
06013026

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Huadian Power Int'l Corp Ltd

*CURRENT ADDRESS


PROCESSED
MAY 04 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4932 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 5/2/06



華電國際電力股份有限公司
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
(Stock code : 1071)





華電國際 HUADIAN POWER

HUADIAN POWER









2005 Annual Report

CONTENTS






Guangan Company


Luzhou Company


Suzhou Company


Chizhou Company


Lingwu Company


Zhongning Company


Ningxia Power Company


Xinxiang Company

Company Profile




Zouxian Plant


Shiliquan Plant


Laicheng Plant


Qingdao Company


Weifang Company


Zibo Company


Tengzhou Company


Zhangqiu Company

Huadian Power International Corporation Limited (the "Company"), its subsidiaries and jointly controlled entity (together, the "Group") are one of the largest listed power producers in the People's Republic of China (the "PRC"). The Group is primarily engaged in the construction and operation of power plants and other businesses related to power generation. By the end of 2005, the total installed capacity in which the Group has interests amounted to 8,197.5 MW, while the total installed capacity controlled or invested by the Group amounted to 10,307.2 MW. The total number of employees amounted to 13,442.

The Company was incorporated in Jinan, Shandong Province, the PRC on 28 June 1994. On 30 June 1999, the Company issued approximately 1,431 million H shares in its initial public offering, which were listed on The Stock Exchange of Hong Kong Limited. At the beginning of year 2005, the Company issued 765,000,000 A shares at an issue price of RMB2.52 per share, which were listed on the Shanghai Stock Exchange on 3 February 2005. Out of such 765,000,000 shares, of which 196,000,000 Stated-owned shares were allocated and issued to China Huadian Corporation ("China Huadian"), in the form of unlisted shares and are currently not listed. The remaining 569,000,000 A shares are listed A shares, representing approximately 9.45% of the Company's total share capital which increased from 5,256,084,200 shares to 6,021,084,200 shares following the issuance of A shares. The 1,431 million H shares accounted for approximately 23.77% of the total enlarged issued share capital.

At present, there are a total of 16 power plants/companies wholly-owned or controlled or invested by the Group.

The power plants of the Group are all strategically located in the vicinity of major coal mines or electricity load centres. As at present, details are as follows:

Power Plants	Installed Capacity (MW)	Equity Interest	Generating Units	Notes
Zouxian Plant	2,540	100%	2 x 600MW+ 4 x 335MW	2 x1,000MW generating units under construction
Shiliquan Plant	1,285	100%	2 x 300MW+ 4 x 140MW + 1 x 125MW	
Laicheng Plant	1,200	100%	4 x 300MW	
Huadian Weifang Power Generation Company Limited ("Weifang Company") (note 1)	660	45%	2 x 330MW	2 x 670MW generating units under construction
Huadian Qingdao Power Company Limited ("Qingdao Company") (note 2)	960	55%	3 x 300MW + 60MW	1 x 300MW generating unit under construction
Huadian Zibo Power Company Limited ("Zibo Company")	467	100%	2 x 145MW+ 2 x 88.5MW	

Power Plants	Installed Capacity (MW)	Equity Interest	Generating Units	Notes
Huadian Zhangqiu Power Company Limited (*"Zhangqiu Company"*) *(note 3)*	290	80.41%	2 x 145MW	
Huadian Tengzhou Xinyuan Power Company Limited ("Tengzhou Company")	333	54.49%	2 x 150MW+ 1 x 33MW	
Sichuan Guangan Power Generation Company Limited ("Guangan Company")	1,200	80%	4 x 300MW	2 x 600MW generating units under construction
Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company") (note 4)	—	97%	—	2 x 600MW generating units under construction
Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company") (note 4)	—	90%	—	2 x 660MW generating units under construction
Huadian Ningxia Lingwu Power Generation Company Limited ("Lingwu Company") (note 8)	—	65%	—	2 x 600MW generating units under construction
Ningxia Yinglite Zhongning Power Company Limited ("Zhongning Company") (note 2)	660	50%	2 x 330MW	
Ningxia Power Generation Company (Group) Limited ("Ningxia Power Company")	112.2	31.11%	112.2MW	Wind power generation
Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company") (note 2)	600	40%	2 x 300MW	
Sichuan Luzhou Chuannan Power Generation Company Limited ("Luzhou Company") (note 5)	—	40%	—	2 x 600MW generating units under construction
Total installed capacity controlled and invested (note 6)	10,307.2			
Total interested capacity (note 7)	8,296.5			

Note 1: In 2005, the former Weifang Power Plant of the Group was incorporated as Huadian Weifang Power Generation Company Limited, a company with limited liabilities in which the Company held 30% equity interests. The relevant procedures for change of business registration were completed on 16 December 2005. At present, the Company holds 45% equity interests in Weifang Company as a result of its capital increase and the further change of registration.

Note 2: The two 330MW coal-fired generating units of Zhongning Company were completed and commenced commercial operation on 22 January 2005 and 17 November 2005 respectively. The two 300MW coal-fired generating units of Chizhou Company were completed and commenced commercial operation on 11 September 2005 and 8 December 2005 respectively. The first 300MW coal-fired generating unit of Qingdao Company Phase II expansion project was completed and commenced commercial operation on 30 November 2005.

Note 3: In October 2005, a capital increase was made for Zhangqiu Company, which operates two 145MW coal-fired generating units. Zhangqiu Company proposed to undertake its phase II expansion project of two 300MW generating units with planned total investment of approximately RMB2,858 million, which required a capital contribution of approximately RMB570 million. Based on the capital contribution made by each shareholder, the Company held 80.41% equity interests in Zhangqiu Company as at 31 December 2005.

Note 4: On 14 June 2005, the Company entered into Suzhou Company Share Transfer Agreement with China Huadian, pursuant to which the Company acquired 97% equity interests in Suzhou Company from China Huadian at a consideration of RMB74,900,000. On the same day, the Company entered into Xinxiang Company Share Transfer Agreement with China Huadian, pursuant to which the Company acquired the 90% equity interests in Xinxiang Company from China Huadian at a consideration of RMB90,100,000. These transactions were approved by independent shareholders at the Extraordinary General Meeting held on 24 August 2005. Following the approval of the PRC's state-owned assets supervision and administration authority in December 2005, the acquisition became effective.

Note 5: The 2 x 600MW coal-fired generating units construction project of Luzhou Company were approved by the State Development and Reform Commission (the "SDRC") on 31 December 2005 and commenced construction. The two generating units are expected to commence commercial operation in 2006 and 2007 respectively.

Note 6: It is calculated based on 100% installed capacities of the power plants managed by the Company, its subsidiaries, jointly controlled entity and associates.

Note 7: It is calculated based on proportionate total interested capacities of the Company, its subsidiaries, jointly controlled entity and associates in the relevant power plant.

Note 8: On 26 February 2006, the Company entered into an agreement with Ningxia Power Company to establish Lingwu Company, in which the Company holds 65% equity interests. Currently Lingwu Company has two 600MW generating units under construction.

During the reporting period (i.e. 1 January 2005 to 31 December 2005), the operational safety of the Group's generating units has been maintained at a satisfactory level and had achieved 33 consecutive 100-day safety records. The plants managed by the Group such as Laicheng Plant, Guangan Company, Qingdao Company, Weifang Company, Zibo Company and Tengzhou Company have recorded continuous safe production for over 2,000 days, while the safe production record achieved by each of Zouxian Plant and Zhangqiu Company was a period of over 1,000 days.

In 2005, a total of 281 generating units nationwide participated in the 34th Large-scale Thermal Power Units Competition of the PRC for the Year 2004 (with unit capacity of 300MW and above). The generating units were examined in accordance with such capabilities as operating efficiency, safe operating period and production rate of the units. A total of 52 generating units won awards in the competition. The overall rate of prize winning was 18.5%. A total of eighteen 300MW and 600MW generating units of the Group participated in this competition, and eight of which won awards. The rate of prize winning attained by the Group was about 44.4%. The No.6 generating unit of Zouxian Plant won top-rank prize (Championship) under the category of 600 MW generating units. The No.2 generating unit of Zouxian Plant and the No.1 generating unit of Qingdao Company won top-rank prize (Championship) and first-class prize (First runner-up award) respectively under the category of 300 MW generating units. The No.3 generating unit of Zouxian Plant and the No.3 and No.4 generating units of Laicheng Plant won second-class prize. The No.1 generating unit of Laicheng Plant and the No.6 generating unit of Shiliquan Plant won third-class prize.

SHAREHOLDING STRUCTURE

The shareholding structure of the Company and its power plants, principal subsidiaries, associated companies and jointly controlled entity as at 24 March 2006 is set out as follows:


China Huadian Corporation
Shandong International Trust and Investment Corporation
Shandong Luneng Development (Group) Company Limited
Zaozhuang City Infrastructure Investment Company
Holders of H Shares
Holders of A Shares
50.01%
15.00%
1.44%
0.33%
23.77%
9.45%
Huadian Power International Corporation Limited
100%
Zouxian Plant 2540MW 2x1000MW under construction
100%
Shiliquan Plant 1285MW
100%
Laicheng Plant 1200MW
55%
Qingdao Company 960MW 1x300MW under construction
45%
Weifang Company 660MW 2x670MW under construction
100%
Zibo Company 467MW
80.41%
Zhangqiu Company 290MW
54.49%
Tengzhou Company 333MW
80%
Guangan Company 1200MW 2x600MW under construction
65%
Lingwu Company 2x600MW under construction
31.11%
Ningxia Power Company 112.2MW
97%
Suzhou Company 2x600MW under construction
50%
Zhongning Company 660MW
90%
Xinxiang Company 2x660MW under construction
40%
Chizhou Company 600MW
40%
Luzhou Company 2x600MW under construction

Particulars of the Company's subsidiaries, associated companies and jointly controlled entity as at 31 December 2005 are set out in notes 19, 20 and 21 respectively of the financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") included in this annual report.



Chairman's Statement

DEAR SHAREHOLDERS,

I hereby present the annual results of the Group for the year ended 31 December 2005.

During the year, despite keen competition and various unfavourable factors, the Company, under the support of the government and shareholders as well as the concerted efforts and diligence of the management and our staff, accomplished various predetermined targets for the year.

Electricity generation of the Group during the financial year ended 31 December 2005 amounted to 46.82 million MWh, representing an increase of approximately 25.03% over 2004. Operating turnover for the year amounted to approximately RMB13,330 million, representing an increase of approximately 30.71% over 2004. The Group's profits attributable to equity shareholders amounted to approximately RMB1,066 million, representing an increase of approximately 1.98% over 2004. Earnings per share were RMB0.179. The Board recommended the declaration of a final dividend of RMB0.065 per share for the financial year ended 31 December 2005.



Mr. He Gong
Chairman

As a further step in light of its nationwide development strategy following the acquisition of 40% equity interests in Chizhou Company held by its controlling shareholder China Huadian in 2004, the Group entered into share transfer agreements with China Huadian in 2005 to acquire 97% equity interests in Suzhou Company and 90% equity interests in Xinxiang Company. Such transactions laid a solid foundation for the Company's development as a national independent power producer.

In order to further expand its financing channels, the Company successfully completed its A share issuance in the PRC. The Company's A shares were listed on the Shanghai Stock Exchange on 3 February 2005. The total proceeds from the A share issuance at an issue price of RMB2.52 per share amounted to RMB1,927,800,000.

To increase the rate of return for shareholders and strengthen its core competitiveness, the Group has been continuously exploring new opportunities for development of electricity business throughout the country, with a view to maintaining its position as one of the largest and most competitive listed power producers in China. The Group's projects under construction and under development are in smooth progress. To date, the Group's projects under construction include two 1,000MW generating units of Zouxian Plant Phase IV expansion project, the No.2 300MW generating unit of Qingdao Company Phase II expansion project, two 670MW generating units of Weifang Company Phase II expansion project, two 600MW generating units of Guangan Company Phase III expansion project, two 600MW generating units of Lingwu Company, two 600MW generating units of Suzhou Company, two 660MW generating units of Xinxiang Company and two 600MW generating units of Luzhou Company.

Moreover, preliminary projects controlled and developed by the Group include two 300MW heat and electricity co-generating units of Zhangqiu Company Phase II project and two 315MW heat and electricity co-generating units of Tengzhou Company Phase II project. In addition to developing thermal power, the Company further strengthens the development of Sichuan Daduhe Luding Hydropower Station and strives for earlier approval by the State while at the same time actively seeks to obtain the development rights for other hydroelectricity projects along the Daduhe river basin and new hydroelectricity resources. The Company also endeavors for a breakthrough in new power projects such as wind power generation and biomass energy power generation.

Currently, the Group's power generating units in operation or under construction are located in Shandong, Sichuan, Ningxia, Anhui and Henan Provinces / Autonomous Region with fast-growing economy and considerable GDP growth in recent years. Based on comparable pricing, the GDP growth rates of Shandong, Sichuan, Ningxia, Anhui and Henan Provinces / Autonomous Region in 2005 reached 15.2%, 12.6%, 10.3%, 11.8% and 14.1% respectively. Their GDP growth rates are higher than the national average by 5.3, 2.7, 0.4, 1.9 and 4.2 percentage points, respectively. It was the fifteenth consecutive year that Shandong Province has recorded a double-digit economic growth rate.

During the past year, the Group's achievement in its operating results was attributable to the unremitting efforts devoted by its staff as well as the support of local governments and shareholders. I hereby express my heartfelt thanks to them. In the future operation and development, the Company will strive to keep up its efforts to create more promising results to render satisfactory return to shareholders.

He Gong
Chairman

Jinan, Shandong Province, the PRC
24 March 2006



Business Review and Prospect

BUSINESS REVIEW

(1) Power generation

Electricity generation of the Group during 2005 amounted to 46.82 million MWh, representing an increase of approximately 25.03% over 2004. The average utilization hours of the power generation facilities of the Group were 5,712 hours, representing an increase of 623 hours over 2004.

(2) Turnover

In 2005, the total volume of electricity sold by the Group to the public grid was 43.82 million MWh, representing an increase of approximately 25.46% over 2004. Turnover for the year 2005 amounted to approximately RMB13,300 million, representing an increase of approximately 30.71% over 2004. The revenue from sale of electricity for the year 2005 amounted to approximately RMB13,035 million, representing an increase of approximately 30.66% over 2004. The revenue from sale of heat for the year 2005 amounted to approximately RMB265 million, representing an increase of approximately 33.09% over 2004.

(3) Profit

For the year ended 31 December 2005, the Group's profits attributable to equity shareholders of the Company amounted to approximately RMB1,066 million, representing an increase of approximately 1.98% over the corresponding period of 2004. Earnings per share were RMB0.179.

(4) Newly installed capacity

There were mainly five generating units of the Group commenced commercial operation in 2005. The two 330MW coal-fired generating units of Zhongning Company were completed and commenced commercial operation on 22 January 2005 and 17 November 2005 respectively. The two 300MW coal-fired generating units of Chizhou Company were completed and commenced commercial operation on 11 September 2005 and 8 December 2005 respectively. The first 300MW coal-fired generating unit of Qingdao Company Phase II expansion project was completed and commenced commercial operation on 30 November 2005. The on-grid electricity tariff for these newly-operated generating units was approved recently by local government authorities. The on-grid electricity tariff for the 1st 300MW generating unit of Qingdao Company phase II project, the two 330MW generating units of Zhongning Company and the two 300MW generating units of Chizhou Company was RMB0.344 per KWh (including desulphurization), RMB0.233 per KWh and RMB0.369 per KWh (including desulphurization) respectively. All the tariff stated above include VAT.



Mr. Chen Jianhua
Director and General Manager

(5) Construction in progress

To date, the Group's construction projects in progress include two 1,000MW generating units of Zouxian Plant Phase IV expansion project, the second 300MW generating unit of Qingdao Company Phase II expansion project, two 670MW generating units of Weifang Company Phase II expansion project, two 600MW generating units of Guangan Company Phase III expansion project, two 600MW generating units of Lingwu Company construction project, two 600MW generating units of Suzhou Company Phase I construction project, two 660MW generating units of Xinxiang Company Phase I construction project and two 600MW generating units of Luzhou Company construction project.

(6) Preliminary projects

Preliminary projects controlled and developed by the Group include two 300MW heat and electricity co-generating units of Zhangqiu Company Phase II project and two 315MW heat and electricity co-generating units of Tengzhou Company Phase II. In addition to developing thermal power, the Company further strengthens the development of Sichuan Daduhe Luding Hydropower Station and strives for earlier approval by the State while at the same time actively seeks to obtain the development rights for other hydroelectricity projects along the Daduhe river basin and new hydroelectricity resources. The Company also endeavors to achieve a breakthrough in new power projects such as wind power generation and biomass energy power generation.

BUSINESS PROSPECT

In 2006, the first year of the "11th Five-Year Plan", the PRC will embark on a series of new strategic initiatives for national economy and social development during the "11th Five-Year" period. In light of the scientific development vision of the PRC Government to drive the overall economic and social development, the PRC will advance towards a harmonious society, with strong emphasis in cycle economy to expedite the transformation of economic growing mode in pursuit for an energy-saving and environment-friendly society. As for power generating companies, the steady growth in PRC economy will lay a strong foundation for increasing demand for electricity power.

As the pillar industry of national economy, power generating industry is a cornerstone of economic development, while the growth in gross generation of power electricity depends on GDP growth, the overall demand in society for power and newly installed capacity.

The start-up of power polling for regional power markets will introduce fiercer competition among power generation enterprises. With Northeast China power market and East China power market having entered the comprehensive simulation operation stage, the South China power market has commenced simulation operation, while the North China power market, where the Group's major assets (approximately 75% of the Group assets are located in Shandong Province) are located, has no implementation plan yet.

The supply bottleneck of coal for power generation is expected to be alleviated with the improving railway transportation capability, but uncertainty still exists in coal price.

As a whole, demand for power is growing steadily in areas where the Group's investments situate including Shandong, Sichuan, Ningxia and Anhui which have relatively more developed economies or higher economic growth rates. In addition, among the Company's quality assets with a majority of large generating units of high performance and efficiency, 300MW or above generating units account for over 80% of the total installed capacity controlled or invested by the Group. The 2 x 1,000MW ultra-supercritical thermal power generating units of Zouxian Plant under construction holds a leading position in the PRC in terms of unit capacity.

Through a decade of rapid growth and continuous expansion, the Group, as a listed power generating enterprise in China, ranks high in respect of its installed capacity, power generation, profitability, competitiveness and strength. In 2006, the Company will continue to put efforts in infrastructure construction, operational improvement, power project development, cost-effectiveness enhancement and capital operations, aiming at reinforcing the overall strength and competitive edges of the Company. The Group is confident that with its strengths, it will capitalise on opportunities and address challenges, particularly those critical challenges in the market. The Group will leverage its own advantages and constantly expand its operations so as to secure steady and rapid growth.

The major objectives of the Group in 2006 are as follows:

1. To ensure safe operation of the Group's power plants, achieve the Group's operational targets for 2006, strictly control costs and maintain the leading position of the Group's power plants in terms of their technological and economic performance.

2. To ensure safety of construction in progress, manage project progress effectively with required quality and unit costs under control, and strive to achieve commencement of commercial operation of the second 300MW generating unit of Qingdao Company Phase II project and the first 670MW generating unit of Weifang Company Phase II project in 2006.

3. To actively pursue the Group's preliminary projects, further optimise power source structure and regional structure, and actively explore new energy projects to realise a diversified power generation structure focusing on thermal power and supplemented by hydroelectricity, wind power and biomass energy power generation.

4. To seek new opportunities of power generation projects arising from China Huadian's presence across the PRC to speed up the Group's expansion in domestic power generation industry.

5. To strengthen the control on coal cost, improve coal quality and secure coal supply under long-term strategic partnership with coal mines.

6. To adhere to the low cost strategies and achieve further increase in the Company's profitability.

7. To actively explore multiple debt financing channels so as to cut down finance costs for future financial needs as a result of the accelerating development of the Company.

8. To advance innovative human resources management for improving the overall quality of the Company's management.

Chen Jianhua
Director and General Manager

Jinan, Shandong Province, the PRC
24 March 2006



Biographical Details of Directors, Supervisors and Senior Management

BIOGRAPHICAL DETAILS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

DIRECTORS



He Gong, born in June 1943, with university qualification, is a professor-grade senior engineer and is currently the Chairman of the Company, General Manager of China Huadian Corporation and secretary to the Party group. Mr. He has worked since 1966 and has 39-year experience in the industries of electric power generation and management, and electric power infrastructure. Mr. He had worked at Yunnan Hydropower Construction Company, Yunnan Electric Power Bureau, China Three Gorges Project Corporation and the State Power Corporation of China.



Chen Feihu, born in July 1962, graduated from Renmin University of China with a bachelor degree. He is currently the Vice Chairman of the Company, the Deputy General Manager of China Huadian Corporation, a member of the Party group and the Chief Accountant. Mr. Chen had served in the Production and Finance Division of Finance Bureau of Ministry of Electric Power and Industry, the Production and Finance Department of Finance Bureau of Ministry of Water Resources and Electric Power, Electric Enterprise Division of Economic Regulation Bureau of Ministry of Energy, Production Division of Finance Department of China Electricity Council, Economic Regulation Division of Economic Regulation Bureau of the Ministry of Electric Power, Fujian Provincial Bureau of Electricity Industry, Economic Regulation Bureau of the Ministry of Electric Power, Finance and Assets Operation Department of State Power Corporation, General Manager Department and Institutional Reform Office of State Power Corporation and State Power Corporation. He has 26 years' experience in electricity generation, public finance, banking and finance and macro economic management etc.



Zhu Chongli, born in October 1948, is a senior economist and is currently the Vice Chairman of the Company and the Chairman of Shandong International Trust and Investment Corporation. Mr. Zhu graduated from Economic Department of Shandong University. He has 33-year experience in macroeconomics, trust and investment management. Mr. Zhu had worked in the Planning Committee of Shandong Province (presently known as Shandong Provincial Development and Reform Commission), Commanding Office for Yin Huang Ji Qing Project of Shandong Province and Shenzhen Donghua Industrial Corporation.



Chen Jianhua, born in May 1960, with a master's degree, is a senior engineer and is currently a Director and the General Manager of the Company and Chief Economist of China Huadian Corporation. He is also the Chairman of Huadian Qingdao Power Company Limited and the Chairman of Sichuan Guangan Power Generation Company Limited. Mr. Chen graduated from Shandong University. He has 24-year experience in electric power generation, operating management and securities finance. Before joining the Company, Mr Chen had worked at Qingdao Plant and Shandong Electric Power Group Corporation.



Tian Peiting, born in July 1945, with university qualification and MBA degree, is a professor-grade senior engineer and is currently a Director of the Company. Mr. Tian graduated from Huazhong Industrial College majoring in thermal energy power. He has 37-year experience in electric power infrastructure, research, management and securities finance. Before joining the Company, Mr. Tian had worked at Shandong Electric and Construction No. 2 Division, Shandong No. 3 Electric and Construction Company, Shandong Nuclear Power Engineering Company, Shandong No. 1 Electric and Construction Company, Shandong Electric Science Research Institute and Shandong Electric Power Group Corporation.



Wang Yingli, born in September 1961, with university qualification and MBA degree, is a senior engineer and is currently a Director of the Company, the Deputy General Manager of Shandong International Trust and Investment Corporation. Ms Wang commenced to work in 1981. Ms Wang has 23 years' experience in the business of macroeconomics, trust and investment management. Ms. Wang had worked at Shandong University and Shandong International Trust and Investment Corporation.



Zhang Bingju, born in November 1958, is a senior accountant and is currently a Director of the Company and the Head of the Safe Production Department of China Huadian Corporation. Mr. Zhang commenced to work in Shandong Provincial Bureau of Power Supply in 1980 and had worked at Zaozhuang Power Supply Bureau, the Finance Division, Operation Department, Operation and Sales Department, Power Supply and Maintenance Company and Operation Department of Shandong Electric Power Group Corporation. He has 25-year experience in electric power operation and management.



Peng Xingyu, born in February 1962, with a master's degree, is a senior accountant and is currently a Director of the Company, deputy chief accountant and the Head of Finance and Assets Department of China Huadian Corporation. Mr. Peng graduated from Wuhan University and commenced to work in 1981. He has 24-year experience in the industries of electric power generation, operation and capital management. Mr Peng had worked at Huazhong Electric Power Management Bureau, China Huazhong Electric Power Group Company and Hubei Electric Power Company.



Ding Huiping, born in June 1956, is a professor and Ph.D. tutor and is currently an Independent Director of the Company. Mr. Ding graduated from Northeastern University with a bachelor degree of engineering in February 1982. He studied in Sweden since 1987 and acquired a Doctor degree in Enterprise Economic in 1992 and made postdoctoral research. He has been working at Economic and Management School of Northern Jiaotong University (presently known as Beijing Jiaotong University) since 1993. Research directions: Theory of enterprise economics and innovative management, supply chain management and enterprise informatization operation, investment and financing decisions and assessment of enterprise values.



Zhao Jinghua, born in May 1962, is a professor and Ph. D. tutor and is currently an Independent Director of the Company. He has been the deputy head of the Economic and Management Department of Shandong University, and has been the deputy head and head of Management School of Shandong University. Mr. Zhao has participated in training course for independent directors of listed companies as jointly organized by China Securities Regulatory Commission and School of Economics and Management of Tsinghua University and got the Certificate of Completing during the period from 15 July 2001 and 20 July 2001. Mr. Zhao is currently the head of Capital Operation and Strategic Management Centre of The Central University of Finance and Economics, chief professional of the base for economics and management research of Shandong Province , member of 專業教學指導委員會 (Professional Educational Instruction Commission) of higher school industry and business management studies under the Ministry of Education.



Wang Chuanshun, born in August 1965, is a senior accountant and is currently an Independent Director of the Company. Mr. Wang graduated from the Economics Department of Southwest Agricultural University in July 1990 with a master's degree. In the same year, he worked for the 山東省審計廳 (Audit Department of Shandong Province), and has been the accountant of Audit Department of Shandong Province, the deputy head of 山東會計師事務所 (Shandong Accounting Company Limited), deputy general manager of Shandong Zhengyuan Accountants Limited, and a deputy head and accountant of Shandong Zhengyuanhexin Accountants Limited. He is currently a head of China Rightson (Shandong) Certified Public Accountants.



Hu Yuanmu, born in November 1954, Professor and tutor of Ph.D and master, is currently an Independent Director of the Company. Mr. Hu graduated from the Accounting Department of Shandong Economic College in July 1983, and has been a teacher there to date. He has been the deputy head and head of the faculty of accountancy in Shandong Economic College. In the meantime, he got a master degree and doctoral degree in 天津財經大學 (Tianjin University of Finance and Economics). He has been recognized as a provincial level leader of youth academics and subjects in 1993. He is currently the assistant to dean, the head of education administration department and a key academic fellow of Shandong Economic College. He is also a professor of Shandong Provincial Party School, director of the 全國會計教授會 (Accountancy and Teaching Society of China), and a standing committee member of Shandong Accountancy Society. Research directions: Accounting, Chrematistics and Auditing

SUPERVISORS



Feng Lanshui, born in October 1946, graduated from the Shandong Finance Institute, and is currently the Chairman of the supervisory committee of the Company and is a director of Shandong International Trust and Investment Corporation. Mr. Feng had worked in the Foreign Trade and Finance Trade Office of Qihe County in Shandong Province and the Shandong Provincial Planning Commission (presently known as Shandong Provincial Development and Reform Commission). He has 34-year experience in finance, monetary, macroeconomic management and trust and investment.



Li Changxu, born in November 1962, with university qualification, is a senior accountant and is currently a member of the Supervisory Committee of the Company, the Head of Audit Department of China Huadian Corporation. Mr. Li graduated from Shanghai Electric Power College and has nearly 23 years' experience in the industries of electric power generation and management, and auditing. Mr. Li had worked at the Accessory Company of the Ministry of Hydropower, the Audit Bureau of the Ministry of Water Resources and Electric Power, the Audit Bureau of the Audit Department at the Ministry of Energy, the Audit Bureau of the Ministry of Electric Power and the Audit Bureau of the State Power Corporation of China.



Zheng Feixue, born in November 1955, graduated from the Northeast Electricity College studying power plant and electricity system. She is currently a member of the Supervisory Committee of the Company and the Chairwoman of the Trade Union of the Zouxian Power Plant. Ms Zheng has been with Zouxian Power Plant since 1982, and has acted in various capacities. She has 23-year experience in electricity generation and management.

COMPANY SECRETARY



Zhou Lianqing, born in November 1960, with a master's degree, is a senior engineer and graduated from Shandong University. He is currently the Secretary to the Board of the Company. Mr. Zhou has worked since 1982. Before joining the Company, Mr. Zhou had worked at the Shandong Xindian Power Plant and Shandong Electric Power Group Corporation. He has 23-year experience in electric power generation, management, laws and regulations, finance, investor relations and securities management.

SENIOR MANAGEMENT



Zhong Tonglin, born in February 1960, with a master's degree, is a senior engineer and is currently the executive Deputy General Manager of the Company. He is also the Chairman of Anhui Chizhou Jiuhua Power Generation Company Limited, the Chairman of Huadian Weifang Power Company Limited, a Vice Chairman of Sichuan Guangan Power Generation Company Limited, a Vice Chairman of Ningxia Power Generation Company (Group) Limited, and a director of Huadian Qingdao Power Generation Company Limited. Mr. Zhong graduated from the Shanghai Electric Power College. He has 23-year experience in electric power infrastructure, design, management and securities finance. Before joining the Company, Mr. Zhong had worked at the Shandong Province Electric Power Design Institute, the Shandong Electric Power Infrastructure Company, Shandong No. 3 Electric and Construction Company and Shandong Electric Power Group Corporation.



Geng Yuanzhu, born in November 1964, with a master's degree, is currently a Deputy General Manager of the Company, the Chairman of Huadian Ningxia Lingwu Power Generation Company Limited, the Chairman of Huadian Anhui Suzhou Power Generation Company Limited and the Chairman of Huadian Xinxiang Power Generation Company Limited. Mr. Geng graduated from Shandong University. He has worked since 1988 and 17-year experience in electric power generation and operating management. Mr. Geng had worked at Weifang Plant, Luneng Hainan Vast Property Company Limited (魯能海南廣大置業有限公司) and Zouxian Plant, and served as the factory head of Zouxian Plant before joining the Company.



Wang Wenqi, born in March 1963, with a master's degree, is a senior engineer and is currently a Deputy General Manager of the Company. He is also the Chairman of Huadian Zibo Thermal Power Company Limited, the Chairman of Huadian Zhangqiu Power Generation Company Limited and the Chairman of Huadian International Materials Company Limited. Mr. Wang graduated from Shandong University studying electrical mechanics. He has nearly 23-year experience in electric power examination, research, management and securities finance. Before joining the Company, Mr. Wang had worked at the Shandong Electric Power Science and Research Institute and Shandong Electric Power Group Corporation.



Zhu Fangxin, born in October 1951, graduated from the Shandong Province School of Finance and Accounting, registered accountant and auditor. He is currently the Chief Accountant and Chief Supervisor of Financial Affairs of the Company. Before joining the Company, Mr. Zhu had worked in the finance department of the Shandong Electric Power Bureau, the General Services Company of Shandong Electric Power Bureau, Shandong Luneng Development (Group) Company Limited, Shandong Electric Power Group Corporation and Shandong Luneng Electric Power Fuel Company Limited. He has nearly 33-year experience in financial management and securities finance.



Gou Wei, born in December 1967, with a master's degree, is a senior engineer and currently the Deputy General Manager of the Company, the Chairman of Huadian Tengzhou Thermal Power Company Limited and the Vice Chairman of Sichuan Luzhou Chuannan Power Company Limited. Mr. Gou graduated from North China Electric Power University. Mr. Gou has worked since 1989 and 16-year experience in electric power generation and operating management. He had worked at Jiangyou Plant, Sichuan Guangan Power Generation Company Limited and served as the General Manager of Sichuan Guangan Power Generation Company Limited before joining the Company.



Management Discussion and Analysis

(1) MACROECONOMIC CONDITIONS AND ELECTRICITY DEMAND

In 2005, the gross domestic product ("GDP") of the PRC amounted to RMB18,232.1 billion, representing an increase of 9.9% over 2004 determined based on comparable pricing. Power consumption of the whole society totalled 2,468.9 billion KWh, representing a year-on-year increase of 13.45% over 2004, of which the primary, secondary and tertiary industry accounted for 74.1 billion KWh, 1,847.8 billion KWh and 263.1 billion KWh respectively, representing a year-on-year increase of 7.64%, 13.37% and 12.90% respectively.

Currently, the Group's power generating units in operation or under construction are located in Shandong, Sichuan, Ningxia, Anhui and Henan Provinces / Autonomous Region with fast-growing economy and considerable GDP growth in recent years. Based on comparable pricing, the GDP growth rates of Shandong, Sichuan, Ningxia, Anhui and Henan Provinces / Autonomous Region in 2005 reached 15.2%, 12.6%, 10.3%, 11.8% and 14.1% respectively. Their GDP growth rates are higher than the national average by 5.3, 2.7, 0.4, 1.9 and 4.2 percentage points, respectively. It was the fifteenth consecutive year that Shandong Province has recorded a double-digit economic growth rate. Power consumption of the whole society for Shandong Province increased by 16.56%. In line with the GDP growth, power demands in other regions increased at a relatively rapid rate.

(2) TURNOVER AND PROFIT

In 2005, the Group achieved its planned operating targets by means of strengthening management, securing sufficient supply of coal with high quality, significantly increasing electricity generation and tightly controlling various costs and expenses. The total volume of electricity sold by the Group to the public grid for the year 2005 was 43.82 million MWh. Turnover for the year 2005 amounted to approximately RMB13,300 million, representing an increase of approximately 30.71% over 2004. Profits attributable to equity shareholders of the Company amounted to approximately RMB1,066 million, representing an increase of approximately 1.98% over 2004. Earnings per share were RMB0.179. The significant increase in turnover was mainly attributable to the increase of 25.46% in on-grid electricity supply as compared with that for the year 2004.

(3) OPERATING EXPENSES

During the year, the operating expenses of the Group amounted to RMB11,247 million, representing an increase of 37.86% over 2004, which was attributable to a growth of 25.03% in the volume of power generation and a rise in coal costs.

The principal operating expense of the Group was coal costs, which amounted to RMB7,271 million in 2005, accounting for 64.65% of the Group's total operating expenses. In 2005, the Group's unit fuel cost for electricity supply amounted to RMB160.03/MWh, representing a growth of 24.48% over 2004. The increase in unit coal cost was due to a year-on-year increase of 25.74% in unit price of standard coal.

Depreciation and amortisation expenses of the Group amounted to RMB1,622 million in 2005, representing an increase of 5.79% over 2004. The increase in depreciation expenses was mainly caused by the addition of the No.3 and No.4 generating units of Guangan Company as fixed assets and the change in the consolidation method in respect of Qingdao Company.

The major overhaul and repair and maintenance expenses of the Group increased by approximately 5.63% to RMB399 million as compared with that for 2004. This was mainly attributable to the addition of the No.3 and No.4 generating units of Guangan Company. The increase in major overhaul and maintenance expenses was lower than the growth in the installed capacity of the generating units of the Group, which was mainly due to the Group's strengthened control over major overhaul and repair and maintenance expenses.

Personnel costs of the Group amounted to RMB1,057 million in 2005, representing a year-on-year increase of 15%. This was mainly due to additional staff employed for operation of new generating units, and the additional costs arising from the raised social insurance contribution base.

Administration expenses increased by 41.58% to RMB506 million as compared with that for 2004. The growth was mainly due to a rise in the Company's environmental protection expenses of approximately RMB95.81 million.

Other operating expenses amounted to RMB257 million, representing an increase of RMB43 million over 2004, which was mainly due to the increased water fee as a result of the increased power generation.

(4) FINANCE COSTS

Net finance costs of the Group in 2005 amounted to RMB446 million, representing a decrease of RMB47.35 million or 9.59% over 2004. This was mainly attributable to the US dollar exchange gains.

(5) INDEBTEDNESS

As at 31 December 2005, the borrowings of the Group amounted to RMB18,432 million, of which loans denominated in US dollars amounted to US$192 million. The gearing ratio (i.e. total liabilities / total assets) was 60.7%, representing a decrease of 1.19 percentage points from that of 2004. This was mainly attributable to the increase in shareholders' equity as a result of the issuance of RMB ordinary shares which offset the increase in debt financing.

(6) CASH AND CASH EQUIVALENTS

As at 31 December 2005, the Group had cash and cash equivalents of approximately RMB846 million.

(7) CASH FLOW ANALYSIS

In 2005, the net decrease in consolidated cash and cash equivalents of the Group amounted to approximately RMB414 million. Net increase in cash flow generating from operating activities amounted to approximately RMB2,335 million, which was relatively stable. Net decrease in cash flow generating from investing activities amounted to approximately RMB6,646 million, mainly resulting from the investment in fixed assets including construction projects in progress and technology improvements, as well as payment for acquisition of Xinxiang Company and Suzhou Company and additional investments in associates. Net increase in cash flow generating from financing activities amounted to approximately RMB3,897 million, which was mainly due to the issuance of RMB ordinary shares and increased debt financing during the reporting period.

(8) PRODUCTION, OPERATION AND SAFETY

In 2005, the equivalent availability factor of the generating units was 93.8%; the equivalent forced suspension rate was 0.2%; the average coal consumption rate for electricity supply of generating units was 344.99g/KWh, a decrease of 1.14g/KWh from that in 2004.

In 2005, the Group's operation safety maintained at a satisfactory level. As at 31 December 2005, the Group had achieved production safety throughout the year.

In 2005, a total of 11 major overhauls and 14 minor overhauls were conducted in respect of the generating units of the Group and the planned overhaul rate was 5.92%, representing an increase of 0.34 percentage points over 2004.

(9) TECHNICAL IMPROVEMENT PROJECTS

In 2005, the technical improvement projects of the Group progressed smoothly. The purpose of these technical improvement projects of the Group was to enhance the level of operational safety and automation of the facilities so that the production efficiency of the generating units could be improved. The Group had introduced new technology to upgrade some of its steam turbine equipment and the effect was satisfactory.

The Group implemented technical improvement projects in respect of energy-saving and capacity-enhancement for the No.1 generating unit of Shiliquan Plant. To date, the Group has upgraded six 300MW generating units and five 125MW generating units. After the implementation of technical improvement projects to save energy and enhance capacity, the average standard coal consumption rate of generating units was reduced by about 10-15g/ KWh while the capacity of generating units increased by 10% or above, from the original capacities of 125MW and 300MW to the new capacities of 140MW, 330MW or 335MW respectively. The increase in the capacity as indicated in the plates of the relevant plants has been formally approved by relevant government authorities.

Moreover, in consideration of environmental protection and developing strategies, the Company implemented technical improvement project of straw burning technology, a renewable energy resource technology, for the boiler burner of the No.5 generating unit of Shiliquan Plant (wholly owned by the Company, with a capacity of 140MW), which commenced commercial operation on 16 December 2005. The project is the pioneer in the PRC in terms of renewable resource utilisation developed based on imported technology, with technical support from BWE (Denmark) for mixed burning of powdered coal and straw. The Company introduced innovation and improvement to the project according to the domestic-specific conditions in the PRC, taking the lead in implementation of such technical improvement in the PRC.

OPERATION STATISITCS

The table below sets out certain major operation statistics of the Group and its power plants/companies:

THE GROUP:

	2005	2004	2003
Total installed capacity controlled or invested at year end (MW)	**10,307.20**	8,635.00	7,380.00
Interested capacity at year end (MW)	**8197.50**	7,397.50	6,388.50
Amount of electricity generated ('million MWh)	**46.82**	37.45	29.15
On-grid electricity sold ('million MWh)	**43.83**	34.92	27.26
Available hours	**7,966.00**	8,289.00	7,717.00
Average utilization hours	**5,712.00**	5,089.00	4,820.00
Load factor (%)	**75.68**	72.60	69.30
Equivalent availability factor (%)	**93.80**	93.95	94.11
Standard coal consumption for electricity supplied (g/kWh)	**344.99**	346.13	347.40

2005	Zouxian	Shiliquan	Laicheng	Qingdao	Zibo	Zhangqiu	Tengzhou	Guangan	Weifang	Zhongning	Chizhou
Equity interest (%)	100	100	100	55	100	80.41	54.49	80	30	50	40
Installed capacity (MW)	2,540	1,285	1,200	660	467	290	333	1,200	660	660	600
Average utilization hours	5,616	5,754	5,850	5,522	5,905	5,733	5,870	5,700	5,737	7,964	4,877
Total amount of electricity generated ('million MWh)	14.27	7.39	7.02	3.79	2.76	1.66	1.95	6.84	3.79	2.79	0.54
Net amount of electricity generated ('million MWh)	13.53	6.90	6.63	3.52	2.43	1.54	1.81	6.39	3.56	2.64	0.51
Standard coal consumption for electricity supplied (g/kWh)	332.12	355.75	339.06	345.62	374.03	367.52	369.14	341.91	342.87	353.44	356.20

2004	Zouxian	Shiliquan	Laicheng	Qingdao	Weifang	Zibo	Zhangqiu	Tengzhou	Guangan
Equity interest (%)	100	100	100	55	30	100	70	54.49	80
Installed capacity (MW)	2,540	1,285	1,200	660	660	467	290	333	1,200
Average utilization hours	4,934	4,864	5,092	5,315	5,531	5,148	4,885	4,891	5,511
Total amount of electricity generated ('million MWh)	12.53	6.18	6.11	3.51	3.65	2.30	1.32	1.63	4.35
Net amount of electricity generated ('million MWh)	11.84	5.76	5.75	3.26	3.43	2.01	1.22	1.50	4.02
Standard coal consumption for electricity supplied (g/kWh)	332.04	357.55	341.33	347.40	347.00	378.93	371.96	370.89	342.61

2003	Zouxian	Shiliquan	Laicheng	Qingdao	Weifang	Zibo	Zhangqiu	Tengzhou
Equity interest (%)	100	100	100	55	30	100	70	54.49
Installed capacity (MW)	2,540	1,270	1,200	660	660	447	270	333
Average utilization hours	4,705	4,815	4,625	5,189	4,883	5,139	4,898	5,664
Total amount of electricity generated ('million MWh)	11.78	6.04	5.07	3.42	3.14	1.25	1.32	0.85
Net amount of electricity generated ('million MWh)	11.12	5.64	4.77	3.19	2.94	1.09	1.22	0.79
Standard coal consumption for electricity supplied (g/kWh)	332.98	359.25	344.54	350.39	349.47	378.53	374.87	377.01







Directors Report




The Directors hereby present the annual report together with the audited financial statements of the Company, its subsidiaries, jointly controlled entity and associates (the "Group") for the financial year ended 31 December 2005.

PRINCIPAL ACTIVITIES

The Group is principally engaged in the generation and sale of electricity and heat. All electricity generated is supplied to the provincial grid companies where the plants are located.

As the Group is located, and has been operating one single business, in the People's Republic of China ("PRC"), no segmental reporting was included in the financial statements.

The profit attained by the Group for the year ended 31 December 2005 and the position of the Group's and the Company's financial affairs as of that date prepared in accordance with IFRS are set out on pages 60 to 116 of the annual report.

DIVIDENDS

The board of directors of the Company (the "Board") recommended the declaration of a final dividend of RMB0.065 per share (totalling approximately RMB391,370,473) for the financial year ended 31 December 2005 (2004: a final dividend of RMB0.035 per share, totalling approximately RMB210,738,000). This dividend distribution proposal is subject to the approval by the shareholders of the Company at the 2005 Annual General Meeting.

Resolutions passed at the Board meetings in 2005

In 2005, the Board convened a total of 11 meetings, details of which are summarized as follows:

1. The 19th meeting of the third session of the Board was concluded on 22 March 2005, announcement of resolutions in respect of which was published in China Securities Journal and Shanghai Securities News on 23 March 2005.

2. The 20th meeting of the third session of the Board was held by way of telecommunications on 4 April 2005 at the Company's conference room at 14 Jingsan Road, Jinan City, Shandong Province. The Chairman of the Company He Gong presided over the meeting, which was attended by the Company's 12 Directors in person. In compliance with relevant laws, regulations and the Articles of Association of the Company, the meeting was valid and effective. Supervisors Feng Lanshui, Li Changxu and Zheng Feixue attended the meeting. Resolutions for the following matters were passed at the meeting: Submission of the Code on Board Practices as approved by the 19th meeting of the third session of the Company's Board to present to the 2004 Annual General Meeting (the "AGM") for approval in accordance with latest requirements of China Securities Regulatory Committee ("CSRC") and Shanghai Stock Exchange; presentation of the Code on Supervisory Committee Meeting to the 2004 AGM for approval.

3. The 21st meeting of the third session of the Board was held by way of telecommunications on 26 April 2005 at the Company's conference room at 14 Jingsan Road, Jinan City, Shandong Province. The Chairman of the Company He Gong presided over the meeting, which was attended by the Company's 12 Directors in person. In compliance with relevant laws, regulations and the Articles of Association of the Company, the meeting was valid and effective. Supervisors Feng Lanshui, Li Changxu and Zheng Feixue attended the meeting. At the meeting, the 2005 First Quarterly Report of the Company was considered and approved.

4. The 22nd meeting of the third session of the Board was held on 17 May 2005, announcement of resolutions in respect of which was published in China Securities Journal and Shanghai Securities News on 18 May 2005.

5. The 1st meeting of the fourth session of the Board was held on 2 June 2005, announcement of resolutions in respect of which was published in China Securities Journal and Shanghai Securities News on 6 June 2005.

6. The 2nd meeting of the fourth session of the Board was held on 12 August 2005 at Kylin Resort, Qingdao Jimo City, Shandong Province. The Vice Chairman of the Company Chen Feihu presided over the meeting, which was attended by the Company's 12 Directors in person or by proxy. In compliance with relevant laws, regulations and the Articles of Association of the Company, the meeting was valid and effective. Supervisor Zheng Feixue attended the meeting. At the meeting, the Company was approved to conduct the bidding and the construction, if winning in bidding, of the concession projects in Jiangsu Dongtai and Qingdao Jimo; and Directors Chen Jianhua, Tian Peiting, Peng Xingyu and Wang Yingli were authorised to determine the bid price based on the Company's development and competition strategies.

7. The 3rd meeting of the fourth session of the Board was held on 25 August 2005, announcement of resolutions in respect of which was published in China Securities Journal and Shanghai Securities News on 26 August 2005.

8. The 4th meeting of the fourth session of the Board was held on 23 September 2005, announcement of resolutions in respect of which was published in China Securities Journal and Shanghai Securities News on 26 September 2005.

9. The 5th meeting of the fourth session of the Board was held by way of telecommunications on 9 October 2005 at the Company's conference room at 14 Jingsan Road, Jinan City, Shandong Province. The Chairman of the Company He Gong presided over the meeting which was attended by the Company's 12 directors in person or by proxy, and also attended by the Company's Supervisors Feng Lanshui, Li Changxu and Zheng Feixue. In compliance with relevant laws, regulations and the Articles of Association of the Company, the meeting was valid and effective. At the meeting, the Proposed Issue of Asset Securitisation Products were considered and the following resolutions were passed unanimously: 1. subject to approval by regulatory authorities, to adopt specialised assets management plan to issue asset securitisation products in series or in a lump sum with terms ranging from one year to five years with a total amount not exceeding RMB4,000 million. 2. To authorise Managing Director Mr. Chen Jianhua and Director Mr. Tian Peiting and Chief Financial Controller Mr. Zhu Fangxin to finalise the issue plan, sign all documents, attend to all necessary procedures and do any other acts as they consider necessary in connection with the issue of asset securitisation products, and to authorise the Company Secretary to make appropriate information disclosure as required by the relevant regulatory authorities.

10. The 6th meeting of the fourth session of the Board was held on 26 October 2005 at the Company's conference room at 14 Jingsan Road, Jinan City, Shandong Province. The Chairman of the Company He Gong presided over the meeting which was attended by the Company's 12 Directors in person or by proxy, of which Directors Peng Xingyu and Zhu Chongli authorised Directors Zhang Bingju and Wang Yingli respectively to attend the meeting on their behalf. In compliance with relevant laws, regulations and the Articles of Association of the Company, the meeting was valid and effective. Supervisors Feng Lanshui, Li Changxu and Zheng Feixue attended the meeting, at which the 2005 Third Quarterly Report was considered and approved.

11. The 7th meeting of the fourth session of the Board was held on 26 December 2005 at the Company's conference room at 14 Jingsan Road, Jinan City, Shandong Province. The Chairman of the Company He Gong presided over the meeting, which was attended by the Company's 12 Directors in person or by proxy. In compliance with relevant laws, regulations and the Articles of Association of the Company, the meeting was valid and effective. Supervisors Feng Lanshui, Li Changxu and Zheng Feixue attended the meeting. At the meeting, the following matters were considered and approved as resolutions: 1. to approve the Code on Trading in Securities of Huadian Power International Corporation Limited by Directors, and to authorise Executive Director Chen Jianhua to formulate the relevant rules for trading in the Company's securities by the staff and to make amendments in accordance with the amended laws and regulations from time to time. 2. to approve the Proposed Amendments to Working Procedures for the Company's Audit Committee and the Company's amendments thereto in accordance with the Rules Governing the Listing of Securities and Code on Corporate Governance Practices of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

Details of the relevant transactions mentioned above which were proceeded with and/or completed in 2005 are set out in the section headed "Significant events" below.

SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITY

Particulars of the Company's subsidiaries, associated companies and jointly controlled entity as at 31 December 2005 are set out in notes 19, 20 and 21 respectively of the financial statements prepared in accordance with IFRS included in this annual report.

BANK LOANS AND OTHER BORROWINGS

Details of bank loans and other borrowings of the Group and the Company as at 31 December 2005 are set out in note 26 of the financial statements prepared in accordance with IFRS included in this annual report.

INTEREST CAPITALISED

Details relating to the interest capitalised by the Group during the year 2005 are set out in note 8 of the financial statements prepared in accordance with IFRS included in this annual report.

PROPERTY, PLANT AND EQUIPMENT

Details relating to movements in property, plant and equipment of the Group and those of the Company during the year 2005 are set out in note 15 of the financial statements prepared in accordance with IFRS included in this annual report.

RESERVES

Details relating to movements in reserves of the Group and the Company for the year ended 31 December 2005 are set out in the consolidated statement of changes in shareholders' equity and statement of changes in shareholders' equity in the financial statements prepared in accordance with IFRS included in this annual report.

DONATIONS

During the year of 2005, the Group made donations for charitable purposes in an aggregate amount of approximately RMB712,960 (2004: RMB2,570,900).

EMPLOYEES' RETIREMENT PLANS

Details of the employees' retirement plans of the Group are set out in note 31 of the financial statements prepared in accordance with IFRS included in this annual report.

EMPLOYEES' MEDICAL INSURANCE

*During 2005, there was no change in employees' medical insurance of the Group as compared with 2004.*The Group anticipates that implementation of the above medical insurance will not have any significant impact on the business operation and financial position of the Group. Apart from the above contributions, the Group is not required to pay any other medical expenses for its staff.

PRE-EMPTIVE RIGHTS

Under the articles of association of the Company and the laws of the PRC, no rule relating to pre-emptive rights exists which requires that the Company shall offer and issue new shares to its existing shareholders in proportion to their respective shareholding interests in the Company.

SHARE CAPITAL

Details of the share capital of the Company for the year 2005 and as at 31 December 2005 are set out in the Company's statement of changes in shareholders' equity in the financial statements prepared in accordance with IFRS included in this annual report.

MAJOR CUSTOMERS AND SUPPLIERS

During the financial year of 2005, details regarding the percentages of the Group's sales and purchases attributable to its major customers and major suppliers, respectively, are as follows:

	Approximate Percentage of the Group's Sales	Approximate Percentage of the Group's Purchases
The largest customer	85.73%	
The five largest customers combined	99.36%	
The largest supplier		44.83%
The five largest suppliers combined		75.19%

All electricity generated by the Group was sold to Shandong Electric Power (Group) Corporation, Sichuan Province Power Company, Ningxia Power Company and Anhui Provincial Power Company. None of the Directors, their associates and shareholders of the Company (each of which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interest in the five largest suppliers and customers of the Group at any time during the year.

As disclosed in the Company's 2005 third quarterly results announcement dated 26 October 2005, upon preparing the Company's 2005 third quarterly report, the Company became aware that the amount of its accounts receivable due from Shandong Electric Power (Group) Corporation ("Shandong Electric Power") as at 30 September 2005 amounted to RMB1,069,000,000, which exceeded 8% of the Company's total market capitalisation at the material time, and was discloseable under the then applicable Rule 13.13 of the Listing Rules.

Shandong Electric Power is a PRC State-owned enterprise, and is the only entity which operates the electricity grid, which in turn supplies electricity to end-users, in Shandong province. The Group, in its ordinary and usual course of business, sells the electricity generated by the Company and its subsidiaries and power plants operating in Shandong province to Shandong Electric Power for monthly fees which are calculated by reference to electricity tariffs approved by the Shandong Provincial Government and are on normal commercial terms. Such monthly fees are payable in arrears, and Shandong Electric Power is normally provided with credit terms of periods each not exceeding one month. Therefore, the Group has accounts receivable due from Shandong Electric Power shown in its consolidated financial statements as at the end of each accounting period. Such accounts receivable arise during the Group's ordinary and usual course of business, and are unsecured and interest-free.

Pursuant to the amendments made to the Listing Rules which took effect on 1 March 2006, for the purpose of Rules 13.13 and 13.14, where any trade receivable (other than as a result of the provision of financial assistance) arose in the ordinary and usual course of business of the Group and the transaction from which the trade receivable arose was on normal commercial terms, such trade receivable shall not be regarded as a relevant "advance to an entity" by the Group within the ambit of Rule 13.13, and related provisions, of the Listing Rules. Therefore, the accounts receivable due to the Group from Shandong Electric Power as described above have ceased to be discloseable under the relevant provisions of the Listing Rules.

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, each of the following persons, not being a Director, Supervisor, chief executive or member of the Company's senior management, had an interest or short position in the Company's shares or underlying shares (as the case may be) as at 31 December 2005 which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"), or was otherwise, as at 31 December 2005, interested in 5% or more of any class of the then issued share capital of the Company, or was, as at 31 December 2005, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company:

			Interest			
Name of shareholder	Type of shares	Number of shares held	Approximate percentage of shareholding in the Company's total issued share capital as at 31 December 2005	Approximate percentage of shareholding in the Company's total issued domestic shares as at 31 December 2005	Approximate percentage of shareholding in the Company's total issued H shares as at 31 December 2005	Short position
China Huadian Corporation	Domestic shares	3,011,075,430	50.01%	65.60%	—	—
Shandong International Trust and Investment Corporation	Domestic shares	903,443,970	15.00%	19.68%	—	—
HKSCC Nominees Limited (Notes)	H shares	1,421,041,900	23.60%	—	99.3%	See Note 1,2,4

Notes:

Based on the information available to and obtained by the Directors as at 31 December 2005, the information available on the website of the Stock Exchange and so far as the Directors are aware and understand, as at 31 December 2005 (in the order appearing on the Stock Exchange's website):

1. *Among the 1,421,041,900 H shares held by HKSCC Nominees Limited, UBS AG had an interest, in the capacity as beneficial owner and through controlled corporations, in an aggregate of 213,769,900 H shares of the Company (representing approximately 14.94% of the Company's then total issued H shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors understand, UBS AG held its indirect interest in the Company in the manner as follows:*

   (a) *6,757,000 H shares (representing approximately 0.47% of the Company's then total issued H shares) were held by UBS Fund Services (Luxembourg) SA, which in turn was 100% controlled by UBS AG;*

   (b) *14,366,000 H shares (representing approximately 1.00% of the Company's then total issued H shares) were held by UBS Global Asset Management (Americas) Inc, which in turn was 100% controlled by UBS AG;*

(c) 1,206,000 H shares (representing approximately 0.08% of the Company's then total issued H shares) were held by UBS Global Asset Management (Hong Kong) Limited, which in turn was 100% controlled by UBS AG;

(d) 17,908,000 H shares (representing approximately 1.25% of the Company's then total issued H shares) were held by UBS Global Asset Management (Japan) Ltd, which in turn was 100% controlled by UBS AG;

(e) 52,122,900 H shares (representing approximately 3.64% of the Company's then total issued H shares) were held by UBS Global Asset Management (Singapore) Limited, which in turn was 100% controlled by UBS AG;

(f) 746,000 H shares (representing approximately 0.05% of the Company's then total issued H shares) were held by UBS Global Asset Management Trust Company, which in turn was 100% controlled by UBS AG;

(g) 31,598,000 H shares (representing approximately 2.21% of the Company's then total issued H shares) were held by UBS Global Asset Management (UK) Inc, which in turn was 100% controlled by UBS AG;

(h) 1,844,000 H shares (representing approximately 0.13% of the Company's then total issued H shares) were held by UBS Securities LLC, which in turn was 100% controlled by UBS AG; and

(i) 26,559,100 H shares (representing approximately 1.86% of the Company's then total issued H shares) were held by UBS Fund Management (Switzerland) AG, which in turn was 100% controlled by UBS AG.

According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware and understand, as at 31 December 2005, UBS AG also had a short position in 1,844,000 H shares of the Company (representing approximately 0.13% of the Company's then total issued H shares), which was held by UBS Securities LLC, which in turn was 100% controlled by UBS AG.

2. Among the 1,421,041,900 H shares held by HKSCC Nominees Limited, JPMorgan Chase & Co. had an interest in an aggregate of 158,681,400 H shares of the Company (representing approximately 11.09% of the Company's then total issued H shares). Out of such 158,681,400 H shares, JPMorgan Chase & Co. had an interest in a lending pool comprising 156,626,400 H shares (representing approximately 10.95% of the Company's then total issued H shares), with the remaining 2,055,000 H shares (representing approximately 0.14% of the Company's then total issued H shares) held in the capacity as a beneficial owner. According to the information as disclosed in the website of the Stock Exchange and so far as the Directors understand, JPMorgan Chase & Co. was, as at 31 December 2005, interested in the aforesaid 158,681,400 H shares of the Company in the manner as follows:

(a) 156,626,400 H shares (representing approximately 10.95% of the Company's then total issued H shares) were held in the capacity as custodian corporation (in the lending pool) by JPMorgan Chase Bank, N.A., which in turn was apparently 100% controlled by JPMorgan Chase & Co.; and

(b) 2,055,000 H shares (representing approximately 0.14% of the Company's then total issued H shares) were held by J.P. Morgan Whitefriars Inc., which in turn was ultimately 100% controlled by JPMorgan Chase & Co..

3. Among the 1,421,041,900 H shares held by HKSCC Nominees Limited, Templeton Asset Management Limited had a direct interest in the capacity as an investment manager in an aggregate of 157,352,000 H shares of the Company (representing approximately 11.00% of the Company's then total issued H shares).

4. *Among the 1,421,041,900 H shares held by HKSCC Nominees Limited, Morgan Stanley had, through controlled corporations, an interest in an aggregate of 100,073,661 H shares of the Company (representing approximately 6.99% of the Company's then total issued H shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors understand, Morgan Stanley was, as at 31 December 2005, interested in the aforesaid 100,073,661 H shares of the Company in the manner as follows:*

    (a) *85,409,000 H shares (representing approximately 5.97% of the Company's then total issued H shares) were held by Morgan Stanley Investment Management Company, which in turn was ultimately 100% controlled by Morgan Stanley Asia Pacific (Holdings) Limited, which in turn was 90% controlled by Morgan Stanley International Holdings Inc., which in turn was 80% controlled by Morgan Stanley International Incorporated, which in turn was 90% controlled by Morgan Stanley Domestic Capital, Inc., which in turn was ultimately 100% controlled by Morgan Stanley;*

    (b) *2,879,000 H shares (representing approximately 0.20% of the Company's then total issued H shares) were held by Morgan Stanley Asset & Investment Trust Management Co., Limited, which in turn was 100 % controlled by Morgan Stanley International Incorporated, which in turn was 90% controlled by Morgan Stanley Domestic Capital, Inc., which in turn was ultimately 100% controlled by Morgan Stanley;*

    (c) *11,753,372 H shares (representing approximately 0.82% of the Company's then total issued H shares) were held by Morgan Stanley & Co International Limited, which in turn was ultimately 100% controlled by Morgan Stanley Group (Europe), which in turn was 98.3% controlled by Morgan Stanley International Limited, which in turn was 100% controlled by Morgan Stanley International Incorporated, which in turn was 90% controlled by Morgan Stanley Domestic Capital, Inc., which in turn was ultimately 100% controlled by Morgan Stanley;*

    (d) *16,862 H shares (representing approximately 0.001% of the Company's then total issued H shares) were held by Morgan Stanley & Co. Incorporated, which in turn was 100% controlled by Morgan Stanley; and*

    (e) *15,428 H shares (representing approximately 0.001% of the Company's then total issued H shares) were controlled by Morgan Stanley Capital Services Inc., which in turn was 100% controlled by Morgan Stanley.*

    According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware and understand, as at 31 December 2005, Morgan Stanley also had, through controlled corporations, a short position of 10,520,589 H shares of the Company (representing approximately 0.74% of the Company's then total issued H shares), which was held as to 10,498,058 H shares by Morgan Stanley & Co International Limited, 12,920 H shares by Morgan Stanley & Co. Incorporated and 9,611 H shares by Morgan Stanley Capital Services Inc.

Save as disclosed above, according to the records of HKSCC Nominees Limited and other information available to the Directors as at 31 December 2005, the other H shares held by HKSCC Nominees Limited were held by it on behalf of a number of other persons, and to the knowledge of the Directors, none of such persons individually was interested in 5% or more of the Company's then total issued H shares of the Company as at 31 December 2005.

Save as disclosed above and so far as the Directors are aware, as at 31 December 2005, no other person (other than the Directors, Supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder (as defined in the Listing Rules) of the Company.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Directors believe that the Company has at all times during the year ended 31 December 2005 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08 of the Listing Rules.

DIRECTORS, SUPERVISORS, CHIEF EXECUTIVES AND SENIOR MANAGEMENT

The following table sets forth certain information concerning the Directors, Supervisors and senior management of the Company during the financial year of 2005. All Directors and Supervisors are currently serving a term of three years, renewable upon re-election and reappointment every three years.

Name	Position in the Company	Changes
He Gong	Chairman, Non-executive Director	Reappointed upon election at the AGM held on 2 June 2005
Chen Feihu	Vice Chairman, Non-executive Director	Appointed at the AGM held on 2 June 2005
Zhu Chongli	Vice Chairman, Non-executive Director	Reappointed upon election at the AGM held on 2 June 2005
Chen Jianhua	Executive Director and General Manager	Reappointed upon election at the AGM held on 2 June 2005
Tian Peiting	Executive Director	Reappointed upon election at the AGM held on 2 June 2005
Wang Yingli	Non-Executive Director	Reappointed upon election at the AGM held on 2 June 2005
Zhang Bingju	Non-Executive Director	Reappointed upon election at the AGM held on 2 June 2005
Peng Xingyu	Non-Executive Director	Reappointed upon election at the AGM held on 2 June 2005
Ding Huiping	Independent non-executive Director	Reappointed upon election at the AGM held on 2 June 2005
Zhao Jinghua	Independent non-executive Director	Reappointed upon election at the AGM held on 2 June 2005
Wang Chuanshun	Independent non-executive Director	Reappointed upon election at the AGM held on 2 June 2005
Hu Yuanmu	Independent non-executive Director	Reappointed upon election at the AGM held on 2 June 2005
Feng Lanshui	Chairman of the Supervisory Committee	Reappointed upon election at the AGM held on 2 June 2005
Li Changxu	Supervisor	Reappointed upon election at the AGM held on 2 June 2005
Zheng Feixue	Supervisor	Reappointed upon election at the AGM held on 2 June 2005
Zhou Lianqing	Secretary to the Board	Appointed on the first meeting of the fourth session of the Board held on 2 June 2005
Zhong Tonglin	Deputy General Manager	Appointed on the first meeting of the fourth session of the Board held on 2 June 2005
Geng Yuanzhu	Deputy General Manager	Appointed on the fourth meeting of the fourth session of the Board held on 19 September 2005
Wang Wenqi	Deputy General Manager	Appointed on the first meeting of the fourth session of the Board held on 2 June 2005
Zhu Fangxin	Chief Accountant and Chief Financial Controller	Appointed on the first meeting of the fourth session of the Board held on 2 June 2005
Gou Wei	Deputy General Manager	Appointed on the fourth meeting of the fourth session of the Board held on 19 September 2005

Mr. Da Hongxing, Vice Chairman of the third session of the Board, was no longer a member or Vice Chairman of the Company's fourth session of the Board with effect from 2 June 2005 (the conclusion of the 2004 AGM).

On 19 September 2005, Mr. Sun Qingsong resigned from Deputy General Manager of the Company due to work rearrangement.

The Directors' and Supervisors' remuneration for the year ended 31 December 2005 are set out in note 10 of the financial statements prepared in accordance with IFRS included in this annual report.

As at 31 December 2005, none of the Directors, Supervisors, chief executives or members of senior management of the Company and their respective associates had any interest or short position in the shares, underlying shares and/ or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, Supervisor, chief executive or member of senior management was taken or deemed to have under such provisions of the SFO) and was required to be entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO, or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

During the year of 2005 and as at 31 December 2005, none of the Directors, Supervisors, chief executives or members of senior management of the Company or any of their respective spouses or children under 18 years of age were granted any right, and the Company (or its subsidiaries, holding company or subsidiaries of its holding company) had not made and was not a party to any arrangement enabling any of them, to subscribe for any share capital or debt securities of the Company or any other body corporate.

The biographical details of the existing Directors, Supervisors and members of senior management of the Company, including essentially the particulars required under paragraph 12 of Appendix 16 to the Listing Rules (if and as applicable and appropriate), are set out on pages 14 to 19.

Each of the independent non-executive Directors has issued a confirmation in respect of the factors set out in Rule 3.13 of the Listing Rules concerning his independence pursuant to Rule 3.15 of the Listing Rules. The Company considers all of the independent non-executive Directors to be independent.

DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

No contract of significance or proposed contract of significance, to which the Company or any of its subsidiaries, holding company or jointly controlled entity was a party and in which a Director or Supervisor of the Company had a material interest, whether directly or indirectly, subsisted at the end of the financial year or at any time during the financial year.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

The Company has entered service contracts with Directors and Supervisors. No Director or Supervisor has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

SIGNIFICANT EVENTS

1. Re-election of members of the Board and the Supervisory Committee

Due to the expiry of the third session of the Board, as approved at the annual Board meeting and the meeting of the Supervisory Committee held on 22 March 2005 and approved at the 2004 annual general meeting held on 2 June 2005, members of the fourth session of the Board have been elected, comprising 12 members, namely He Gong, Chen Feihu, Zhu Chongli, Chen Jianhua, Tian Peiting, Wang Yingli, Zhang Bingju, Peng Xingyu, Ding Huiping, Zhao Jinghua, Wang Chuanshun and Hu Yuanmu. Members of the fourth session of the Supervisory Committee have also been elected, comprising 3 members, namely Feng Lanshui, Li Changxu and Zheng Feixue. Details and the relevant information of the above-named directors and supervisors are included in the circular and announcement of the Company dated 17 April 2005 and 2 June 2005, respectively.

Mr. Da Hongxing, Vice Chairman of the third session of the Board, was no longer a member or Vice Chairman of the Company's fourth session of the Board with effect from 2 June 2005 (the conclusion of the 2004 AGM).

2. Electricity tariff adjustments

To alleviate the impact from rising coal prices since June 2004 and the cancellation of tariffs previously allowed for extra electricity supplied, on 22 April 2005, the State Development and Reform Commission officially issued the notice with respect to the implementation of coal-electricity price linkage mechanism to grid companies in North China, East China, Central China, North-eastern China and South China. This mechanism is expected to help minimising the apparent difference between electricity tariffs and coal prices, hence improving the on-grid electricity tariffs and electricity tariff prices. The adjustments to electricity tariffs under such mechanism took effect from 1 May 2005 and are applicable to the Group's power plants in Shandong and Sichuan Provinces. Details of such adjustments are set out in the Company's announcements dated 9 May 2005 and 27 May 2005.

3. Issue of A shares

In January 2005, the Company issued 765,000,000 A shares at an issue price of RMB2.52 per share in the PRC. On 3 February 2005, the Company's A shares were listed on the Shanghai Stock Exchange. Under the Company's A share issue, 196,000,000 shares (in the form of unlisted State-owned shares) were allocated and issued to China Huadian. Currently, such shares issued to China Huadian are not listed. The remaining 569,000,000 shares issued under the Company's A share issue are listed A shares, representing approximately 9.45% of the Company's total enlarged issued share capital comprising 6,021,084,200 shares. Total proceeds raised from the A share issue amounted to RMB1,927,800,000. As China Huadian is the controlling shareholder of the Company, the issue of 196,000,000 State-owned shares pursuant to the Company's A share issue to China Huadian constituted a connected transaction of the Company under the Listing Rules, which was duly approved by independent shareholders of the Company at its 2002 annual general meeting held on 24 June 2003 and 2003 annual general meeting held on 29 June 2004.

4. Connected transactions

In addition to the allocation and issue of State-owned shares to China Huadian by the Company under its A share issue as described above, connected transactions under the Listing Rules newly entered into by the Company during the period ended 31 December 2005 are as follows:

4.1 Establishment of Huadian Property Co. Ltd. ("Huadian Property")

On 7 April 2005, the Company entered into an agreement with China Huadian and certain other subsidiaries of China Huadian for the establishment of Huadian Property. The entering into of the agreement constituted a connected transaction of the Company. The transaction falls within Rule 14A.32(1) of the Listing Rules, and is therefore exempt from the independent shareholders' prior approval requirements under Chapter 14A of the Listing Rules. The registered capital of Huadian Property, which was formally established in June 2005, is RMB550 million, and the Company has a 30% equity interest in Huadian Property. Pursuant to the agreement, the Company has made capital contribution in cash amounting to RMB165 million (representing 30% of Huadian Property's registered capital) to Huadian Property within five days after its proposed company name has been approved by the relevant PRC regulatory authority. The Company's capital contribution was funded out of its internal resources. The relevant details are set out in the Company's announcement dated 7 April 2005.

4.2 Connected transactions in relation to the acquisitions of 97% equity interest in Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company") and 90% equity interest in Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company")

On 14 June 2005, the Company entered into an agreement with China Huadian in respect of the proposed acquisition from China Huadian of its 97% equity interest in Suzhou Company for a consideration of RMB74,900,000. On the same day, the Company entered into another agreement with China Huadian in respect of the proposed acquisition from China Huadian of its 90% equity interest in Xinxiang Company for a consideration of RMB90,100,000. As China Huadian is the controlling shareholder of the Company and hence a connected person of the Company, each of the two agreements described above and the transactions thereunder constituted connected transactions of the Company under Chapter 14A of the Listing Rules. Such transactions, when aggregated pursuant to Rule 14A.25 of the Listing Rules, constituted connected transactions of the Company which are subject to approval by the Company's independent shareholders at an extraordinary general meeting as required under Chapter 14A of the Listing Rules. Such approval has been obtained at the extraordinary general meeting held on 24 August 2005, at which China Huadian abstained from the voting by way of poll in respect of the ordinary resolution for approving the agreements and the transactions thereunder.

Further details are set out in the Company's announcement dated 14 June 2005, the notice of extraordinary general meeting and the shareholders' circular dated 6 July 2005 (including a letter from the Company's independent Board committee in respect of the relevant transactions and its recommendations to independent shareholders and an opinion letter from the independent financial adviser), and the Company's announcement dated 24 August 2005. The Company received the document relating to approval of acquisition (duly effective) from the PRC state-owned assets supervision authorities on 19 December 2005, and therefore, acquisitions came into effective officially.

4.3 Agreement entered into between Zouxian Plant and China Huadian Engineering Company

On 24 November 2005, Zouxian Plant entered into an agreement with China Huadian Engineering Company. Pursuant to the agreement, Zouxian Plant has, for a total contract price of RMB76,658,000 (approximately HK$73,709,615), engaged China Huadian Engineering Company to design, construct and install a waste-water recycling system required for the two 1,000MW generating units being constructed under Zouxian Plant's phase IV development.

As China Huadian Engineering Company is a wholly-owned subsidiary of China Huadian (i.e. the Company's controlling shareholder), China Huadian Engineering Company is an associate of China Huadian, and hence a connected person of the Company for the purpose of the Listing Rules. The agreement therefore constitutes a connected transaction of the Company which is subject to the reporting and announcement requirements under the Listing Rules, but is exempt from the independent shareholders' approval requirements, under Chapter 14A of the Listing Rules.

Further details are set out in the Company's announcement dated 24 November 2005.

4.4 Restructuring of Weifang Plant into Huadian Weifang Power Generation Company Limited

Weifang Plant is a power plant managed by the Company. It was interested as to 30% by the Company, 30% by Shandong International Trust and Investment Corporation ("SITIC") and the remaining 40% by Weifang Municipality Investment Company. On 1 November 2005, the Company, SITIC and Weifang Municipality Investment Company entered into the restructuring agreement, through which Weifang Plant is proposed to be restructured under relevant PRC laws to form Huadian Weifang Power Generation Company Limited.

Huadian Weifang Power Generation Company Limited had a registered share capital of RMB200,000,000 upon its establishment. Pursuant to the restructuring agreement, the Company, SITIC and Weifang Municipality Investment Company shall inject net assets equivalent to RMB60,000,000, RMB60,000,000 and RMB80,000,000 respectively into Huadian Weifang Power Generation Company Limited.

On 1 November 2005, the Company, SITIC and Weifang Municipality Investment Company also entered into the investment agreement, pursuant to which the parties have agreed to make increased capital contributions and further investments towards Huadian Weifang Power Generation Company Limited after it is formed. Pursuant to the investment agreement, upon the establishment of Huadian Weifang Power Generation Company Limited under the restructuring agreement, the parties made an initial additional capital contribution of RMB200,600,000, by which the registered share capital of Huadian Weifang Power Generation Company Limited increased from RMB200,000,000 to RMB400,600,000. Pursuant to the investment agreement, the Company, SITIC and Weifang Municipality Investment Company agreed to made increased capital contributions and further investments of RMB1,050,000,000 (equivalent to HK$1,009,615,385) towards Huadian Weifang Power Generation Company Limited. The contribution of RMB200,600,000 will become the enlarged registered share capital of Huadian Weifang Power Generation Company Limited and the remaining amounting to RMB849,400,000 will become its capital reserve. Immediately following the expected capital contributions made, the enlarged registered capital of Huadian Weifang Power Generation Company Limited will then be interested as to 45% by the Company, 30% by SITIC and the remaining 25% by Weifang Municipality Investment Company. The relevant procedures for change of business registration were completed. At present, the Company holds 45% equity interests in Weifang Company as a result of its capital increase and the further change of registration.

In respect of the above agreements, according to the relevant "percentage ratio" calculated under Rule 14.07 of the Listing Rules, such agreements constitute a discloseable transaction of the Company under the Listing Rules. In addition, SITIC is a promoter and a substantial shareholder, and hence a connected person, of the Company. Further, Huadian Weifang Power Generation Company Limited, when formed, will become an associate of SITIC, and therefore also a connected person of the Company. Accordingly, the agreements and the transactions thereunder also constitute, or may constitute, connected transactions of the Company as required under Chapter 14A of the Listing Rules. The Company published an announcement dated 2 November 2005 in relation to the discloseable connected transactions under the restructuring of Weifang Plant, and obtained approval by the Independent Shareholders at the extraordinary general meeting on 23 December 2005. SITIC has abstained from voting at the extraordinary general meeting on the ordinary resolutions approving each of the agreements and the transactions thereunder, which were taken on a poll as required under the Listing Rules.

The Independent Board Committee, comprising only independent non-executive Directors, has been established to advise the Independent Shareholders in respect of the agreements. Goldbond Capital (Asia) Limited has been appointed as the Company's independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the agreements are fair and reasonable and whether the agreements are in the interests of the Company and its shareholders as a whole.

A circular containing further information in relation to the agreements as required under the Listing Rules (including a letter from the Independent Board Committee and its recommendations to the Independent Shareholders, and an opinion letter from the independent financial adviser) has been issued by the Company and dispatched to its shareholders.

Further details are set out in the Company's announcement dated 2 November 2005 and the circular and the notice of extraordinary general meeting dated 7 November 2005.

5. Use of proceeds from the Issue of A shares

In 2005, the Company raised net proceeds of approximately RMB1,885,501,200 from the issue of A shares. The proceeds were fully utilised during the year.

There is no change in the committed projects, details are set out as follows:

Unit: RMB'000

Name of committed projects	Planned investment	Actual utilised proceeds
Repayment of banks loans for acquisition of 80% equity interests in Guangan Company	475,500	475,500
Repayment of bank loans of Guangan Phase II Project and payment of construction expenses	370,000	320,000
Investment in Zhongning Company's expansion project	185,000	60,000
Investment in Zouxian Plant Phase IV project	1,000,000	1,030,001.2
Total	2,030,500	1,885,501.2

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the financial year of 2005, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its listed securities ("securities" having the meaning as ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules), without taking into account, for the avoidance of doubt, any issue of new securities.

FINANCIAL SUMMARIES

Summaries of the results and the assets and liabilities of the Group for each of the five years ended 31 December 2005 prepared in accordance with IFRS are set out on page 117.

The Company is not aware of any matter taking place in the year ended 31 December 2005 that would be required to be disclosed under Rules 13.13 to 13.19 of the Listing Rules.

MATERIAL LITIGATION

The Group was not involved in any material litigation or arbitration during the financial year of 2005. As at 31 December 2005, no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Group.

DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 31 December 2005, none of the Group's deposits placed with financial institutions were designated or trust deposits or material deposits that could not be collected by the Group upon maturity.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed the financial statements prepared under IFRS for the year ended 31 December 2005.

AUDITORS

The Company has not changed its auditors in the preceding three years. A resolution for reappointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company respectively for financial year 2006 will be proposed at the forthcoming 2005 Annual General Meeting.

By order of the Board
He Gong
Chairman

Jinan, Shandong Province, the PRC
24 March 2006



Corporate Governance Report





The codes on corporate governance practices adopted by the Company include, without limitation to, the following documents:

1. Articles of Association;

2. Code on Shareholders' Meetings, Board of Directors' Meeting and Supervisory Committee Meeting;

3. Working procedures for Audit Committee, Remuneration and Appraisal Committee and Strategic Committee of the Company's Board;

4. Code on the Company's Investment Projects;

5. Code on Trading of the Company's Securities by Directors (Supervisors) of Huadian Power International Corporation Limited); and

6. Code on Trading of the Company's Securities by Employees of Huadian Power International Corporation Limited.

The Board is committed to principles of corporate governance consistent with prudent management and enhancement of shareholders' value. These principles emphasize transparency, accountability and independence.

Upon review of the relevant documents about corporate governance, the Board is of the view that the corporate governance practices adopted by the Company meet the requirements under the principles, code provisions and most of the recommended best practices as set out in the Code on Corporate Governance Practices (the "Code") in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules"). In certain aspects, the corporate governance practices adopted by the Company are more stringent than the code provisions set out in the Code.

The followings describe the major aspects and practices which are more stringent than the code provisions set out in the Code:

- the Company has formulated the Code on Trading of the Company's Securities by Directors (Supervisors) of Huadian Power International Corporation Limited and the Code on Trading of the Company's Securities by Employees of Huadian Power International Corporation Limited, which are not less strict than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules.

- In addition to the Audit Committee and the Remuneration and Appraisal Committee, the Company has established its Strategic Committee and stipulated the Working Procedures for the Strategic Committee.

- In the financial year of 2005, a total of 11 Board meetings of the Company were held.

- The Audit Committee comprises five members, including two non-executive directors and three independent non-executive directors.

The Board of Directors

As an efficient leader of the Company, the Board is responsible for leadership and supervision of the Company. Directors as a whole are responsible for advancing activities of the Company through commanding and monitoring. We are of the opinion that all directors can act on the objective basis and make decisions in the interest of the Company.

Members of the Board of the Company are set out below:

He Gong	Chairman, non-executive director
Chen Feihu	Vice Chairman, non-executive director
Zhu Chongli	Vice Chairman, non-executive director
Chen Jianhua	Executive director
Tian Peiting	Executive director
Wang Yingli	Non-executive director
Zhang Bingju	Non-executive director
Peng Xingyu	Non-executive director
Ding Huiping	Independent non-executive director
Zhao Jinghua	Independent non-executive director
Wang Chuanshun	Independent non-executive director
Hu Yuanmu	Independent non-executive director

The biographical details of Directors and connections between them are detailed in the section headed "Biographic Details of Directors, Supervisors and Senior Management" in this annual report. All Directors are currently serving a term of three years, renewable upon re-election and reappointment. The term of office for independent non-executive directors is renewable with a limit of six years. A director who is appointed to fill temporary vacancies shall be elected by shareholders at the first general meeting following his appointment, and his term of office shall be terminated upon re-election of directors. A director who is appointed for the first time shall report to the Board his position as director or other roles in other companies or entities upon his appointment, and such reporting of relevant interests is renewable annually. In case that the Board recognises conflict of interest for a director or any of his associates for consideration of any proposal, the director shall report such interest and abstain from voting.

Independent non-executive directors of the Company have submitted written confirmation of their independency as required by Rules 3.13 of the Listing Rules. Independent non-executive directors of the Company have extensive expertise and experience. Among ten non-executive directors, four of them (amounting to one-third of Directors) are independent non-executive directors, where Mr. Wang Chuanshun is an accounting professional. While playing an important role of check and balance, they safeguard the interest of shareholders and the Company as a whole. Directors are of the opinion that all independent non-executive directors are able to deliver effective independent judgement under the independence guidelines set out in Rules 3.13 of the Listing Rules, and are independent in accordance with the guidelines.

To ensure the compliance with the Board procedures and all applicable rules, each director is eligible to access to advice and service of the secretary to the Board.

Chairman and General Manager

To improve independence, accountability and responsibility, the positions of Chairman and General Manager are assumed by different individuals with distinct roles. Mr. He Gong and Mr. Chen Jianhua have been appointed as Chairman and General Manager respectively. As legal representative of the Company, Chairman presides over the Board, aiming to ensure that the Board is acting in the best interest of the Company, operates effectively, duly performs its responsibilities and engages in discussion of appropriate matters, as well as Director's access to accurate, timely and clear information. In addition, Chairman appoints the secretary to the Board to arrange agenda of every Board meeting and consider any matter proposed by other directors to be included in the agenda, thus ensuring that all directors are properly briefed over matters discussed at the Board meeting and their access to adequate reliable information. In particular, Chairman of the Board is entitled to exercise power over include (but not limited to) the following:

To preside over General Meetings and to convene and preside over the Board meetings;

To check on the implementation of resolutions of the Board meetings;

To sign securities certificates issued by the Company;

To sign important documents of the Board and other documents that shall be signed by legal representative of the Company;

To exercise the powers of the legal representative;

To exercise special disposal powers that are conferred under and in compliant with laws ,administrative regulations and in the interests of the Company on matters of the Company in case of force majeure emergencies such as extraordinary serious natural calamities, and provide post-event reports to the Board and the general meeting;

General Manager heads the management and is responsible for daily operation of the Company. With the aid of other executive directors and management team of every functional department, General Manager looks after business management of the Company, including implementation of policies adopted by the Board and reporting to the Board in respective of the overall operation of the Company. Details of the powers of General Manager are set out on page 47 of this annual report.

The Board Meetings

The Board shall convene at least four meetings annually, approximately one for each season. Chairman of the Board should convene the Board Meeting, ensure the Board's effective discharge of its duties, schedule agenda of the meeting and consider matters proposed by other directors to be included in the agenda. Notice of meetings shall be delivered in fourteen days prior to date of regular meeting, and agenda of the meeting and relevant documents shall be despatched to all directors in ten days prior to the meeting.

The Chairman of the Board shall sign the notice to convene an extraordinary meeting of the Board within seven business days in case of any of the following circumstances:
When deemed as necessary by the Chairman of the Board;
When proposed jointly by more than one-third of the directors;
When proposed jointly by more than one-half of the independent non-executive directors;
When proposed by the supervisory committee; or
When proposed by the General Manager.

Notices of Board meetings and extraordinary Board meetings should be served on all directors, either by facsimile, express mail, registered mail or by hand.

If the time and venue for a regular meeting have been previously determined by the Board, no notice is necessary. Otherwise, Chairman of the Board or relevant proposer shall inform the secretary to the Board of the Company of the proposal and agenda of the Board meeting in writing, and the secretary to the Board shall then dispatch a notice containing time, venue and agenda of the Board meeting to directors in ten days prior to date of the meeting. However, any director may waive his right for being served with the notice of the Board meeting prior or subsequent to the dispatch of the notice. The secretary to the Board should send a copy of the above-mentioned notice of the Board meeting to Chairman of Supervisory Committee.

Each director has a ballot for voting. The Board's resolutions shall be passed by over one half or two-thirds majority of the directors in accordance with stipulations of relevant laws, regulations and Articles of Association of the Company.

A director shall attend Board meetings in person. Ordinary or extraordinary Board meetings can be held by way of teleconference meeting or by virtue of similar telecommunication device. So long as the participating director can hear and communicate effectively with each other, all participating directors are deemed to as if they had participated in the meeting in person.

A director shall appoint in writing other director to attend the meeting on his behalf due to his absence. The scope of authorisation shall be specified in the power of attorney.

The director attending the meeting on behalf of the entrusting director shall only exercise the rights within the power of attorney. Should a director neither attend a Board meeting nor appoint another director to attend on his behalf, the said director shall be deemed to have waived his voting rights at the meeting.

The secretary to the Board shall prepare detailed minutes for the matters put to the Board meeting for consideration and resolutions achieved, including any uncertain or dissenting opinion raised by the directors. Within a reasonable period of time following the conclusion of the Board meeting, the secretary to the Board shall dispatch to all directors the draft and final minutes of meetings for comments and for records respectively.

The proposals to be passed by written resolution shall be dispatched to each director, either by hand, mail, telex or facsimile, instead of convening the Board meeting. Unless otherwise stipulated by applicable laws, regulations and/or relevant Listing Rules, a resolution shall come into effect without otherwise convening a Board meeting when the number of directors signing and consented to the written resolution meets the quorum for the resolution as required by the laws and regulations and the Articles of Association in connection therewith, and the signed resolution is returned to the secretary to the Board by the aforesaid means.

Any written resolution without execution by directors in accordance with legal procedures, even agreed by each director by otherwise means, shall not come into legal force as a resolution of the Board.

Minutes of meetings of the Board and its committees shall be kept by the secretary to the Board, and upon any director's request to review, the secretary to the Board shall produce to him the requested minutes within a reasonable period of time.

To ensure sound corporate governance, the Board has established the following committees: Audit Committee, Remuneration and Appraisal Committee and Strategic Committee, and specified their respective terms of references in accordance with principles stipulated by laws, regulations and the Code. Relevant administrative departments set up by those special committees in the Company are responsible for the preparation of meeting documents while the special committees report to the Board.

The Board reports to the general meeting, and is also responsible for the completeness of financial information as well as the effectiveness of internal control system and risk management procedures of the Company. Besides, the Board shall bear the responsibility for preparation of corporate financial statements, while General Manager accepts duties of attaining business goals and attending to daily operations of the Company. Through regular reviews of functions of General Manager and his authorised powers, the Board ensures the rationality of arrangement. In addition, the Board also regularly reviews performances in relation to budget and business goals of respective operating departments, and exercises various powers, including:

(1) To convene the general meetings and report its work to general meetings;
(2) To implement the resolutions passed at general meetings;
(3) To decide the Company's business plans and investment schemes;
(4) To formulate the Company's annual budget scheme and budget implementation proposal;
(5) To formulate the Company's profit distribution plan and loss recovery plan;
(6) To formulate proposals for increases or reductions of the Company's registered capital and the issue of corporate debentures or other securities and the listing thereof;
(7) To draw up plans for material acquisition, purchase of the Company's shares or the proposal for merger, division or dissolution of the Company;
(8) To determine the risk investment, assets mortgage and other guarantee matters of the Company within the authorisation of the general meeting;
(9) To determine the establishment of the Company's internal management structure;
(10) To appoint or dismiss the Company's general manager and the secretary to the Board, and pursuant to the general manager's nominations to appoint or dismiss senior management including the deputy general managers and financial officers of the Company and determine their remuneration, bonus and penalties;
(11) To formulate the Company's basic management system;
(12) To formulate the proposed amendments to Articles of Association;
(13) To manage the information disclosure of the Company;
(14) To propose at general meetings for the appointment or change of accountants conducting auditing for the Company;
(15) To hear the work report and inspect the work of the general manager;
(16) To exercise any other powers specified in relevant laws and regulations or the Articles of Association and conferred by the shareholders at general meetings.

Except for the Board's resolutions in respect of the matters specified in item (6), (7), (12) and external guarantees which shall be passed by two-thirds majority of the directors, the Board's resolutions in respect of any other aforesaid matters may be passed by more than half of the directors.

General Manager of the Company reports to the Board, and exercises the following powers:
To preside over the production, operation and management of the Company, and to implement resolutions of the Board;
To formulate development plans, annual production and operation goals, annual financial budget scheme and budget implementation proposal, the Company's profit (after tax) distribution plan and loss recovery plan;
To implement the Company's annual business plans and investment schemes;
To formulate the establishment of the Company's internal management structure;
To formulate the Company's basic management system;
To formulate the Company's basic regulations;
To propose to appoint or dismiss the Company's deputy general manager and financial officers;
To appoint or dismiss the Company's senior management other than those to be appointed or dismissed by the Board;
To determine remuneration, bonus and penalties of employees of the Company and to determine appointment or dismissal of them;

To propose convening of extraordinary meeting of the Board;
To handle significant business on behalf of the Company;
To exercise other powers within the authorisation of Articles of Association and the Board.

The Company convened 11 Board meetings during the financial year from 1 January 2005 to 31 December 2005.

Director	Number of attendance *Note*	Number of meetings
He Gong, Chairman	11	11
Chen Feihu*, Vice Chairman	7	7
Zhu Chongli, Vice Chairman	11	11
Chen Jianhua, Executive director	11	11
Tian Peiting, Executive director	11	11
Da Hongxing*, Executive director	4	4
Wang Yingli, Non-executive director	11	11
Zhang Bingju, Non-executive director	11	11
Peng Xingyu, Non-executive director	11	11
Ding Huiping Independent non-executive director	11	11
Zhao Jinghua, Independent non-executive director	11	11
Wang Chuanshun, Independent non-executive director	11	11
Hu Yuanmu, Independent non-executive director	11	11

* Mr. Chen Feihu was appointed as vice chairman and non-executive director of the Company at the 2004 AGM on 2 June 2005.

* Mr. Da Hongxing was no longer executive director and vice chairman with effect from 2 June 2005 (the conclusion of 2004 AGM).

Note: Including attendance by proxies.

Director's Responsibilities in respective of Financial Statements

Directors confirm that they are responsible for preparation of financial statements of the Group.

The Company has provided Mr. Zhu Fangxin in the discharge of his duties as the Company's qualified accountant in charge of the accounts department with access to the assistance of a consultant, Mr. Chow Hiu Tung, Harry (an associate member of Hong Kong Institute of Certified Public Accountants and a member of the Association of Chartered Certified Accountants). With the assistance of the department, the directors ensure that the financial statements of the Company are prepared in compliance with relevant laws, regulations and applicable accounting policies. The Directors also confirm that the financial statements will be timely published.

The responsibility statement made by the Company's auditors in respect of the financial statements is set out in the section headed "Report of the International Auditors" on page 59 of the annual report.

Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix X to the Listing Rules as the code of conduct regarding securities transactions by its directors. In addition, it formulated the Code on Trading of the Company's Securities by Directors (Supervisors) of Huadian Power International Corporation Limited which requires the directors and supervisors to sign, as early as the commencement of their term of office, a statement on share transaction undertaking that any share transaction by directors or supervisors and their associates will be reported to the Board. No transaction should be conducted by the directors supervisors prior to a written consent with a specific date certifying compliance of the proposed transaction with the listing rules of the Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange and the requirements regarding transaction of securities of listed companies by directors and supervisors as stipulated in the abovementioned codes.

After specific inquiries with all directors and supervisors, the directors and supervisors of the Company have complied with the relevant codes on securities transactions by directors and supervisors set out in the Model Code and the Code on Trading of the Company's Securities by Directors (Supervisors) of Huadian Power International Corporation Limited during the year ended 31 December 2005.

Audit Committee

In accordance with the Listing Rules, the Board set up the Audit Committee in August 1999. Subsequently, in accordance with the PRC listing rules, the Board set up another Audit Committee in March 2004. The two committees comprise the same five members, including three independent non-executive directors and two non-executive directors of the Company. Currently, one of the five members is an accounting professional. In addition to carrying out duties in accordance with the Listing Rules and requirements stipulated in the "A Guide for the Formation of an Audit Committee" issued by Hong Kong Institute of Certified Public Accountants and the Principle on Governance of Listed Companies issued by the CSRC, the said committees comprising such five members formulated the Working Rules for the Audit Committee of the Board of Directors of Huadian Power International Corporation Limited by setting out their power and functions in detail.

The current Audit Committee is chaired by Independent Non-executive Director Mr. Hu Yuanmu and comprises four members including two independent non-executive directors Ding Huiping and Wang Chuanshun and two non-executive directors Peng Xingyu and Wang Yingli. They are responsible for the communication between the Company's internal and external auditors, supervision and examination while giving advice to the Board on audit, internal control and corporate governance.

Power of the Audit Committee is set out at the Company's website (http://www.hdpi.com.cn/st/TZ/DSWYH/SHENGJI.HTM).

In 2005, the Audit Committee held 3 meetings in total, the average attendance of which is 100%. The attendance of each director is as follows:

Director	Times of attendance/ times of meeting	Attendance Rate
Hu Yuanmu	3/3	100%
Ding Huiping	3/3	100%
Wang Chuanshun	3/3	100%
Peng Xingyu	3/3	100%
Wang Yingli	3/3	100%

The Audit Committee audited the relevant information in annual and interim financial statements of the Company and reviewed the Directors' Report and the Auditors' Report.

Remuneration and Appraisal Committee

The Company has a Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee is a specialised committee of the Board established under the resolution of the general meeting. It is responsible for studying the appraisal standards for the directors and the senior management of the Company, performing appraisal and giving its advice. It is also responsible for research and review of the remuneration policy and scheme for the directors and the senior management of the Company. The Remuneration and Appraisal Committee reports to the Board. It has reviewed the current remuneration policy and proposed to the Board to change the remuneration policy and scheme. After each meeting, the committee will report to the Board. None of the directors shall participate in the determination of their own remuneration.

Powers of the Remuneration and Appraisal Committee were approved by the Board and set out at the Company's website (http://www.hdpi.com.cn/st/TZ/DSWYH/XINCHOU.HTM)

The current Remuneration and Appraisal Committee is chaired by Mr. Zhao Jinghua, an independent non-executive director, and comprises Vice Chairman Chen Feihu, non-executive director Wang Yingli and independent non-executive directors Ding Huiping and Hu Yuanmu.

On 22 March 2005, the 3rd meeting of the third session of the Remuneration and Appraisal Committee was held. Attendance of each member is as follows:

Director	Times of attendance/ times of meeting	Attendance Rate
Zhao Jinghua	1/1	100%
*Da Hongxing	1/1	100%
Wang Yingli	1/1	100%
Ding Huiping	1/1	100%
Hu Yuanmu	1/1	100%

* Mr. Da Hongxing resigned from his office as a member of the Remuneration and Appraisal Committee on 2 June 2005.

The remuneration of Executive Directors, the General Manager and other senior management of the Company were determined based on their calibre, education level and commitment to work with reference to the Company's results and profit, industry comparables and the market condition.

Annual Salary Scheme for the General Manager in 2005

In order to provide for the necessary safeguard for the accomplishment of the strategic targets for the year 2005 and to ensure completion of the annual work of the Board, the Company linked the annual salary scheme for the General Manager with the annual results of the Company with reference to the Company's actual circumstances and advice from consultancy institutions.

Based on the Company's development strategies, corporate culture, corporate life cycle and the actual circumstances of the Company, the Remuneration and Appraisal Committee determined the annual base salary for the General Manager in 2005 to be RMB430,000 with reference to the remuneration of similar listed companies.

In 2005, the salary scheme for the General Manager comprised basic annual salary, risk annual salary and bonus. The basic annual salary is a fixed income for and paid monthly to the General Manager, which satisfied the fundamental needs of the General Manager. It was determined as 30% of the annual base salary. Linked with the appraisal indexes for the annual operation of the Company, the risk annual salary was determined based on the achievement of the annual appraisal indexes by the General Manager and weighting of each index. Adopting stringent appraisal indexes and higher variable ratio, the risk annual salary was determined as 60% of the annual base salary. The bonus is remuneration as either a reward or penalty imposed on the General Manager in line with his annual performance assessment. The bonus was a kind of variable remuneration, determined as 10% of the annual base salary.

Motivation and Appraisal Methods for Other Senior Management in 2005

In order to secure the accomplishment of the strategic targets for the year 2005 and to ensure completion of the annual work of the Board, the Remuneration and Appraisal Committee formulated the motivation and assessment methods for other senior management members (including the Deputy General Manager, the Financial Controller, the Chief Engineer and the Secretary to the Board, hereinafter referred to as the "Relevant Senior Management Members") in 2005 with reference to the Company's actual circumstances and the advice from consultancy institutions.

The motivation and appraisal methods for the Relevant Senior Management Members are proposed by the Managing Director and carried out by the Remuneration and Appraisal Committee upon approval of the Board.

In view of consistency among the Company's overall strategic targets and high correlation between performances of the Relevant Senior Management Members and the General Manager, the annual salary of each of the Relevant Senior Management Members in 2005 was determined, with reference to annual salary and appraisal indexes for the General Manager as approved by the Board, on the basis of respective level coefficient and duty coefficient together with position-specific appraisal indexes.

The annual salary in respect of the Relevant Senior Management Members comprises basic salary, risk salary and bonus. The basic salary is a fixed income for and paid monthly to the Relevant Senior Management Members, which was used to satisfy their fundamental needs. The risk salary is linked with the position-specific appraisal indexes, which accounted for the biggest portion in the annual salary of the Relevant Senior Management Members. The bonus is either a reward or penalty imposed on the Relevant Senior Management Members according to their overall performance.

Allowance of Independent Non-executive Directors

As resolved at the 1st meeting of the fourth session of the Board on 2 June 2005, the independent non-executive directors' allowance paid by the Company to each independent non-executive director is RMB50,000 (before tax) per annum.

Remuneration (allowance) of directors, supervisors and the senior management (before income tax)

Name	Position	Director's remuneration (allowance) (RMB)
He Gong	Chairman, non-executive director	0
Chen Feihu	Vice chairman, non-executive director	0
Zhu Chongli	Vice chairman, non-executive director	0
Chen Jianhua	Executive director and General Manager	734,930
Tian Peiting	Executive director	736,482
Peng Xingyu	Non-executive director	0
Zhang Bingju	Non-executive director	0
Wang Yingli	Non-executive director	0
Ding Huiping	Independent non-executive director	50,000 (allowance)
Zhao Jinghua	Independent non-executive director	50,000 (allowance)
Wang Chuanshun	Independent non-executive director	50,000 (allowance)
Hu Yuanmu	Independent non-executive director	50,000 (allowance)
Feng Lanshui	Chairman of the Supervisory Committee	0
Li Changxu	Supervisor	0
Zheng Feixue	Supervisor	410,338
Zhou Lianqing	Secretary to the Board and Company secretary	479,529
Zhong Tonglin	Deputy general manager	667,572
Geng Yuanzhu	Deputy general manager	514,803
Wang Wenqi	Deputy general manager	664,707
Zhu Fangxin	Chief financial controller	667,326
Gou Wei	Deputy general manager	515,931

Nomination of Directors

The Company does not set up a Nomination Committee. The Board, the Supervisory Committee or shareholders are responsible for nomination of directors directly. They choose and recommend candidates for directors according to relevant standards, including recommendations by others and, when necessary, making use of services of recruitment agencies. The relevant standards include a director's relevant professional knowledge and experience in the industry, personal integrity, calibre and commitment on devotion of time.

List of candidates for directors are submitted to the general meeting in form of a proposal for consideration.

Candidates for directors other than independent non-executive director are nominated by the Board, the Supervisory Committee or shareholders individually or jointly holding 5% or more of the Company's shares with voting rights and elected at the general meeting of the Company.

Candidates for independent non-executive directors of the Company are nominated by the Board, the Supervisory Committee or shareholders individually or jointly holding 1% or more of the Company's shares with voting rights and elected at the general meeting of the Company.

At the 19th meeting of the third session of the Board on 22 March 2005, the Board specifically considered and approved the proposal for re-election of the Board. He Gong, Chen Feihu, Zhu Chongli, Chen Jianhua, Tian Peiting, Wang Yingli, Zhang Bingju, Peng Xingyu, Ding Huiping, Zhao Jinghua, Wang Chuanshun and Hu Yuanmu were approved as candidates for the directors of the fourth session of the Board of the Company. The said nominations were approved at the 2004 Annual General Meeting.

The 19th meeting of the third session of the Board was presided over by Chairman He Gong which was attended by the Company's 12 directors in person or by proxy, where Directors Tian Peiting and Peng Xingyu were appointed by Directors Chen Jianhua and Zhang Bingju respectively to act on their behalf.

During the year, no other members resigned from the Board. All directors involved in the re-election of the Board at the 2004 Annual General Meeting in accordance with the Articles of Association were willing to offer themselves for re-appointment by shareholders. As such the Board did not hold any other special meeting to consider the nomination of directors.

Auditors

During the year ended 31 December 2005, fees charged by KPMG and KPMG Huazhen, the auditors of the Company, amounted to approximately RMB5,000,000. The audit fees were considered by the Audit Committee and the Board and approved at general meeting.

The Audit Committee has resolved to re-appoint KPMG and KPMG Huazhen to conduct statutory audit for the financial year 2006. The resolution was approved by the Board and is subject to the final approval and authorisation by the shareholders at the forthcoming 2005 Annual General Meeting.

Investor Relations

The Company undertakes that it shall make impartial disclosure and full and transparent reporting. The ultimate duty of the Chairman is to ensure effective communication with the investors and the Board's understanding of the opinions from substantial shareholders. In this regard, the Chairman shall meet the shareholders. The secretary to the Board is responsible for the day-to-day contacts between the Board and substantial shareholders.

The last annual general meeting was held in Beijing on 2 June 2005, at which the Chairman, the chairman of the Audit Committee and the chairman of the Remuneration and Appraisal Committee answered questions. At the general meeting, each matter was put forward in form of a separate proposal and voted by way of poll.

The senior management shall preside over presentations and attend the meetings with institutional investors and financial analysts for intercommunication in respect of the Company's results and business prospects, which is a regular function of investor relations. Investors and the public may access the Company's website to download documents about these meetings. The website also sets out the detailed information on the Company's businesses.

In addition, the Company arranges for roadshow for analysts and investors, from time to time, to foster direct communication and understanding between the management of the Company, the management of operating companies, front line staff and users. It also arranges for field visits for inspecting the businesses and business premises of branch companies in various areas.

For any inquiry addressed to the Board, shareholder can contact the secretary to the Board through shareholder hotlines (86531-82366808, 82366095 or 82366096) or by email (hdpi@hdpi.com.cn) or by fax (86531-82366090), or raise the questions at the annual general meeting or the extraordinary general meeting. Inquiry can also be made through the above means to the secretary to the Board for procedures concerning convening an annual general meeting or extraordinary general meeting and putting forward a proposal.

By order of the Board
He Gong
Chairman

Jinan, Shandong Province, the PRC
24 March 2006



Supervisory Committee Report

To Shareholders,

Since the incorporation of the Company, all members of the Supervisory Committee have performed their duties in strict compliance with the Company Law of the People's Republic of China, the Articles of Association of the Company and the relevant laws and regulations of Hong Kong in order to safeguard the interests of shareholders and the Company all along.

In 2005, the Supervisory Committee attended the Board of Directors' meetings and major activities of the Company and learned about the development and operating situation of the Company. We are of the opinion that the management has kept its promises and abided by the relevant laws through their significant contribution to the Company's operation, development and production management. We consider that the Company's management has been performing its duties in an effective and appropriate manner and in the ultimate interests of its shareholders.

1. WORK OF THE SUPERVISORY COMMITTEE IN 2005

In 2005, the Supervisory Committee of the Company convened 6 meetings, details of which are as follows:

1. The fifth meeting of the third session of the Company's Supervisory Committee was held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the People's Republic of China on 22 March 2005, at which the 2004 Supervisory Report, 2004 Final Accounts, 2004 Profit Distribution Plan, 2004 Annual Report and its Summary, Codes of Procedures for Supervisory Committee, Proposed Re-election of the Supervisory Committee were considered and approved.

2. The sixth meeting of the third session of the Company's Supervisory Committee was held by way of telecommunications on 4 April 2005 at the Company's conference room at 14 Jingsan Road, Jinan City, Shandong Province. At the meeting, the Codes of Procedures for Supervisory Committee as approved at the fifth meeting of the third session of the Company's Supervisory Committee was considered and approved to be submitted to the 2004 AGM convened by the Board for approval in accordance with the latest requirements of CSRC and Shanghai Stock Exchange.

3. The first meeting of the fourth session of the Company's Supervisory Committee was held at Grand Epoch City, Nanxianghe Economic and Technology Development Zone, Tongzhou District, Beijing, the People's Republic of China on 2 June 2005, at which the Proposed Election of Chairman of the Supervisory Committee was considered and approved.

4. The second meeting of the fourth session of the Company's Supervisory Committee was held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the People's Republic of China from 24 August 2005 to 25 August 2005, at which the 2005 Interim Report and Financial Report of the Company were considered and approved.

5. The third meeting of the fourth session of the Company's Supervisory Committee was held on 26 October 2005 at the Company's conference room at 14 Jingsan Road, Jinan City, Shandong Province, at which the 2005 Third Quarterly Report of the Company was considered and approved.

6. The fourth meeting of the fourth session of the Company's Supervisory Committee was held on 26 December 2005 at the Company's conference room at 14 Jingsan Road, Jinan City, Shandong Province, at which the Code on Trading in the Company's Securities by Supervisors of Huadian Power International Corporation Limited was considered and approved.

In 2005, the Company was operated in strict compliance with the PRC Company Law, the Articles of Association and other relevant laws and regulations. The directors and senior management of the Company have performed their duties without violation of the PRC laws and regulations and the Articles of Association of the Company and without adversely affecting the interests of the Company. The connected transactions of the Company were on a fair and reasonable basis. No act detrimental to the interests of the Company or shareholders was found.

2. INDEPENDENT OPINION ON THE COMPANY'S OPERATION IN ACCORDANCE WITH LAWS

The Supervisory Committee has carefully examined the procedures of convening general meetings and Board meetings, resolutions passed at such meetings, implementation of resolutions passed at general meetings by the Board, senior management's performance of its duties and the Company's internal management system, in accordance with relevant PRC laws and regulations.

We consider that: the Board has conducted its operations strictly in compliance with the PRC Company Law, PRC Securities Law, the Articles of Association and other relevant laws and regulations; the directors were diligent and responsible in arriving at reasonable decisions; the Company has established effective management systems and has been proactively improving the internal management system for its growth, the Company's operating activities were all in compliance with provisions of laws and regulations. In reviewing the Company's financial standing and examining the directors' and senior management's performance of their duties, the Supervisory Committee did not find any breach of disciplines or rules, or any harm against shareholders' interests.

3. INDEPENDENT OPINION ON REVIEW OF THE COMPANY'S FINANCIAL STANDING

The Supervisory Committee has carefully reviewed the Company's 2005 Final Accounts, 2005 Profit Distribution Plan, 2005 Annual Report, 2005 Unqualified Auditors' Reports prepared by the international auditors and domestic auditors of the Company and other relevant information in respect of the year 2005.

We are of the opinion that the Company's 2005 Final Accounts was reliable, which objectively reflected the financial standing and operating results of the Company. The Supervisory Committee agreed with the auditors' reports for Company and its 2005 Profit Distribution Plan.

4. INDEPENDENT OPINION ON ACTUAL USE OF LAST RAISED FUNDS OF THE COMPANY

The last fund raising exercise of the Company was its issue of A shares made on 3 February 2005. The actual use of the proceeds raised was consistent with the intended use of proceeds set out in the Company's prospectus.

5. INDEPENDENT OPINION ON ACQUISITION AND DISPOSAL OF ASSETS

During the reporting period, the Company had no disposal of assets. We are not aware of any insider dealing activities. No act violating the shareholders' interests or resulting in any loss of assets of the Company was identified.

6. INDEPENDENT OPINION ON THE COMPANY'S CONNECTED TRANSACTIONS

During 2005, the Company has conducted four connected transactions: investment in Huadian Property, acquisition 97% and 90% equity interests in Suzhou Company and Xinxiang Company respectively, restructuring of Weifang Plant and signing of the Agreement concerning In-depth Treatment of Urban Tertiary Treated Wastewater with China Huadian Engineering.

We consider that the considerations paid by the Company for the above projects were all reasonable and the connected transactions were fair; and the acquisition transactions were in the interests of the Company and shareholders as a whole.

The Supervisory Committee will continue to perform its duties and will proceed with its best endeavours to safeguard the interests of the shareholders. The Supervisory Committee is satisfied with the achievements attained by the Group and has confidence in the prospect of the Group.

Feng Lanshui
Chairman of the Supervisory Committee

Jinan, Shandong Province, the People's Republic of China
24 March 2006

CORPORATE INFORMATION

Legal address	14 Jingsan Road Jinan, Shandong Province The People's Republic of China
Authorized representatives	Chen Jianhua Zhou Lianqing
Company secretary	Zhou Lianqing
Hong Kong share registrar and transfer office	Hong Kong Registrars Limited 17th Floor Hopewell Centre 183 Queen's Road East Hong Kong
Auditors	KPMG Certified Public Accountants 8th Floor, Prince's Building Central Hong Kong
Legal advisers to the Company as to Hong Kong law and United States law	Baker & McKenzie 14th Floor, Hutchison House 10 Harcourt Road Central Hong Kong
as to PRC law	Haiwen & Partners Room 1711, Beijing Silver Tower No. 2 Dong San Huan North Road Chao Yang District Beijing The People's Republic of China

Company Publications

The Company's 2005 interim and annual reports were published in August 2005 and April 2006, respectively. Copies of the interim and annual reports will be available for collection at:

PRC	Huadian Power International Corporation Limited 14 Jingsan Road Jinan, Shandong Province The People's Republic of China Tel: (86531) 8236-6222 Fax: (86531) 8236-6090
Hong Kong	Wonderful Sky Public Relations and Financial Consultant Company Limited Unit 3103, 31st Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong Tel: (852) 2851-1038 Fax: (852) 2815-1352

To the shareholders of
Huadian Power International Corporation Limited
(Established in The People's Republic of China with limited liability)

We have audited the financial statements on pages 60 to 116 which have been prepared in accordance with International Financial Reporting Standards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's and the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the company and of the group as at 31 December 2005 and of the group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 24 March 2006

CONSOLIDATED INCOME STATEMENT

(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	**2005**	2004 (restated)
		RMB'000	*RMB'000*
Turnover	5	**13,300,397**	10,175,438
Operating expenses			
Coal consumption		**(7,270,536)**	(4,647,567)
Depreciation and amortisation		**(1,621,738)**	(1,532,923)
Major overhaul expenses		**(246,988)**	(233,417)
Repairs and maintenance		**(151,863)**	(144,180)
Personnel costs	6	**(1,057,365)**	(919,543)
Administration expenses		**(506,429)**	(357,708)
Sales related taxes	7	**(134,291)**	(108,213)
Other operating expenses		**(257,449)**	(214,414)
		(11,246,659)	(8,157,965)
Operating profit		**2,053,738**	2,017,473
Investment income		**240**	30,066
Other net income		**45,037**	22,119
Net finance costs	8	**(446,357)**	(493,708)
Share of profits less losses of associates		**16,636**	263
Profit before taxation	9	**1,669,294**	1,576,213
Income tax	12(a)	**(512,341)**	(504,152)
Profit for the year		**1,156,953**	1,072,061
Attributable to:			
Equity shareholders of the Company		**1,066,421**	1,045,708
Minority interests		**90,532**	26,353
Profit for the year		**1,156,953**	1,072,061
Basic earnings per share	14	**RMB0.179**	RMB0.199

The notes on pages 69 to 116 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

	Note	**2005** *RMB'000*	2004 (restated) *RMB'000*
Non-current assets			
Property, plant and equipment	15	**21,348,609**	20,925,048
Construction in progress	16	**9,048,143**	2,876,732
Lease prepayments	17	**429,770**	416,204
Intangible assets	18	**44,431**	37,465
Interest in associates	20	**918,211**	410,163
Other investments	22	**175,639**	175,639
Deferred tax assets	28	**46,218**	61,667
		32,011,021	24,902,918
Current assets			
Inventories	23	**558,847**	358,036
Deposits, other receivables and prepayments		**87,127**	452,876
Trade and bills receivables	24	**1,263,332**	1,050,495
Tax recoverable	12(b)	**2,789**	9,210
Fixed deposits maturing over three months		**—**	10,752
Cash and cash equivalents	25	**845,642**	1,260,127
		2,757,737	3,141,496
Current liabilities			
Bank loans	26(a)	**5,492,551**	3,876,569
Current portion of loans from shareholders	26(b)	**175,000**	335,000
Current portion of state loans	26(c)	**9,584**	9,111
Other loans	26(d)	**398,623**	629,342
Amounts due to holding company		**33,000**	—
Trade and bills payables	27	**1,061,917**	1,426,699
Other payables		**889,640**	781,848
Tax payable	12(b)	**113,970**	84,681
		8,174,285	7,143,250
Net current liabilities		**(5,416,548)**	(4,001,754)
Total assets less current liabilities carried forward		**26,594,473**	20,901,164

	Note	2005 RMB'000	2004 (restated) RMB'000
Total assets less current liabilities brought forward		**26,594,473**	20,901,164
Non-current liabilities			
Bank loans	26(a)	**9,785,891**	8,500,075
Loans from shareholders	26(b)	**1,135,000**	175,000
State loans	26(c)	**70,179**	79,492
Other loans	26(d)	**1,365,647**	1,008,376
Deferred government grants		**136,170**	98,920
Deferred tax liabilities	28	**439,170**	352,799
		12,932,057	10,214,662
Net Assets		**13,662,416**	10,686,502
Capital and Reserves			
Share capital	29(a)	**6,021,084**	5,256,084
Reserves		**6,600,625**	4,617,475
Total equity attributable to equity shareholders of the Company		**12,621,709**	9,873,559
Minority interests		**1,040,707**	812,943
Total Equity		**13,662,416**	10,686,502

Approved and authorised for issue by the Board of Directors on 24 March 2006.

He Gong
Chairman

Chen Jianhua
Director

The notes on pages 69 to 116 form part of these financial statements.

BALANCE SHEET

	Note	**2005** **RMB'000**	2004 RMB'000
Non-current assets			
Property, plant and equipment	15	**11,033,595**	11,789,830
Construction in progress	16	**3,150,007**	696,249
Lease prepayments	17	**196,401**	194,091
Intangible assets	18	**45,457**	45,457
Interest in subsidiaries	19	**2,327,813**	1,406,873
Interest in associates	20	**869,540**	375,740
Interest in a jointly controlled entity	21	**193,983**	193,983
Other investments	22	**172,939**	172,939
Deferred tax assets	28	**38,221**	50,411
		18,027,956	14,925,573
Current assets			
Inventories	23	**313,524**	183,269
Amounts due from subsidiaries		**56,455**	39,812
Deposits, other receivables and prepayments		**34,146**	345,194
Trade and bills receivables	24	**654,317**	572,929
Fixed deposits maturing over three months		**—**	10,752
Cash and cash equivalents	25	**484,574**	474,547
		1,543,016	1,626,503
Current liabilities			
Bank loans	26(a)	**1,766,840**	1,916,359
Current portion of loans from shareholders	26(b)	**175,000**	335,000
Current portion of state loans	26(c)	**9,584**	9,111
Other loans	26(d)	**42,000**	198,037
Amounts due to holding company		**33,000**	—
Amounts due to subsidiaries		**101,753**	48,000
Trade and bills payables	27	**418,719**	590,851
Other payables		**353,762**	413,007
Tax payable	12(b)	**79,098**	74,380
		2,979,756	3,584,745
Net current liabilities		**(1,436,740)**	(1,958,242)
Total assets less current liabilities carried forward		**16,591,216**	12,967,331

BALANCE SHEET *(continued)*

	Note	**2005** **RMB'000**	2004 RMB'000
Total assets less current liabilities brought forward		**16,591,216**	12,967,331
Non-current liabilities			
Bank loans	26(a)	**3,123,758**	2,601,408
Loans from shareholders	26(b)	**585,000**	175,000
State loans	26(c)	**67,929**	79,492
Other loans	26(d)	**898,037**	700,000
Deferred government grants		**43,000**	15,000
		4,717,724	3,570,900
Net Assets		**11,873,492**	9,396,431
Capital and Reserves			
Share capital	29(a)	**6,021,084**	5,256,084
Reserves		**5,852,408**	4,140,347
Total Equity		**11,873,492**	9,396,431

Approved and authorised for issue by the Board of Directors on 24 March 2006.

He Gong
Chairman

Chen Jianhua
Director

The notes on pages 69 to 116 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2005
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company								
	Share capital RMB'000 (note 29(a))	Capital reserve RMB'000 (note 29(b))	Statutory surplus reserve RMB'000 (note 29(c))	Statutory public welfare fund RMB'000 (note 29(d))	Discretionary surplus reserve RMB'000 (note 29(e))	Retained profits RMB'000	Total RMB'000	Minority interests RMB'000	Total equity RMB'000
Balance at 1 January 2004	5,256,084	778,040	755,700	283,920	60,655	1,982,537	9,116,936	186,586	9,303,522
Profit for the year	—	—	—	—	—	1,045,708	1,045,708	26,353	1,072,061
Acquisition of a subsidiary	—	—	—	—	—	—	—	609,524	609,524
Appropriations	—	—	104,400	52,200	—	(156,600)	—	—	—
Transfer between reserves	—	(622)	622	(3,035)	3,035	—	—	—	—
Dividends approved for equity shareholders of the Company	—	—	—	—	—	(289,085)	(289,085)	—	(289,085)
Dividends approved for minority equity shareholders of subsidiaries	—	—	—	—	—	—	—	(9,520)	(9,520)
Balance at 31 December 2004	5,256,084	777,418	860,722	333,085	63,690	2,582,560	9,873,559	812,943	10,686,502
Balance at 1 January 2005									
— as previously reported	5,256,084	777,418	860,722	333,085	63,690	2,582,560	9,873,559	812,943	10,686,502
— opening balance adjustment in respect of negative goodwill	—	—	—	—	—	6,966	6,966	—	6,966
— as restated	5,256,084	777,418	860,722	333,085	63,690	2,589,526	9,880,525	812,943	10,693,468
Profit for the year	—	—	—	—	—	1,066,421	1,066,421	90,532	1,156,953
Issuance of A shares	765,000	1,120,501	—	—	—	—	1,885,501	—	1,885,501
Acquisition of subsidiaries	—	—	—	—	—	—	—	12,332	12,332
Capital injection from minority shareholders to subsidiaries	—	—	—	—	—	—	—	134,493	134,493
Appropriations	—	—	101,497	50,748	—	(152,245)	—	—	—
Transfer between reserves	—	—	—	(4,399)	4,399	—	—	—	—
Dividends approved for equity shareholders of the Company	—	—	—	—	—	(210,738)	(210,738)	—	(210,738)
Dividends approved for minority equity shareholders of subsidiaries	—	—	—	—	—	—	—	(9,593)	(9,593)
Balance at 31 December 2005	6,021,084	1,897,919	962,219	379,434	68,089	3,292,964	12,621,709	1,040,707	13,662,416

The notes on pages 69 to 116 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

	Share capital RMB'000 (note 29(a))	Capital reserve RMB'000 (note 29(b))	Statutory surplus reserve RMB'000 (note 29(c))	Statutory public welfare fund RMB'000 (note 29(d))	Discretionary surplus reserve RMB'000 (note 29(e))	Retained profits RMB'000	Total equity RMB'000
Balance at 1 January 2004	5,256,084	778,040	755,700	283,920	60,655	1,664,035	8,798,434
Profit for the year	—	—	—	—	—	887,082	887,082
Appropriations	—	—	104,400	52,200	—	(156,600)	—
Transfer between reserves	—	(622)	622	(3,035)	3,035	—	—
Dividends approved	—	—	—	—	—	(289,085)	(289,085)
Balance at 31 December 2004	5,256,084	777,418	860,722	333,085	63,690	2,105,432	9,396,431
Balance at 1 January 2005	**5,256,084**	**777,418**	**860,722**	**333,085**	**63,690**	**2,105,432**	**9,396,431**
Issuance of A shares	**765,000**	**1,120,501**	—	—	—	—	**1,885,501**
Profit for the year	—	—	—	—	—	**802,298**	**802,298**
Appropriations	—	—	**101,497**	**50,748**	—	**(152,245)**	—
Transfer between reserves	—	—	—	**(4,399)**	**4,399**	—	—
Dividends approved	—	—	—	—	—	**(210,738)**	**(210,738)**
Balance at 31 December 2005	**6,021,084**	**1,897,919**	**962,219**	**379,434**	**68,089**	**2,544,747**	**11,873,492**

The notes on pages 69 to 116 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

	Note	**2005 RMB'000**	2004 RMB'000
Operating activities			
Cash receipts from customers		**13,139,982**	10,187,042
Cash paid to suppliers and employees		**(9,646,753)**	(6,693,619)
Cash generated from operations		**3,493,229**	3,493,423
Interest paid		**(756,971)**	(616,045)
Enterprise income tax paid		**(401,070)**	(554,312)
Net cash from operating activities		**2,335,188**	2,323,066
Investing activities			
Acquisition of property, plant and equipment and construction in progress		**(6,025,017)**	(2,774,951)
Proceeds from sale of property, plant and equipment		**5,595**	231
Lease prepayments paid		**(37,037)**	(26,061)
Acquisition of subsidiaries, net of cash acquired	32	**(120,911)**	(216,293)
Acquisition of associates		**(245,000)**	(79,740)
Capital injection in associates		**(255,140)**	(140,360)
Acquisition of other investments		**—**	(12,600)
Capital injection in other investment		**—**	(30,000)
Interest received		**19,285**	12,717
Dividends received		**493**	30,066
Maturity of fixed deposits maturing over 3 months		**10,752**	10,280
Net cash used in investing activities		**(6,646,980)**	(3,226,711)

	Note	2005 RMB'000	2004 RMB'000
Financing activities			
Proceeds from the issue of share capital		**1,893,315**	—
Proceeds from borrowings		**11,888,506**	7,371,568
Proceeds from government grants		**41,000**	45,445
Payment of transaction costs on issue of share capital		**(3,394)**	—
Other cash received relating to financing activities		**25,671**	—
Repayment of borrowings		**(9,859,307)**	(5,534,719)
Capital injection from minority equity shareholders to subsidiaries		**134,493**	9,000
Dividends paid to equity shareholders of the Company		**(210,738)**	(289,085)
Dividends paid to minority equity shareholders of subsidiaries		**(12,239)**	(7,276)
Net cash from financing activities		**3,897,307**	1,594,933
Net (decrease)/increase in cash and cash equivalents		**(414,485)**	691,288
Cash and cash equivalents at beginning of the year		**1,260,127**	568,839
Cash and cash equivalents at end of the year	25	**845,642**	1,260,127

The notes on pages 69 to 116 form part of these financial statements.

1 BACKGROUND OF THE COMPANY

Huadian Power International Corporation Limited (the "Company") was established in the People's Republic of China (the "PRC") on 28 June 1994 as a joint stock limited company.

The Company and its subsidiaries (the "Group") and a jointly controlled entity are principally engaged in the generation of electricity and heat. All electricity generated is supplied to the provincial grid companies where the power plants are located.

2 SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of the financial statements are set out below:

(a) Statement of compliance and basis of preparation

(i) Statement of compliance

The financial statements of the Company and the Group have been prepared in accordance with International Financial Reporting Standards ("IFRSs") promulgated by the International Accounting Standards Board ("IASB"). IFRSs includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and related interpretations.

These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The IASB has issued a number of new and revised IFRSs that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. Information on the change in accounting policies resulting from initial application of these new and revised IFRSs for the current and prior accounting periods reflected in these financial statements is provided in note 3.

(ii) Basis of preparation

The consolidated financial statements for the year ended 31 December 2005 comprise the Group and its interest in associates and a jointly controlled entity.

The financial statements are prepared on the historical cost basis except that the derivatives financial instruments are stated at their fair value, (see note 2(n)). The accounting policies have been consistently applied by the Group and are consistent with those used in the previous year except for the changes in accounting policies (see note 3).

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(a) Statement of compliance and basis of preparation *(continued)*

(ii) Basis of preparation (continued)

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRSs that have significant effect on the financial statements and have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the next year are disclosed in note 37.

(b) Basis of consolidation

(i) Subsidiaries

Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Investments in subsidiaries are stated in the Company's balance sheet at cost less impairment losses (see note 2(g)).

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Basis of consolidation *(continued)*

(ii) Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of the associate on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an associate, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

Investments in associates are stated in the Company's balance sheet at cost less impairment losses (see note 2(g)).

(iii) Jointly controlled entities

Jointly controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's proportionate share of the enterprises' assets, liabilities, revenue and expenses with items of a similar nature on a line by line basis, from the date that joint control commences until the date that joint control ceases.

Investments in jointly controlled entities are stated in the Company's balance sheet at cost less impairment losses (see note 2(g)).

(iv) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Any unrealised gains arising from transactions with jointly controlled entities and associates are eliminated to the extent of the Group's interest in the entity. Any unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Basis of consolidation *(continued)*

(v) Minority interests

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

(c) Investments

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 2(g)).

Investments are recognised/derecognised on the date the Group and/or the Company commits to purchase/sell the investments.

(d) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 2(g)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in profit or loss.

On disposal of a cash generating unit, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(e) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses (see note 2(g)).

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred.

Depreciation is provided to write off the cost of property, plant and equipment on a straight-line basis over their anticipated useful lives or over their remaining useful lives, being their anticipated useful lives less the period they have been in use prior to their acquisition by the Group, after taking into account their estimated residual values. The anticipated or remaining useful lives used are as follows:

Buildings	15 – 25 years
Generators and related machinery and equipment	10 – 20 years
Motor vehicles, furniture, fixtures, equipment and others	5 – 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the income statement on the date of retirement or disposal.

(f) Construction in progress

Construction in progress is stated at cost, which comprises construction expenditure, including interest costs and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest costs during the construction period, and the cost of related equipment, less any impairment losses (see note 2(g)).

Upon completion and commissioning for operation, the costs are transferred to property, plant and equipment and depreciation will be provided at the appropriate rates specified in note 2(e) above. A generator is considered to be completed and commissioned when the trial run period ends.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(g) Impairment

(i) Impairment of investments in equity securities and receivables

Investments in equity securities and other current and non-current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

— For unquoted equity securities and current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for current receivables are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for equity securities are not reversed.

— For financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets).

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

(ii) Impairment of other long-lived assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

— property, plant and equipment;

— construction in progress;

— lease prepayments;

— interest in subsidiaries, associates and jointly controlled entity; and

— goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(g) Impairment *(continued)*

(ii) Impairment of other long-lived assets *(continued)*

— Calculation of recoverable amount

The recoverable amount of other asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

— Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

— Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(h) Lease prepayments

Lease prepayments represent land use rights paid to the PRC's Land Bureau. Land use rights are carried at amortised cost less impairment losses (see note 2(g)). Amortisation is charged to the income statement from the date of initial recognition on a straight-line basis over the respective periods of the rights which mainly range from 15 years to 50 years.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(i) Inventories

Inventories, comprising coal, fuel oil, materials, components and spare parts for consumption by the power plants, are stated at cost, less provision for obsolescence. Cost includes cost of purchase and, where applicable, transportation cost and handling fee. The cost of coal and fuel oil is calculated on the weighted average basis. The cost of materials, components and spare parts is calculated on the first-in-first-out basis.

(j) Trade and other receivables

Trade and other receivables are initially stated at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 2(g)), unless the effect of discounting would be immaterial, in which case they are stated at cost less impairment losses for bad and doubtful debts (see note 2(g)).

(k) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in profit or loss over the period of the borrowings using the effective interest method.

(l) Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(m) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(n) Hedging

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured.

Where a derivative financial instrument hedges the changes in fair value of a recognised asset or liability, any gain or loss on the hedging instrument is recognised in the income statement. The hedged item is stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(o) Revenue recognition

(i) Electricity income

Electricity income is recognised when electricity is supplied to the provincial grid companies.

(ii) Heat income

Heat income is recognised when heat is supplied to customers.

(iii) Dividend income

Dividend income from unlisted equity securities is recognised when the shareholder's right to receive payment is established.

(iv) Government grants

A conditional government grant is recognised in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the Group will comply with the conditions attaching to it. Grants that compensate the Group for expenses incurred are recognised as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognised in the income statement as revenue on an systematic basis over the useful life of the asset.

(p) Major overhauls, repairs and maintenance

Expenditure on major overhauls, repairs and maintenance is charged to the income statement as it is incurred.

(q) Translation of foreign currencies

Foreign currency transactions are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

Foreign currency translation differences relating to funds borrowed to finance construction in progress, to the extent that they are regarded as an adjustment to interest costs, are capitalised during the construction period. All other exchange differences are dealt with in the income statement.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(r) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided, using the balance sheet liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: initial recognition of goodwill, and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(s) Provisions

A provision is recognised in the balance sheet when the Group or the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

(t) Borrowing costs

Borrowing costs are expensed in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(u) Operating leases

Payments made under operating leases are charged to the income statement on a straight-line basis over the terms of the lease.

(v) Employee benefits

Salaries, annual bonuses, paid annual leave, contributions to defined contribution plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(w) Research and development costs

Research and development costs are recognised as expenses in the period in which they are incurred.

(x) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(y) Dividends

Dividends are recognised as a liability in the period in which they are declared.

3 CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of new and revised IFRSs that are effective for accounting periods beginning on or after 1 January 2005.

The accounting policies of the Group and/or the Company after the adoption of these new and revised IFRSs have been summarised in note 2. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 40).

(Expressed in Renminbi)

3 CHANGES IN ACCOUNTING POLICIES *(continued)*

(a) Amortisation of positive and negative goodwill (IFRS 3, Business combinations and IAS 36, Impairment of assets)

In prior periods:

— In respect of business combinations for which the agreement date was before 31 March 2004, positive goodwill was stated at cost less accumulated amortisation and any impairment losses. Amortisation was charged to the income statement from the date of initial recognition on a straight-line basis over the time during which the benefits were expected to be consumed, subject to a maximum of 20 years. The recoverable amount of goodwill was estimated when there was any indication of impairment.

  An impairment loss of goodwill was not reversed unless the loss has been caused by a specific external event of an exceptional nature that was not expected to recur, and the increase in recoverable amount related clearly to the reversal of the effect of that specific event.

— In respect of business combinations for which the agreement date was before 31 March 2004, negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, was recognised in the income statement over the weighted average useful life of those assets that were depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired was recognised immediately in the income statement.

With effect from 1 January 2005, in accordance with IFRS 3 and IAS 36, the Group no longer amortises positive goodwill arising from business combinations. Such goodwill is stated at cost less any accumulated impairment losses. Goodwill is not amortised but is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount. An impairment loss is not reversed.

Also with effect from 1 January 2005 and in accordance with IFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the income statement as it arises. Further details of these policies are set out in note 2(d).

The new policy in respect of positive goodwill has been applied prospectively in accordance with the transitional arrangements under IFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortisation as at 1 January 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the income statement for the year ended 31 December 2005.

(Expressed in Renminbi)

3 CHANGES IN ACCOUNTING POLICIES *(continued)*

(a) Amortisation of positive and negative goodwill (IFRS 3, Business combinations and IAS 36, Impairment of assets) *(continued)*

The new policy in respect of negative goodwill has been applied prospectively in accordance with the transitional arrangements under IFRS 3. As a result, comparative amounts have not been restated, the carrying amount of negative goodwill has been derecognised, with a corresponding adjustment to the opening balance of retained profits, and no amortisation for negative goodwill has been recognised in the income statement for the year ended 31 December 2005.

As a result of the adoption of this accounting policy, the Group's amortisation of goodwill for the year ended 31 December 2005 has been decreased by RMB3,536,000 (2004: Nil); profit after tax and basic earnings per share for the year ended 31 December 2005 have been increased by RMB3,536,000 (2004: Nil) and RMB0.0006 (2004: Nil) respectively. The opening balance of the Group's retained profits as at 1 January 2005 has been increased by RMB6,966,000. The Company's amortisation of goodwill for the year ended 31 December 2005 has been decreased by RMB3,352,000 (2004: Nil)and profit after tax for the year ended 31 December 2005 has been increased by RMB3,352,000 (2004: Nil).

(b) Changes in presentation (IAS 1, Presentation of financial statements)

(i) Presentation of shares of associates' taxation (IAS 1, Presentation of financial statements)

In prior years, the Group's share of taxation of associates accounted for using the equity method was included as part of the Group's income tax in the consolidated income statement. With effect from 1 January 2005, in accordance with the implementation guidance in IAS 1, the Group has changed the presentation and includes the share of taxation of associates accounted for using the equity method in the share of profits less losses of associates reported in the consolidated income statement before arriving at the Group's profit or loss before tax. The change in presentation has been applied retrospectively with comparatives restated.

As a result of the adoption of this accounting policy, the Group's share of profits less losses of associates has been decreased by RMB10,401,000 (2004: RMB176,000) with the corresponding decrease in the Group's income tax. There is no effect on the Group's profit after tax and basic earnings per share.

3 CHANGES IN ACCOUNTING POLICIES *(continued)*

(b) Changes in presentation (IAS 1, Presentation of financial statements) *(continued)*

(ii) Minority interests (IAS 1, Presentation of financial statements and IAS 27, Consolidated and separate financial statements)

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and equity. Minority interests in the results of the Group for the year were also separately presented in the income statement as a deduction before arriving at the profit attributable to shareholders.

With effect from 1 January 2005, in order to comply with IAS 1 and IAS 27, minority interests at the balance sheet date are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the year are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between the minority interests and the equity shareholders of the Company. Further details of the new policy are set out in note 2(b).

The presentation of minority interests in the consolidated balance sheet, income statement and statement of changes in equity for the comparative period has been restated accordingly.

(c) Related party disclosures (IAS 24 "Related party disclosures")

The definition of related parties under IAS 24 as disclosed in note 2(x) has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

With effect from 1 January 2005, in order to comply with IAS 24, the Group has made further disclosure of key management personnel compensation and contributions to post-employment benefit plans.

4 SEGMENT REPORTING

The Group's profits are almost entirely attributable to the generation and sale of electricity in the PRC. Accordingly, no segmental analysis is provided.

5 TURNOVER

Turnover represents the sale of electricity and heat, net of value added tax ("VAT").

Major components of the Group's turnover is as follows:

	2005	2004
	RMB'000	*RMB'000*
Sale of electricity	**13,034,607**	9,975,734
Sale of heat	**265,790**	199,704
	13,300,397	10,175,438

6 PERSONNEL COSTS

	2005	2004
	RMB'000	*RMB'000*
Wages and staff welfare	**732,078**	641,615
Retirement costs (note 31)	**149,357**	127,262
Other staff costs	**175,930**	150,666
	1,057,365	919,543

7 SALES RELATED TAXES

Sales related taxes represent city maintenance and construction tax and education surcharge, which are calculated at 5-7% and 3%, respectively, of net VAT payable.

8 NET FINANCE COSTS

	2005 RMB'000	2004 RMB'000
Interest on bank advances and other loans repayable within five years	**766,807**	625,066
Interest on other loans repayable after five years	**6,849**	5,868
Less: Interest capitalised	**(256,320)**	(100,440)
	517,336	530,494
Less: Interest income	**(19,285)**	(12,717)
Net foreign exchange gain	**(39,984)**	—
Net gain on derivative financial instruments	**(11,710)**	(24,069)
	446,357	493,708

The interest costs have been capitalised at an average rate of 5.26% per annum (2004: 4.99%) for construction in progress.

9 PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting):

	2005 RMB'000	2004 RMB'000
Auditors' remuneration	**5,231**	4,779
Amortisation of intangible assets and lease prepayments	**23,471**	21,534
Cost of inventories	**7,763,525**	5,098,095
Depreciation	**1,598,267**	1,511,389
Government grants	**3,750**	—
Loss/(gain) on disposal of property, plant and equipment	**1,459**	(51)
Net impairment losses recognised/(reversed) in respect of trade and other receivables	**8,058**	(493)
(Reversal)/write-off of inventories	**(3,007)**	1,084
Operating lease charges in respect of land and buildings	**37,260**	35,070
Research and development costs	**5,499**	5,232
Share of associates' taxation	**10,401**	176

10 DIRECTORS' AND SUPERVISORS' EMOLUMENTS

	Directors' and supervisors' fees *RMB'000*	Salaries, allowances and benefits in kind *RMB'000*	Retirement benefits *RMB'000*	Bonuses *RMB'000*	2005 Total *RMB'000*
Executive directors					
Chen Jianhua	—	162	24	548	734
Tian Peiting	—	164	24	548	736
Independent non-executive directors					
Ding Huiping	—	50	—	—	50
Zhao Jinghua	—	50	—	—	50
Hu Yuanmu	—	50	—	—	50
Wang Chuanshun	—	50	—	—	50
Supervisor					
Zheng Feixue	—	88	24	298	410
	—	614	72	1,394	2,080

10 DIRECTORS' AND SUPERVISORS' EMOLUMENTS *(continued)*

	Directors' and supervisors' fees *RMB'000*	Salaries, allowances and benefits in kind *RMB'000*	Retirement benefits *RMB'000*	Bonuses *RMB'000*	2004 Total *RMB'000*
Executive directors					
Da Hongxing	—	135	21	497	653
Chen Jianhua	—	135	21	497	653
Tian Peiting	—	135	21	497	653
Independent non-executive directors					
Ding Huiping	—	50	—	—	50
Zhao Jinghua	—	50	—	—	50
Hu Yuanmu	—	50	—	—	50
Wang Chuanshun	—	50	—	—	50
Supervisor					
Zheng Feixue	—	39	16	92	147
	—	644	79	1,583	2,306

11 INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five individuals with the highest emoluments, two (2004: three) are directors whose emoluments are disclosed in note 10. The aggregate of the emoluments of the remaining three highest paid individuals (2004: two) is as follows:

	2005 ***RMB'000***	2004 *RMB'000*
Salaries and other emoluments	**416**	228
Retirement benefits	**72**	42
Bonuses	**1,511**	838
	1,999	1,108

12 INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT

(a) Taxation in the consolidated income statement represents:

	2005	2004 (restated)
	RMB'000	*RMB'000*
Current tax		
Charge for PRC enterprise income tax for the year	**436,780**	457,050
Over-provision in respect of previous years	**—**	(2,643)
	436,780	454,407
Deferred tax		
Origination and reversal of temporary differences (note 28)	**75,561**	49,745
Total income tax expense in the consolidated income statement	**512,341**	504,152

Reconciliation of effective tax rate:

	2005	2004 (restated)
	RMB'000	*RMB'000*
Profit before taxation	**1,669,294**	1,576,213
Expected PRC enterprise income tax expense at a statutory tax rate of 33%	**550,867**	520,150
Non-deductible expenses	**1,051**	11,847
Non-taxable income	**(12,390)**	(10,041)
Over-provision in respect of previous years	**—**	(2,643)
Differential tax rate on subsidiary's income	**(27,187)**	(15,161)
	512,341	504,152

Note: The charge for PRC enterprise income tax is calculated at the statutory rate of 33% (2004: 33%) on the estimated assessable profits of the year determined in accordance with relevant enterprise income tax rules and regulations, except for a subsidiary of the Company, which is taxed at a preferential rate of 15%.

12 INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT *(continued)*

(b) Income tax in the balance sheets represents:

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Charge for PRC enterprise income tax for the year	**436,780**	457,050	**364,463**	421,452
Payments made relating to the current year	**(325,599)**	(381,579)	**(285,365)**	(347,072)
PRC enterprise income tax payable (net)	**111,181**	75,471	**79,098**	74,380
Representing:				
Tax payable	**113,970**	84,681	**79,098**	74,380
Tax recoverable	**(2,789)**	(9,210)	**—**	—
	111,181	75,471	**79,098**	74,380

13 DIVIDENDS

(a) These dividends have not been provided for in the financial statements:

	2005	2004
	RMB'000	*RMB'000*
Final dividend proposed after balance sheet date of RMB0.065 per share (2004: RMB0.035)	**391,370**	210,738

Pursuant to a resolution passed at the Directors' meeting held on 24 March 2006, a final dividend of RMB0.065 per share totalling RMB391,370,000 will be payable to shareholders, subject to the approval of the shareholders at the coming Annual General Meeting.

13 DIVIDENDS *(continued)*

(b) Dividends paid during the year are as follows:

	2005 *RMB'000*	2004 *RMB'000*
Interim dividend of RMBNil per share for the year ended 31 December 2005 (2004: RMB0.02)	—	105,122
Final dividend of RMB0.035 per share for the year ended 31 December 2004 (2003: RMB0.035)	**210,738**	183,963
	210,738	289,085

14 EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company for the year ended 31 December 2005 of RMB1,066,421,000 (2004: RMB1,045,708,000) and the weighted average number of shares in issue during the year ended 31 December 2005 of 5,957,334,000 (2004: 5,256,084,000).

(b) Diluted earnings per share

There were no dilutive potential ordinary shares in existence during the years ended 31 December 2005 and 2004.

15 PROPERTY, PLANT AND EQUIPMENT

(a) The Group

	Buildings RMB'000	Generators and related machinery and equipment RMB'000	Motor vehicles, furniture, fixtures, equipment and others RMB'000	Total RMB'000
Cost:				
At 1 January 2004	5,599,514	17,888,466	517,808	24,005,788
Additions	11,448	6,096	16,409	33,953
Through acquisition of subsidiaries	1,210,506	1,956,631	22,115	3,189,252
Transferred from construction in progress (note 16)	679,442	1,319,086	52,371	2,050,899
Disposals	—	(19,115)	(1,628)	(20,743)
At 31 December 2004	7,500,910	21,151,164	607,075	29,259,149
At 1 January 2005	7,500,910	21,151,164	607,075	29,259,149
Additions	710	3,574	26,994	31,278
Through acquisition of subsidiaries	—	—	5,566	5,566
Transferred from construction in progress (note 16)	290,917	1,680,138	20,983	1,992,038
Disposals	(6,952)	(526)	(8,494)	(15,972)
At 31 December 2005	7,785,585	22,834,350	652,124	31,272,059
Accumulated depreciation:				
At 1 January 2004	1,463,305	5,197,526	182,444	6,843,275
Charge for the year	323,685	1,126,529	61,175	1,511,389
Written back on disposal	—	(19,102)	(1,461)	(20,563)
At 31 December 2004	1,786,990	6,304,953	242,158	8,334,101
At 1 January 2005	1,786,990	6,304,953	242,158	8,334,101
Charge for the year	337,326	1,190,531	70,410	1,598,267
Written back on disposal	(914)	(403)	(7,601)	(8,918)
At 31 December 2005	2,123,402	7,495,081	304,967	9,923,450
Net book value:				
At 31 December 2005	5,662,183	15,339,269	347,157	21,348,609
At 31 December 2004	5,713,920	14,846,211	364,917	20,925,048

15 PROPERTY, PLANT AND EQUIPMENT *(continued)*

(b) The Company

	Buildings	Generators and related machinery and equipment	Motor vehicles, furniture, fixtures, equipment and others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cost:				
At 1 January 2004	3,972,854	14,210,207	398,550	18,581,611
Additions	433	1,793	14,761	16,987
Transferred from construction in progress (note 16)	3,022	122,968	34,210	160,200
Disposals	—	(16,321)	(513)	(16,834)
At 31 December 2004	3,976,309	14,318,647	447,008	18,741,964
At 1 January 2005	3,976,309	14,318,647	447,008	18,741,964
Additions	710	2,498	14,491	17,699
Transferred from construction in progress (note 16)	26,496	162,445	11,929	200,870
Disposals	(923)	(526)	(4,431)	(5,880)
At 31 December 2005	4,002,592	14,483,064	468,997	18,954,653
Accumulated depreciation:				
At 1 January 2004	1,200,873	4,651,117	140,730	5,992,720
Charge for the year	187,795	752,559	35,859	976,213
Written back on disposal	—	(16,308)	(491)	(16,799)
At 31 December 2004	1,388,668	5,387,368	176,098	6,952,134
At 1 January 2005	1,388,668	5,387,368	176,098	6,952,134
Charge for the year	188,042	745,734	39,547	973,323
Written back on disposal	(340)	(403)	(3,656)	(4,399)
At 31 December 2005	1,576,370	6,132,699	211,989	7,921,058
Net book value:				
At 31 December 2005	2,426,222	8,350,365	257,008	11,033,595
At 31 December 2004	2,587,641	8,931,279	270,910	11,789,830

(c) All of the Group's buildings are located in the PRC.

16 CONSTRUCTION IN PROGRESS

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Balance at 1 January	**2,876,732**	709,699	**696,249**	160,648
Through acquisition of subsidiaries	**2,046,274**	1,359,268	**—**	—
Additions	**6,117,175**	2,858,664	**2,654,628**	695,801
Transferred to property, plant and equipment (note 15)	**(1,992,038)**	(2,050,899)	**(200,870)**	(160,200)
Balance at 31 December	**9,048,143**	2,876,732	**3,150,007**	696,249

17 LEASE PREPAYMENTS

Lease prepayments represent fees for land use rights paid to the PRC's land bureau.

18 INTANGIBLE ASSETS

(a) The Group

	Goodwill	Negative goodwill	Total
	RMB'000	*RMB'000*	*RMB'000*
Cost:			
At 1 January 2004 and 31 December 2004	65,173	(10,998)	54,175
At 1 January 2005	65,173	(10,998)	54,175
Opening balance adjustment (note 3(a))	(20,742)	10,998	(9,744)
At 31 December 2005	44,431	—	44,431
Accumulated amortisation:			
At 1 January 2004	16,473	(3,299)	13,174
Amortisation charge for the year	4,269	(733)	3,536
At 31 December 2004	20,742	(4,032)	16,710
At 1 January 2005	20,742	(4,032)	16,710
Opening balance adjustment (note 3(a))	(20,742)	4,032	(16,710)
At 31 December 2005	—	—	—
Carrying amount:			
At 31 December 2005	44,431	—	44,431
At 31 December 2004	44,431	(6,966)	37,465

18 INTANGIBLE ASSETS *(continued)*

(b) The Company

	Goodwill *RMB'000*
Cost:	
At 1 January 2004 and 31 December 2004	60,330
At 1 January 2005	60,330
Opening balance adjustment (note 3(a))	(14,873)
At 31 December 2005	45,457
Accumulated amortisation:	
At 1 January 2004	11,521
Amortisation charge for the year	3,352
At 31 December 2004	14,873
At 1 January 2005	14,873
Opening balance adjustment (note 3(a))	(14,873)
At 31 December 2005	—
Carrying amount:	
At 31 December 2005	45,457
At 31 December 2004	45,457

Goodwill in the Company's balance sheet was transferred from a subsidiary, which transferred all of the business, including assets and liabilities to the Company and was dissolved at the same time in 2000.

In 2004, goodwill was amortised on a straight line basis over 10 to 18 years. The amortisation of goodwill for the year ended 31 December 2004 was included in "Depreciation and amortisation" in the consolidated income statement.

As explained further in note 3(a) with effect from 1 January 2005, the Group no longer amortises goodwill. In accordance with the transitional provisions set out in IFRS 3, as at 1 January 2005, the accumulated amortisation of positive goodwill has been eliminated against the cost of goodwill and any negative goodwill has been derecognised as at that date.

19 INTEREST IN SUBSIDIARIES

	The Company	
	2005	2004
	RMB'000	*RMB'000*
Unlisted shares, at cost	**2,327,813**	1,406,873

The particulars of principal subsidiaries, all of which are limited liability companies established and operating in the PRC, at 31 December 2005 are as follows:

		Proportion of ownership interest			
Company	**Paid up capital**	**Group's effective interest**	**held by the Company**	**held by subsidiary**	**Principal activities**
	RMB'000	%	%	%	
Sichuan Guangan Power Generation Company Limited ("Guangan Company")	1,270,260	80	80	—	Generation and sale of electricity
Huadian Qingdao Power Company Limited ("Qingdao Company")	380,000	55	55	—	Generation and sale of electricity and heat
Huadian Zibo Power Company Limited	374,800	100	100	—	Generation and sale of electricity and heat
Huadian Zhangqiu Power Company Limited	380,508	80.41	80.41	—	Generation and sale of electricity

19 INTEREST IN SUBSIDIARIES *(continued)*

The particulars of subsidiaries, all of which are limited liability companies established and operating in the PRC, at 31 December 2005 are as follows: *(continued)*

		Proportion of ownership interest			
Company	**Paid up capital** *RMB'000*	**Group's effective interest** %	**held by the Company** %	**held by subsidiary** %	**Principal activities**
Huadian Tengzhou Xinynan Power Company Limited	245,000	54.49	54.49	—	Generation and sale of electricity and heat
Huadian International Shandong Materials Company Limited	30,000	94	40	60	Procurement of materials
Huadian Qingdao Heat Company Limited	20,000	55	55	—	Sale of heat
Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company") (Note)	69,000	90	90	—	Development of power plant
Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company") (Note)	55,000	97	97	—	Development of power plant

Note: These companies were newly acquired in 2005.

20 INTEREST IN ASSOCIATES

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted shares, at cost	—	—	**869,540**	375,740
Share of net assets	**918,211**	410,163	—	—
	918,211	410,163	**869,540**	375,740

The particulars of the associates, which are limited liability companies established and operating in the PRC, at 31 December 2005 are as follows:

		Proportion of ownership interest			
Company	**Paid up capital**	**Group's effective interest**	**held by the Company**	**held by subsidiary**	**Principal activities**
	RMB'000	%	%	%	
Ningxia Power Generation Company (Group) Limited	900,000	31.11	31.11	—	Generation and sale of electricity and investment holding
Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company")	640,000	40	40	—	Generation and sale of electricity
Huadian Property Co. Ltd. ("Huadian Property") (Note)	550,000	30	30	—	Property development
Sichuan Luzhou Chuannan Power Generation Company Limited (Note)	200,000	40	40	—	Development of power plant
Ningxia Yinglite Zhongning Power Company Limited	171,200	50	50	—	Generation and sale of electricity
Sichuan Huayingshan Longtan Coal Company Limited	82,260	36	—	45	Development of coal mines and sale of coal

Note: These companies were newly set up in 2005.

20 INTEREST IN ASSOCIATES *(continued)*

Summary financial information on associates

	Assets *RMB'000*	Liabilities *RMB'000*	Equity *RMB'000*	Revenues *RMB'000*	Profit *RMB'000*
2005					
100 percent	10,980,517	(8,328,808)	2,651,709	698,358	37,270
Group's effective interest	4,236,672	(3,318,461)	918,211	324,096	16,636
2004					
100 percent	5,801,583	(4,618,480)	1,183,103	42,920	922
Group's effective interest	2,246,086	(1,835,923)	410,163	13,352	263

21 INTEREST IN A JOINTLY CONTROLLED ENTITY

	The Company	
	2005 *RMB'000*	2004 *RMB'000*
Unlisted interests, at cost	**193,983**	193,983

The particulars of a jointly controlled entity, which is a limited liability company established and operating in the PRC, at 31 December 2005 are as follows:

		Proportion of ownership interest			
Company	**Paid up capital** *RMB'000*	**Group's effective interest** %	**held by the Company** %	**held by subsidiary** %	**Principal activities**
Huadian Weifang Power Generation Company Limited ("Weifang Company") (formerly known as Weifang Power Plant Phase I)	200,000	30	30	—	Generation and sale of electricity

Weifang Power Plant Phase I registered as a limited liability company in the PRC on 16 December 2005 and changed its name to Huadian Weifang Power Generation Company Limited.

21 INTEREST IN A JOINTLY CONTROLLED ENTITY *(continued)*

Included in the consolidated financial statements are the following items that represent the Group's interests in the assets and liabilities, revenues and expenses of the jointly controlled entity:

	2005	2004
	RMB'000	*RMB'000*
Non-current assets	**905,032**	701,551
Current assets	**57,025**	68,822
Non-current liabilities	**(269,879)**	(66,113)
Current liabilities	**(385,538)**	(403,967)
Net assets	**306,640**	300,293
Revenue	**336,631**	1,006,723
Expenses	**(326,143)**	(941,750)
Profit for the year	**10,488**	64,973

22 OTHER INVESTMENTS

	The Group		**The Company**	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted equity securities, at cost	**175,639**	175,639	**172,939**	172,939

Other investments of the Group and the Company mainly include investment in Shandong Luneng Heze Coal Power Development Company Limited ("Heze Company") amounting to RMB91,339,000. The principal activities of Heze Company are the development and exploration of coalmine and coal-electricity base in Juye coalfield. The Group and Company own 18.4% equity interest in Heze Company as at 31 December 2005.

23 INVENTORIES

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Coal	**343,374**	155,869	**181,111**	58,741
Fuel oil	**35,400**	39,712	**19,856**	23,250
Materials, components and spare parts	**180,073**	162,455	**112,557**	101,278
	558,847	358,036	**313,524**	183,269

24 TRADE AND BILLS RECEIVABLES

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade and bills receivables for the sale of electricity	**1,214,094**	991,515	**653,690**	572,929
Trade and bills receivables for the sale of heat	**49,238**	58,980	**627**	—
	1,263,332	1,050,495	**654,317**	572,929

Receivables from sale of electricity are due within 30 days from the date of billing. Receivables from sale of heat are due within 90 days from the date of billing.

The ageing analysis of trade and bills receivables is as follows:

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within one year	**1,247,413**	1,020,280	**654,317**	572,929
Between one and two years	**17**	3,030	**—**	—
Between two and three years	**1,594**	25,572	**—**	—
More than three years	**14,308**	1,613	**—**	—
	1,263,332	1,050,495	**654,317**	572,929

25 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash and bank balances	**845,554**	1,203,466	**484,486**	417,886
Deposits with banks and other financial institutions	**88**	56,661	**88**	56,661
	845,642	1,260,127	**484,574**	474,547

26 LOANS

(a) Bank loans

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due:				
Within one year				
– short term bank loans	**3,794,297**	2,567,810	**1,158,597**	961,511
– current portion of long term bank loans	**1,698,254**	1,308,759	**608,243**	954,848
	5,492,551	3,876,569	**1,766,840**	1,916,359
Between one and two years	**2,055,743**	1,863,331	**996,071**	564,848
Between two to five years	**5,315,555**	4,414,719	**2,127,687**	1,394,560
After five years	**2,414,593**	2,222,025	**—**	642,000
	9,785,891	8,500,075	**3,123,758**	2,601,408
	15,278,442	12,376,644	**4,890,598**	4,517,767

All of the bank loans are unsecured, except for an amount of RMB1,930,000,000 (2004: RMB1,480,000,000) in a subsidiary, which is secured by the income stream in respect of the sale of electricity of the subsidiary.

26 LOANS *(continued)*

(a) Bank loans *(continued)*

Details of the currencies, interest rates and maturity dates of bank loans are as follows:

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Renminbi loans				
Floating interest rates mainly ranging from 4.70% to 6.12% per annum as at 31 December 2005 (2004: 4.54% to 5.85%), with maturities up to 2021	**13,891,560**	10,966,858	**3,552,220**	3,160,421
US dollars loans				
Floating interest rates mainly ranging from 4.60% to 5.86% per annum as at 31 December 2005 (2004: 2.30% to 3.94%) with maturities up to 2017	**1,386,882**	1,409,786	**1,338,378**	1,357,346
	15,278,442	12,376,644	**4,890,598**	4,517,767

The Group and the Company have US Dollars bank loans amounting to US$171,852,000 (2004: US$170,336,000) and US$165,842,000 (2004: US$164,000,000) respectively.

(b) Loans from shareholders

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due:				
Within one year	**175,000**	335,000	**175,000**	335,000
Between one and two years	—	175,000	—	175,000
Between two to five years	**335,000**	—	**335,000**	—
After five years	**800,000**	—	**250,000**	—
	1,135,000	175,000	**585,000**	175,000
	1,310,000	510,000	**760,000**	510,000

26 LOANS *(continued)*

(b) Loans from shareholders *(continued)*

All of the loans from shareholders are unsecured and denominated in RMB. Details of the interest rates and maturity dates of loans from shareholders are as follows:

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Loans from Shandong International Trust and Investment Corporation ("SITIC")				
Floating interest rate ranging from 5.27% to 5.85% per annum as at 31 December 2005 (2004: 5.76%) with maturities up to 2011	**760,000**	510,000	**760,000**	510,000
Loans from China Huadian Corporation ("China Huadian") (Note)				
Fixed interest rate of 4.98% per annum as at 31 December 2005 wholly repayable in 2015	**550,000**	—	**—**	—
	1,310,000	510,000	**760,000**	510,000

Note: Loans from China Huadian represent corporate debentures issued by China Huadian, part of which was then on – lent to the Group with the same interest rate and repayment term as disclosed above.

26 LOANS *(continued)*

(c) State loans

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due:				
Within one year	**9,584**	9,111	**9,584**	9,111
Between one and two years	**10,340**	9,831	**10,340**	9,831
Between two to five years	**36,374**	34,380	**36,169**	34,380
After five years	**23,465**	35,281	**21,420**	35,281
	70,179	79,492	**67,929**	79,492
	79,763	88,603	**77,513**	88,603

The state loans mainly represent an US Dollars state loan amounting to US$9,605,000 (2004: US$10,705,000), which bears floating interest rate of 3.77% per annum (2004: 2.05%), with maturities up to 2012.

The loans mainly represent a loan facility of US$310 million granted by the International Bank for Reconstruction and Development (the "World Bank") to the PRC state government pursuant to a loan agreement entered into in 1992, to finance the Zouxian Phase III project. According to the terms of the aforesaid loan agreement, the PRC state government on-lent the loan facility to the Shandong Provincial Government which in turn on-lent it to Shandong Electric Power (Group) Corporation ("SEPCO"). Pursuant to a notice from the Finance Office of Shandong Province dated 5 August 1997 and as formally agreed by the World Bank, part of the loan facility in the principal amount of US$278.25 million was made available by the Shandong Provincial Government to the Company. The repayment of this loan is guaranteed by SEPCO.

26 LOANS *(continued)*

(d) Other loans

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due:				
Within one year				
– short term other loans	**300,000**	548,037	**42,000**	198,037
– current portion of long term other loans	**98,623**	81,305	**—**	—
	398,623	629,342	**42,000**	198,037
Between one and two years	**828,623**	99,102	**700,000**	—
Between two to five years	**537,024**	899,720	**198,037**	700,000
After five years	**—**	9,554	**—**	—
	1,365,647	1,008,376	**898,037**	700,000
	1,764,270	1,637,718	**940,037**	898,037

26 LOANS *(continued)*

(d) Other loans *(continued)*

All of the other loans are unsecured, denominated in RMB, except for an US Dollars loan of the Group amounting to US$10,384,000 (2004: US$12,693,000). Details of the interest rates and maturity dates of other loans are as follows:

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Loans from China Huadian Finance Corporation Limited ("China Huadian Finance")				
Floating interest rates ranging from 5.02% to 5.27% per annum as at 31 December 2005 (2004: 4.54% to 4.94%) with maturities up to 2010	**1,288,037**	978,037	**898,037**	898,037
Loans from a subsidiary				
Floating interest rates of 5.02% per annum as at 31 December 2005 with maturity up to 2006	**—**	—	**42,000**	—
Others				
Floating interest rates ranging from 5.27% to 5.3% per annum as at 31 December 2005 (2004: 3.41% to 5.76%) with maturities up to 2010	**476,233**	659,681	**—**	—
	1,764,270	1,637,718	**940,037**	898,037

27 TRADE AND BILLS PAYABLES

All of the trade and bills payables are expected to be settled within one year.

28 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the items detailed in the table below:

The Group:

	Assets		Liabilities		Net	
	2005	2004	**2005**	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Pre-operating expenses	**8,431**	12,537	—	—	**8,431**	12,537
Provision for inventories and receivables	**25,461**	26,289	—	—	**25,461**	26,289
Depreciation of property, plant and equipment	**1,160**	1,160	**(369,489)**	(303,593)	**(368,329)**	(302,433)
Fair value adjustment on property, plant and equipment and construction in progress	—	—	**(76,590)**	(56,387)	**(76,590)**	(56,387)
Expenses to be claimed on paid basis	**34,923**	26,677	—	—	**34,923**	26,677
Capitalisation of general borrowing costs	—	—	**(19,007)**	—	**(19,007)**	—
Others	**2,159**	2,185	—	—	**2,159**	2,185
	72,134	68,848	**(465,086)**	(359,980)	**(392,952)**	(291,132)
Set-off within legal tax units and jurisdictions	**(25,916)**	(7,181)	**25,916**	7,181	—	—
Net deferred tax liabilities	**46,218**	61,667	**(439,170)**	(352,799)	**(392,952)**	(291,132)

The Company:

	2005	2004
	RMB'000	*RMB'000*
Pre-operating expenses	**1,227**	1,914
Provision for inventories and receivables	**20,067**	20,588
Depreciation of property, plant and equipment	**1,160**	1,160
Expenses to be claimed on paid basis	**28,372**	26,677
Capitalisation of general borrowing costs	**(12,605)**	—
Others	—	72
Deferred tax assets	**38,221**	50,411

There is no significant deferred tax asset or liability not recognised in the financial statements.

28 DEFERRED TAX ASSETS AND LIABILITIES *(continued)*

Movements in temporary differences between calculations of certain items for accounting and for taxation purposes are as follows:

The Group:

	Balance at 1 January 2004 RMB'000	Through acquisition of subsidiaries RMB'000	Recognised in the 2004 income statement RMB'000	**Balance at 1 January 2005 RMB'000**	**Through acquisition of subsidiaries RMB'000**	**Recognised in the 2005 income statement RMB'000**	**Balance at 31 December 2005 RMB'000**
Pre-operating expenses	19,183	2,763	(9,409)	**12,537**	**—**	**(4,106)**	**8,431**
Provision for inventories and receivables	25,010	1,514	(235)	**26,289**	**—**	**(828)**	**25,461**
Depreciation of property, plant and equipment	(148,239)	(98,651)	(55,543)	**(302,433)**	**—**	**(65,896)**	**(368,329)**
Fair value adjustment on property, plant and equipment and construction in progress	(46,854)	(13,069)	3,536	**(56,387)**	**(26,259)**	**6,056**	**(76,590)**
Expenses to be claimed on paid basis	14,850	—	11,827	**26,677**	**—**	**8,246**	**34,923**
Capitalisation of general borrowing costs	—	—	—	**—**	**—**	**(19,007)**	**(19,007)**
Others	1,156	950	79	**2,185**	**—**	**(26)**	**2,159**
	(134,894)	(106,493)	(49,745)	**(291,132)**	**(26,259)**	**(75,561)**	**(392,952)**
			(note 12(a))			**(note 12(a))**	

The Company:

	Balance at 1 January 2004 RMB'000	Recognised in the 2004 income statement RMB'000	**Balance at 1 January 2005 RMB'000**	**Recognised in the 2005 Income Statement RMB'000**	**Balance at 31 December 2005 RMB'000**
Pre-operating expenses	5,141	(3,227)	**1,914**	**(687)**	**1,227**
Provision for inventories and receivables	20,710	(122)	**20,588**	**(521)**	**20,067**
Depreciation of property, plant and equipment	2,697	(1,537)	**1,160**	**—**	**1,160**
Expenses to be claimed on paid basis	14,850	11,827	**26,677**	**1,695**	**28,372**
Capitalisation of general borrowing costs	—	—	**—**	**(12,605)**	**(12,605)**
Others	—	72	**72**	**(72)**	**—**
	43,398	7,013	**50,411**	**(12,190)**	**38,221**

(Expressed in Renminbi)

29 SHARE CAPITAL AND RESERVES

(a) The registered, issued and fully paid capital of the Company comprises 4,021,056,200 unlisted domestic shares of RMB1 each (2004: 3,825,056,200), 569,000,000 A shares of RMB1 each (2004: Nil) and 1,431,028,000 H shares of RMB1 each (2004: 1,431,028,000). All shares rank pari passu in all material respects.

In January 2005, the Company issued its 765,000,000 RMB ordinary shares with nominal value of RMB1 each at an issue price of RMB2.52 each for cash. The RMB ordinary shares include 196,000,000 unlisted domestic shares. The remaining 569,000,000 A shares are listed on the Shanghai Stock Exchange in February 2005. Total net proceeds raised from issuing the RMB ordinary shares amounted to RMB1,885,501,000, of which RMB765,000,000 was credited to share capital and the balance of RMB1,120,501,000 was credited to the capital reserve account.

(b) Capital reserve mainly represents premium received from issuance of shares, less expenses, which are required to be included in this reserve by PRC regulations.

(c) According to the Company's Articles of Association, the Company is required to transfer at least 10% (at the discretion of the Board of Directors) of its profit after taxation, as determined under PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

The statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. The Directors resolved to transfer 10% (2004: 10%) of the profit for the year ended 31 December 2005 to this reserve on 24 March 2006.

(d) According to the Company's Articles of Association, the Company is required to transfer 5% to 10% (at the discretion of the Board of Directors) of its profit after taxation, as determined under PRC accounting rules and regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteens and other staff welfare facilities. This fund is non-distributable other than on the Company's liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders. The Directors resolved to transfer 5% (2004: 5%) of the profit for the year ended 31 December 2005 to the fund on 24 March 2006.

(e) Pursuant to PRC Accounting Regulations for Business Enterprises, statutory public welfare fund is transferred to discretionary surplus reserve upon utilisation for the collective benefits of the employees. For the year ended 31 December 2005, RMB4,399,000 (2004: RMB3,035,000) of the statutory public welfare fund was transferred to discretionary surplus reserve accordingly.

(f) According to the Company's Articles of Association, the retained profits available for distribution are the lower of the amount as determined under PRC accounting rules and regulations and the amount determined under IFRS. As of 31 December 2005, the retained profits available for distribution were RMB2,153,377,000 (2004: RMB1,894,694,000), after taking into account the current year's proposed final dividend (see note 13) and the transfer to the statutory surplus reserve and the statutory public welfare fund according to the Company's Articles of Association.

(g) The profit attributable to ordinary equity shareholders for 2005 includes a profit of RMB802,298,000 (2004: RMB887,082,000) which has been dealt with in the financial statements of the Company.

30 MATERIAL RELATED PARTY TRANSACTIONS

(a) Transactions with China Huadian, fellow subsidiaries and SITIC

The Group is a part of a larger group of companies under China Huadian, which together with SITIC are also owned by the PRC government and has significant transactions and relationships with China Huadian, fellow subsidiaries and SITIC. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The principal related party transactions with China Huadian, fellow subsidiaries and SITIC, which were carried out in the ordinary course of business, are as follows:

	Note	**2005** **RMB'000**	2004 RMB'000
Construction costs paid and payable to entities controlled by the holding company	(i)	**17,109**	19,797
Interest expenses	(ii)	**97,820**	58,250
Loans obtained from related parties	(iii)	**1,293,037**	1,243,037
Loans repaid to related parties	(iii)	**683,037**	301,944

Notes:

(i) The amount represented construction costs paid and payable to China Huadian Engineering (Group) Company ("China Huadian Engineering"), a subsidiary of China Huadian.

In December 2003, Qingdao Company entered into a construction agreement with China Huadian Engineering and ALSTOM Power Norway AS in respect of the construction work of a sea water de-sulphurisation project for a consideration of US$5,790,000 (approximately RMB47,922,000).

In November 2005, the Company and Weifang Company entered into construction agreements with China Huadian Engineering in respect of construction work of waste-water recycling systems for considerations of RMB76,658,000 and RMB50,900,000 (Group's proportionate share: RMB15,270,000) respectively.

(ii) Interest paid represented interest charges on loans obtained from SITIC, China Huadian and China Huadian Finance.

(iii) Loans were obtained from/repaid to SITIC, China Huadian and China Huadian Finance. Details of the loans are set out in note 26(b) and 26(d) respectively.

(iv) The Company acquired 80% equity interest in Guangan Company from China Huadian for a total consideration of RMB580.8 million in January 2004.

(v) The Company acquired 40% equity interest in Chizhou Company from China Huadian for a total consideration of RMB79.74 million in August 2004.

30 MATERIAL RELATED PARTY TRANSACTIONS *(continued)*

(a) Transactions with China Huadian, fellow subsidiaries and SITIC *(continued)*

(vi) On 8 June 2005, the Company, China Huadian and certain fellow subsidiaries set up a company, Huadian Property, in Beijing, the PRC. Huadian Property has a registered capital of RMB550 million. The Company owns 30% equity interest in Huadian Property with a cost of investment amounting to RMB165 million.

(vii) The Company acquired 97% equity interest in Suzhou Company and 90% equity interest in Xinxiang Company from China Huadian for considerations of RMB74.9 million and RMB90.1 million, respectively in December 2005.

(b) Transactions with key management personnel

Remuneration for key management personnel, including amounts paid to the company's directors and supervisors as disclosed in note 10 and certain of the highest paid employees as disclosed in note 11, is as follows:

	2005	2004
	RMB'000	*RMB'000*
Salaries and other emoluments	**1,481**	1,192
Retirement benefits	**229**	181
Bonuses	**4,371**	3,441
	6,081	4,814

Total remuneration is included in "personnel costs" (see note 6).

(c) Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group's employee benefits plan are disclosed in note 31. As at 31 December 2005, there was no material outstanding contribution to post-employment benefit plans.

(d) Transactions with other state-owned entities in the PRC

The Group is a state-owned entity and operates in an economic regime currently predominated by entities directly or indirectly owned or controlled by the PRC government and numerous government authorities and agencies (collectively referred to as "state-owned entities"). Apart from transactions mentioned in note 30(a), the Group conducts a majority of its business activities with state-owned entities in the ordinary course of business. These transactions include sale of electricity and heat, purchase of coal and materials, purchase of property, plant and equipment and obtaining finance and are carried out at terms similar to those that would be entered into with non-state-owned entities. The Group believes that it has provided meaningful disclosure of related party transactions in note 30(a).

31 RETIREMENT PLANS

The Group is required to make contributions to retirement plans operated by the State at a rate of 20% (2004: 20%) of the total staff salaries. A member of the plan is entitled to receive from the State a pension equal to a fixed proportion of his or her salary prevailing at the retirement date. In addition, the Group established a defined contribution retirement plan, also operated by the State to supplement the above-mentioned plan. The Group has no other material obligation to make payments in respect of pension benefits associated with these plans other than the annual contributions described above.

The Group's contribution to these plans amounted to RMB149,357,000 during the year (2004: RMB127,262,000) which was charged to the consolidated income statement.

32 ACQUISITION OF SUBSIDIARIES

In 2005, the Group acquired certain subsidiaries. The fair value of assets acquired and liabilities assumed were as follows:

	Carrying amounts *RMB'000*	**Fair value adjustments** *RMB'000*	**Recognised values** *RMB'000*
Property, plant and equipment	5,566	—	5,566
Construction in progress	1,966,683	79,591	2,046,274
Deposits, other receivables and prepayments	310	—	310
Cash and cash equivalents	11,089	—	11,089
Trade and other payables	(29,648)	—	(29,648)
Loans	(1,830,000)	—	(1,830,000)
Deferred tax liabilities	—	(26,259)	(26,259)
Minority interests	(8,550)	(3,782)	(12,332)
Total	115,450	49,550	165,000
Less: Cash and cash equivalents acquired			(11,089)
Amounts due to holding company			(33,000)
Net cash outflow			120,911

The acquisitions have no material effect on the Group's net profit for the year.

33 COMMITMENTS

(a) Capital commitments

The Group (excluding jointly controlled entity) and the Company had capital commitments outstanding at 31 December not provided for in the financial statements as follows:

	The Group		The Company	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Contracted for				
– Development of power plants	**12,188,311**	6,185,912	**5,206,305**	2,995,935
– Investments	**461,800**	796,940	**1,589,700**	790,600
– Improvement projects and others	**216,687**	276,921	**201,537**	12,880
	12,866,798	7,259,773	**6,997,542**	3,799,415
Authorised but not contracted for				
– Development of power plants	**12,726,711**	9,367,247	**5,703,750**	5,557,685
– Improvement projects and others	**762,482**	567,380	**499,836**	103,627
	13,489,193	9,934,627	**6,203,586**	5,661,312
	26,355,991	17,194,400	**13,201,128**	9,460,727

In addition to the above, the Group's proportionate share of the jointly controlled entity's capital expenditure commitments amounted to RMB1,058,502,000 at 31 December 2005 (2004: RMB312,096,000).

(b) Operating lease commitments

At 31 December 2005, the total future minimum lease payments under non-cancellable operating leases in respect of land and buildings are payable as follows:

	The Group and the Company	
	2005	2004
	RMB'000	*RMB'000*
Within one year	**33,978**	34,778
After one year but within five years	**120,712**	120,712
After five years	**502,967**	533,145
	657,657	688,635

Pursuant to an agreement entered into with the state, the Company is leasing certain land from the state for a term of 30 years with effect from 1 September 1997. The current annual rental effective from 1 January 2001 is RMB30,178,000. The annual rental will be adjusted every five years thereafter with an upward adjustment of not more than 30% of the previous year's rental. The future minimum lease payments in respect of the land is calculated based on the existing annual rental of RMB30,178,000 as the revision of annual rental is still under negotiation.

34 CONTINGENT LIABILITIES

At 31 December 2005, the Company provided guarantees to banks for loans granted to certain subsidiaries amounting to RMB876,911,000 (2004: RMB1,197,975,000).

35 FORWARD CONTRACTS

In order to hedge with the foreign currency risk of the aforesaid US Dollars loans, the Company entered into several foreign currency forward contracts during 2005.

36 FINANCIAL INSTRUMENTS

Exposure to interest rate, credit, currency and liquidity risks arises in the normal course of the Group's business. Derivative financial instruments are used to hedge exposure to fluctuation in foreign exchange rates. These risks are limited by the Group's financial management policies and practices described below.

(a) Interest rate risks

The interest rates and terms of repayment of the outstanding loans of the Group are disclosed in note 26.

(b) Credit risks

Substantially all of the Group's cash and cash equivalents and fixed deposits maturing over three months are deposited with the four largest state-owned banks of the PRC.

SEPCO and Sichuan Electric Power Corporation, the provincial grid companies, are the purchasers of electricity supplied by the Group. The details of sale and receivables from sale of electricity are as follows:

	2005 ***RMB'000***	2004 *RMB'000*
Sale of electricity to:		
SEPCO	**11,402,256**	9,021,456
Sichuan Electric Power Corporation	**1,632,351**	954,278
Receivables from sale of electricity:		
SEPCO	**974,809**	787,156
Sichuan Electric Power Corporation	**239,285**	204,359

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

No other financial assets carry a significant exposure to credit risk.

(c) Foreign currency risk

The Group has foreign currency risk as certain loans are denominated in US dollars. Depreciation or appreciation of US dollars against the Renminbi will affect the Group's financial position and results of operations.

The Company had entered into several US dollars forward contracts with banks to hedge against the foreign currency risk in respect of the US dollars loans (note 35).

36 FINANCIAL INSTRUMENTS *(continued)*

(d) Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the short term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to approval by the parent company's board when the borrowings exceed certain predetermined levels of authority. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and readily realisable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

(e) Fair value

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32 and IAS 39. Fair value estimates, methods and assumptions, set forth below for the Group's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39, and should be read in conjunction with the Group's consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following summarise the major methods and assumptions used in estimating the fair values of the Group's financial instruments.

The carrying values of the Group's current financial assets and liabilities are estimated to approximate to their fair values based on the nature or short-term maturity of these instruments.

The forward exchange contracts are stated at their fair values.

Investments are unlisted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

The carrying value of the Group's non-current financial liabilities are estimated to approximate their fair values based on a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

37 ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group's financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(a) Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36 "Impairment of assets". The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group's assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of sale volume, tariff and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, tariff and amount of operating costs.

(b) Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account upgrading and improvement work performed, and anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(c) Impairment for bad and doubtful debts

The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The Group bases the estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

(Expressed in Renminbi)

38 NON-ADJUSTING POST BALANCE SHEET EVENT

After the balance sheet date, the directors proposed a final dividend. Further details are disclosed in note 13.

39 COMPARATIVE FIGURES

Certain comparative figures have been re-classified to conform with the current year presentation and as a result of the changes in accounting policies. Further details are disclosed in note 3.

40 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2005

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the accounting period ended 31 December 2005 and which have not been adopted in these financial statements.

Of these developments, the following relate to matters that may be relevant to the Group's operations and financial statements:

		Effective for accounting periods beginning on or after
IFRIC 4	Determining whether an arrangement contains a lease	1 January 2006
Amendments to IAS 19	Employee benefits-Actuarial Gains and Losses, Group Plans and Disclosures	1 January 2006
Amendments to IAS 39	Financial instruments:	
	Recognition and measurement:	
	– The fair value option	1 January 2006
	– Financial guarantee contracts	1 January 2006
IFRS 7	Financial instruments: disclosures	1 January 2007
Amendment to IAS 1	Presentation of financial statements: capital disclosures	1 January 2007

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group's results of operations and financial position.

41 PARENT AND ULTIMATE HOLDING COMPANY

The directors of the Company consider its parent and ultimate holding company to be China Huadian, which is a state-owned enterprise established in the PRC.

FIVE YEARS FINANCIAL SUMMARY (NOTE)

	2001 RMB'000	2002 RMB'000	2003 RMB'000	2004 RMB'000	**2005 RMB'000**
Turnover	7,142,341	7,808,238	8,065,832	10,175,438	**13,300,397**
Profit before taxation	2,054,204	1,719,412	1,587,209	1,576,213	**1,669,294**
Income tax	(674,648)	(541,855)	(538,681)	(504,152)	**(512,341)**
Profit for the year	1,379,556	1,177,557	1,048,528	1,072,061	**1,156,953**
Attributable to:					
Equity shareholders of the Company	1,379,497	1,181,697	1,028,647	1,045,708	**1,066,421**
Minority interests	59	(4,140)	19,881	26,353	**90,532**
Profit for the year	1,379,556	1,177,557	1,048,528	1,072,061	**1,156,953**
Total non-current assets	15,343,546	17,273,208	18,906,152	24,902,918	**32,011,021**
Total current assets	3,249,879	1,883,833	1,673,563	3,141,496	**2,757,737**
Total assets	18,593,425	19,157,041	20,579,715	28,044,414	**34,768,758**
Total current liabilities	(2,872,972)	(1,685,966)	(2,608,676)	(7,143,250)	**(8,174,285)**
Total non-current liabilities	(7,514,743)	(8,921,297)	(8,667,517)	(10,214,662)	**(12,932,057)**
Net assets	8,205,710	8,549,778	9,303,522	10,686,502	**13,662,416**
Total equity attributable to equity shareholders of the Company	8,199,589	8,382,630	9,116,936	9,873,559	**12,621,709**
Minority interests	6,121	167,148	186,586	812,943	**1,040,707**
Total equity	8,205,710	8,549,778	9,303,522	10,686,502	**13,662,416**

Note: The IASB has issued a number of new and revised IFRSs that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. Information on the changes in accounting policies resulting from initial application of these new and revised IFRSs is provided in note 3 on the financial statements. Figures for 2004 and 2005 have been adjusted for these new and revised policies in accordance with the transitional provisions and as disclosed in note 3. Earlier years have only been restated to the extent that the new accounting policies are adopted retrospectively as disclosed in note 3.

REPORT OF THE PRC AUDITORS

To the shareholders of
Huadian Power International Corporation Limited

We have audited the accompanying Company's consolidated balance sheet and balance sheet as at 31 December 2005, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended. The preparation of these financial statements is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with China's Independent Auditing Standards of the Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements, an assessment of the accounting policies used and significant estimates made by the Company's management in the preparation of the financial statements, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above-mentioned financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People's Republic of China and present fairly, in all material respects, the Company's consolidated financial position and financial position as at 31 December 2005, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the year then ended.

KPMG Huazhen

Certified Public Accountants
Registered in the People's Republic of China

8/F, Office Tower E2
Oriental Plaza
No. 1, East Chang An Avenue
Beijing, The People's Republic of China
Post Code: 100738

Zhang Jing Jing

Yang Fang

24 March 2006

CONSOLIDATED BALANCE SHEET

(Prepared under PRC Accounting Standards and Regulations)
(Expressed in Renminbi'000)

	Note	**2005**	2004
ASSETS			
Current assets			
Cash at bank and in hand	4	**845,642**	1,270,879
Bank acceptance bills receivable		**6,475**	49,633
Trade receivables	5	**1,256,857**	1,000,862
Other receivables	6	**69,441**	96,779
Prepayments	7	**11,168**	349,578
Inventories	8	**558,847**	358,036
Total current assets		**2,748,430**	3,125,767
Long-term investments			
Long-term equity investments	9	**1,374,344**	845,812
Including consolidation difference and equity investment difference		**283,017**	262,827
Fixed assets			
Fixed assets, at cost		**33,007,379**	30,992,853
Less: Accumulated depreciation		**(11,829,642)**	(10,267,481)
Net book value of fixed assets	10	**21,177,737**	20,725,372
Construction materials	11	**5,062,900**	1,881,316
Construction in progress	11	**3,850,818**	1,007,498
Total fixed assets		**30,091,455**	23,614,186
Intangible assets and other assets			
Intangible assets	12	**170,747**	143,276
Deferred taxation			
Deferred tax assets	20	**58,822**	61,667
Total assets		**34,443,798**	27,790,708

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 134 to 186 form part of these financial statements.

(Expressed in Renminbi'000)

	Note	2005	2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term loans	13	**4,094,297**	3,115,847
Bank acceptance bills payable		**164,045**	—
Trade payables	14	**897,872**	1,426,699
Wages payable		**108,527**	83,739
Welfare payable		**24,673**	21,813
Taxes payable	15	**250,569**	308,045
Other payables	16	**25,298**	17,551
Other creditors	17	**624,754**	426,171
Long-term loans due within one year	18	**1,981,461**	1,734,175
Total current liabilities		**8,171,496**	7,134,040
Long-term liabilities			
Long-term loans	19	**12,356,717**	9,762,943
Special payables		**113,370**	98,920
Total long-term liabilities		**12,470,087**	9,861,863
Deferred taxation			
Deferred tax liabilities	20	**299,038**	232,082
Total liabilities		**20,940,621**	17,227,985
Minority interests		**977,006**	747,968

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 134 to 186 form part of these financial statements.

(Expressed in Renminbi'000)

	Note	**2005**	2004
LIABILITIES AND SHAREHOLDERS' EQUITY *(CONTINUED)*			
Shareholders' equity			
Share capital	21	**6,021,084**	5,256,084
Capital reserve	22(a)	**1,897,561**	755,383
Surplus reserves	22(b)	**1,409,742**	1,257,497
Including statutory public welfare fund		**379,434**	333,085
Retained profits		**3,197,784**	2,545,791
Including cash dividends proposed after the balance sheet date	23(b)	**391,370**	210,738
Total shareholders' equity		**12,526,171**	9,814,755
Total liabilities and shareholders' equity		**34,443,798**	27,790,708

These financial statements are approved by the Board of Directors on 24 March 2006

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 134 to 186 form part of these financial statements.

BALANCE SHEET

(Expressed in Renminbi'000)

	Note	**2005**	2004
ASSETS			
Current assets			
Cash at bank and in hand	4	**484,574**	485,299
Trade receivables	5	**654,317**	572,929
Other receivables	6	**83,570**	75,436
Prepayments	7	**7,031**	309,571
Inventories	8	**313,524**	183,269
Total current assets		**1,543,016**	1,626,504
Long-term investments			
Long-term equity investments	9	**4,349,190**	2,674,992
Fixed assets			
Fixed assets, at cost		**19,016,471**	18,803,782
Less: Accumulated depreciation		**(7,987,049)**	(7,015,439)
Net book value of fixed assets	10	**11,029,422**	11,788,343
Construction materials	11	**2,084,575**	501,231
Construction in progress	11	**1,039,315**	207,100
Total fixed assets		**14,153,312**	12,496,674
Intangible assets and other assets			
Intangible assets	12	**127,307**	121,819
Deferred taxation			
Deferred tax assets	20	**50,826**	50,411
Total assets		**20,223,651**	16,970,400

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 134 to 186 form part of these financial statements.

BALANCE SHEET *(continued)*

(Expressed in Renminbi'000)

	Note	**2005**	2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term loans	13	**1,200,597**	1,159,548
Bank acceptance bills payable		**130,000**	—
Trade payables	14	**288,719**	590,851
Wages payable		**85,827**	80,839
Welfare payable		**14,761**	11,302
Taxes payable	15	**160,448**	255,938
Other payables	16	**20,824**	16,214
Other creditors	17	**285,753**	171,094
Long-term loans due within one year	18	**792,827**	1,298,959
Total current liabilities		**2,979,756**	3,584,745
Long-term liabilities			
Long-term loans	19	**4,674,724**	3,555,900
Special payables		**43,000**	15,000
Total long-term liabilities		**4,717,724**	3,570,900
Total liabilities		**7,697,480**	7,155,645
Shareholders' equity			
Share capital	21	**6,021,084**	5,256,084
Capital reserve	22(a)	**1,897,561**	755,383
Surplus reserves	22(b)	**1,409,742**	1,257,497
Including statutory public welfare fund		**379,434**	333,085
Retained profits		**3,197,784**	2,545,791
Including cash dividends proposed after the balance sheet date	23(b)	**391,370**	210,738
Total shareholders' equity		**12,526,171**	9,814,755
Total liabilities and shareholders' equity		**20,223,651**	16,970,400

These financial statements are approved by the Board of Directors on 24 March 2006

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 134 to 186 form part of these financial statements.

CONSOLIDATED INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT

(Expressed in Renminbi'000)

	Note	**2005**	2004
Sales from principal activities	24	**13,300,397**	10,175,438
Less: Cost of sales from principal activities		**(10,221,162)**	(7,364,476)
Sales taxes and surcharges	25	**(134,291)**	(108,213)
Profit from principal activities		**2,944,944**	2,702,749
Add: Profit from other operations		**25,548**	15,586
Less: General and administrative expenses		**(871,956)**	(673,606)
Financial expenses	26	**(513,273)**	(493,708)
Operating profit		**1,585,263**	1,551,021
Add: Investment income	27	**15,802**	30,329
Non-operating income		**17,005**	8,884
Less: Non-operating expenses		**(6,873)**	(6,804)
Profit before income tax		**1,611,197**	1,583,430
Less: Income tax	28	**(506,581)**	(512,384)
Minority interests		**(89,640)**	(26,988)
Net profit for the year		**1,014,976**	1,044,058
Add: Retained profits at the beginning of the year		**2,545,791**	1,947,418
Profits available for distribution		**3,560,767**	2,991,476
Less: Transfer to statutory surplus reserve	22(b)	**(101,497)**	(104,400)
Transfer to statutory public welfare fund	22(b)	**(50,748)**	(52,200)
Profits available for distribution to shareholders		**3,408,522**	2,834,876
Less: Ordinary shares' dividend appropriated to shareholders	23(a)	**(210,738)**	(289,085)
Retained profits carried forward		**3,197,784**	2,545,791
Including cash dividends proposed after the balance sheet date	23(b)	**391,370**	210,738

These financial statements are approved by the Board of Directors on 24 March 2006

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 134 to 186 form part of these financial statements.

INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT

(Expressed in Renminbi'000)

	Note	**2005**	2004
Sales from principal activities	24	**8,022,182**	6,668,344
Less: Cost of sales from principal activities		**(6,125,119)**	(4,679,280)
Sales taxes and surcharges	25	**(82,907)**	(75,649)
Profit from principal activities		**1,814,156**	1,913,415
Add: Profit from other operations		**791**	2,590
Less: General and administrative expenses		**(513,439)**	(432,184)
Financial expenses	26	**(198,506)**	(223,241)
Operating profit		**1,103,002**	1,260,580
Add: Investment income	27	**275,990**	201,313
Non-operating income		**1,447**	40
Less: Non-operating expenses		**(1,415)**	(3,436)
Profit before income tax		**1,379,024**	1,458,497
Less: Income tax	28	**(364,048)**	(414,439)
Net profit for the year		**1,014,976**	1,044,058
Add: Retained profits at the beginning of the year		**2,545,791**	1,947,418
Profits available for distribution		**3,560,767**	2,991,476
Less: Transfer to statutory surplus reserve	22(b)	**(101,497)**	(104,400)
Transfer to statutory public welfare fund	22(b)	**(50,748)**	(52,200)
Profits available for distribution to shareholders		**3,408,522**	2,834,876
Less: Ordinary shares' dividend appropriated to shareholders	23(a)	**(210,738)**	(289,085)
Retained profits carried forward		**3,197,784**	2,545,791
Including cash dividend proposed after the balance sheet date	23(b)	**391,370**	210,738

These financial statements are approved by the Board of Directors on 24 March 2006

He Gong
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Tao Yunpang
Head of accounting department

The notes on pages 134 to 186 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

(Expressed in Renminbi'000)

	Note	2005
Cash flows from operating activities		
Cash received from sale of electricity and heat		15,320,457
Other cash received relating to operating activities		160,218
Sub-total of cash inflows		15,480,675
Cash paid for goods and services		(8,871,117)
Cash paid to and for employees		(997,903)
Cash paid for all types of taxes		(1,957,121)
Other cash paid relating to operating activities		(562,375)
Sub-total of cash outflows		(12,388,516)
Net cash inflow from operating activities	(i)	3,092,159
Cash flows from investing activities		
Cash received from investment income		493
Net cash received from sale of fixed assets		5,595
Decrease in fixed deposits		147,554
Other cash received relating to investing activities		19,285
Sub-total of cash inflows		172,927
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(6,062,054)
Increase in fixed deposits		(136,802)
Cash paid for acquisition of investments		(500,140)
Acquisition of subsidiaries, net of cash acquired	(ii)	(120,911)
Sub-total of cash outflows		(6,819,907)
Net cash outflow from investing activities		(6,646,980)

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 134 to 186 form part of these financial statements.

(Expressed in Renminbi'000)

	Note	2005
Cash flows from financing activities		
Proceeds from investments		2,027,808
Proceeds from borrowings		11,888,506
Proceeds from special payables		41,000
Other cash received relating to financing activities		29,799
Sub-total of cash inflows		13,987,113
Repayments of borrowings		(9,859,307)
Cash paid for interest		(756,971)
Cash paid for dividends		(210,738)
Dividends paid to minority shareholders		(12,239)
Other cash paid relating to financing activities		(7,522)
		(10,846,777)
Net cash inflow from financing activities		3,140,336
Net decrease in cash and cash equivalents	(iii)	(414,485)

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 134 to 186 form part of these financial statements.

(Expressed in Renminbi'000)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(i) Reconciliation of net profit to cash flows from operating activities

	2005
Net profit	1,014,976
Add: Provision for impairment of assets	5,051
Depreciation of fixed assets	1,569,463
Amortisation of intangible assets	9,562
Amortisation of consolidation difference and equity investment difference	29,360
Net losses on disposal of fixed assets	1,459
Financial expenses	513,273
Investment income	(16,096)
Minority interests	89,640
Increase in net deferred tax liabilities	69,801
Increase in inventories	(197,804)
Decrease in operating receivables	124,955
Decrease in operating payables	(121,481)
Net cash inflow from operating activities	3,092,159

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 134 to 186 form part of these financial statements.

(Expressed in Renminbi'000)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(continued)*

(ii) Acquisition of subsidiaries, net of cash acquired

Effect on the Group's assets and liabilities arose from acquisition of subsidiaries:

	2005
Cash at bank and in hand	11,089
Other receivables	310
Fixed assets	5,566
Construction materials and construction in progress	1,966,683
Wages and welfare payables	(567)
Taxes payable	(26)
Other payables	(2,750)
Other creditors	(26,305)
Loans	(1,830,000)
Minority interests	(8,550)
Net assets and liabilities acquired	115,450
Equity investment difference	49,550
Initial investment cost	165,000
Less: Cash at bank and in hand acquired from subsidiaries	(11,089)
Payable to China Huadian Corporation	(33,000)
Net cash outflow from acquisition of subsidiaries	120,911

He Gong
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Tao Yunpang
Head of accounting department

The notes on pages 134 to 186 form part of these financial statements.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(continued)*

(iii) Net decrease in cash and cash equivalents

	2005
Cash and cash equivalents at the end of the year	845,642
Less: Cash and cash equivalents at the beginning of the year	(1,260,127)
Net decrease in cash and cash equivalents	(414,485)

These financial statements are approved by the Board of Directors on 24 March 2006

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 134 to 186 form part of these financial statements.

CASH FLOW STATEMENT

(Expressed in Renminbi'000)

	Note	**2005**
Cash flows from operating activities		
Cash received from sale of electricity and heat		9,304,493
Other cash received relating to operating activities		7,080
Sub-total of cash inflows		9,311,573
Cash paid for goods and services		(5,242,942)
Cash paid to and for employees		(640,559)
Cash paid for all types of taxes		(1,321,327)
Other cash paid relating to operating activities		(313,717)
Sub-total of cash outflows		(7,518,545)
Net cash inflow from operating activities	(i)	1,793,028
Cash flows from investing activities		
Cash received from investment income		25,990
Net cash received from sale of fixed assets		1,302
Decrease in fixed deposits		147,554
Other cash received relating to investing activities		12,294
Sub-total of cash inflows		187,140
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(2,594,820)
Increase in fixed deposits		(136,802)
Cash paid for acquisition of investments		(1,381,739)
Sub-total of cash outflows		(4,113,361)
Net cash outflow from investing activities		(3,926,221)

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 134 to 186 form part of these financial statements.

CASH FLOW STATEMENT *(continued)*

(Expressed in Renminbi'000)

	Note	2005
Cash flows from financing activities		
Proceeds from investments		1,893,315
Proceeds from borrowings		6,163,936
Proceeds from special payables		28,000
Other cash received relating to financing activities		26,619
Sub-total of cash inflows		8,111,870
Repayments of borrowings		(5,473,889)
Cash paid for interest		(279,125)
Cash paid for dividends		(210,738)
Other cash paid relating to financing activities		(4,898)
Sub-total of cash outflows		(5,968,650)
Net cash outflow from financing activities		2,143,220
Net increase in cash and cash equivalents	(ii)	10,027

He Gong
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Tao Yunpang
Head of accounting department

The notes on pages 134 to 186 form part of these financial statements.

(Expressed in Renminbi'000)

Notes to the cash flow statement		2005
(i)	**Reconciliation of net profit to cash flows from operating activities**	
	Net profit	1,014,976
	Add: Written back provision for impairment of assets	(1,576)
	Depreciation of fixed assets	976,009
	Amortisation of intangible assets	7,637
	Amortisation of equity investment difference	28,710
	Net losses on disposal of fixed assets	179
	Financial expenses	198,506
	Investment income	(304,700)
	Increase in deferred tax assets	(415)
	Increase in inventories	(128,846)
	Decrease in operating receivables	199,568
	Decrease in operating payables	(197,020)
	Net cash inflow from operating activities	1,793,028
(ii)	**Net increase in cash and cash equivalents**	
	Cash and cash equivalents at the end of the year	484,574
	Less: Cash and cash equivalents at the beginning of the year	(474,547)
	Increase in cash and cash equivalents	10,027

These financial statements are approved by the Board of Directors on 24 March 2006

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 134 to 186 form part of these financial statements.

(Expressed in Renminbi)

1 COMPANY STATUS

Huadian Power International Corporation Limited (hereinafter referred to as the "Company") is a joint stock company limited by shares established in the People's Republic of China (the "PRC") on 28 June 1994 pursuant to the approval document (Ti Gai Sheng [1994] No. 76 - Reply on the approval for the establishment of Shandong International Power Development Company Limited) issued by the former State Commission for Economic Restructuring of the PRC. The Company had a registered share capital of RMB 3,825,056,200, divided into 3,825,056,200 ordinary shares of RMB 1 each. At the same date, the Company's joint promoters, namely Shandong Electric Power (Group) Corporation ("SEPCO"), Shandong International Trust and Investment Corporation, Shandong Luneng Development (Group) Company Limited, China Power Trust and Investment Company Limited and Zaozhuang City Infrastructure Investment Company, injected all assets (except parcels of land) and liabilities, together with certain construction in progress, of two power plants in Zouxian and Shiliquan of Shandong Province into the Company. In return, these joint promoters were being allotted the entire share capital mentioned above.

Pursuant to the document (Zheng Jian Fa [1998] No. 317) issued by the Securities Commission of the State Council on 15 December 1998, the Company was authorised to issue H shares and its registered share capital had been increased to 5,256,084,200 ordinary shares of RMB 1 each, comprising of 3,825,056,200 domestic shares and 1,431,028,000 H shares. The Company's 1,431,028,000 H shares were successfully listed on The Stock Exchange of Hong Kong Limited in June 1999.

The Company changed its name from "Shandong International Power Development Company Limited" to "Huadian Power International Corporation Limited" pursuant to a resolution passed on the general meeting held on 24 June 2003. On 1 November 2003, the Company obtained a new business licence for body corporate (Qi Gu Lu Zong Zi No. 003922).

In January 2005, the Company was approved by China Securities Regulatory Commission, with Zheng Jian Fa Xing Zi [2005] No. 2, to issue 765,000,000 RMB ordinary shares with par value of RMB 1 each. As a result, the registered capital of the Company was increased to 6,021,084,200 shares. The RMB ordinary shares include 196,000,000 unlisted domestic shares. The remaining 569,000,000 A shares were listed on the Shanghai Stock Exchange on 3 February 2005.

The Company, its subsidiaries and jointly controlled entity ("the Group") are principally engaged in power generation and heat supply activities. Electricity generated is transmitted to power grid companies of provinces in which the power plants are located.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Group in the preparation of the financial statements conform to the Accounting Standards for Business Enterprises, the Accounting Regulations for Business Enterprises and the relevant regulations issued by the Ministry of Finance ("MOF") of the People's Republic of China.

For details of the names, principal activities, registered capital, investment costs, percentage of each class of equity held by the Company and the period of consolidation of the Group's subsidiaries and jointly control entity, please refer to note 32.

(a) Accounting year

The accounting year of the Group is from 1 January to 31 December.

(b) Basis of consolidation

The Group's consolidated financial statements are prepared in accordance with the Accounting Regulations for Business Enterprises and Cai Kuai Zi [1995] No. 11 "Provisional regulations on consolidated financial statements" issued by the MOF.

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. Subsidiaries are those entities in which the Company directly or indirectly, holds more than 50% (50% not inclusive) of the issued share capital, or has the power to control despite the issued share capital held by the Company is less than 50%. The results of the subsidiaries during the period in which the Company holds more than 50% of the issued share capital or the Company has the power to control despite the issued share capital held is less than 50%, are included in the consolidated income statement of the Group. The effect of minority interests on equity and profit / loss attributable to minority interests are separately shown in the consolidated financial statements.

Where the accounting policies adopted by the subsidiaries or the jointly controlled entity are different from the policies adopted by the Company, the financial statements of the subsidiaries and the jointly controlled entity have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation.

Jointly control entities are enterprises over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Company's proportionate share of the jointly controlled entity's assets, liabilities, revenue, costs and expenses with items of similar nature on a line by line basis.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(c) Basis of preparation and measurement basis

The Group's basis of preparation is on an accrual basis. Unless specifically stated, the measurement basis is under the historical cost convention.

(d) Reporting currency

The Group's reporting currency is Renminbi.

(e) Translation of foreign currencies

Foreign currency transactions during the year are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other exchange rates recognised by the state ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other exchange rates recognised by the state ruling at the balance sheet date. Exchange gains and losses on foreign currency translation, except for the exchange gains and losses directly relating to the construction of fixed assets (see note 2(j)), are dealt with in the income statement.

(f) Cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash, and which are subject to an insignificant risk of change in value.

(g) Provision for bad and doubtful debts

The provision for bad debt losses is estimated by the Group based on individual trade receivables which show signs of uncollectibility and an ageing analysis. Provision for other receivables is determined based on their specific nature and the Group's estimate of their collectibility.

(h) Inventories

Inventories, comprising coal, fuel oil, materials, components and spare parts for consumption by the power plants, are stated at cost, less provision for obsolescence. Cost includes cost of purchase and, where applicable, transportation cost and handling fee. The cost of coal and fuel oil is calculated on the weighted average basis. The cost of materials, components and spare parts is calculated on the first-in-first-out basis.

The Group adopts a perpetual inventory system.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(i) Long-term investments

Where the Company has the power to control, jointly control or exercise significant influence over an investee enterprise, the long-term investment is accounted for under the equity method of accounting whereby the investment is initially recorded at cost and adjusted thereafter for any post acquisition change in the Company's share of the investors' equity in the investee enterprise.

Equity investment difference, which is the difference between the initial investment cost and the Company's share of investors' equity in the investee enterprise, is accounted for as follows:

- Any excess of the initial investment cost over the Company's share of the investors' equity in the investee enterprise is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement. The unamortised balance is included in long-term equity investments at the year end.

- Any shortfall of the initial investment cost over the Company's share of the investors' equity in the investee enterprise is amortised on a straight-line basis over 10 years if the investment was acquired before the MOF's issuance of the "Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards (II)" (Cai Kuai [2003] No. 10). The unamortised balance is included in long-term equity investments at the year end. Such shortfalls are recognised in the "Capital reserve - reserve for equity investment" if the investment was acquired after the issuance of Cai Kuai [2003] No. 10.

An associate is a company in which the Group holds, for long-term purposes, not less than 20% but not more than 50% of its equity interests and exercises significant influence in its management.

Where the Group does not control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the cost method, stating it at the initial investment cost. Investment income is recognised when the investee enterprise declares a cash dividend or distributes profits.

Upon the disposal or transfer of long-term equity investments, the difference between the proceeds received and the carrying amount of the investments is recognised in the income statement.

The Group makes provision for impairment losses on long-term equity investments (see note 2(m)).

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(j) Fixed assets and construction in progress

Fixed assets are assets with comparatively high unit values held by the Group for use in the production of electricity and heat and for administrative purposes. They are expected to be used for more than one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(m)). Construction in progress is stated in the balance sheet at cost less impairment losses (see note 2(m)).

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalised as construction in progress. Those costs include borrowing costs (including foreign exchange differences arising from the loan principal and the related interest) on specific borrowings for the construction of the fixed assets during the construction period.

Construction in progress is transferred to fixed assets when it is ready for its intended use. No depreciation is provided against construction in progress.

Fixed assets are depreciated using the straight-line method over their estimated useful lives. The respective estimated useful lives and the estimated rate of residual values on cost adopted for the Group's fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value
Land use rights and buildings	15 - 50 years	0% - 3%
Generators and related machinery and equipment	10 - 20 years	3%
Others	5 - 10 years	3%

(k) Operating lease charges

Rental payments under operating leases are charged as expenses on a straight-line basis over the lease term.

(l) Intangible assets

Intangible assets mainly represent land use right.

Land use right are stated in the balance sheet at cost less accumulated amortisation and impairment losses (see note 2(m)).

The cost of the land use right is amortised on a straight-line basis over the land use right period.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(m) Impairment loss

The carrying amounts of assets (including long-term investments, fixed assets, construction in progress, intangible assets and other assets) are reviewed regularly at each balance sheet date to determine whether their recoverable amounts have declined below their carrying amounts. Assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is the impairment loss.

The recoverable amount is the greater of the net selling price and the present value of the estimated future cash flows arising from the continuous use of the asset and from the disposal of the asset at the end of its useful life.

Provision for impairment loss is calculated on an item by item basis and recognised as an expense in the income statement. However, when a deficit between the initial investment cost and the Company's share of the investors' equity of the investee enterprise has been credited to the capital reserve, any impairment losses for long-term equity investment are firstly set off against the difference initially recognised in the capital reserve relating to the investment and any excess impairment losses are then recognised in the income statement.

If there is an indication that there has been a change in the estimates used to determine the recoverable amount and as a result the estimated recoverable amount is greater than the carrying amount of the asset, the impairment loss recognised in prior year is reversed. Reversals of impairment losses are recognised in the income statement. Impairment losses are reversed to the extent of the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. In respect of the reversal of an impairment loss for a long-term equity investment, the reversal starts with the impairment losses that had previously been recognised in the income statement and then the impairment losses that had been charged to capital reserve.

(n) Income tax

Income tax is recognised using the tax effect accounting method. Income tax for the year comprises current tax paid and payable and movement of deferred tax assets and liabilities.

Current tax is calculated at the applicable tax rate on taxable income.

Deferred tax is provided using the liability method for the differences between the accounting profits and the taxable profits arising from the timing differences in recognising income, expenses or losses between the accounting and tax regulations. When the tax rate changes or a new type of tax is levied, adjustments are made to the amounts originally recognised for the timing differences under the liability method. The current tax rates are used in arriving at the reversal amounts when the timing differences are reversed.

Deferred tax assets arising from tax losses, which are expected to be utilised against future taxable profits, are set off against the deferred tax liabilities (only for the same taxpayer within the same jurisdiction). When it is not probable that the tax benefits of deferred tax assets will be realised, the deferred tax assets are reduced to the extent that the related benefits are expected to be realised.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(o) Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made.

Where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the obligation is disclosed as a contingent liability.

(p) Special payables

Special payables are fund granted by the state specially for environmental protection purposes. The funds are recognised as special payables when received. Upon the completion of the related projects, the fund will be transferred to capital reserve.

(q) Revenue recognition

When it is probable that the economic benefits will flow to the Group and the revenue and costs can be measured reliably, revenue is recognised in the income statement according to the following methods:

(i) Electricity income

Electricity income is recognised when electricity is supplied to the respective provincial grid companies where the power plants are located.

(ii) Heat income

Heat income is recognised when heat is supplied to customers.

(r) Research and development costs

Research and development costs are recognised in the income statement when incurred.

(s) Borrowing costs

Borrowing costs incurred on specific borrowings for the construction of fixed assets are capitalised into the cost of the fixed assets during the construction period until the fixed assets are ready for their intended uses.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(t) Major overhaul, repair and maintenance expenses

Major overhaul, repair and maintenance expenses are recognised in the income statement when incurred.

(u) Dividends appropriation

Cash dividends are recognised in the income statement and profit appropriation statement when declared. Cash dividends approved after the balance sheet date, but before the date on which the financial statements are authorised for issue, are separately disclosed in the shareholders' equity in the balance sheet.

(v) Retirement benefits

Pursuant to the relevant laws and regulations in the PRC, the Group has joined a defined contribution retirement plan for the employees arranged by governmental organisations. The Group makes contributions to the retirement scheme at the applicable rates based on the employees' salaries. The required contributions under the retirement plans are charged to the income statement when they are due. The Group does not have any other payment obligation except for the contributions to the retirement scheme.

(w) Related parties

If the Group has the power, directly or indirectly, to control, jointly control or exercise significant influence over another party, or vice versa, or where the Group and one or more parties are subject to common control from another party, they are considered to be related parties. Related parties may be individuals or enterprises.

(x) Fair value hedges

Where a derivative financial instrument hedges the change in fair value of a recognised asset or liability, any gain or loss on the hedging instrument is recognised in the income statement. The hedged item is stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

(Expressed in Renminbi)

3 TAXATION

The types of tax and tax rates applicable to the Group are as follows:

	Tax rate	Tax basis
Value added tax ("VAT")		
– Sale of electricity	17%	based on sales
– Sale of heat	13%	based on sales
City maintenance and construction tax	5 - 7%	based on VAT payable
Income tax (note)	15, 33%	based on taxable income

Note: The income tax rates applicable to the Group are mainly 33% for the years ended 31 December 2004 and 2005, except for Sichuan Guangan Power Generation Company Limited ("Guangan Company").

The preferential tax treatments of the Group in 2005 are mainly set out below:

Company name	Preferential tax rate	Reasons for preferential treatment
Guangan Company	15%	Enterprise income tax preferential policies on the development of the Western Region

Pursuant to the Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Relevant Issues Concerning Tax Preferential Policies on the Development of the Western Region (Cai Shui [2001] No. 202) and the Notice of the State Administration of Taxation on Opinions Regarding the Implementation of Taxation Policies on the Development of the Western Region (Guo Shui Fa [2002] No. 47), during the period from 2001 to 2010, upon verification and confirmation by tax authorities, enterprises may enjoy a reduced enterprise income tax rate of 15%. In accordance with the approval document issued by the State Administration of Taxation of Sichuan Province, Guangan Company's enterprise income tax rate for 2005 had been reduced to 15%.

4 CASH AT BANK AND IN HAND

	The Group				The Company			
	2005		2004		**2005**		2004	
	Original currency '000	**Renminbi/ Renminbi equivalent '000**	Original currency '000	Renminbi/ Renminbi equivalent '000	**Original currency '000**	**Renminbi/ Renminbi equivalent '000**	Original currency '000	Renminbi/ Renminbi equivalent '000
Cash in hand								
– Renminbi		1,016		3,801		657		1,406
Saving accounts and fixed deposits with banks and other financial institutions (within three months)								
– Renminbi		844,427		1,256,266		483,718		473,081
– US Dollars	24	191	6	48	24	191	6	48
– HK Dollars	8	8	11	12	8	8	11	12
		844,626		1,256,326		483,917		473,141
Cash and cash equivalents		845,642		1,260,127		484,574		474,547
Fixed deposits with banks (over three months)								
– Renminbi		—		10,752		—		10,752
		845,642		1,270,879		484,574		485,299

The foreign currency saving accounts and fixed deposits with banks and other financial institutions are translated into Renminbi at the following exchange rates:

	2005	2004
US Dollars	**8.0702**	8.2765
HK Dollars	**1.0403**	1.0637

5 TRADE RECEIVABLES

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
Trade receivables for the sale of electricity	**1,229,497**	961,758	**653,690**	572,929
Trade receivables for the sale of heat	**43,263**	40,694	**627**	—
	1,272,760	1,002,452	**654,317**	572,929
Less: Provision for bad and doubtful debts	**(15,903)**	(1,590)	**—**	—
Total	**1,256,857**	1,000,862	**654,317**	572,929

The analysis of provision for bad and doubtful debts is as follows:

	The Group	
	2005	2004
	'000	*'000*
Balance at 1 January	**1,590**	—
Charge for the year	**14,313**	1,590
Balance at 31 December	**15,903**	1,590

5 TRADE RECEIVABLES *(continued)*

The ageing analysis of trade receivables is as follows:

	The Group							
	2005				2004			
Ageing	**Amount '000**	**Proportion**	**Provision '000**	**Proportion**	Amount '000	Proportion	Provision '000	Proportion
Within one year	**1,240,938**	**97.5%**	**—**	**—**	970,647	96.8%	—	—
Between one to two years	**17**	**—**	**—**	**—**	3,189	0.3%	159	5.0%
Between two to three years	**3,189**	**0.3%**	**1,595**	**50%**	26,918	2.7%	1,346	5.0%
Over three years	**28,616**	**2.2%**	**14,308**	**50%**	1,698	0.2%	85	5.0%
Total	**1,272,760**	**100%**	**15,903**	**1.2%**	1,002,452	100.0%	1,590	0.2%

	The Company							
	2005				2004			
Ageing	**Amount '000**	**Proportion**	**Provision '000**	**Proportion**	Amount '000	Proportion	Provision '000	Proportion
Within one year	**654,317**	**100%**	**—**	**—**	572,929	100%	—	—

No evidence indicated that recoverability problem exists for the trade receivables aged within one year, therefore no provision for bad and doubtful debts has been made in this regard.

The Group had no individually significant trade receivables been fully or substantially provided for.

There is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of trade receivables.

Total of the five largest trade receivables are as follows:

	2005		2004	
	Amount '000	**Percentage of trade receivables**	Amount '000	Percentage of trade receivables
The Group	**1,260,180**	**99.0%**	997,996	99.6%
The Company	**654,317**	**100%**	572,929	100%

6 OTHER RECEIVABLES

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
Amounts due from related parties	**8,475**	—	**64,929**	37,096
Others	**66,824**	108,892	**22,102**	41,968
	75,299	108,892	**87,031**	79,064
Less: Provision for bad and doubtful debts	**(5,858)**	(12,113)	**(3,461)**	(3,628)
Total	**69,441**	96,779	**83,570**	75,436

Analysis of provision for bad and doubtful debts is as follows:

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
Balance at 1 January	**12,113**	11,239	**3,628**	4,332
Transfer from acquisition of subsidiaries	**—**	2,957	**—**	—
Written back during the year	**(6,255)**	(2,083)	**(167)**	(704)
Balance at 31 December	**5,858**	12,113	**3,461**	3,628

6 OTHER RECEIVABLES *(continued)*

The ageing analysis of other receivables is as follows:

	The Group							
	2005				2004			
Ageing	**Amount '000**	**Proportion**	**Provision '000**	**Proportion**	Amount '000	Proportion	Provision '000	Proportion
Within one year	**58,407**	**77.5%**	**146**	**0.2%**	86,634	79.6%	1,103	1.3%
Between one to two years	**10,983**	**14.6%**	**1,093**	**10%**	3,708	3.4%	2	0.1%
Between two to three years	**501**	**0.7%**	**10**	**2%**	385	0.4%	7	1.8%
Over three years	**5,408**	**7.2%**	**4,609**	**85.2%**	18,165	16.6%	11,001	60.6%
Total	**75,299**	**100%**	**5,858**	**7.8%**	108,892	100%	12,113	11.1%

	The Company							
	2005				2004			
Ageing	**Amount '000**	**Proportion**	**Provision '000**	**Proportion**	Amount '000	Proportion	Provision '000	Proportion
Within one year	**83,126**	**95.5%**	**59**	**0.1%**	72,223	91.4%	68	0.1%
Between one to two years	**12**	**—**	**—**	**—**	3,276	4.1%	2	0.1%
Between two to three years	**501**	**0.6%**	**10**	**2%**	14	—	7	50%
Over three years	**3,392**	**3.9%**	**3,392**	**100%**	3,551	4.5%	3,551	100%
Total	**87,031**	**100%**	**3,461**	**4%**	79,064	100%	3,628	4.6%

There is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

The Group had no individually significant write back or write off of other receivables and had no individually significant other receivable been fully or substantially provided for.

6 OTHER RECEIVABLES *(continued)*

Total of the five largest other receivables are as follows:

	2005		2004	
	Amount	**Percentage of other receivables**	Amount	Percentage of other receivables
	'000		'000	
The Group	**43,660**	**58.0%**	43,091	39.6%
The Company	**64,929**	**74.6%**	41,199	52.1%

7 PREPAYMENTS

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	'000	**'000**	'000
Prepayments to related parties	**—**	—	**—**	2,716
Others	**11,168**	349,578	**7,031**	306,855
Total	**11,168**	349,578	**7,031**	309,571

	The Group				The Company			
	2005		2004		2005		2004	
Ageing	**Amount**	**Proportion**	Amount	Proportion	**Amount**	**Proportion**	Amount	Proportion
	'000		'000		**'000**		'000	
Within one year	**4,501**	**40.3%**	342,558	98%	**364**	**5.2%**	304,904	98%
Between one to two years	**6,667**	**59.7%**	7,020	2%	**6,667**	**94.8%**	4,667	2%
Total	**11,168**	**100%**	349,578	100%	**7,031**	**100%**	309,571	100%

There is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of prepayments.

Prepayments aged over one year mainly represent deposit for future purchase and prepaid rentals.

8 INVENTORIES

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
Coal	**343,374**	155,869	**181,111**	58,741
Fuel oil	**35,400**	39,712	**19,856**	23,250
Materials, components and spare parts	**244,334**	229,723	**169,903**	160,033
	623,108	425,304	**370,870**	242,024
Less: Provision for diminution in value of inventories	**(64,261)**	(67,268)	**(57,346)**	(58,755)
	558,847	358,036	**313,524**	183,269

Provision for diminution in value of inventories represent provision for obsolescence for materials, components and spare parts.

Provision for diminution in value of inventories

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
Balance at 1 January	**67,268**	64,551	**58,755**	58,422
Transfer from acquisition of subsidiaries	—	1,633	—	—
(Reversal)/charge for the year	**(3,007)**	1,084	**(1,409)**	333
Balance at 31 December	**64,261**	67,268	**57,346**	58,755

Cost of inventories recognised in cost of sales and expenses are as follows:

	2005	2004
	'000	*'000*
The Group	**7,763,525**	5,098,095
The Company	**4,588,850**	3,158,380

All inventories are purchased.

9 LONG-TERM EQUITY INVESTMENTS

The Group

	Investments in associates	Other equity investments	Consolidation difference and equity investment difference	Total
	'000	'000	'000	'000
Cost of investment:				
Balance at 1 January	407,346	175,639	262,827	845,812
Additions	500,140	—	49,550	549,690
Adjustments under equity method	16,930	—	—	16,930
Dividend receivable	(8,728)	—	—	(8,728)
Amortisation for the year	—	—	(29,360)	(29,360)
Balance at 31 December	915,688	175,639	283,017	1,374,344

The Company

	Investments in subsidiaries	Investment in jointly controlled entity	Investments in associates	Other equity investments	Equity investment difference	Total
	'000	'000	'000	'000	'000	'000
Balance at 1 January	1,742,359	128,236	373,186	172,939	258,272	2,674,992
Additions	871,389	—	493,800	—	49,550	1,414,739
Adjustments under equity method	287,138	22,309	16,930	—	—	326,377
Dividends receivable	(25,340)	(4,140)	(8,728)	—	—	(38,208)
Amortisation for the year	—	—	—	—	(28,710)	(28,710)
Balance at 31 December	2,875,546	146,405	875,188	172,939	279,112	4,349,190

No impairment losses was made for any individually significant long-term equity investment.

The details of subsidiaries, jointly controlled entity and associates of the Company are listed in note 32.

9 LONG-TERM EQUITY INVESTMENTS *(continued)*

(a) At 31 December 2005, the investments in principal subsidiaries of the Company are analysed as follows:

	Guangan Company '000	Huadian Qingdao Power Company Limited ("Qingdao Company") '000	Huadian Zibo Power Company Limited ("Zibo Company") '000	Huadian Zhangqiu Power Company Limited ("Zhangqiu Company") '000	Huadian Tengzhou Xinyuan Power Company Limited ("Tengzhou Company") '000	Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company") '000	Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company") '000	Other subsidiaries '000	Total '000
Percentage of equity interest held by the Group	80%	55%	100%	80.41%	54.49%	90%	97%		
Investment period	Nil	20 years	Nil	Nil	Nil	30 years	30 years		
Initial investment cost									
– At 31 December 2005	1,037,013	248,318	374,800	305,740	133,620	90,100	74,900	63,322	2,327,813
Cost of investment									
Balance at 1 January	630,223	478,490	291,119	142,461	127,897	–	–	72,169	1,742,359
Add: Additions	456,200	–	120,000	179,739	–	62,100	53,350	–	871,389
Adjustments under equity method	169,851	47,907	25,116	25,343	5,811	–	–	13,110	287,138
Less: Dividends receivable	–	–	–	(21,471)	(467)	–	–	(3,402)	(25,340)
Balance at 31 December	1,256,274	526,397	436,235	326,072	133,241	62,100	53,350	81,877	2,875,546

9 LONG-TERM EQUITY INVESTMENTS *(continued)*

(b) At 31 December 2005, the investment in the jointly controlled entity of the Company is analysed as follows:

	Huadian Weifang Power Generation Company Limited ("Weifang Company") (formerly known as "Weifang Power Plant") *'000*
Percentage of equity interest held by the Group	30%
Investment period	30 years
Initial investment cost	
– At 31 December 2005	193,983
Cost of investment	
Balance at 1 January	128,236
Add: Adjustments under equity method	22,309
Less: Dividends receivable	(4,140)
Balance at 31 December	146,405

9 LONG-TERM EQUITY INVESTMENTS *(continued)*

(c) At 31 December 2005, the investments in principal associates of the Group are listed as follows:

Associates	Investment period	Initial investment cost '000 (At 31 December 2005)	Percentage of equity interest held by the Group	Balance at 1 January '000	Additions '000	Adjustments under equity method '000	Dividend receivable '000	Balance at 31 December '000
The Company								
Ningxia Power Generation Company (Group) Limited ("Ningxia Power Company")	Nil	280,000	31.11%	168,386	112,000	6,702	(253)	286,835
Anhui Chizhou Jinhua Power Generation Company Limited ("Chizhou Company")	30 years	258,940	40%	179,200	76,800	(7,984)	—	248,016
Huadian Property Co. Ltd. ("Huadian Property")	Nil	165,000	30%	—	165,000	—	—	165,000
Sichuan Luzhou Chuannan Power Generation Company Limited ("Luzhou Company")	25 years	80,000	40%	—	80,000	—	—	80,000
Ningxia Yinglite Zhongning Power Company Limited ("Zhongning Company")	25 years (construction period excluded)	85,600	50%	25,600	60,000	18,212	(8,475)	95,337
The Company total		869,540		373,186	493,800	16,930	(8,728)	875,188
Sichuan Huayingshan Longtan Coal Company Limited ("Longtan Coal Company")	Nil	40,500	36%	34,160	6,340	—	—	40,500
The Group total		910,040		407,346	500,140	16,930	(8,728)	915,688

9 LONG-TERM EQUITY INVESTMENTS *(continued)*

(d) At 31 December 2005, the investments in principal other equity investments of the Group are listed as follows:

Name of investee enterprise	Investment period	Initial investment cost *'000* (At 31 December 2005)	Percentage of equity interest	Balance at 1 January and 31 December *'000*
The Company				
Shandong Luneng Heze Coal Power Development Limited	50 years	91,339	18.4%	91,339
Shandong Luneng Minerals Group Company Limited	Nil	69,000	7.04%	69,000
Shanxi Jinzhongnan Railway Coal Distribution Company	Nil	12,600	14%	12,600
The Company total		172,939		172,939
Others		2,700		2,700
The Group total		175,639		175,639

9 LONG-TERM EQUITY INVESTMENTS *(continued)*

(e) At 31 December 2005, consolidation difference and equity investment difference are listed as follows:

	Guangan Company '000	Qingdao Company '000	Weifang Company '000	Chizhou Company '000	Suzhou Company '000	Xinxiang Company '000	Others '000	The Company total '000	Zibo Company '000	The Group total '000
Amortisation period	10 years	15 years	15 years	10 years	10 years	10 years			10 years	
Consolidation difference and equity investment difference:										
Balance at 1 January	29,436	90,412	235,706	2,940	—	—	37,556	396,050	6,506	402,556
Additions for the year	—	—	—	—	21,550	28,000	—	49,550	—	49,550
Balance at 31 December	29,436	90,412	235,706	2,940	21,550	28,000	37,556	445,600	6,506	452,106
Accumulated amortisation:										
Balance at 1 January	(2,944)	(33,149)	(82,498)	(123)	—	—	(19,064)	(137,778)	(1,951)	(139,729)
Amortisation for the year	(2,943)	(6,029)	(15,713)	(294)	—	—	(3,731)	(28,710)	(650)	(29,360)
Balance at 31 December	(5,887)	(39,178)	(98,211)	(417)	—	—	(22,795)	(166,488)	(2,601)	(169,089)
Net book value:										
Balance at 31 December	23,549	51,234	137,495	2,523	21,550	28,000	14,761	279,112	3,905	283,017
Balance at 1 January	26,492	57,263	153,208	2,817	—	—	18,492	258,272	4,555	262,827

At 31 December 2005, the Group's proportion of the total long-term investments to the net assets was 11.0% (2004: 8.6%).

10 FIXED ASSETS

	The Group			
	Land use rights and buildings '000	Generators and related machinery and equipment '000	Others '000	Total '000
Cost:				
Balance at 1 January	7,936,257	22,421,212	635,384	30,992,853
Transfer from acquisition of subsidiaries	—	—	7,182	7,182
Additions for the year	710	3,574	26,994	31,278
Transfer from construction in progress (note 11)	290,917	1,680,138	20,983	1,992,038
Disposals for the year	(6,952)	(526)	(8,494)	(15,972)
Balance at 31 December	8,220,932	24,104,398	682,049	33,007,379
Accumulated depreciation:				
Balance at 1 January	(2,206,411)	(7,764,739)	(296,331)	(10,267,481)
Transfer from acquisition of subsidiaries	—	—	(1,616)	(1,616)
Charge for the year	(331,252)	(1,175,271)	(62,940)	(1,569,463)
Written back on disposal	914	403	7,601	8,918
Balance at 31 December	(2,536,749)	(8,939,607)	(353,286)	(11,829,642)
Net book value:				
Balance at 31 December	5,684,183	15,164,791	328,763	21,177,737
Balance at 1 January	5,729,846	14,656,473	339,053	20,725,372

10 FIXED ASSETS *(continued)*

	The Company			
	Land use rights and buildings '000	Generators and related machinery and equipment '000	Others '000	Total '000
Cost:				
Balance at 1 January	3,920,184	14,443,541	440,057	18,803,782
Additions for the year	710	2,498	14,491	17,699
Transfer from construction in progress (note 11)	26,496	162,445	11,929	200,870
Disposals for the year	(923)	(526)	(4,431)	(5,880)
Balance at 31 December	3,946,467	14,607,958	462,046	19,016,471
Accumulated depreciation:				
Balance at 1 January	(1,411,271)	(5,417,354)	(186,814)	(7,015,439)
Charge for the year	(190,689)	(745,773)	(39,547)	(976,009)
Written back on disposal	340	403	3,656	4,399
Balance at 31 December	(1,601,620)	(6,162,724)	(222,705)	(7,987,049)
Net book value:				
Balance at 31 December	2,344,847	8,445,234	239,341	11,029,422
Balance at 1 January	2,508,913	9,026,187	253,243	11,788,343

The original cost of the fixed assets that have been fully depreciated but are still in use was:

	2005 *'000*	2004 *'000*
The Group	**1,532,354**	1,137,597
The Company	**1,071,330**	687,574

At 31 December 2005, the Group and the Company have no temporarily idle fixed assets.

11 CONSTRUCTION MATERIALS AND CONSTRUCTION IN PROGRESS

Construction materials of the Group are mainly prepayment for purchase of equipment.

Major construction materials and construction in progress of the Group are as follows:

Project	Budgeted amount '000	Balance at 1 January '000	Through acquisition of subsidiaries '000	Additions '000	Transfer to fixed assets '000	Balance at 31 December '000	Percentage of completion	Source of funding	Capitalisation of borrowing costs during the year '000
The Company									
Zouxian Power Plant Phase IV generating units	8,490,000	66,779	–	468,493	–	535,272	6.3%	Share issuance, self- financing and bank loans	3,196
Ningxia Ningwu Power Plant generating units	5,145,230	51,531	–	293,296	–	344,827	6.7%	Self- financing and bank loans	5,865
Construction materials		501,231	–	1,583,344	–	2,084,575	–	Self- financing and bank loans	20,476
Desulphurisation, technical improvement projects and others		88,790	–	271,296	(200,870)	159,216	–	Self-financing and bank loans	124
Total for the Company		708,331	–	2,616,429	(200,870)	3,123,890			29,661
					(note 10)				(note 26)
Subsidiaries									
Guangan Company Phase III generating units	4,490,000	74,761	–	332,669	–	407,430	9.1%	Self- financing and bank loans	8,341
Qingdao Company Phase II generating units	2,502,550	225,554	–	1,480,139	(1,464,559)	241,134	68.0%	Self- financing and bank loans	22,654
Xinxiang Company Baoshan Power Plant Phase I	4,970,260	–	248,078	–	–	248,078	5%	Self- financing and bank loans	–
Suzhou Company Phase I generating units	4,702,560	–	413,257	–	–	413,257	8.8%	Self- financing and bank loans	–
Construction materials		1,220,387	1,258,602	237,399	–	2,716,388	–	Self- financing and bank loans	73,041
Desulphurisation, technical improvement projects and others		443,658	46,746	1,139,921	(318,732)	1,311,593	–	Self- financing and bank loans	39,446
Sub-total for subsidiaries		1,964,360	1,966,683	3,190,128	(1,783,291)	5,337,880			143,482

11 CONSTRUCTION MATERIALS AND CONSTRUCTION IN PROGRESS *(continued)*

Major construction materials and construction in progress of the Group are as follows: *(continued)*

Project	Budgeted amount '000	Balance at 1 January '000	Through acquisition of subsidiaries '000	Additions '000	Transfer to fixed assets '000	Balance at 31 December '000	Percentage of completion	Source of funding	Capitalisation of borrowing costs during the year '000
Share of jointly controlled entity									
Weifang Company Phase II generating units	1,427,853	34,039	–	121,725	–	155,764	10.9%	Self-financing and bank loans	4,763
Construction materials		159,698	–	102,239	–	261,937	–	Self-financing and bank loans	10,581
Desulphurisation, technical improvement projects and others		22,386	–	19,738	(7,877)	34,247	–	Self-financing and bank loans	917
Subtotal for share of jointly controlled entity		216,123	–	243,702	(7,877)	451,948			16,261
Total for the Group		2,888,814	1,966,683	6,050,259	(1,992,038) (note 10)	8,913,718			189,404 (note 26)

The borrowing costs of the Group for the year have been capitalised at an average rate of 5.21% (2004: 4.99%).

12 INTANGIBLE ASSETS

	The Group '000	The Company '000
Cost:		
Balance at 1 January	175,082	150,306
Additions	37,033	13,125
Balance at 31 December	212,115	163,431
Accumulated depreciation:		
Balance at 1 January	(31,806)	(28,487)
Charge for the year	(9,562)	(7,637)
Balance at 31 December	(41,368)	(36,124)
Net book value:		
Balance at 31 December	170,747	127,307
Balance at 1 January	143,276	121,819

Intangible assets mainly represent land use rights. Land use rights included in intangible assets are those not yet developed or those developed before the adoption of Accounting Regulations for Business Enterprises.

All land use rights (including those recorded in fixed assets, construction in progress and intangible assets) are mainly obtained through acquisition, except for those in Weifang Company, Qingdao Company and Guangan Company, which are granted by the state.

At 31 December 2005, the remaining amortisation period of land use rights are ranging from 6 to 66 years.

13 SHORT-TERM LOANS

	The Group					
	2005			2004		
	Interest rate	**Original currency '000**	**Renminbi/ Renminbi equivalent '000**	Interest rate	Original currency '000	Renminbi/ Renminbi equivalent '000
Short-term bank loans						
– Renminbi	**4.70% - 5.58%**		**3,526,860**	4.54% - 5.58%		1,740,160
– US Dollars	**4.60% - 5.43%**	**33,139**	**267,437**	2.30% - 2.76%	100,000	827,650
Short-term Renminbi other loans (note)	**5.02%**		**300,000**	4.54% - 4.78%		548,037
			4,094,297			3,115,847

	The Company					
	2005			2004		
	Interest rate	**Original currency '000**	**Renminbi/ Renminbi equivalent '000**	Interest rate	Original currency '000	Renminbi/ Renminbi equivalent '000
Short-term bank loans						
– Renminbi	**4.70% - 5.22%**		**891,160**	5.02%		133,861
– US Dollars	**4.60% - 5.43%**	**33,139**	**267,437**	2.30% - 2.76%	100,000	827,650
Short-term Renminbi other loans (note)	**5.02%**		**42,000**	4.54%		198,037
			1,200,597			1,159,548

13 SHORT-TERM LOANS *(continued)*

Note: Short-term Renminbi other loans

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
China Huadian Finance Corporation Limited ("Huadian Finance")	**300,000**	248,037	**—**	198,037
Other related party	**—**	—	**42,000**	—
Others	**—**	300,000	**—**	—
	300,000	548,037	**42,000**	198,037

The other loans borrowed from Huadian Finance, a subsidiary of China Huadian Corporation ("China Huadian"), bear interest at rates quoted from the People's Bank of China for same periods less 10%.
The above foreign currency loans are translated into Renminbi at the following exchange rate:

	2005	2004
US Dollars	**8.0702**	8.2765

All the above short-term loans are unsecured.

There is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

14 TRADE PAYABLES

There is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of trade payables.

At 31 December 2004 and 2005, all the trade payables of the Group are due within one year and no individual significant trade payable are aged more than three years.

15 TAXES PAYABLE

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
VAT payable	**99,495**	192,660	**49,437**	148,981
City maintenance and construction tax payable	**17,440**	16,699	**14,588**	13,978
Enterprise income tax payable	**113,970**	84,681	**79,098**	74,380
Enterprise income tax recoverable	**(2,789)**	(9,210)	**—**	—
Others	**22,453**	23,215	**17,325**	18,599
Total	**250,569**	308,045	**160,448**	255,938

16 OTHER PAYABLES

Other payables mainly represent payable for education surcharge.

Education surcharge is calculated base on 3% of VAT payable.

17 OTHER CREDITORS

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
Amount due to China Huadian	**33,000**	—	**33,000**	—
Amount due to other related parties	**—**	—	**101,753**	48,000
Amount due to independent construction companies	**317,092**	246,362	**44,896**	48,458
Others	**274,662**	179,809	**106,104**	74,636
	624,754	426,171	**285,753**	171,094

Amount due to China Huadian represents the remaining balance for the new acquisition of subsidiaries (Note 29(i)).

Amount due to independent construction companies mainly represent quality guarantee deposits.

Except for amount due to China Huadian, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other creditors.

At 31 December 2004 and 2005, there is no individual significant other creditors of the Group that aged over three years.

18 LONG-TERM LOANS DUE WITHIN ONE YEAR

	The Group				The Company			
	2005		2004		2005		2004	
	Original currency '000	Renminbi/ Renminbi equivalent '000	Original currency '000	Renminbi/ Renminbi equivalent '000	Original currency '000	Renminbi/ Renminbi equivalent '000	Original currency '000	Renminbi/ Renminbi equivalent '000
Bank loans due within one year								
– Renminbi		1,437,428		1,041,428		350,000		690,000
– US Dollars	32,320	260,826	32,300	267,331	32,000	258,243	32,000	264,848
Shareholder loans due within one year								
– Renminbi		175,000		335,000		175,000		335,000
State loans due within one year								
– US Dollars	1,188	9,584	1,101	9,111	1,188	9,584	1,101	9,111
Other loans due within one year								
– Renminbi		80,000		62,206		–		–
– US Dollars	2,308	18,623	2,308	19,099	–	–	–	–
		1,981,461		1,734,175		792,827		1,298,959
		(note 19(b))		(note 19(b))		(note 19(b))		(note 19(b))

The above foreign currency loans are translated into Renminbi at the following exchange rate:

	2005	2004
US Dollars	8.0702	8.2765

Please refer to note 19 for details of loans.

At 31 December 2005, Weifang Company has overdue loans amounting to RMB 76,428,000 (the Company's proportionate share). These loans are borrowed from China Construction Bank for the construction of 2 x 300MW generating units in Weifang Company which were matured from 1996 to 2000. Weifang Investment Company, one of the joint venture partner of Weifang Company, has been negotiating with China Construction Bank for postponing repayments in order to meet the operations needs of Weifang Company. The current interest rate is 5.76% per annum and no penalty interest is levied. The Company expects the loans will be repaid by the end of 2006.

19 LONG-TERM LOANS

(a) Details of repayment terms of long-term loans are as follows:

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	'000	**'000**	'000
Bank loans				
– Between one year to two years	**2,055,743**	1,863,331	**996,071**	564,848
– Between two years to five years	**5,315,555**	4,414,719	**2,127,687**	1,394,560
– Over five years	**2,414,593**	2,222,025	**—**	642,000
	9,785,891	8,500,075	**3,123,758**	2,601,408
Shareholder loans (note (i))				
– Between one year to two years	**—**	175,000	**—**	175,000
– Between two years to five years	**335,000**	—	**335,000**	—
– Over five years	**800,000**	—	**250,000**	—
	1,135,000	175,000	**585,000**	175,000
State loans (note (ii))				
– Between one year to two years	**10,340**	9,831	**10,340**	9,831
– Between two years to five years	**36,374**	34,380	**36,169**	34,380
– Over five years	**23,465**	35,281	**21,420**	35,281
	70,179	79,492	**67,929**	79,492
Other loans (note (iii))				
– Between one year to two years	**828,623**	99,102	**700,000**	—
– Between two years to five years	**537,024**	899,720	**198,037**	700,000
– Over five years	**—**	9,554	**—**	—
	1,365,647	1,008,376	**898,037**	700,000
	12,356,717	9,762,943	**4,674,724**	3,555,900

Except for the shareholder loans, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

19 LONG-TERM LOANS *(continued)*

(b) Details of long-term loans are as follows:

The Group

	Interest rates and periods	2005 Original currency '000	2005 Renminbi/ Renminbi equivalent '000	2004 Original currency '000	2004 Renminbi/ Renminbi equivalent '000
Long-term bank loans					
Renminbi loans	Interest rates mainly ranging from 4.94% to 6.12% per annum as at 31 December 2005 (2004: 4.78% to 5.85%), with maturity up to 2021		10,364,700		9,226,698
US Dollars loans	Interest rates mainly ranging from 4.67% to 5.86% per annum as at 31 December 2005 (2004: 3.94%), with maturity up to 2017	138,713	1,119,445	70,336	582,136
			11,484,145		9,808,834
Shareholder loans (note (i))					
Renminbi loans	Interest rates mainly ranging from 4.98% to 5.85% per annum as at 31 December 2005 (2004: 5.76%), with maturity up to 2015		1,310,000		510,000
State loans (note (ii))					
Renminbi loans	Interest rates mainly at 2.55% per annum as at 31 December 2005 (2004: Nil), with maturity up to 2010		2,250		—
US Dollars loans	Interest rates mainly at 3.77% per annum as at 31 December 2005 (2004: 2.05%), with maturity up to 2012	9,605	77,513	10,705	88,603
			79,763		88,603
Other loans (note (iii))					
Renminbi loans	Interest rates mainly ranging from 5.02% to 5.76% per annum as at 31 December 2005 (2004: 4.94% to 5.76%), with maturity up to 2010		1,380,468		984,627
US Dollars loans	Interest rates mainly at 5.93% per annum as at 31 December 2005 (2004: 3.41%), with maturity up to 2010	10,384	83,802	12,693	105,054
			1,464,270		1,089,681
			14,338,178		11,497,118
Less: Long-term loans due within one year (note 18)			(1,981,461)		(1,734,175)
			12,356,717		9,762,943

19 LONG-TERM LOANS *(continued)*

(b) Details of long-term loans are as follows: *(continued)*

The Company

	Interest rates and periods	2005 Original currency '000	2005 Renminbi/ Renminbi equivalent '000	2004 Original currency '000	2004 Renminbi/ Renminbi equivalent '000
Long-term bank loans					
Renminbi loans	Interest rates mainly ranging from 4.94% to 5.51% per annum as at 31 December 2005 (2004: 4.94 to 5.51%), with maturity up to 2010		2,661,060		3,026,560
US Dollars loans	Interest rates mainly ranging from 4.67% to 5.86% per annum as at 31 December 2005 (2004: 3.94%), with maturity up to 2008	132,703	1,070,941	64,000	529,696
			3,732,001		3,556,256
Shareholder loans (note (i))					
Renminbi loans	Interest rates mainly ranging from 5.27% to 5.85% per annum as at 31 December 2005 (2004: 5.76%), with maturity up to 2011		760,000		510,000
State loans (note (ii))					
US Dollars loans	Interest rates mainly at 3.77% per annum as at 31 December 2005 (2004: 2.05%), with maturity up to 2012	9,605	77,513	10,705	88,603
Other loans (note (iii))					
Renminbi loans	Interest rates mainly ranging from 5.02% to 5.18% per annum as at 31 December 2005 (2004: 4.94%), with maturity up to 2008		898,037		700,000
			5,467,551		4,854,859
Less: Long-term loans due within one year (note 18)			(792,827)		(1,298,959)
			4,674,724		3,555,900

19 LONG-TERM LOANS *(continued)*

(b) Details of long-term loans are as follows: *(continued)*

The above foreign currency loans are translated into Renminbi at the following exchange rate:

	2005	2004
US Dollars	**8.0702**	8.2765

Notes:

(i) Shareholder loans

Balance of shareholder loans is analysed as follows:

	The Group		***The Company***	
	2005	*2004*	***2005***	*2004*
	'000	*'000*	***'000***	*'000*
Shandong International Trust and Investment Company Limited ("SITIC")	***760,000***	*510,000*	***760,000***	*510,000*
China Huadian	***550,000***	—	—	—
	1,310,000	*510,000*	***760,000***	*510,000*

Shareholder loans borrowed from SITIC bear interest at rates quoted from the People's Bank of China for same periods.

Shareholder loans borrowed from China Huadian bear fixed interest at 4.98%. These loans represent corporate debentures issued by China Huadian, part of which was then on-lent to the Group with the same interest rate and repayment term.

(ii) State loans

The loans mainly represent a loan facility of US$310 million granted by the International Bank for Reconstruction and Development (the "World Bank") to the PRC state government pursuant to a loan agreement entered into 1992, to finance the Zouxian Phase III project. According to the terms of the aforesaid loan agreement, the PRC state government on-lent the loan facility to the Shandong Provincial Government which in turn on-lent it to Shandong Electric Power (Group) Corporation ("SEPCO"). Pursuant to a notice from the Finance Office of Shandong Province dated 5 August 1997 and as formally agreed by the World Bank, part of the loan facility in the principal amount of US$278.25 million was made available by the Shandong Provincial Government to the Company. The repayment of this loan is guaranteed by SEPCO.

19 LONG-TERM LOANS *(continued)*

(b) Details of long-term loans are as follows: *(continued)*

Notes: *(continued)*

(iii) Other loans

Balance of other loans is analysed as follows:

	The Group		*The Company*	
	2005	*2004*	***2005***	*2004*
	'000	*'000*	***'000***	*'000*
Huadian Finance	***988,037***	*730,000*	***898,037***	*700,000*
Others	***476,233***	*359,681*	—	—
	1,464,270	*1,089,681*	***898,037***	*700,000*

Other loans borrowed from Huadian Finance bear interest at rates quoted from the People's Bank of China for same periods less 10%.

(c) Terms of long-term loans are analysed as follows:

	The Group		**The Company**	
	2005	2004	**2005**	2004
	'000	'000	**'000**	'000
On credit	**10,705,065**	8,236,773	**5,390,038**	4,766,256
Guaranteed by SEPCO	**77,513**	88,603	**77,513**	88,603
Guaranteed by China Huadian	**380,000**	—	—	—
Guaranteed by third parties	**1,245,600**	1,691,742	—	—
Secured	**1,930,000**	1,480,000	—	—
	14,338,178	11,497,118	**5,467,551**	4,854,859
Less: Long-term loans due within one year	**(1,981,461)**	(1,734,175)	**(792,827)**	(1,298,959)
	12,356,717	9,762,943	**4,674,724**	3,555,900

The secured loans are secured by the income stream in respect of the sale of electricity of a subsidiary.

20 DEFERRED TAX

Deferred tax (liabilities)/assets are attributable to tax effect of the following items :

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
Deferred tax assets:				
Preliminary expenses	**8,431**	12,537	**1,227**	1,914
Provision for stock and trade receivables	**25,461**	26,289	**20,067**	20,588
Depreciation of fixed assets	**1,160**	1,160	**1,160**	1,160
Others	**37,082**	28,862	**28,372**	26,749
	72,134	68,848	**50,826**	50,411
Set-off within legal tax units and jurisdictions	**(13,312)**	(7,181)	**—**	—
Total deferred tax assets	**58,822**	61,667	**50,826**	50,411
Deferred tax liabilities:				
Depreciation of fixed assets	**(312,350)**	(239,263)	**—**	—
Set-off within legal tax units and jurisdictions	**13,312**	7,181	**—**	—
Total deferred tax liabilities	**(299,038)**	(232,082)	**—**	—
Net deferred tax (liabilities)/assets	**(240,216)**	(170,415)	**50,826**	50,411

21 SHARE CAPITAL

	2005 '000	2004 '000
Registered, issued and paid up capital:		
4,021,056,200 (2004: 3,825,056,200) domestic shares of RMB 1 each (unlisted)	**4,021,056**	3,825,056
1,431,028,000 H shares of RMB 1 each	**1,431,028**	1,431,028
569,000,000 A shares of RMB 1 each (listed)	**569,000**	—
	6,021,084	5,256,084

All the domestic shares, H shares and A shares rank pari passu in all material respects.

In January 2005, the Company was approved by China Securities Regulatory Commission, with Zheng Jian Fa Xing Zi [2005] No. 2, to issue 765,000,000 RMB ordinary shares with par value of RMB 1 each. As a result, the registered capital of the Company was increased to 6,021,084,200 shares. The RMB ordinary shares include 196,000,000 unlisted domestic shares. The remaining 569,000,000 A shares were listed on the Shanghai Stock Exchange on 3 February 2005.

The paid up 3,825,056,200 domestic shares were verified by Shandong Jining Public Accounting Firm. The capital verification report Kuai Shi (Zou) Yan Zi No. 102 was issued on 18 June 1994.

The paid up H shares were verified by KPMG Huazhen. The capital verification report KPMG-C-(1999) CV No. 0005 was issued on 30 August 1999.

The paid up A shares and 196,000,000 domestic shares were verified by KPMG Huazhen. The capital verification report KPMG-A-(2005) CR No. 0005 was issued on 28 January 2005.

22 CAPITAL RESERVE, STATUTORY SURPLUS RESERVE, STATUTORY PUBLIC WELFARE FUND AND DISCRETIONARY SURPLUS RESERVE

(a) Capital reserve

The movement of capital reserve is as follows:

	The Group and the Company		
	Share premium '000	Others '000	Total '000
At 1 January 2004	747,941	6,837	754,778
Additions	—	605	605
At 31 December 2004	**747,941**	**7,442**	**755,383**
Additions	**1,120,501**	**21,677**	**1,142,178**
At 31 December 2005	**1,868,442**	**29,119**	**1,897,561**

Share premium represents the net premium received from the issuance of H Shares in June 1999 and the issuance of RMB ordinary shares in January 2005. Other capital reserves mainly represent the transfer of government grants from special payables after completion of the relevant projects.

(b) The movement of statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve are as follow:

	The Group and the Company			
	Statutory surplus reserve '000	Statutory public welfare fund '000	Discretionary surplus reserve '000	Total '000
At 1 January 2004	756,322	283,920	60,655	1,100,897
Profit appropriations	104,400	52,200	—	156,600
Transfer to discretionary surplus reserve	—	(3,035)	3,035	—
At 31 December 2004	**860,722**	**333,085**	**63,690**	**1,257,497**
Profit appropriations	**101,497**	**50,748**	**—**	**152,245**
Transfer to discretionary surplus reserve	**—**	**(4,399)**	**4,399**	**—**
At 31 December 2005	**962,219**	**379,434**	**68,089**	**1,409,742**

(Expressed in Renminbi)

22 CAPITAL RESERVE, STATUTORY SURPLUS RESERVE, STATUTORY PUBLIC WELFARE FUND AND DISCRETIONARY SURPLUS RESERVE *(continued)*

(c) Profit appropriations

(i) Appropriation is determined in accordance with the related rules and terms in the Company's articles of association.

(ii) According to the Company's articles of association, the Company is required to appropriate at least 10% of its profit after taxation, as determined under PRC Accounting Standards and Regulations, to the statutory surplus reserve until the reserve balance reaches 50% of the registered share capital. The appropriation to the statutory surplus reserve must be made before distribution of dividend to shareholders.

The statutory surplus reserve can be used to make good previous years' losses, if any, or to increase the share capital provided that the balance after such issue is not less than 25% of the registered share capital.

(iii) According to the Company's articles of association, the Company is required to appropriate 5% to 10% (at the discretion of the Board of Directors) of its profit after taxation as determined under PRC Accounting Standards and Regulations to the statutory public welfare fund. The use of this fund is restricted to the provision of employees' collective welfare benefits, for example, construction of staff dormitories, staff canteens and other staff welfare facilities. The fund is non-distributable, other than on the Company's liquidation. The appropriation to the statutory public welfare fund must be made before distribution of dividend to shareholders.

(iv) Pursuant to PRC Accounting Regulations for Business Enterprises, statutory public welfare fund is transferred to discretionary surplus reserve upon utilisation for the collective benefits of the employees. For year end 31 December 2005, RMB 4,399,000 (2004: RMB 3,035,000) of the statutory public welfare fund was transferred to discretionary surplus reserve accordingly.

(v) The Board of Directors of the Company approved the percentage of appropriation for 2004 and 2005 as follows:

	2005	2004
(a) To statutory surplus reserve	**10%**	10%
(b) To statutory public welfare fund	**5%**	5%

For details of distribution of dividend, please refer to note 23.

(vi) According to the articles of association of the Company, the retained profits available for distribution are the lower of the amounts determined under PRC Accounting Standards and Regulations applicable to the Company and the amount determined under International Financial Reporting Standards ("IFRS") or the applicable financial regulations of the place in which the Company is listed (if the financial statements of the Group is not prepared under IFRS).

23 DIVIDENDS

(a) Dividends paid during the year are as follows:

	2005	2004
	'000	*'000*
Interim dividend of RMB 0.02 per share	—	105,122
Final dividend of RMB 0.035 per share for year 2004	**210,738**	—
Final dividend of RMB 0.035 per share for year 2003	—	183,963
	210,738	289,085

(b) Dividends not provided for in the financial statements:

	2005	2004
	'000	*'000*
Final dividend proposed:		
For the year 2005 (RMB 0.065 per share)	**391,370**	—
For the year 2004 (RMB 0.035 per share)	—	210,738
	391,370	210,738

Dividend is recognised as a liability in the period of declaration.

24 SALES FROM PRINCIPAL ACTIVITIES

Sales from principal activities represent revenues from sale of electricity and heat, net of VAT, and are summarised as follow:

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	'000	**'000**	'000
Revenue from sale of electricity	**13,034,607**	9,975,734	**8,020,386**	6,668,344
Revenue from sale of heat	**265,790**	199,704	**1,796**	—
	13,300,397	10,175,438	**8,022,182**	6,668,344

Revenues from sale of electricity and heat of the Group are subject to VAT based on the invoiced amounts at 17% and 13% respectively (output VAT). SEPCO, Sichuan Province Power Company and purchasers of heat are liable to pay output VAT together with the invoiced amounts. VAT from purchase of raw materials by the Group (input VAT) can be netted off against output VAT received from sale of electricity and heat.

Total sales from top five customers of the Group, and the percentage over sales from principal activities are as follow:

	2005		2004	
	Total sales	**Percentage over sales from principal activities**	Total sales	Percentage over sales from principal activities
	'000		'000	
The Group	**13,215,444**	**99.4%**	10,133,544	99.6%
The Company	**8,022,182**	**100%**	6,668,344	100%

25 SALES TAXES AND SURCHARGES

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	'000	**'000**	'000
City maintenance and construction tax	**85,305**	75,128	**52,759**	52,955
Education surcharge	**48,986**	33,085	**30,148**	22,694
	134,291	108,213	**82,907**	75,649

26 FINANCIAL EXPENSES

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
Interest incurred	**773,656**	630,934	**288,772**	263,465
Less: Interest capitalised	**(189,404)**	(100,440)	**(29,661)**	(6,867)
Net interest expenses	**584,252**	530,494	**259,111**	256,598
Interest income	**(19,285)**	(12,717)	**(12,294)**	(9,288)
Net foreign exchange gain	**(39,984)**	—	**(36,601)**	—
Net gain on derivative financial instruments	**(11,710)**	(24,069)	**(11,710)**	(24,069)
Total	**513,273**	493,708	**198,506**	223,241

27 INVESTMENT INCOME

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
Long-term equity investment income				
– Accounted for under the cost method	**240**	30,066	**—**	29,825
– Accounted for under the equity method	**15,856**	386	**304,700**	200,026
Amortisation of equity investment difference	**(294)**	(123)	**(28,710)**	(28,538)
Total	**15,802**	30,329	**275,990**	201,313

There was no material restriction on the Company to obtain the remittance of investment income.

28 INCOME TAX

Income tax in the income statement represents:

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
Current taxation				
Charge for PRC enterprise income tax for the year	**436,780**	457,050	**364,463**	421,452
Over-provision in respect of previous years	**—**	(2,643)	**—**	—
	436,780	454,407	**364,463**	421,452
Deferred taxation				
Original and reversal of temporary differences	**69,801**	57,977	**(415)**	(7,013)
	506,581	512,384	**364,048**	414,439

In 2004 and 2005, enterprise income tax was calculated at 15% or 33% on taxable profits (note 3). There was no material deferred taxation not recognised by the Group.

29 RELATED PARTIES AND MATERIAL RELATED PARTY TRANSACTIONS

(a) Related parties having the ability to exercise control over the Company

Company name	Registered address	Principal operation	Relationship with the Company	Type of enterprise	Authorised representative
China Huadian	Beijing, the PRC	Development, construction and operation management of electricity related business, organisation of production and sale of electricity and heat	Holding company	State-owned enterprise	He Gong
Guangan Company	Guangan, the PRC	Generation and sale of electricity	Subsidiary	Limited liability company	Chen Jianhua
Qingdao Company	Qingdao, the PRC	Generation and sale of electricity and heat	Subsidiary	Limited liability company	Chen Jianhua
Zibo Company	Zibo, the PRC	Generation and sale of electricity and heat	Subsidiary	Limited liability company	Wang Wenqi
Zhangqiu Company	Zhangqiu, the PRC	Generation and sale of electricity	Subsidiary	Limited liability company	Zhong Tonglin
Tengzhou Company	Tengzhou, the PRC	Generation and sale of electricity and heat	Subsidiary	Limited liability company	Zhong Tonglin
Xinxiang Company	Xinxiang, the PRC	Development of power plant	Subsidiary	Limited liability company	Yang Jiapeng

29 RELATED PARTIES AND MATERIAL RELATED PARTY TRANSACTIONS *(continued)*

(a) Related parties having the ability to exercise control over the Company *(continued)*

Company name	Registered address	Principal operation	Relationship with the Company	Type of enterprise	Authorised representative
Suzhou Company	Suzhou, the PRC	Development of power plant	Subsidiary	Limited liability company	Zhang Tao
Huadian International Shandong Materials Company Limited	Jinan, the PRC	Procurement of materials	Subsidiary	Limited liability company	Weng Wenqi
Huadian Qingdao Heat Company Limited	Qingdao, the PRC	Sale of heat	Subsidiary	Limited liability company	Weng Wenqi

(b) Registered capital and its movement of the related parties having the ability to exercise control over the Company

Company name	Balance at 1 January '000	Additions for the year '000	Balance at 31 December '000
China Huadian	12,000,000	—	12,000,000
Guangan Company	700,000	570,260	1,270,260
Qingdao Company	380,000	—	380,000
Zibo Company	254,800	120,000	374,800
Zhangqiu Company	180,000	200,508	380,508
Tengzhou Company	245,000	—	245,000
Xinxiang Company	20,000	49,000	69,000
Suzhou Company	10,000	45,000	55,000
Huadian International Shandong Materials Company Limited	30,000	—	30,000
Huadian Qingdao Heat Company Limited	20,000	—	20,000

29 RELATED PARTIES AND MATERIAL RELATED PARTY TRANSACTIONS *(continued)*

(c) Shareholding and its movement of related parties having the ability to exercise control over the Company

Company name	Balance at 1 January 2005 Shares '000	%	Additions for the year Shares '000	%	Balance at 31 December 2005 Shares '000	%
China Huadian	2,815,075	53.56	196,000	(3.55)	3,011,075	50.01
Guangan Company	560,000	80.00	456,200	—	1,016,200	80.00
Qingdao Company	209,000	55.00	—	—	209,000	55.00
Zibo Company	254,800	100.00	120,000	—	374,800	100.00
Zhangqiu Company	126,000	70.00	179,975	10.41	305,975	80.41
Tengzhou Company	133,500	54.49	—	—	133,500	54.49
Xinxiang Company	—	—	62,100	90.00	62,100	90.00
Suzhou Company	—	—	53,350	97.00	53,350	97.00
Huadian International Shandong Materials Company Limited	28,200	94.00	—	—	28,200	94.00
Huadian Qingdao Heat Company Limited	11,000	55.00	—	—	11,000	55.00

(d) Related parties not having the ability to exercise control over the Company

Related parties not having the ability to exercise control over the Company up to 31 December 2005 were:

Company name	Relationship with the Company
SITIC	holding 15% shareholding in the Company
China Huadian Engineering (Group) Corporation	Controlled by China Huadian
Huadian Finance	Controlled by China Huadian

29 RELATED PARTIES AND MATERIAL RELATED PARTY TRANSACTIONS *(continued)*

(e) The Board of Directors of the Company are of the opinion that the following material transactions were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

	Note	**2005 '000**	2004 '000
Construction costs	(i)	**17,109**	19,797
Interest expenses	(ii)	**97,820**	58,250
Loans borrowed	(ii)	**1,293,037**	1,243,037
Loans repaid	(ii)	**683,037**	301,944

Notes:

(i) The amount represented construction cost paid and payables to China Huadian Engineering (Group) Corporation.

In December 2003, Qingdao Company entered into a construction agreement with China Huadian Engineering (Group) Corporation and ALSTOM Power Norway AS in respect of the construction work of a sea water de-sulphur project in Qingdao Company for a consideration of US$5,790,000.

In November 2005, Zouxian Power Plant and Weifang Company entered into construction agreements with China Huadian Engineering (Group) Corporation in respect of the construction work of waste-water recycling systems for considerations of RMB 76,658,000 and RMB 50,900,000 (Group's proportionate share: RMB 15,270,000) respectively.

(ii) Loans borrowed from SITIC and Huadian Finance are set out in notes 13 and 19.

(f) In January 2004, the Company acquired 80% equity interest in Guangan Company from China Huadian for a total consideration of RMB 580,800,000.

(g) In August 2004, the Company acquired 40% equity interest in Chizhou Company from China Huadian for a total consideration of RMB 79,740,000.

(h) In April 2005, the Company, China Huadian and certain fellow subsidiaries jointly set up a company, Huadian Property in Beijing, the PRC. Huadian Property was established on 8 June 2005 and has registered capital of RMB 550,000,000. The Company owns 30% equity interest in Huadian Property with a cost of investment amounting to RMB 165,000,000.

(i) In December 2005, the Company acquired 97% equity interest in Suzhou Company and 90% equity interest in Xinxiang Company from China Huadian for considerations of RMB 74,900,000 and RMB 90,100,000 respectively.

(j) On 31 December of 2004 and 2005, the Group and the Company had no balance due to/from related parties, except for loans payable to related parties as disclosed in notes 13 and 19, and other receivables from/creditors to related parties as disclosed in notes 6 and 17 respectively.

30 CAPITAL COMMITMENTS

As at 31 December, the capital commitments of the Group (not including jointly controlled entity) are as follows:

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
Contracted for	**12,866,798**	7,259,773	**6,997,542**	3,799,415
Authorised but not contracted for	**13,489,193**	9,934,627	**6,203,586**	5,661,312
	26,355,991	17,194,400	**13,201,128**	9,460,727

The Group's proportionate share of the jointly controlled entity's capital expenditure commitments:

	2005	2004
	'000	*'000*
The Group's proportionate share of the jointly controlled entity's capital commitments	**1,058,502**	312,096

These capital commitments relate to purchase of fixed assets and capital contributions to the Group's investments and associates.

31 OPERATING LEASE COMMITMENTS

According to those non-cancellable operating lease agreements in respect of land and buildings, the total future minimum lease payments of the Group are as follows:

	The Group and the Company	
	2005	2004
	'000	*'000*
Within one year	**33,978**	34,778
Between one and two years	**30,178**	30,178
Between two and three years	**30,178**	30,178
Over three years	**563,323**	593,501
	657,657	688,635

Pursuant to an agreement, the Company is leasing certain land from the Provincial Government of Shandong Province for a term of 30 years with effect from 1 September 1997. The annual rental will be adjusted every five years thereafter with an upward adjustment of not more than 30% of the previous year's rental. The current annual rental effective from 1 January 2001 is RMB 30,178,000. The future minimum lease payments in respect of the land is calculated based on the existing annual rental of RMB 30,178,000 as the revision of annual rental is still under negotiation.

32 SUBSIDIARIES, JOINTLY CONTROLLED ENTITY AND ASSOCIATES

The particulars of principal subsidiaries, jointly controlled entity and associates of the Group at 31 December 2005 are as follows:

(i) Subsidiaries

Company	Registered capital '000	Percentage of equity interest held by the Group %	Percentage of equity interest held by the Company %	Percentage of equity interest held by subsidiaries %	Cost of investment '000	Consolidation period	Principal activities
Guangan Company	1,270,260	80	80	—	1,037,013	Since 2004	Generation and sale of electricity
Qingdao Company	380,000	55	55	—	248,318	Since 1999	Generation and sale of electricity and heat
Zibo Company	374,800	100	100	—	374,800	Since 2001	Generation and sale of electricity and heat
Zhangqiu Company	380,508	80.41	80.41	—	305,740	Since 2002	Generation and sale of electricity
Tengzhou Company	245,000	54.49	54.49	—	133,620	Since 2002	Generation and sale of electricity and heat
Xinxiang Company	69,000	90	90	—	90,100	Since 2005	Development of power plant
Suzhou Company	55,000	97	97	—	74,900	Since 2005	Development of power plant
Huadian International Shandong Materials Company Limited	30,000	94	40	60	12,000	Since 2004	Procurement of materials
Huadian Qingdao Heat Company Limited	20,000	55	55	—	11,000	Since 2004	Sale of heat

32 SUBSIDIARIES, JOINTLY CONTROLLED ENTITY AND ASSOCIATES *(continued)*

The particulars of principal subsidiaries, jointly controlled entity and associates of the Group at 31 December 2005 are as follows: *(continued)*

(i) Subsidiaries *(continued)*

The Group acquired 97% equity interest in Suzhou Company and acquired 90% equity interest in Xinxiang Company in December 2005. Since the respective acquisition dates, the Group has the power to govern the financial and operating policies of the above companies to obtain benefits and bear risks from its operation. As a result, the above companies were included in the consolidated financial statements of the Group since the respective acquisition dates. Net assets as at respective acquisition dates and operating results of the above companies for the period from the dates of acquisition to 31 December 2005 are as follows:

	'000
Net assets at respective acquisition dates:	
Current assets	11,399
Fixed assets	1,972,249
Current liabilities	(649,648)
Long-term liabilities	(1,210,000)
Net assets	124,000

There was no material results of operation for the period from the respective acquisition dates to 31 December 2005.

32 SUBSIDIARIES, JOINTLY CONTROLLED ENTITY AND ASSOCIATES *(continued)*

The particulars of principal subsidiaries, jointly controlled entity and associates of the Group at 31 December 2005 are as follows: *(continued)*

(ii) Jointly controlled entity

Company	Registered capital	Percentage of equity interest held by the Company	Cost of investment	Consolidation period	Principal activities
	'000	%	'000		
Weifang Company	200,000	30	193,983	Since 1999	Generation and sale of electricity

Weifang Power Plant was registered as a limited company on 16 December 2005, and changed its name to "Huadian Weifang Power Generation Company Limited".

(iii) Associates

Company	Registered capital	Percentage of equity interest held by the Group	Percentage of equity interest held by the Company	Percentage of equity interest held by subsidiaries	Cost of investment	Principal activities
	'000	%	%	%	'000	
Ningxia Power Company	900,000	31.11	31.11	—	280,000	Generation and sale of electricity, investment holding
Chizhou Company	640,000	40	40	—	258,940	Generation and sale of electricity
Huadian Property	550,000	30	30	—	165,000	Development of property
Luzhou Company	200,000	40	40	—	80,000	Development of power plant
Zhongning Company	171,200	50	50	—	85,600	Generation and sale of electricity
Longtan Coal Company	82,260	36	—	45	40,500	Development of coal mines and sale of coal

33 CONTINGENT LIABILITIES

At 31 December 2005, the Company provided guarantees to banks for loans granted to certain subsidiaries amounting to RMB 876,911,000.

34 EXTRAORDINARY GAIN AND LOSS

According to requirements of "Questions and answers on the preparation of information disclosures of companies issuing public shares No. 1 - extraordinary gain and loss (2004 revised), extraordinary gain and loss of the Group are set out below:

	The Group		The Company	
	2005	2004	**2005**	2004
	'000	*'000*	***'000***	*'000*
Extraordinary gain and loss for the year				
Non-operating income	**17,005**	8,884	**1,447**	40
Non-operating expenses	**(6,873)**	(6,804)	**(1,415)**	(3,436)
Net gain on derivative financial instruments	**11,710**	24,069	**11,710**	24,069
	21,842	26,149	**11,742**	20,673
Less: Tax effect of the above items	**(7,208)**	(8,629)	**(3,875)**	(6,822)
Total	**14,634**	17,520	**7,867**	13,851

35 POST BALANCE SHEET EVENT

Up to the approval date of these financial statements, there was no material post balance sheet event required to be disclosed by the Group.

36 SEGMENT REPORTING

The Group's profits are almost entirely attributable to the generation and sale of electricity in the PRC. Accordingly, no segmental analysis is provided.

Financial statements of the Group prepared under IFRS for 2004 and 2005 are audited by KPMG, Certified Public Accountants.

Financial statements of the Group prepared under PRC GAAP for 2004 and 2005 are audited by KPMG Huazhen. Effects of major differences between PRC GAAP and IFRS on net profit, are analysed as follows:

	Note	**2005** *RMB'000*	2004 *RMB'000* *(see note (f))*
Net profits under PRC GAAP		**1,014,976**	1,044,058
Adjustments:			
Net fair value adjustment	(a)	**(32,893)**	(32,721)
Adjustment of goodwill/consolidation difference	(b)	**29,360**	25,653
Capitalised interest from general loans	(c)	**58,257**	—
Government grants	(d)	**2,363**	—
Other adjustments	(e)	**1,074**	605
Effects of the above adjustments on taxation		**(6,716)**	8,113
Minority interests	(f)	**90,532**	26,353
Profit for the year under IFRS		**1,156,953**	1,072,061

Effects of major differences between PRC GAAP and IFRS on equity, are analysed as follows:

	Note	**2005** *RMB'000*	2004 *RMB'000* *(see note (f))*
Shareholders' fund under PRC GAAP		**12,526,171**	9,814,755
Adjustments:			
Net fair value adjustment	(a)	**415,976**	374,916
Adjustment on goodwill/consolidation difference	(b)	**(238,586)**	(225,362)
Capitalised interest from general loans	(c)	**58,257**	—
Government grants	(d)	**(18,240)**	—
Other adjustments	(e)	**(127)**	(127)
Effects of the above adjustments on taxation		**(121,742)**	(90,623)
Minority interests	(f)	**1,040,707**	812,943
Total equity under IFRS		**13,662,416**	10,686,502

Notes:

(a) When preparing consolidated financial statements, according to PRC GAAP, consolidated financial statements are prepared based on respective financial statements of the Company and subsidiaries and jointly controlled entities. According to IFRS, consolidated financial statements are prepared based on the respective financial statements of the Company and assets and liabilities, being adjusted to fair values at the time of acquisition, of subsidiaries and jointly controlled entities. There are differences between the carrying value and the fair value of net assets, at the time of acquisition, of subsidiaries and jointly controlled entities of the Company and such differences are mainly attributable to fixed assets.

Fair value adjustment mainly represents the difference between the carrying value and the fair value of fixed assets, at the time of acquisition, of subsidiaries and jointly controlled entities and the related adjustment in depreciation in respect of the difference between the carrying value and the fair value after the acquisition.

(b) According to PRC GAAP, consolidation difference represents the excess of the cost of investment over the carrying value of the net assets acquired. According to IFRS, goodwill represents the excess of the cost of acquisition over the fair value of net identifiable assets acquired. As mentioned in note (a), there are differences between the carrying value and the fair value of net assets acquired, and so there are differences between consolidated difference and goodwill. The difference on net profit for the year ended 2004 was due to difference in amortisation. With effect from 1 January 2005, in accordance with IFRS 3, positive goodwill is no longer amortised. Negative goodwill arose from previous years has been derecognised as at 1 January 2005, with a corresponding adjustment to the opening balance of retained profits.

(c) According to PRC GAAP, only borrowing costs on funds that are specifically borrowed for construction are eligible for capitalisation as part of the cost of that asset. According to IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs could be capitalised as part of the cost of that asset.

(d) According to PRC GAAP, conditional government grants should be recorded in long-term liabilities first and credited to capital reserve after fulfilling the requirements from government for the construction projects. According to IFRS, conditional government grants should be recorded in long-term liabilities first and credited to the income statement using straight line method over the useful lives of the relevant assets after fulfilling the requirements from government for the construction projects.

(e) No material individual adjustments included in other adjustments.

(f) According to PRC GAAP, minority interests are presented in the consolidated balance sheet separately from liabilities and as deduction from the shareholders' funds. Minority interests in the results of the Group for the year are also separately presented in the consolidated income statement as deduction before arriving at the net profit. According to IFRS, minority interests are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the year are presented in the consolidated income statement as an allocation of the total profit or loss for the year between the minority interests and the equity shareholders of the Company.

Comparative figures in 2004 have been restated, in order to conform with the current year presentation.

Designed and produced by: **Wonderful Sky Public Relations & Financial Consultant Co. Ltd.** Tel.: **2851 1038**

HUADIAN POWER

華電國際

HUADIAN POWER

華電國際

HUADIAN POWER

華電國際電力股份有限公司

HUADIAN POWER INTERNATIONAL CORPORATION LIMITED



華電國際電力股份有限公司
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
(股份代號：1071)







華電國際

HUADIAN POWER

華電國際

HUADIAN POWER

二零零五年年報

目錄











宿州公司



池州公司



靈武公司



中寧公司



寧夏發電公司



新鄉公司

公司簡介





鄒縣發電廠



十里泉發電廠



萊城發電廠



青島公司



濰坊公司



淄博公司



滕洲公司



章丘公司

華電國際電力股份有限公司(「本公司」)及其附屬公司與合營企業(「本集團」)為中華人民共和國(「中國」)最大型的上市發電公司之一，其主要業務為建設、經營發電廠和其他與發電相關的產業。截至二零零五年年底，本集團擁有權益裝機容量達8,197.5MW，控參股總裝機容量達10,307.2MW。職工總人數為13,442人。

本公司於一九九四年六月二十八日在中國山東省濟南市註冊成立，於一九九九年六月三十日，首次公開發行了約14.31億股H股，並在香港聯合交易所掛牌上市。本公司於二零零五年初在中國境內成功發行了7.65億A股，發行價格為人民幣2.52元，於二零零五年二月三日在上海證券交易所掛牌上市。其中1.96億股定向配售給中國華電集團公司(「中國華電」)，目前此部分股票暫未上市流通。A股發行後公司總股本由5,256,084,200股變更為6,021,084,200股,5.69億A股流通股約佔公司目前總股本的9.45%,14.31億股H股約佔公司目前總股本的23.77%。

目前，本集團全資及控參股電廠/公司共十六間。

本集團所屬電廠及公司地理位置優越，均處於主要煤礦區或電力負荷中心附近。目前本集團發電設施詳情見下表：

電廠名稱	**容量 (MW)**	**公司擁有權益**	**機組構成**	**備註**
鄒縣發電廠	2,540	100%	2×600MW+4×335MW	2台1,000MW 機組在建
十里泉發電廠	1,285	100%	2×300MW+4×140MW +1×125MW	
萊城發電廠	1,200	100%	4×300MW	
華電濰坊發電有限公司 (簡稱「濰坊公司」)*(註1)*	660	45%	2×330MW	2台670MW 機組在建
華電青島發電有限公司 (簡稱「青島公司」)*(註2)*	960	55%	3×300MW+60MW	1台300MW 機組在建
華電淄博熱電有限公司 (簡稱「淄博公司」)	467	100%	2×145MW+2×88.5MW	

電廠名稱	容量 （MW）	公司擁 有權益	機組構成	備註
華電章丘發電有限公司 （簡稱「章丘公司」）*（註3）*	290	80.41%	2×145MW	
華電滕州新源熱電有限公司 （簡稱「滕州公司」）	333	54.49%	2×150MW＋1×33MW	
四川廣安發電有限責任公司 （簡稱「廣安公司」）	1,200	80%	4×300MW	2台600MW 機組在建
安徽華電宿州發電有限公司 （簡稱「宿州公司」）*（註4）*	—	97%	—	2台600MW 機組在建
華電新鄉發電有限公司 （簡稱「新鄉公司」）*（註4）*	—	90%	—	2台660MW 機組在建
華電寧夏靈武發電有限公司 （簡稱「靈武公司」）（註8）	—	65%	—	2台600MW 機組在建
寧夏英力特中寧發電有限公司 （簡稱「中寧公司」）*（註2）*	660	50%	2×330MW	
寧夏發電集團有限責任公司 （簡稱「寧夏發電公司」）	112.2	31.11%	112.2MW	風電機組
安徽池州九華發電有限公司 （簡稱「池州公司」）*（註2）*	600	40%	2×300MW	
四川瀘州川南發電有限責任公司 （簡稱「瀘州公司」）*（註5）*	—	40%	—	2台600MW 機組在建
控參股總裝機容量*（註6）*	10,307.2			
權益容量*（註7）*	8,296.5			

註1： 本集團原濰坊發電廠於二零零五年註冊成為一間有限責任公司，改名為華電濰坊發電有限公司，並於二零零五年十二月十六日完成工商註冊手續，本公司持有其30%的權益。目前，經本公司對濰坊公司增資擴股和變更工商登記手續後，本公司持有其45%的權益。

註2： 中寧公司兩台330MW燃煤機組分別於二零零五年一月二十二日和十一月十七日建成投產；池州公司兩台300MW燃煤機組分別於二零零五年九月十一日和十二月八日建成投產；青島公司二期擴建工程第一台300MW燃煤機組於二零零五年十一月三十日建成投產。

註3： 章丘公司運營兩台145MW燃煤發電機組，二零零五年十月進行了增資擴股。章丘公司擬進行二期兩台300MW機組的擴建工程，計劃總投資人民幣約28.58億元，需要投入資本金約人民幣5.7億元。根據各股東出資額，截至二零零五年底本公司持有章丘公司80.41%的權益。

註4： 於二零零五年六月十四日，本公司與中國華電訂立宿州公司股份轉讓協議，據此本公司以代價人民幣74,900,000元自中國華電收購宿州公司97% 股權。於同日，本公司與中國華電訂立新鄉公司股份轉讓協議，據此本公司以代價人民幣90,100,000元自中國華電收購新鄉公司90% 股權。這項交易已於二零零五年八月二十四日召開的臨時股東大會獲得獨立股東的批准。並於二零零五年十二月獲得中國國有資產管理機構的批准文件，收購已正式生效。

註5： 於二零零五年十二月三十一日瀘州公司2×600MW燃煤機組在建工程獲得國家發展和改革委員會(「國家發改委」)的核准，已正式開工建設，此兩台機組計劃將分別於二零零六年和二零零七年投入商業運營。

註6： 本公司、附屬公司、合營企業及聯營公司管理的發電機組的總裝機容量按100%計算。

註7： 本公司、附屬公司、合營企業及聯營公司管理的發電機組的裝機容量按持股比例計算。

註8： 本公司於二零零六年二月二十六日與寧夏發電公司簽署協議共同組建成立靈武公司，本公司持有其65%的權益，目前靈武公司有2台600MW機組在建。

本集團在報告期內(即二零零五年一月一日至二零零五年十二月三十一日)所屬機組安全穩定運行，共實現三十三個百日安全記錄。本集團管理的萊城發電廠、廣安公司、青島公司、濰坊公司、淄博公司及滕州公司連續安全生產紀錄超過2,000 天；鄒縣發電廠及章丘公司各自超過1,000天。

二零零五年在第34屆（二零零四年度）全國火電大機組（單機容量300MW及以上）競賽評比中，全國共計281台機組參賽，以機組的運行效率、安全運行時間及勞動生產率等為評比指標，其中52台機組獲獎，獲獎率為18.5%。本集團參賽的300MW和600MW機組共18台，有8台機組獲獎，獲獎率達44.4%。其中本集團鄒縣發電廠6號機組榮獲600MW級發電機組特等獎（第一名）；鄒縣發電廠2號機組、青島公司1號機組分別榮獲300MW級發電機組特等獎（第一名）和一等獎（第二名）；鄒縣發電廠3號機組、萊城發電廠3、4號機組獲二等獎；萊城發電廠1號機組及十里泉發電廠6號機組獲三等獎。

股權結構

於二零零六年三月二十四日，本公司及其電廠、主要附屬公司、聯營公司及合營企業之股權結構如下：



中國華電集團公司
山東省國際信託投資有限公司
山東魯能發展集團有限公司
棗莊市基本建設投資公司
H股股東
A股股東
50.01%
15.00%
1.44%
0.33%
23.77%
9.45%
華電國際電力股份有限公司
100%
鄒縣發電廠 2540MW 2x1000MW在建
100%
十里泉發電廠 1285MW
100%
萊城發電廠 1200MW
55%
青島公司 960MW 1x300MW在建
45%
濰坊公司 660MW 2x670MW在建
100%
淄博公司 467MW
80.41%
章丘公司 290MW
54.49%
滕州公司 333MW
80%
廣安公司 1200MW 2x600MW在建
65%
靈武公司 2x600MW在建
31.11%
寧夏發電公司 112.2MW
97%
宿州公司 2x600MW在建
50%
中寧公司 660MW
90%
新鄉公司 2x660MW在建
40%
池州公司 600MW
40%
瀘州公司 2x600MW在建

本公司各附屬公司、聯營公司及合營企業於二零零五年十二月三十一日的詳情，分別載於本年報按《國際財務報告準則》編製的財務報表附註19，20及21。



董事長報告書

各位股東：

本人在此向各位股東呈上本集團截至二零零五年十二月三十一日止的年度業績。

在過去的一年，面對日益激烈的市場競爭及各種不利因素，公司管理層和全體員工團結一致，努力工作，在政府和各股東的關心支持下，完成了年度計劃的各項目標。

截至二零零五年十二月三十一日止的財政年度內，本集團全年發電量為46.82百萬兆瓦時，比二零零四年度增長約25.03%；實現營業額約為人民幣133.00億元，比二零零四年度增長約30.71%；實現股東權益持有人應佔溢利約人民幣10.66億元，比二零零四年度增長約1.98%，每股溢利人民幣0.179元。董事會建議派發二零零五年股息每股人民幣0.065元。



賀 恭
董事長

本年度，本集團繼續實施拓展全國的發展戰略，繼二零零四年從控股股東－中國華電收購其持有的池州公司40%的權益之後，於二零零五年度與中國華電又簽署股權轉讓協議，成功收購宿州公司97%和新鄉公司90%的權益。為公司成為快速發展的全國性獨立發電公司奠定了更加堅實的基礎。

為進一步擴大融資渠道，本公司在中國境內成功發行A股，於二零零五年二月三日在上海證券交易所掛牌上市，發行價格為人民幣2.52元，募集資金共計人民幣1,927,800,000元。

為提高股東回報率和增強核心競爭力，本集團在全國範圍內不斷尋求電力發展的新機遇，以繼續保持本集團在全國最大、最具競爭力的上市發電公司之一的地位。本集團在建項目及發展項目進展順利。截至目前，本集團在建項目包括鄒縣四期兩台1,000MW機組擴建工程、青島公司二期第二台300MW機組擴建工程、濰坊公司二期兩台670MW機組擴建工程、廣安公司三期兩台600MW機組擴建工程、靈武公司兩台600MW機組、宿州公司一期工程兩台600MW機組、新鄉公司一期工程兩台660MW機組及瀘州公司兩台600MW機組建設工程。

另外，本集團前期項目有：控股開發章丘公司二期兩台300MW熱電工程和滕州公司二期兩台315MW熱電工程。公司在發展火電的同時，進一步加大四川大渡河瀘定水電站的開發力度，爭取早日獲得國家核准，並積極爭取大渡河流域其他水電項目的開發權和新的水電資源開發權。力爭在風電、生物質能發電等新能源項目上實現突破。

本公司目前運營及在建的發電機組分佈於山東、四川、寧夏、安徽及河南省／自治區，近幾年這些地區經濟發展迅速，GDP始終保持較高的增長勢頭。二零零五年山東、四川、寧夏、安徽及河南省／自治區GDP按可比價格計算的增長率分別為15.2%、12.6%、10.3%、11.8%和14.1%，比全國平均水平分別高出5.3、2.7、0.4、1.9和4.2個百分點，其中山東省經濟已連續第十五年實現兩位數增長。

在過去的一年，本集團所取得的經營業績有賴於本公司全體員工的不懈努力和各位股東及當地政府的大力支持，在此本人向他們表示衷心的感謝。在未來的經營發展中，本公司將繼續努力創造出更好的業績，給股東滿意的回報。

董事長
賀恭

中華人民共和國山東省濟南市
二零零六年三月二十四日



業 務 回 顧 與 展 望

業務回顧

(1) 發電生產

二零零五年本集團全年發電量為46.82百萬兆瓦時，比二零零四年度增長約25.03%；本集團設備平均利用小時為5,712小時，比二零零四年度增加623小時。

(2) 營業額

二零零五年度，本集團全年向電網售電43.82百萬兆瓦時，比二零零四年度增長約25.46%。全年實現營業額約達人民幣133.00億元，比二零零四年度增長約30.71%。其中售電收入約為人民幣130.35億元，比二零零四年度增長約30.66%；售熱收入約為人民幣2.65億元，比二零零四年度增長約33.09%。

(3) 溢利

本集團截至二零零五年十二月三十一日止年度之本公司股東權益持有人應佔溢利約為人民幣10.66億元，比二零零四年同期增長約1.98%；每股盈利為人民幣0.179元。

(4) 新增裝機

二零零五年，本集團主要共投產五台發電機組：中寧公司兩台330MW燃煤機組分別於二零零五年一月二十二日和十一月十七日建成投產；池州公司兩台300MW燃煤機組分別於二零零五年九月十一日和十二月八日建成投產；青島公司二期擴建工程一台300MW燃煤機組於二零零五年十一月三十日建成投產。新投產機組之上網電價於近日獲當地政府批准。青島公司二期工程第一台300MW機組上網電價為0.344元／千瓦時（含脱硫）；中寧公司兩台330MW機組上網電價為0.233元／千瓦時；池州公司兩台300MW機組上網電價為0.369元／千瓦時（含脱硫）。以上電價均為含稅電價。



陳建華
董事總經理

(5) 在建工程

截至目前，本集團在建項目包括鄒縣發電廠四期工程兩台1,000MW機組擴建項目、青島公司二期工程第二台300MW機組擴建項目、濰坊公司二期工程兩台670MW機組擴建項目、廣安公司三期工程兩台600MW機組擴建項目、靈武公司兩台600MW機組建設項目、宿州公司一期工程兩台600MW機組建設項目、新鄉公司一期工程兩台660MW機組建設項目及瀘州公司兩台600MW機組建設項目。

(6) 前期項目

另外，本集團前期項目有控股開發章丘公司二期兩台300MW熱電工程和滕州公司二期兩台315MW熱電工程。公司在發展火電的同時，進一步加大四川大渡河瀘定水電站的開發力度，爭取早日獲得國家核准，並積極爭取大渡河流域其他水電項目的開發權和新的水電資源開發權。力爭在風電、生物質能發電等新能源項目上實現突破。

業務展望

二零零六年，是中國「十一五」規劃第一年，國家對「十一五」期間國民經濟和社會發展作出一系列新的戰略部署。明確提出以貫徹科學發展觀統領經濟社會發展全局，推進建設和諧社會，大力發展迴圈經濟，加快經濟增長方式轉變，建設資源節約型、環境友好型社會等。對於發電企業來講，中國經濟仍將繼續穩步增長，對電力需求的日益增長給予強有力的支援。

發電行業是國民經濟的支柱產業，經濟發展，電力先行。而發電量的增長取決於國家GDP的增長、全社會用電需求和新增裝機的增長。

隨著區域電力市場競價上網機制的啟動，發電側企業競爭加劇。目前東北電力市場、華東電力市場進入綜合模擬運行階段，南方電力市場已開始模擬運行，本集團主要資產(本集團約75%的資產分佈在山東省)所處的華北電力市場目前還沒有具體的實施計劃。

隨著鐵路運輸能力的增強，電煤供應緊張形勢有所緩解，而仍然存在煤炭價格的不確定性。

總體來看，本集團所投資區域山東、四川、寧夏、安徽等地區均為經濟較發達或經濟增長較快地區，電力需求日益增長；另外，公司資產質量優良，公司所屬電廠機組中，高參數、高效率大機組的比例較高，300MW及以上機組容量佔總裝機容量的80%以上，目前建設中的鄒縣發電廠2×1,000MW超超臨界火電機組是國內單機容量最高在建機組之一。

經過十多年來的快速發展和不斷壯大，作為一家上市發電企業，本集團的裝機規模、發電量、盈利水平、競爭能力以及綜合實力始終保持著領先水平。二零零六年，本公司繼續在基建工程、營運改善、電源發展、降本增效、資本運作等方面做堅實有效的工作，不斷提升本集團整體實力和綜合競爭力。本集團有信心並有實力抓住機遇迎接挑戰，進一步面對更加嚴峻市場形勢的考驗，充分發揮自身優勢，不斷拓展業務範圍，確保本集團持續穩步快速地成長。

二零零六年本集團重點工作目標：

1. 確保所屬電廠繼續保持安全穩定運營，完成本集團二零零六年的經營目標，嚴格控制成本，確保所屬發電廠各項技術經濟指標繼續保持在行業的領先水平。

2. 確保在建工程進展順利，有效控制工程進度，保證工程質量，控制單位造價，確保青島公司二期第二台300MW機組及濰坊公司二期第一台670MW機組年內投入商業運營。

3. 積極推進本集團前期項目的進展工作，進一步優化電源結構和區域結構，積極開發新能源項目，實現以火電為主，水電、風電、生物質能發電等互補的多元化發電結構。

4. 繼續依託中國華電在全國範圍內開發電源項目的優勢，爭取更多新項目的開發和建設，加快本集團發電業務全國發展的步伐。

5. 大力加強煤炭成本控制力度，提高煤炭質量，保證煤炭供應，繼續加強與煤礦方面長期戰略合作夥伴關係。

6. 繼續實施低成本戰略，進一步提升公司的盈利能力。

7. 積極探討多渠道債務融資方式，降低融資成本，滿足因本公司業務加速發展而對資金的需求。

8. 推進人力資源管理創新，提高本公司管理隊伍的整體素質。

董事總經理
陳建華

中華人民共和國山東省濟南市
二零零六年三月二十四日



董事、監事及高級管理層

董事



賀　恭，生於一九四三年六月，大學學歷，教授級高級工程師，現任本公司董事長，中國華電集團公司總經理、黨組書記。賀先生一九六六年參加工作，在電力生產、管理和電力基礎建設等方面具有39年的工作經驗。賀先生曾就職於雲南水電建設總公司、雲南省電力局、中國長江三峽工程開發總公司、國家電力公司。



陳飛虎，生於一九六二年七月，大學本科，畢業於中國人民大學，現任本公司副董事長，中國華電集團公司副總經理、黨組成員兼總會計師。陳先生曾就職於電力工業部財務司生產財務處、水利電力部財務司生產財務處、能源部經濟調節司電力企業處、中國電力企業聯合會財務部生產處、電力部經濟調節司經濟調節處、福建省電力工業局、電力部經濟調節司、國家電力公司財務與資產經營部、國家電力公司總經理工作部與體制改革辦公室、國家電力公司，在電力生產、財政、金融、宏觀經濟管理等方面具有26年的工作經驗。



朱崇利，生於一九四八年十月，高級經濟師，現任本公司副董事長、山東省國際信託投資有限公司董事長。朱先生畢業於山東大學經濟系，在宏觀經濟、信託投資管理等方面具有33年的工作經驗。朱先生曾先後於山東省計劃委員會（現更名為山東省發展和改革委員會）、山東省引黃濟青工程指揮部、深圳東華實業總公司工作。



陳建華，生於一九六零年五月，碩士研究生，高級工程師，現任本公司董事、總經理，中國華電集團公司總經濟師，並兼任華電青島發電有限公司董事長和四川廣安發電有限公司董事長。陳先生畢業於山東大學，在電力生產、經營管理及證券融資方面具有24年的工作經驗。加入本公司前，陳先生曾任職於青島發電廠、山東電力集團公司。



田沛亭，生於一九四五年七月，大學學歷，教授級高級工程師，現任本公司董事。田先生畢業於華中工學院熱能動力專業，在電力基建、科研、管理及證券融資方面具有37年的工作經驗。加入本公司以前，田先生曾就職於山東電建二處、山東電建三公司、山東核電工程公司、山東電建一公司、山東電力科學研究院、山東電力集團公司。



王映黎，生於一九六一年九月，大學學歷，工商管理學碩士，高級工程師，現任本公司董事、山東省國際信託投資有限公司副總經理。王女士一九八一年參加工作，在宏觀經濟、信託投資管理等方面具有23年的工作經驗。王女士曾先後就職於山東大學、山東省國際信託投資有限公司。



張炳炬，生於一九五八年十一月，高級會計師，現任本公司董事、中國華電集團公司安全生產部主任。張先生一九八零年參加工作，加入山東省電力局，先後就職於棗庄供電局、山東省電力集團公司財務處、經營部、營業銷售部、供電營業部、供電檢修公司、營銷部，在電力經營及管理方面具有25年的工作經驗。



彭興宇，生於一九六二年二月，碩士研究生，高級會計師，現任本公司董事、中國華電集團公司副總會計師兼財務資產部主任。彭先生畢業於武漢大學，一九八一年參加工作，在電力生產、經營、資本管理等方面具有24年的工作經驗。彭先生曾先後就職於華中電業管理局、中國華中電力集團公司、湖北省電力公司。



丁慧平，生於一九五六年六月，教授、博士生導師，現任本公司獨立董事。一九八二年二月畢業於東北大學，獲工學學士學位。一九八七赴瑞典留學，一九九一年獲工業工程副博士學位，一九九二年獲企業經濟學博士學位，並做了博士後研究，一九九三年底回國，進入北方交通大學(現更名為北京交通大學)經濟管理學院工作至今。研究方向：企業經濟理論與創新管理、供應鏈管理與企業信息化經營、投融資決策與企業價值評估。



趙景華，生於一九六二年五月，教授、博士生導師，現任本公司獨立董事。曾任山東大學經濟管理系副主任、山東大學管理學院副院長、院長。二零零一年七月十五日至二零零一年七月二十日參加了由中國證券監督管理委員會和清華大學經濟管理學院共同舉辦的上市公司獨立董事培訓班，並取得了結業證書。現任中央財經大學資本運營與戰略管理中心主任，山東省經濟管理研究基地首席專家，教育部高等學校工商管理類學科專業教學指導委員會委員。



王傳順，生於一九六五年八月，高級會計師，現任本公司獨立董事。一九九零畢業於西南農業大學經濟系，取得碩士學位。同年，進入山東省審計廳工作、歷任山東省審計廳會計師、山東會計師事務所副主任、山東正源會計師事務所有限公司副總經理，山東正源和信有限責任會計師事務所副主任會計師，現任中瑞華恒信(山東)會計師事務所所長。



胡元木，生於一九五四年十一月，教授、博士、碩士研究生導師，現任本公司獨立董事。一九八三年七月畢業於山東經濟學院會計系，留校任教至今，曾歷任山東經濟學院會計系副主任、主任。期間，在天津財經大學攻讀碩士、博士。一九九三年被確定為省級中青年學術、學科帶頭人。現任山東經濟學院院長助理、教務處處長、學校關鍵學術崗位。兼任山東省省委黨校教授、全國會計教授會理事、山東省會計學會常務理事等職。研究方向：會計學、理財學、審計學。



監事

馮蘭水，生於一九四六年十月，畢業於山東財經學院，現任本公司監事會主席、山東省國際信託投資有限公司的董事。馮先生曾就職於山東省齊河縣外貿及財貿辦公室、山東省計劃委員會(現更名為山東省發展和改革委員會)，在財政、金融、宏觀經濟管理及信託投資等方面具有34年的工作經驗。



李長旭，生於一九六二年十一月，大學學歷，高級會計師，現任本公司監事、中國華電集團公司審計部主任。李先生畢業於上海電力學院，在電力生產、管理、審計等方面具有23年的工作經驗。李先生曾就職於水電部配件公司、水利電力部審計局、審計署駐能源部審計局、電力部審計局、國家電力公司審計局。



鄭飛雪，生於一九五五年十一月，畢業於東北電力學院發電廠及電力系統專業，現任本公司監事、鄒縣發電廠工會主席。一九八二年至今，鄭女士一直於鄒縣發電廠從事許多崗位的工作，在電力生產及管理方面具有23年的工作經驗。



公司秘書

周連青，生於一九六零年十一月，研究生，高級工程師，畢業於山東大學，現任本公司董事會秘書。周先生於一九八二年參加工作。加入本公司前，周先生曾於山東辛電發電廠、山東電力集團公司工作，在電力生產、管理、法律法規、融資、投資者關係及證券管理等許多方面具有23年的工作經驗。

高級管理層



鍾統林，生於一九六零年二月，研究生，高級工程師，現任本公司常務副總經理，兼任安徽池州九華發電有限公司董事長、華電濰坊發電有限公司董事長、四川廣安發電有限公司副董事長、寧夏發電集團公司副董事長、華電青島發電有限公司董事。鍾先生畢業於上海電力學院，在電力基建、設計、管理及證券融資等方面具有23年的工作經驗。加入本公司前，鍾先生先後於山東電力設計院、山東電力基建公司、山東電力建設第三工程公司、山東電力集團公司工作。



耿元柱，生於一九六四年十一月，研究生，現任本公司副總經理，兼任華電寧夏靈武發電有限公司董事長、華電安徽宿州發電有限公司董事長，華電新鄉發電有限公司董事長。耿先生畢業於山東大學，一九八八年參加工作，在電力生產、經營管理等方面具有17年的工作經驗。曾先後就職於濰坊電廠、魯能海南廣大置業有限公司及鄒縣電廠等，此前任鄒縣發電廠廠長。



王文琦，生於一九六三年三月，碩士研究生，高級工程師，現任本公司副總經理，兼任華電淄博熱電有限公司董事長、華電章丘發電有限公司董事長、華電國際物資有限公司董事長。王先生畢業於山東大學電機專業，在電力調試、科研、管理及證券融資方面具有23年的工作經驗。加入本公司前，王先生曾於山東電力科學研究院、山東電力集團公司工作。



祝方新，生於一九五一年十月，畢業於山東省財政會計學校，註冊會計師、註冊審計師，現任本公司財務總監。在加入本公司前，祝先生曾任職於山東省電力局財務處、山東省電力局服務總公司、山東魯能發展集團有限公司、山東電力集團公司、山東魯能燃料有限公司，在財務管理、證券融資等方面具有33年的工作經驗。



苟　偉，生於一九六七年十二月，研究生，高級工程師，現任本公司副總經理，兼任華電滕州熱電有限公司董事長、四川瀘州川南發電有限公司副董事長。苟先生畢業於華北電力大學，一九八九年參加工作，在電力生產、經營管理等方面具有16年的工作經驗。曾先後就職於江油電廠、四川廣安發電有限責任公司，此前任四川廣安發電有限責任公司總經理。



管理層討論與分析

(1) 宏觀經濟與電力需求

二零零五年度，全國國內生產總值（GDP）人民幣182,321億元，按可比價格計算，比二零零四年增長9.9%。全社會用電總計24,689億千瓦時，同比增長13.45%。其中，第一產業用電量為741億千瓦時，同比增長7.64%；第二產業用電量為18,478億千瓦時，同比增長13.37%；第三產業用電量為2,631億千瓦時，同比增長12.90%。

本集團目前運營及在建的發電機組分佈於山東、四川、寧夏、安徽及河南省／自治區，近幾年這些地區經濟發展迅速，GDP始終保持較高的增長勢頭。二零零五年山東、四川、寧夏、安徽及河南省／自治區GDP按可比價格計算的增長率分別為15.2%、12.6%、10.3%、11.8%和14.1%，比全國平均水平分別高出5.3、2.7、0.4、1.9和4.2個百分點，其中山東省經濟已連續十五年實現兩位數增長。山東省全社會用電量增長16.56%，其他地區用電需求在GDP增長的同時均保持了較快速度的增長。

(2) 營業額及利潤

二零零五年度，本集團強化管理，確保煤炭保質保量供應，大大提高發電量水平，嚴格控制各項成本開支，實現了本集團預期的經營目標。本集團全年向電網售電43.82百萬兆瓦時，全年實現營業額約達人民幣133.00億元，比二零零四年度增長約30.71%；本公司股東權益持有人應佔溢利約為人民幣10.66億元，比二零零四年度增長約1.98%；每股盈利為人民幣0.179元。營業額大幅提高的主要原因是二零零五年上網電量比二零零四年增長25.46%。

(3) 經營費用

本年度，本集團經營費用為人民幣112.47億元，比二零零四年增長37.86%，原因是發電量增長25.03%及煤炭成本的上漲。

煤炭費用是本集團最主要的經營費用，本年度煤炭費用為人民幣72.71億元，佔本集團經營費用的64.65%。二零零五年，本集團單位售電燃料成本為人民幣160.03元/兆瓦時，比二零零四年上升24.48%。煤炭單位成本增加的原因是標煤價同比上漲25.74%。

二零零五年，本集團折舊及攤銷費用為人民幣16.22億元，比二零零四年增長5.79%，主要原因是廣安公司三、四號機組增加固定資產及青島公司合併方式的改變而導致折舊費用的增加。

二零零五年，本集團用於機組大修和維護保養的費用約為人民幣3.99億元，比二零零四年增長約5.63%，主要原因是廣安公司三、四號機組增加的費用。大修維護費用增長的幅度低於集團平均裝機容量的增長幅度，主要原因是本集團加大機組大修及維護成本的控制力度所致。

二零零五年，本集團員工成本為人民幣10.57億元，比二零零四年增長約15%。主要是因應新機組投產而增加員工人數以及因員工社會保險交納基數的提高而相應增加的費用。

二零零五年，行政費用支出為人民幣5.06億元，比二零零四年增長41.58%。增長的主要原因是本公司環保費用增加約人民幣9,581萬元。

其他經營費用為人民幣2.57億元，比二零零四年增加人民幣0.43億元，主要是發電量增加而增加水費。

(4) 財務費用

二零零五年，本集團財務費用淨額為人民幣4.46億元，比二零零四年減少人民幣4,735萬元，減少約9.59%。主要因為美元匯兑收益所致。

(5) 債務

截至二零零五年十二月三十一日，本集團貸款金額為人民幣184.32億元，其中美元貸款為1.92億美元，資產負債率(即總負債/總資產)為60.7%，比二零零四年度降低1.19個百分點。主要是因為本公司發行人民幣普通股增加股東權益抵消了公司債務融資的增加所致。

(6) 現金及現金等價物

截至二零零五年十二月三十一日，本集團擁有現金及現金等價物約人民幣8.46億元。

(7) 現金流量分析

二零零五年，本集團合併的現金及現金等價物減少淨額約為人民幣4.14億元。其中，經營活動產生的現金流量增加淨額約為人民幣23.35億元，較為穩定；投資活動產生的現金流量減少淨額約為人民幣66.46億元，主要原因是本報告期內本集團在建項目、技改等固定資產投資，以及支付收購新鄉公司和宿州公司及對聯營公司增加投資所致；籌資活動產生的現金流量增加淨額約為人民幣38.97億元，主要原因是本集團於報告期內發行人民幣普通股及增加債務融資所致。

(8) 生產、運行及安全情況

二零零五年，本集團發電機組等效可用係數93.8%；等效強迫停運率0.2%；發電機組平均供電標準煤耗率為344.99克／千瓦時，比二零零四年度降低1.14克／千瓦時。

二零零五年，本集團安全生產繼續保持良好狀態。截至二零零五年十二月三十一日止，本集團所屬各電廠均實現了全年安全生產。

二零零五年，本集團全年共有十一台機組大修，十四台機組小修，計劃檢修率5.92%，比二零零四年增加0.34個百分點。

(9) 技術改造項目

二零零五年，本集團技術改造項目進展順利。技術改造的目的是提高設備的安全與自動化水平，從而提高發電機組生產效率。本集團通過引進技術對部分汽輪機設備進行改造，並取得了很好的效果。

本集團於二零零五年度對十里泉一號機組進行了節能增容技術改造。截至目前，本集團共改造了六台300MW機組和五台125MW機組。實施節能增容技術改造後，發電機組的標準供電煤耗率平均降低約10-15克／千瓦時，機組容量分別由原來的125MW、300MW增加到140MW、330MW或335MW，即增加10%或以上。增容後的銘牌容量已經獲得政府有關部門正式批准。

另外，基於環保及公司發展戰略的考慮，本公司對全資擁有的十里泉發電廠五號機組（容量140兆瓦）之鍋爐燃燒器進行了可再生能源利用技術－秸稈燃燒技術的改造，已於二零零五年十二月十六日投入運營。該項目是國內首家採用引進技術煤粉與秸稈混燒的可再生資源的利用項目，引進丹麥BWE公司技術支援，結合中國國情，對項目進行了創新和改進，目前這種技術改造在我國尚屬首例。

統計資料

下列表中列出了本集團及其發電廠/公司的主要運營統計資料：

本集團：

	2005年	2004年	2003年
年末控參股總裝機容量(MW)	**10,307.20**	8,635.00	7,380.00
年末權益容量(MW)	**8,197.50**	7,397.50	6,388.50
發電量(百萬兆瓦時)	**46.82**	37.45	29.15
上網電量(百萬兆瓦時)	**43.83**	34.92	27.26
可用小時	**7,966.42**	8,289.00	7,717.00
設備平均利用小時	**5,712.00**	5,089.00	4,820.00
出力系數(%)	**75.68**	72.60	69.30
等效可用系數(%)	**93.80**	93.95	94.11
供電標準煤耗(克／千瓦時)	**344.99**	346.13	347.40

2005年	**鄒縣**	**十里泉**	**萊城**	**青島**	**淄博**	**章丘**	**滕州**	**廣安**	**濰坊**	**中寧**	**池州**
所佔權益(%)	100	100	100	55	100	80.41	54.49	80	30	50	40
裝機容量(兆瓦)	2,540	1,285	1,200	660	467	290	333	1,200	660	660	600
平均利用小時	5,616	5,754	5,850	5,522	5,905	5,733	5,870	5,700	5,737	7,964	4,877
總發電量(百萬兆瓦時)	14.27	7.39	7.02	3.79	2.76	1.66	1.95	6.84	3.79	2.79	0.54
淨發電量(百萬兆瓦時)	13.53	6.90	6.63	3.52	2.43	1.54	1.81	6.39	3.56	2.64	0.51
供電標準煤耗率(克／千瓦時)	332.12	355.75	339.06	345.62	374.03	367.52	369.14	341.91	342.87	353.44	356.20

2004年	**鄒縣**	**十里泉**	**萊城**	**青島**	**濰坊**	**淄博**	**章丘**	**滕州**	**廣安**
所佔權益(%)	100	100	100	55	30	100	70	54.49	80
裝機容量(兆瓦)	2,540	1,285	1,200	660	660	467	290	333	1,200
平均利用小時	4,934	4,864	5,092	5,315	5,531	5,148	4,885	4,891	5,511
總發電量(百萬兆瓦時)	12.53	6.18	6.11	3.51	3.65	2.30	1.32	1.63	4.35
淨發電量(百萬兆瓦時)	11.84	5.76	5.75	3.26	3.43	2.01	1.22	1.50	4.02
供電標準煤耗率(克／千瓦時)	332.04	357.55	341.33	347.40	347.00	378.93	371.96	370.89	342.61

2003年	鄒縣	十里泉	萊城	青島	濰坊	淄博	章丘	滕州
所佔權益(%)	100	100	100	55	30	100	70	54.49
裝機容量(兆瓦)	2,540	1,270	1,200	660	660	447	270	333
平均利用小時	4,705	4,815	4,625	5,189	4,883	5,139	4,898	5,664
總發電量(百萬兆瓦時)	11.78	6.04	5.07	3.42	3.14	1.25	1.32	0.85
淨發電量(百萬兆瓦時)	11.12	5.64	4.77	3.19	2.94	1.09	1.22	0.79
供電標準煤耗率(克/千瓦時)	332.98	359.25	344.54	350.39	349.47	378.53	374.87	377.01







董事會報告書




董事會提呈本公司及其附屬公司(「本集團」)截至二零零五年十二月三十一日止年度(「本年度」)的年報及已審核財務報表。

主要業務

本集團的主要業務是發電及供熱，所生產的電力全部供應電廠所在的省電網公司。

由於本集團位於中華人民共和國(「中國」)內主要經營單一業務，所以本財務報表無需作分部報告。

根據《國際財務報告準則》編製，本集團截至二零零五年十二月三十一日止年度的溢利，以及本集團和本公司於該日的財政狀況，載於本年報第60至第116頁。

股息

董事會建議派發截至二零零五年十二月三十一日止財政年度的股息每股人民幣0.065元(合計約人民幣391,370,473元)(二零零四年末期股息每股人民幣0.035元，合計約人民幣210,738,000元)。此股息分配方案有待於本公司二零零五年年度股東周年大會批准。

二零零五年董事會決議

二零零五年度，本公司董事會共召開十一次會議，會議決議內容主要如下：

1. 本公司於二零零五年三月二十二日召開三屆十九次會議董事會會議，決議公告刊登在二零零五年三月二十三日的《中國證券報》、《上海證券報》。

2. 本公司於二零零五年四月四日召開三屆二十次會議董事會會議，在山東省濟南市經三路14號公司會議室以通訊方式召開。本公司董事長賀恭主持了會議，本公司12名董事親自出席了會議，符合有關法律、法規及《公司章程》的有關規定，會議合法有效。馮蘭水、李長旭、鄭飛雪監事列席了本次會議。 會議審議通過了以下決議： 審議同意根據中國證監會和上海證券交易所的最新要求，將本公司三屆十九次董事會批准的《董事會議事規則》報二零零四年度股東周年大會批准；同意將監事會批准的《監事會議事規則》報二零零四年度股東周年大會批准。

3. 本公司於二零零五年四月二十六日召開三屆二十一次會議董事會會議，在山東省濟南市經三路14號公司會議室以通訊方式召開。本公司董事長賀恭主持了會議，本公司12名董事親自出席了會議，符合有關法律、法規及《公司章程》的有關規定，會議合法有效。馮蘭水、李長旭、鄭飛雪監事列席了本次會議。審議批准公司二零零五年第一季度報告。

4. 本公司於二零零五年五月十七日召開三屆二十二次會議董事會會議，決議公告刊登在二零零五年五月十八日的《中國證券報》、《上海證券報》。

5. 本公司於二零零五年六月二日召開四屆一次會議董事會會議，決議公告刊登在二零零五年六月六日的《中國證券報》、《上海證券報》。

6. 本公司於二零零五年八月十二日召開四屆二次會議董事會會議，在山東省青島即墨市金麒玉麟山莊召開。本公司副董事長陳飛虎主持了會議，本公司12名董事親自或委託出席了會議，符合有關法律、法規及《公司章程》的有關規定，會議合法有效。鄭飛雪監事列席了本次會議。會議批准公司對江蘇東台和青島即墨特許權招標項目進行投標和開展中標項目的建設工作，並授權陳建華、田沛亭、彭興宇、王映黎董事根據公司的發展戰略和競爭策略決定投標價格。

7. 本公司於二零零五年八月二十五日召開四屆三次會議董事會會議，決議公告刊登在二零零五年八月二十六日的《中國證券報》、《上海證券報》。

8. 本公司於二零零五年九月二十三日召開四屆四次會議董事會會議，決議公告刊登在二零零五年九月二十六日的《中國證券報》、《上海證券報》。

9. 本公司於二零零五年十月九日召開四屆五次會議董事會會議，在山東省濟南市經三路14號華電國際電力股份有限公司會議室以通訊方式召開。本公司董事長賀恭主持了會議，本公司12名董事親自或委託出席了會議，馮蘭水監事、李長旭監事、鄭飛雪監事列席了會議，符合有關法律、法規及《公司章程》的有關規定，會議合法有效。 會議審議了《關於公司發行資產證券化產品的議案》，並一致通過了以下決議： 1.在獲得監管部門批准後，採取專項資產管理計劃的方式分次或一次發行期限為1至5年，累計規模不超過40億元的資產證券化產品。 2.授權董事總經理陳建華先生、董事田沛亭先生及財務總監祝方新先生，就本公司發行資產證券化產品事宜，具體確定資產證券化產品的發行方案，簽署必要的文件，辦理必要的手續，以及採取其他必要的行動，並授權董事會秘書按有關監管機構的要求進行適當的信息披露。

10. 本公司於二零零五年十月二十六日召開四屆六次會議董事會會議，在山東省濟南市經三路14號公司會議室召開。本公司董事長賀恭主持了會議，本公司12名董事親自或者委託出席了會議，其中彭興宇董事委託張炳炬董事、朱崇利董事委託王映黎董事出席會議，符合有關法律、法規及《公司章程》的有關規定，會議合法有效。馮蘭水、李長旭、鄭飛雪監事列席了本次會議，會議審議批准公司二零零五年第三季度報告。

11. 本公司於二零零五年十二月二十六日召開四屆七次會議董事會會議，在山東省濟南市經三路14號公司會議室召開。本公司董事長賀恭主持了會議，本公司12名董事親自或者委託出席了會議，符合有關法律、法規及《公司章程》的有關規定，會議合法有效。馮蘭水、李長旭、鄭飛雪監事列席了本次會議。 會議通過以下決議： 1.批准《華電國際董事買賣本公司證券守則》；授權執行董事陳建華就有關員工買賣本公司證券制定相關規定，並根據法律、法規的不時修訂進行相應修改。 2.批准《關於修改本公司審計委員會工作細則》的議案，同意本公司依據香港聯交所《證券上市規則》及《企業管治常規守則》對《審計委員會工作細則》所做的修改。

上述於二零零五年進行中或已完成的有關交易詳情載列於下文「重大事項」一節內。

附屬公司、聯營公司及合營企業

本公司各附屬公司、聯營公司及合營企業於二零零五年十二月三十一日的詳情，分別載於本年報按《國際財務報告準則》編製的財務報表附註19、20及21。

銀行貸款及其它貸款

本集團及本公司於二零零五年十二月三十一日的銀行貸款及其它貸款詳情載於本年報按《國際財務報告準則》編製的財務報表附註26。

利息資本化

本集團於二零零五年度把利息資本化的詳情載於本年報按《國際財務報告準則》編製的財務報表附註8。

物業、機械裝置及設備

本集團及本公司於二零零五年度的物業、機械裝置及設備變動情況載於本年報按《國際財務報告準則》編製的財務報表附註15。

儲備

本集團及本公司於截至二零零五年十二月三十一日止年度的儲備變動載於本年報按《國際財務報告準則》編製的財務報表的綜合股東權益變動表及股東權益變動表。

捐款

本集團於二零零五年度內的慈善捐款合共約為人民幣712,960元(二零零四年:人民幣2,570,900元)。

員工退休金計劃

有關本集團員工退休金計劃的詳情載於本年報按《國際財務報告準則》編製的財務報表附註31。

職工醫療保險

本集團職工醫療保險與二零零四年度一致。根據本集團估計,執行上述醫療保險對本集團的業務營運和財務狀況不會產生重大影響。本集團除上述支出外,無須就有關職工的其他醫療費用付款。

優先購股權

根據本公司的公司章程及中國的法律,本公司並無有關優先購股權規定,致使本公司需按持股比例向現有股東呈請發售新股之建議。

股本

本公司於二零零五年度及於二零零五年十二月三十一日的股本詳情載於本年報按《國際財務報告準則》編製的本公司財務報表附註的股東權益變動表。

主要客戶及供應商

本集團於二零零五財政年度的主要客戶及供應商分別佔本集團銷售及採購總額的資料如下：

	約佔本集團總額百分比	
	銷售	採購
最大客戶	85.73%	
五大客戶總和	99.36%	
最大供應商		44.83%
五大供應商總和		75.19%

本集團將所有電力售予山東電力集團公司、四川省電力公司、寧夏電力公司及安徽省電力公司。本公司所有董事、彼等的聯繫人或任何本公司股東（據董事所知擁有本公司股本5%以上者）在本年度內任何時間概無在本集團五大供應商及客戶中擁有任何權益。

誠如本公司日期為2005年10月26日的2005年度第三季業績公告，本公司於編製2005年度第三季業績公告時獲悉截至2005年9月30日其來自山東電力（集團）有限公司（「山東電力」）的應收賬款人民幣1,069,000,000元，超逾本公司當時有關的總市值8%，故根據當時適用的上市規則第13.13條須予披露。

山東電力為中國國有企業，也是山東省唯一的一家經營電網並向山東省的終端用戶供應電力的企業。本集團於一般及日常業務過程中將本公司及其附屬公司以及於山東省內運行的發電廠的發電出售予山東電力。山東電力會在稍後的一段時間內（一般而言不會超過一個月的信貸期），參考山東省政府批准的電價按月及以一般商業條款支付電費。因此，本集團於每個會計期末的綜合財務報表中均有一定數額的付款方為山東電力的應收賬款。該等應收賬款乃本集團於一般及日常業務過程中形成，無抵押及免息。

根據上市規則於2006年3月1日生效的修訂，就上市規則第13.13條及13.14條而言，當發行人在日常業務中所產生任何應收貨款（因提供財務資助而產生者除外）及產生該項應收貨款的交易屬於按正常商業條款進行的交易，則有關應收貨款將不構成上市規則第13.13條及相關條文所指的「給予某實體的有關貸款」。因此，根據上市規則有關條文，本集團於上文所述來自山東電力的應收賬款不須再予以披露。

主要股東

就本公司董事所知悉，以下為並非本公司董事、監事、行政總裁或高級管理人員，而於二零零五年十二月三十一日在本公司股份或相關股份（視乎情況而定）中擁有根據《證券及期貨條例》（「《證券及期貨條例》」）第XV部第2和第3分部的規定須向本公司及香港聯合交易所有限公司（「聯交所」）披露其於本公司的權益或淡倉的人士，或其他於二零零五年十二月三十一日在本公司當時任何類別已發行股本中持有5%或以上權益的人士，或於二零零五年十二月三十一日本公司的其他主要股東（定義見香港聯合交易所有限公司證券上市規則（「上市規則」））：

			權益			
股東名稱	股份類別	持股數目	於二零零五年十二月三十一日約佔本公司已發行股份總數的百分比	於二零零五年十二月三十一日約佔本公司已發行內資股總數的百分比	於二零零五年十二月三十一日約佔本公司已發行H股總數的百分比	淡倉
中國華電集團公司	內資股	3,011,075,430	50.01%	65.60%	—	—
山東省國際信託投資有限公司	內資股	903,443,970	15.00%	19.68%	—	—
香港中央結算（代理人）有限公司（附註）	H股	1,421,041,900	23.60%	—	99.3%	見附註1、2、4

附註：

根據本公司董事於二零零五年十二月三十一日可獲得及已獲悉的資料、在聯交所網站可獲得的資料及就本公司董事所知悉及瞭解，於二零零五年十二月三十一日（按聯交所網站所顯示的次序）：

1. 由香港中央結算（代理人）有限公司持有的1,421,041,900股H股中，UBS AG以實益擁有人的身份及透過受控制法團共持有本公司213,769,900 股H 股（佔當時已發行H 股總數約14.94%）。根據聯交所網站所披露的資料及就本公司董事所瞭解，UBS AG 透過以下方式持有本公司的間接權益：

    (a) 6,757,000股H 股（佔本公司當時已發行H 股總數約0.47%）是由UBS Fund Services (Luxembourg) SA持有，該公司則由UBS AG 全權控制；

    (b) 14,366,000股H 股（佔本公司當時已發行H 股總數約1.00%）是由UBS Global Asset Management (Americas) Inc.持有，該公司則由UBS AG 全權控制；

(c) 1,206,000股H股(佔本公司當時已發行H股總數約0.08%)是由UBS Global Asset Management (Hong Kong) Limited持有，該公司則由UBS AG全權控制；

(d) 17,908,000股H股(佔本公司當時已發行H股總數約1.25%)是由UBS Global Asset Management (Japan) Ltd.持有，該公司則由UBS AG全權控制；

(e) 52,122,900股H股(佔本公司當時已發行H股總數約3.64%)是由UBS Global Asset Management (Singapore) Limited持有，該公司則由UBS AG全權控制；

(f) 746,000股H股(佔本公司當時已發行H股總數約0.05%)是由UBS Global Asset Management Trust Company持有，該公司則由UBS AG全權控制；

(g) 31,598,000股H股(佔本公司當時已發行H股總數約2.21%)是由UBS Global Asset Management (UK) Inc持有，該公司則由UBS AG全權控制；

(h) 1,844,000股H股(佔本公司當時已發行H股總數約0.13%)是由UBS Securities LLC持有，該公司則由UBS AG全權控制；及

(i) 26,599,100股H股(佔本公司當時已發行H股總數約1.86%)是由UBS Fund Management (Switzerland) AG持有，該公司則由UBS AG全權控制。

根據在聯交所網站所披露的資料及本公司董事所知悉及瞭解，於二零零五年十二月三十一日，UBS AG亦由UBS Securities LLC持有本公司1,844,000股H股的淡倉(佔本公司當時已發行H股總數約0.13%)，UBS Securities LLC則由UBS AG全權控制。

2. 由香港中央結算(代理人)有限公司持有的1,421,041,900股H股中，JPMorgan Chase & Co.共持有本公司的158,681,400股H股(佔本公司當時已發行H股總數約11.09%)。在該158,681,400股H股之中，其中JPMorgan Chase & Co.在可供借出的股份中持有156,626,400股H股(佔本公司當時已發行H股總數約10.95%)，其餘2,055,000股H股(佔本公司當時已發行H股總數約0.14%)則以實益擁有人的身份持有。根據聯交所網站所披露的資料及就董事所瞭解，於二零零五年十二月三十一日，JPMorgan Chase & Co.透過下列方式持有上述本公司158,681,400股H股：

   (a) 156,626,400股H股(佔本公司當時已發行H股總數約10.95%)由JPMorgan Chase Bank, N.A.以保管人法團的身份(為可供借出股份)持有，該公司則表面上由JPMorgan Chase & Co.全權控制；及

   (b) 2,055,000股H股(佔本公司當時已發行H股總數約0.14%)由J.P. Morgan Whitefriars Inc.持有，該公司則最終由JPMorgan Chase & Co.全權控制。

3. 由香港中央結算(代理人)有限公司持有1,421,041,900股H股中，Templeton Asset Management Limited以投資經理的身份總共直接持有本公司157,352,000股H股(佔本公司當時已發行H股總數約11.00%)。

4. 由香港中央結算(代理人)有限公司持有的1,421,041,900股H股中，Morgan Stanley 透過受控制法團總共持有本公司100,073,661股H股(佔當時已發行H股總數約6.99%)。根據在聯交所網站所披露的資料及就董事所知悉，於二零零五年十二月三十一日，Morgan Stanley透過以下方式持有上述本公司100,073,661股H 股：

    (a) 85,409,000股H股(佔本公司當時已發行H股總數約5.97%)是由Morgan Stanley Investment Management Company持有，該公司則由Morgan Stanley Asia Pacific (Holdings) Limited最終全權持有。Morgan Stanley International Holdings Inc. 則控制Morgan Stanley Asia Pacific (Holdings) Limited 90%權益，而Morgan Stanley International Incorporated 則控制Morgan Stanley International Holdings Inc. 80%權益，而Morgan Stanley Domestic Capital, Inc., 則控制Morgan Stanley International Incorporated 90%權益，Morgan Stanley 則最終全權控制Morgan Stanley Domestic Capital, Inc.；

    (b) 2,879,000股H股(佔本公司當時已發行H股總數約0.20%)是由Morgan Stanley Asset & Investment Trust Management Co., Limited持有，該公司則由Morgan Stanley International Incorporated全權持有。Morgan Stanley Domestic Capital, Inc.則控制Morgan Stanley International Incorporated 90%權益，Morgan Stanley則最終全權控制Morgan Stanley Domestic Capital, Inc.；

    (c) 11,753,372股H股(佔本公司當時已發行H股總數約0.82%)是由Morgan Stanley & Co International Limited持有，該公司則由Morgan Stanley Group (Europe)最終全權持有。Morgan Stanley International Limited 則控制Morgan Stanley Group (Europe) 98.3%權益，而Morgan Stanley International Incorporated 則全權控制Morgan Stanley International Limited, Morgan Stanley Domestic Capital, Inc. 則控制Morgan Stanley International Incorporated 90%權益，Morgan Stanley 則最終全權控制Morgan Stanley Domestic Capital, Inc.；

    (d) 16,862股H股(佔本公司當時已發行H股總數約0.001%)是由Morgan Stanley & Co. Incorporated 持有，Morgan Stanley則全權控制Morgan Stanley & Co. Incorporated；

    (e) 15,428股H股(佔本公司當時已發行H股總數約0.001%)是由Morgan Stanley Capital Services Inc. 控制，Morgan Stanley則全權控制Morgan Stanley Capital Services Inc.。

    根據在聯交所網站所披露的資料及就董事所知悉及瞭解，於二零零五年十二月三十一日，Morgan Stanley亦透過受控制集團持有本公司10,520,589股H 股的淡倉(佔本公司當時已發行H股總數約0.74%)，其中10,498,058股H股是由Morgan Stanley & Co International Limited持有，12,920股H股由Morgan Stanley & Co. Incorporated持有，及9,611股H股由Morgan Stanley Capital Services Inc. 持有。

除上述所披露外，根據於二零零五年十二月三十一日香港中央結算(代理人)有限公司的記錄及董事所獲得的其他資料，香港中央結算(代理人)有限公司持有的所有其他H股是代表多名人士持有的，而據董事所知悉該等人士各自並未持有本公司於二零零五年十二月三十一日已發行H股總數的5%或以上的股份。

除上述所披露外，據董事所知，於二零零五年十二月三十一日，並無任何其他人士(非本公司董事、監事、行政總裁或高級管理人員)在本公司股份或相關股份(視情況而定)中擁有根據《證券及期貨條例》第ＸＶ部第2和第3分部之規定須向本公司及聯交所披露並記錄於根據《證券及期貨條例》第336條規定而備存的登記冊的權益或淡倉，或為本公司的主要股東(定義見上市規則)。

足夠之公眾持股量

根據於本年報發出前之最後可行日期，本公司可公開所得的數據以及就董事所知悉，董事相信本公司已於截至二零零五年十二月三十一日止年度內之所有時間維持上市規則第8.08條規定的有關適用最低上市證券百分比。

董事、監事、行政總裁和高級管理層

下表列出於截至二零零五年十二月三十一日止之財政年度本公司董事、監事和高級管理層的部分數據。所有董事及監事現時的委任期均為三年，並可於每三年進行重選及重新委任時獲得續期。

姓名	在本公司擔任的職務	變動
賀　恭	董事長，非執行董事	於二零零五年六月二日年度股東會換屆獲連任
陳飛虎	副董事長，非執行董事	於二零零五年六月二日年度股東會當選
朱崇利	副董事長，非執行董事	於二零零五年六月二日年度股東會換屆獲連任
陳建華	執行董事、總經理	於二零零五年六月二日年度股東會換屆獲連任
田沛亭	執行董事	於二零零五年六月二日年度股東會換屆獲連任
王映黎	非執行董事	於二零零五年六月二日年度股東會換屆獲連任
張炳炬	非執行董事	於二零零五年六月二日年度股東會換屆獲連任
彭興宇	非執行董事	於二零零五年六月二日年度股東會換屆獲連任
丁慧平	獨立非執行董事	於二零零五年六月二日年度股東會換屆獲連任
趙景華	獨立非執行董事	於二零零五年六月二日年度股東會換屆獲連任
王傳順	獨立非執行董事	於二零零五年六月二日年度股東會換屆獲連任
胡元木	獨立非執行董事	於二零零五年六月二日年度股東會換屆獲連任
馮蘭水	監事會主席	於二零零五年六月二日年度股東會換屆獲連任
李長旭	監事	於二零零五年六月二日年度股東會換屆獲連任
鄭飛雪	監事	於二零零五年六月二日年度股東會換屆獲連任
周連青	董事會秘書	於二零零五年六月二日四屆一次董事會上獲聘任
鍾統林	副總經理	於二零零五年六月二日四屆一次董事會上獲聘任
耿元柱	副總經理	於二零零五年九月十九日四屆四次董事會上獲聘任
王文琦	副總經理	於二零零五年六月二日四屆一次董事會上獲聘任
祝方新	總會計師兼財務總監	於二零零五年六月二日四屆一次董事會上獲聘任
苟　偉	副總經理	於二零零五年九月十九日四屆四次董事會上獲聘任

本公司第三屆董事會副董事長笪鴻興先生自二零零五年六月二日(本公司二零零四年年度股東大會結束)不再擔任本公司第四屆董事會成員及副董事長職務。

於二零零五年九月十九日，根據工作變動，孫青松先生不再擔任公司副總經理職務。

於截至二零零五年十二月三十一日止年度的董事及監事酬金載於本年報按《國際財務報告準則》編製的財務報表附註10。

於二零零五年十二月三十一日，本公司各董事、監事、行政總裁或高級管理人員及彼等各自的聯繫人，概無在本公司及/或其任何相聯法團（定義見《證券及期貨條例》第XV部）的股份、相關股份及/或債券證（視情況而定）中擁有任何根據《證券及期貨條例》第XV部第7和第8分部的規定須知會本公司及聯交所的權益或淡倉（包括根據《證券及期貨條例》該等規定而被視為或當作該等董事、監事、行政總裁或高級管理人員擁有的權益或淡倉），及根據《證券及期貨條例》第352條規定須記錄於本公司保存的登記冊的權益或淡倉，或根據上市規則附錄十所載《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益或淡倉（就此而言須被視為同樣適用於監事及董事）。

於二零零五年度及於二零零五年十二月三十一日，本公司董事、監事、行政總裁或高級管理人員或彼等各自的配偶或十八歲以下的子女概無獲授任何權力，本公司（或其附屬公司、控股公司或控股公司的附屬公司）亦未作出或訂立任何安排，從而致使該等人士可藉以認購本公司或任何其他法團的任何股本證券或債務證券。

本公司現任董事、監事及高級管理層的詳細履歷（包括上市規則附錄十六第12段項下所要求的詳情（倘適用或適宜））載於第14至第19頁。

根據上市規則第3.15條，獨立非執行董事已根據上市規則第3.13條所載有關獨立性的規定出具確認函。本公司認為各獨立非執行董事均具有獨立性。

董事和監事所擁有的合約權益

本公司或其任何附屬公司、控股公司或合營企業概無訂立任何令本公司董事或監事於本財政年度年終時或本財政年度內任何時間直接或間接享有重大權益的重要合約，或建議簽定的重要合約。

董事和監事的服務合約

本公司已與各位董事及監事訂立了服務合約。各位董事或監事概無與本公司簽訂一年內若由本公司終止合約時須作出賠償（法定賠償除外）的任何服務合約。

重大事項

1. 董事會、監事會換屆

本公司第三屆董事會任職期滿，經本公司於二零零五年三月二十二日召開的董事會和監事會審議通過，並經本公司二零零五年六月二日召開的二零零四年年度股東大會審議批准，本公司第四屆董事會成員為賀恭、陳飛虎、朱崇利、陳建華、田沛亭、王映黎、張炳炬、彭興宇、丁慧平、趙景華、王傳順、胡元木，共12名；本公司第四屆監事會成員為馮蘭水、李長旭，鄭飛雪，共3名。詳情和上述各董事、監事的有關資料載於本公司二零零五年四月十七日發出的股東通函和二零零五年六月二日發出的公告。

本公司第三屆董事會副董事長笪鴻興先生自二零零五年六月二日(本公司二零零四年年度股東大會結束)不再擔任本公司第四屆董事會成員及副董事長職務。

2. 電價調整

為了解決二零零四年六月以來煤價上漲以及取消超發電價對電價的影響，國家發展和改革委員會於二零零五年四月二十二日正式下發華北、華東、華中、東北和南方電網公司實施煤電聯動政策的通知，疏導突出的電價矛盾，相應調整上網電價和銷售電價水平。本次電價調整涉及到本集團位於山東和四川的發電廠，調整自二零零五年五月一日起執行。具體調整方案載於本公司日期為二零零五年五月九日和二零零五年五月二十七日的公告。

3. A股發行

於二零零五年一月，本公司在中國境內成功發行了7.65億A股，發行價格為每股人民幣2.52元。本公司A股於二零零五年二月三日在上海證券交易所掛牌上市。本公司A股發行方案下其中1.96億股(以非上市國有股的形式)定向配售給中國華電，這些股份暫未上市流通。其餘本公司A股發行方案下的5.69億股為流通A股，佔A股發行後本公司總股本6,021,084,200股約9.45%。本次A股發行募集資金共計人民幣1,927,800,000元。由於中國華電為本公司的控股股東，本公司根據A股發行方案向中國華電發行1.96億股國有股，構成上市規則下本公司的一項關連交易；該項關連交易已獲本公司的獨立股東在二零零三年六月二十四日召開的本公司二零零二年度股東周年大會以及在二零零四年六月二十九日召開的本公司二零零三年度股東周年大會上批准。

4. 關連交易

根據上市規則的規定，除了上述本公司向中國華電作出定向配售外，本公司於截至二零零五年十二月三十一日止期間發生的關連交易有：

4.1 成立華電置業有限公司(「華電置業」)

於二零零五年四月七日，本公司與中國華電及中國華電的若干其他附屬公司就成立華電置業訂立協議。訂立該協議構成本公司的關連交易。該交易符合上市規則第14A.32(1)條的規定，故獲豁免毋須遵守上市規則第14A 章有關事先徵求獨立股東批准的規定。華電置業於二零零五年六月正式註冊成立，其註冊資本為人民幣550,000,000元，本公司持有華電置業的30% 權益。根據協議，本公司已於有關中國監管部門批准華電置業的擬定公司名稱後五日內，以現金向其出資人民幣165,000,000 元(佔華電置業30% 註冊資本)。本公司以其內部資源作為上述出資的資金來源。有關事宜的詳情載於本公司日期為二零零五年四月七日的公告。

4.2 收購安徽華電宿州發電有限公司(「宿州公司」)97% 股權及華電新鄉發電有限公司(「新鄉公司」)90% 股權之關連交易

於二零零五年六月十四日，本公司與中國華電訂立宿州公司股份轉讓協議，據此本公司以代價人民幣74,900,000 元自中國華電收購宿州公司97% 股權。於同日，本公司與中國華電訂立新鄉公司股份轉讓協議，據此本公司以代價人民幣90,100,000 元自中國華電收購新鄉公司90% 股權。由於中國華電為本公司控股股東，因此為一名本公司的關連人士，宿州公司股份轉讓協議及新鄉公司股份轉讓協議各自(及其協議項下的有關交易)根據上市規則第14A 章構成本公司的關連交易。根據上市規則第14A.25 條合併計算，兩份股份轉讓協議項下的交易，根據上市規則第14A 章的規定，須待獨立股東於臨時股東大會上批准，方可進行。這些交易已於二零零五年八月二十四日召開的臨時股東大會已經獲得獨立股東的批准。中國華電於臨時股東大會上就批准各協議及其項下交易的普通決議案放棄其表決權(以投票方式運行)。

有關事宜的詳情載於本公司日期為二零零五年六月十四日的公告，於二零零五年七月六日發出的臨時股東大會通知和股東通函(含獨立董事委員會函件及其致獨立股東的推薦意見以及獨立財務顧問的意見函件)及本公司於二零零五年八月二十四日發出的公告。並於二零零五年十二月十九日獲得中國國有資產管理機構的批准文件，故此，宿州公司股份轉讓協議及新鄉公司股份轉讓協議項下的全部先決條件已經達成，收購被視為正式生效。

4.3 鄒縣發電廠與中國華電工程公司簽訂協議

於二零零五年十一月二十四日，鄒縣發電廠與中國華電工程公司訂立協議。根據該協議，鄒縣發電廠已以總合同價格人民幣76,658,000元(約73,709,615港元)委聘中國華電工程公司設計、興建及安裝鄒縣發電廠第四期擴容項目興建中的兩台1,000MW發電機組所需的廢水循環系統。

由於中國華電工程公司為中國華電(即本公司的控股股東)的全資附屬公司，中國華電工程公司為中國華電的聯繫人，因此就上市規則而言，乃本公司的關連人士。因此，該協議構成本公司的關連交易，須符合上市規則第14A章下的申報及公告的規定，但獲豁免遵守須由獨立股東批准的規定。

有關事宜的詳情載於本公司日期為二零零五年十一月二十四日的公告。

4.4 濰坊發電廠改制為華電濰坊發電有限公司

濰坊發電廠為一間由本公司管理的發電廠。本公司及山東省國際信託投資有限公司分別各自持有其30%權益，餘下40%由濰坊市投資公司持有。於二零零五年十一月一日，本公司、山東省國際信託投資有限公司及濰坊市投資公司訂立重組協議，據此，濰坊發電廠擬根據有關中國法律重組為華電濰坊發電有限公司。

華電濰坊發電有限公司於成立時的註冊資本總額將為人民幣200,000,000元，根據重組協議，本公司、山東省國際信託投資有限公司及濰坊市投資公司須向華電濰坊發電有限公司注入淨資產分別相當於人民幣60,000,000元、人民幣60,000,000元及人民幣80,000,000元。

於二零零五年十一月一日，本公司、山東省國際信託投資有限公司及濰坊市投資公司訂立投資協議，據此，協議各方同意於華電濰坊發電有限公司成立後向其增資及進一步投資。根據投資協議，待根據重組協議成立華電濰坊發電有限公司後，初步增資人民幣200,600,000元，華電濰坊發電有限公司的註冊資本將由人民幣200,000,000元增至人民幣400,600,000元。根據投資協議，本公司、山東省國際信託投資有限公司及濰坊市投資公司同意向華電濰坊發電有限公司增資及進一步投資共計人民幣1,050,000,000元(約1,009,615,385港元)，其中人民幣200,600,000元的注資將成為華電濰坊發電有限公司的經擴大註冊資本，其餘人民幣849,400,000元將成為其資本儲備。緊接擬進行的增資後，本公司、山東省國際信託投資有限公司及濰坊市投資公司將分別擁有華電濰坊發電有限公司經擴大後註冊資本的45%、30%及25%權益。目前，經本公司對濰坊發電有限公司增資擴股和變更工商登記手續後，本公司持有其45%的權益。

關於上述協議，按照上市規則第14.07條計算的有關「百分比率」，根據上市規則，協議構成本公司須予披露的交易。此外，山東省國際信託投資有限公司為本公司的一名發起人及一名主要股東，因此為本公司的關連人士。此外，濰坊公司於成立時將成為山東省國際信託投資有限公司的聯營公司，因此亦為本公司的關連人士。故根據上市規則第14A章，該等協議及其項下的交易構成，或將構成，本公司的關連交易。本公司已就此事於二零零五年十一月二日發佈了有關濰坊發電廠公司改制的須予披露及關連交易的公告。並於二零零五十二月二十三日臨時股東大會上獲得獨立股東的批准。山東省國際信託投資有限公司於臨時股東大會上就批准各協議及其項下交易的普通決議案放棄其表決權(根據上市規則的要求以投票方式進行)。

本公司就上述協議設立一個包括所有獨立非執行董事在內的獨立董事委員會，向獨立股東就上述協議提供意見。本公司聘請金榜融資(亞州)有限公司為公司獨立財務顧問，就上述協議的條款是否公平合理及協議是否符合本公司及其整體股東的利益向獨立董事委員會及獨立股東提供意見。

本公司一併發出一份根據上市規則載有有關協議進一步資料的通函(包括獨立董事委員會函件及其致獨立股東的推薦意見以及獨立財務顧問的意見函件)寄發予股東。

有關事宜詳情載於本公司日期為二零零五年十一月二日的公告及日期為二零零五年十一月七日的股東通函和臨時股東大會通知。

5. A股募集資金使用情況

本公司於二零零五年通過發行A股募集資金淨額約為人民幣1,885,501,200元。募集資金在本年度已全部使用完畢。

所有承諾項目均沒有變更，使用情況詳情見下表：

單位：千元　幣種：人民幣

承諾項目名稱	擬投入金額	實際投入金額
歸還因收購廣安公司80%股權價款發生的銀行借款	475,500	475,500
償還廣安二期項目銀行借款和未付工程款	370,000	320,000
投資寧夏中寧電廠擴建工程	185,000	60,000
投資鄒縣電廠四期工程	1,000,000	1,030,001.2
合計	2,030,500	1,885,501.2

購入、出售或贖回上市證券

於二零零五年財政年度內，本公司及各附屬公司均沒有購入、出售或贖回任何其已發行證券（「證券」一詞的含義見上市規則附錄十六第1條）。（不計新發證券）

財務概要

本集團截至二零零五年十二月三十一日止五個年度各年按《國際財務報告準則》編製的業績及資產與負債概要，載於第117頁。

本公司並不知悉截至二零零五年十二月三十一日止年度發生任何事項須根據上市規則第13.13條至第13.19條作出披露。

重大訴訟

於二零零五財政年度內，本集團並無涉及任何重大法律訴訟或仲裁事項。此外，據本公司董事所知，於二零零五年十二月三十一日，本集團亦無任何尚未了結或可能提出或被控的重大訴訟或索償。

委託存款及逾期定期存款

於二零零五年十二月三十一日，本集團存放於財務機構或其他方的存款並沒有任何委託或信託存款或本集團在到期時未能收回的任何重大定期存款。

審核委員會

本公司的審核委員會已審閱按《國際財務報告準則》編製的截至二零零五年十二月三十一日止年度的財務報表。

核數師

本公司於過去三年內，均沒有更換核數師。本公司將於即將召開的二零零五年股東周年大會中提呈決議案，將分別續聘畢馬威華振會計師事務所及畢馬威會計師事務所為本公司二零零六年度的境內及國際核數師。

承董事會命
賀恭
董事長

中華人民共和國山東省濟南市
二零零六年三月二十四日



企 業 管 治 報 告





本公司的企業管治常規守則包括但不限於以下文件：

1. 公司章程；

2. 公司股東大會、董事會和監事會議事規則；

3. 公司董事會審核（審計）委員會、薪酬與考核委員會、戰略委員會工作細則；

4. 公司投資項目議事規則；

5. 《華電國際董（監）事買賣本公司證券守則》；及

6. 《華電國際員工買賣本公司證券守則》。

董事會堅守公司管治原則，以求達致穩健管理及為股東增值。該等原則重視透明度、問責性及獨立性。

董事會經檢討本公司所採納有關企業管治的文件後，認為文件中已達到香港聯合交易所有限公司（下稱「香港聯交所」）證券上市規則（下稱《上市規則》）附錄14《企業管治常規守則》（下稱《守則》）列載的原則、守則條文及大部分建議最佳常規。在某些方面，本公司採納的企業管治守則比《守則》列載的守則條文更為嚴格。

比《守則》條文所列載的條文更為嚴格的主要方面：

- 本公司已經為董事及監事制訂了《華電國際董（監）事買賣本公司證券守則》，同時還為員工制訂了《華電國際員工買賣本公司證券守則》。這些規定並不比《上市規則》附錄十的《上市發行人董事進行證券交易的標準守則》寬鬆。

- 除了審核（審計）委員會和薪酬及考核委員會之外，本公司設立了戰略委員會，並制訂了《戰略委員會工作細則》。

- 在二零零五財政年度內，本公司共召開11次董事會。

- 審核（審計）委員會共有五名成員，其中兩名為非執行董事，三名為獨立非執行董事。

董事會

本公司以一個行之有效的董事會為首，董事會負責本公司的領導及監控工作。各董事通過指揮及監督公司事務，集體負責推動公司的事務。我們認為各董事客觀行事，所作決策符合本公司利益。

本公司現任董事會的組成如下：

賀　恭	董事長，非執行董事
陳飛虎	副董事長，非執行董事
朱崇利	副董事長，非執行董事
陳建華	執行董事
田沛亭	執行董事
王映黎	非執行董事
張炳炬	非執行董事
彭興宇	非執行董事
丁慧平	獨立非執行董事
趙景華	獨立非執行董事
王傳順	獨立非執行董事
胡元木	獨立非執行董事

董事之個人資料及其之間的相關關係已詳載於本年報董事及高級管理職員一節。每屆董事任期三年。董事任期屆滿，連選可以連任。獨立非執行董事連任時間不得超過六年。所有為填補臨時空缺而被委任的董事應在接受委任後的首次股東大會上接受股東選舉，但該董事的任期應於該屆董事會換屆時終止。所有董事須於首次獲委任時向董事會申報在其他公司或機構擔任董事或其他職務的身份，有關利益申報每年更新一次。倘董事會在討論任何議案時認為董事或其任何聯繫人在當中存在利益衝突，該董事須申報利益及放棄投票。

本公司的獨立非執行董事已根據上市規則第3.13條之規定提交確認其符合獨立性之書面確認。本公司的獨立非執行董事具備廣泛的技巧和經驗。在十名非執行董事中，有四名(達到董事總人數的三分之一)為獨立非執行董事，其中王傳順董事為會計人士。他們能充分發揮監察和平衡的重要作用，保障股東和公司的整體利益。董事會認為所有獨立非執行董事都能有效地做出獨立判斷，並皆符合載於上市規則第3.13條之獨立性指引，並根據該指引條文屬獨立人士。

為了確保董事會程序及所有適用規則均獲得遵守，董事都可取得董事會秘書的意見和享用其服務。

董事長及總經理

為提高獨立性、問責性及負責制，公司董事長與總經理分別由不同人士擔任。董事長由賀恭先生擔任，總經理由陳建華先生擔任。董事長是公司的法定代表人，負責管理董事會的運作，確保董事會以符合公司最佳利益的方式行事，確保董事會有效運作及履行應有職責並就各項重要及適當事務進行討論，確保董事獲得準確、及時和清楚的資料。董事長委派董事會秘書負責擬定每次董事會會議議程及考慮其他董事提議加入議程的任何事項，並確保所有董事就在董事會會議上的事項獲得適當的簡介，並適時獲得足夠可靠的資料。具體而言，董事長的職務包括但不限於如下事項：

主持股東大會和召集、主持董事會會議；

檢查董事會決議的實施情況；

簽署公司發行的證券；

簽署董事會重要文件和其他應由公司法定代表人簽署的其他文件；

行使法定代表人的職權；

在發生特大自然災害等不可抗力的緊急情況下，對公司事務行使符合法律規定和公司利益的特別處置權，並在事後向公司董事會和股東大會報告。

總經理帶領管理層負責公司的日常營運。總經理連同其他執行董事及各業務部門之管理隊伍負責管理公司的業務，包括實施董事會採納之政策，並就公司整體營運向董事會負則。總經理所行使的職權詳見於本年報第47頁。

董事會會議

董事會每年至少召開四次會議，大約每季一次，由董事長召集，確保董事會有效履行其各方面的職責，並負責擬定董事會會議議程及考慮其他董事提議加入議程的事項。定期會議召開14日前發出通知，10日前將會議議程及相關會議文件送交全體董事。

有下列情形之一的，董事長在7個工作日內召開臨時董事會議：
董事長認為必要時；
三分之一以上董事聯名提議時；
二分之一以上獨立董事聯名提議時；
監事會提議時；
總經理提議時。

董事會及臨時董事會會議的通知方式為：傳真、特快專遞、掛號空郵或專人遞送形式向每名董事發出通知。

董事會例會的時間和地點如已由董事會事先規定，其召開無須發給通知。除此之外，董事長或有關的提議人士將提議及會議之議程以書面方式通知公司董事會秘書，董事會秘書在收到上述之書面通知後在董事會會議召開的10日前將會議時間、地點及議程通知董事，但任何董事皆有權在通知發出之前或之後放棄收到通知的權利。且董事會秘書把上述之會議通知在會議前抄送監事會主席。

每名董事有一票表決權。董事會做出決議，均按照有關法律、法規和《公司章程》的規定，經全體董事的過半數或三分之二多數通過。

董事會會議，由董事本人出席。董事會例會或臨時會議可以電話會議形式或借助類似通訊設備舉行，只要與會董事能聽清楚其他董事講話，並進行正常交流，所有與會董事均被視作已親自出席會議。

董事因故不能出席的，便以書面形式委託其他董事代為出席董事會，委託書中載明了授權範圍。

作為出席會議的董事均在授權範圍內行使董事的權利。董事未出席某次董事會議，亦未委託代表出席的，被視作已放棄在該次會議上的投票權。

董事會秘書會對董事會會議上所考慮事項及達致的決定作足夠詳細的記錄，包括董事提出的任何疑慮或反對的意見。董事會秘書於董事會結束後的合理時間段內，一般會將董事對議案內容有分歧的會議的初稿及最終稿發送全體董事，初稿供董事發表意見，最終定稿則作其記錄之用。

董事會接納書面議案以代替召開董事會會議，該等議案草案以專人送達、郵寄、電報或傳真方式送交每一位董事。如果簽字同意的董事已達到法律、行政法規和公司章程規定的就該等事項做出決定的法定人數，並以上述方式送交董事會秘書，除非適用的法律、法規及/或有關上市規則另有規定，該等議案成為董事會決議，無須另行召集董事會會議。

凡未按法定程序形成經董事會簽字的書面決議，即使每一位董事都以不同方式表示過意見，亦不具有董事會決議的法律效力。

董事會及其轄下委員會的會議記錄將由董事會秘書備存，若有任何董事要求查閱，董事會秘書將在合理的時段內向該董事公開有關會議記錄。

為確保良好的企業管治，董事會已成立了如下小組委員會：審核委員會及審計委員會、薪酬與考核委員會和戰略委員會，並按照法律、法規和《守則》所訂的原則制定其職權範圍。各專門委員會設在本公司的相關職能部門負責為這些委員會撰寫會議文件，而委員會向董事會匯報工作。

董事會對股東大會負責，亦須對財務資料的完整性以及本公司內部監控制度及風險管理程序的效能負責。董事會亦肩負編製本公司財務報表的責任。達致本公司業務目標及日常業務運作的責任交由總經理承擔。董事會定期檢討總經理的職能及賦予總經理的權力，以確保此安排仍然適當。董事會亦定期檢討各營業部門議定的預算及業務目標有關的業績表現，並保留行使多項職權，包括：

(1) 負責召集股東大會，並向股東大會報告工作；
(2) 執行股東大會的決議；
(3) 決定本公司的經營計劃和投資方案；
(4) 制定本公司的年度財務預算方案、決算方案；
(5) 制定本公司的利潤分配方案和彌補虧損方案；
(6) 制定本公司增加或者減少註冊資本、發行公司債券或其他證券及上市方案；
(7) 擬定本公司重大收購、回購本公司股票或者合併、分立和解散方案；
(8) 在股東大會授權範圍內，決定本公司的風險投資、資產抵押及其他擔保事項；
(9) 決定本公司內部管理機構的設置；
(10) 聘任或者解聘本公司的總經理、董事會秘書；根據總經理的提名，聘任或者解聘公司副總經理、財務負責人等高級管理人員，並決定其報酬事項和獎懲事項；
(11) 制定本公司的基本管理制度；
(12) 制定本公司章程的修改方案；
(13) 管理本公司信息披露事項；
(14) 向股東大會提請聘請或更換為公司審計的會計師事務所；
(15) 聽取公司總經理的工作匯報並檢查總經理的工作；
(16) 法律、行政法規或公司章程規定，以及股東大會授予的其他職權。

董事會做出前述決議事項，除第(六)、(七)、(十二)項及對外擔保須由三分之二以上的董事表決同意外，其餘可由半數以上的董事表決同意。

本公司總經理對董事會負責，行使下列職權：

主持本公司的生產經營管理工作，組織實施董事會決議；
擬定本公司的發展計劃、年度生產經營計劃、年度財務預算、決算方案、稅後利潤分配方案和虧損彌補方案；
組織實施本公司年度經營計劃和投資方案；
擬訂本公司內部管理機構設置方案；
擬訂本公司的基本管理制度；
制定本公司的基本規章；
提請聘任或者解聘本公司副總經理和財務負責人；
聘任或者解聘除應由董事會聘任或者解聘以外的負責管理人員；
擬定本公司職工的工資、福利、獎懲，決定公司職工的聘用和解聘；

提議召開董事會臨時會議；
代表本公司對外處理重要業務；
公司章程和董事會授予的其他職權。

本公司在從二零零五年一月一日至二零零五年十二月三十一日的財政年度內共舉行董事會11次。

董事		**出席次數(附註)**	**會議次數**
賀　恭	董事長	11	11
陳飛虎*	副董事長	7	7
朱崇利	副董事長	11	11
陳建華	執行董事	11	11
田沛亭	執行董事	11	11
笪鴻興*	執行董事	4	4
王映黎	非執行董事	11	11
張炳炬	非執行董事	11	11
彭興宇	非執行董事	11	11
丁慧平	獨立非執行董事	11	11
趙景華	獨立非執行董事	11	11
王傳順	獨立非執行董事	11	11
胡元木	獨立非執行董事	11	11

* *陳飛虎先生於二零零五年六月二日，二零零四年年度股東大會上，獲委任為公司副董事長，非執行董事。*

* *笪鴻興先生自二零零五年六月二日，二零零四年年度股東大會結束時起不再擔任執行董事及副董事長職務。*

(附註)　包含委託出席。

董事就財務報表所承擔的責任

董事確認須就編製本集團財務報表承擔有關責任。

本公司安排周曉東先生(一名具備香港會計師公會及特許公認會計師公會會員資格的顧問)協助祝方新先生履行合資格會計師的職責，掌管會計部門。在該部門協助下，董事確保本公司財務報表的編製符合有關法律、法規及適用之會計準則。董事並確保本公司財務報表適時予以公告。

本公司核數師就本公司財務報表所作之申報責任聲明列載於本年報第59頁之國際核數師報告書內。

董事進行之證券交易

本公司採納《上市規則》附錄十所列載的《上市發行人董事進行證券交易的標準守則》(《標準守則》)所訂的標準作為董事進行證券交易的行為準則。本公司在遵守《標準守則》的同時，制定了《華電國際電力股份有限公司董(監)事買賣本公司證券守則》，要求董(監)事在任職之始簽訂董(監)事關於交易股票的聲明，聲明中承諾：如果董(監)事及其關聯人、實體要進行股票交易須向董(監)事會申報。在得到註明日期的書面肯定答復後方可進行證券交易，以保證其和/或其的相關人或實體買賣本公司證券的行為合乎香港聯交所和上海證券交易所上市規則以及該等守則關於董(監)事買賣上市公司證券的要求。

截至二零零五年十二月三十一日，在向所有董(監)事做出特定查詢後，本公司的董(監)事都遵守《標準守則》所定有關董(監)事進行證券交易的標準及本公司所制定的《華電國際電力股份有限公司董(監)事買賣本公司證券守則》。

審核委員會與審計委員會

根據香港上市規則，董事會於一九九九年八月成立了審核委員會。其後，根據中國上市規則，董事會於二零零四年三月成立了審計委員會。這兩個委員會是由相同的五名成員組成，其中三名為本公司的獨立非執行董事，其餘二名為本公司的非執行董事。目前這五名成員中包括一名會計專業人士。這五名成員組成的委員會具有雙重職能，同時按照香港上市規則及香港會計師公會頒佈的《成立審核委員會指引》及中國證監會《上市公司治理準則》的規定工作，並制訂了《華電國際電力股份有限公司董事會審計委員會工作細則》，詳盡地列明了其職權範圍及功能。

現在審核(審計)委員會由獨立非執行董事胡元木先生擔任主席，包括四名委員，即獨立非執行董事丁慧平和王傳順以及非執行董事彭興宇和王映黎，主要負責公司內、外部審計的溝通、監督和核查工作並向董事提出有關審計、內部控制及企業管治的意見。

審核(審計)委員會的職權範圍載於公司網站：http://www.hdpi.com.cn/st/TZ/DSWYH/SHENGJI.HTM

審核(審計)委員會於二零零五年度內共召開三次會議(平均出席率為100%)。各成員董事的出席率如下：

董事	出席次數/會議次數	出席率
胡元木	3/3	100%
丁慧平	3/3	100%
王傳順	3/3	100%
彭興宇	3/3	100%
王映黎	3/3	100%

審核(審計)委員會審核了本公司年度及中期財務報告的有關資料，仔細審閱了董事會報告書、核數師報告書等。

薪酬與考核委員會

公司設有薪酬與考核委員會。該委員會是董事會按照股東大會決議設立的董事會專門工作機構，主要負責研究公司董事及高級管理人員的考核標準、進行考核並提出建議；負責研究、審查公司董事及高級管理人員的薪酬政策與方案，對董事會負責。委員會已審閱現有酬金政策，並向董事會提出更改酬金政策和制度的建議。每次會議後，委員會向董事會報告。任何董事不得參與訂定本身的酬金。

委員會的職權範圍已獲董事會通過並載於本公司網頁http://www.hdpi.com.cn/st/TZ/DSWYH/XINCHOU.HTM。

現任薪酬與考核委員會由獨立非執行董事趙景華先生擔任主席。委員包括副董事長陳飛虎、非執行董事王映黎、獨立非執行董事丁慧平和胡元木。

薪酬與考核委員會於二零零五年三月二十二日，召開董事會薪酬委員會的三屆三次會議。委員會成員董事的出席率如下：

董事	出席次數/會議次數	出席率
趙景華	1/1	100%
*笪鴻興	1/1	100%
王映黎	1/1	100%
丁慧平	1/1	100%
胡元木	1/1	100%

* *笪鴻興先生於二零零五年六月二日不再擔任薪酬與考核委員會委員職務。*

本公司執行董事、總經理及其他高管人員之酬金乃根據其個人之技能、知識水平及對事務之投入程度，並參照本公司業績與盈利狀況、同業水平及市場環境而釐定。

二零零五年度總經理年薪方案

為實現公司二零零五年度發展戰略目標提供必要保障，確保完成董事會的年度工作任務，結合本公司的實際以及諮詢機構的建議，對總經理實行與年度業績掛鈎的年薪方案。

薪酬委員會根據本公司的發展戰略、企業文化、企業的生命周期，並參照同類上市公司薪酬水平，結合本公司的實際，確定二零零五年本公司總經理的年薪基數為 43萬元人民幣。

二零零五年總經理年薪分為基本年薪、風險年薪和獎懲年薪三部分。基本年薪用於保障總經理的基本生活需要，基本年薪按月發放，為固定性薪金收入，確定為年薪基數的30%；風險年薪與企業的年度經營考核指標掛鈎，根據總經理的年度考核指標的完成率及相應指標權重進行核定，按照加大考核力度，提高浮動比例的原則，確定為年薪基數的60%；獎懲年薪是薪酬委員會根據對公司總經理年度業績綜合評價進行獎懲的薪酬，基數為年薪基數的10%，是浮動性薪酬。

其他高級管理人員二零零五年度激勵與考核辦法

為實現本公司二零零五年度發展戰略目標提供必要保障，確保完成董事會的年度工作任務，薪酬委員會結合公司的實際以及諮詢機構的建議，制定以下其他高級管理人員（包括副總經理、財務總監、總工程師、董事會秘書等，簡稱「有關高管人員」）二零零五年度激勵與考核辦法。

對於有關高管人員的激勵與考核，由董事總經理提出相應辦法，董事會批准後，由薪酬委員會考核兑現。

由於本公司整體戰略目標的一致性，以及有關高管人員與總經理績效的高度關聯性，二零零五年，有關高管人員年度薪酬以總經理年薪收入為基準，根據董事會批准的總經理年度考核指標，對高管人員不同崗位設置相關的考核指標並考慮相應的崗位級別係數、崗位職責係數來進行核定。

有關高管人員年度薪酬分為基本薪酬、風險薪酬和獎懲薪酬三部分。基本薪酬用於保障有關高管人員的基本生活需要，基本薪酬按月發放，為固定性薪金收入。風險薪酬與高管人員所在崗位的年度經營考核指標掛鈎，在有關高管人員年薪中所佔比重最大。獎懲薪酬是通過綜合評價有關高管人員綜合業績而進行的獎懲。

獨立非執行董事之津貼

本公司於二零零五年六月二日舉行的四屆一次董事會上做出決議，本公司每年向每位獨立非執行董事支付獨立董事津貼為稅前人民幣五萬元整。

現任董事、監事及高級管理層酬金（津貼）表（個人所得稅前）

姓名	職務	董事薪酬（津貼）（人民幣元）
賀　恭	董事長，非執行董事	0
陳飛虎	副董事長，非執行董事	0
朱崇利	副董事長，非執行董事	0
陳建華	執行董事，總經理	734,930
田沛亭	執行董事	736,482
彭興宇	非執行董事	0
張炳炬	非執行董事	0
王映黎	非執行董事	0
丁慧平	獨立非執行董事	50,000（津貼）
趙景華	獨立非執行董事	50,000（津貼）
王傳順	獨立非執行董事	50,000（津貼）
胡元木	獨立非執行董事	50,000（津貼）
馮蘭水	監事會主席	0
李長旭	監事	0
鄭飛雪	監事	410,338
周連青	董事會秘書，公司秘書	479,529
鍾統林	副總經理	667,572
耿元柱	副總經理	514,803
王文琦	副總經理	664,707
祝方新	財務總監	667,326
苟　偉	副總經理	515,931

董事提名

本公司目前沒有成立提名委員會，董事會、監事會或股東直接負責提名董事。他們根據有關標準挑選及推薦董事人選，包括考慮經他人推薦的人選及有需要時使用招聘公司的服務。有關標準包括董事之適當專業知識及行業經驗、個人操守、誠信及技能，以及付出足夠時間之承諾。

董事候選人名單以提案的方式提請股東大會決議。

除獨立董事之外的其他董事候選人由董事會、監事會、單獨或者合併持有公司有表決權的股份總數5%以上的股東提名，由本公司股東大會選舉產生。

本公司獨立董事候選人由本公司董事會、監事會、單獨或者合併持有公司有表決權的股份總數1%以上的股東提名，由本公司股東大會選舉產生。

在二零零五年三月二十二日舉行的三屆十九次董事會上，董事會專項討論並審議通過了董事會換屆的議案，同意公司第四屆董事會候選人為：賀恭、陳飛虎、朱崇利、陳建華、田沛亭、王映黎、張炳炬、彭興宇、丁慧平、趙景華、王傳順、胡元木。上述所有提名均已在二零零四年度股東周年大會上獲得批准。

在三屆十九次董事會上，董事長賀恭主持了會議，十二名董事親自或委託他人出席了會議，其中陳建華董事委託田沛亭董事，張炳炬董事委託彭興宇董事出席會議。

年內，董事會再無其他成員辭任。所有於二零零四年年度股東大會上依照公司章程進行董事會換屆的董事均願意接受股東選擇連任。有鑒於此，董事會再無召開其他專項會議討論董事提名。

核數師

於截至二零零五年十二月三十一日止年度，公司核數師畢馬威會計師事務所和畢馬威華振會計師事務所收取之費用總計約人民幣500萬元。審計費用經審核(審計)委員會及董事會審議並經股東大會批准。

審核(審計)委員會已決議再次委任畢馬威會計師事務所和畢馬威華振會計師事務所進行二零零六年財政年度的法定審計工作。此決議已獲得董事會通過，並有待股東於二零零五年年會上作最終批准和授權。

與投資者關係

本公司承諾作公正的披露及提供全面而透徹的報告。董事長的最終責任是確保與投資者有有效的溝通，並確保董事會明白主要股東的意見。因此，董事長須為此與股東會面。董事會與主要股東的日常接觸主要是通過董事會秘書進行。

最近期的股東周年大會於二零零五年六月二日，在北京舉行。董事長、審核(審計)委員會主席及薪酬與考核委員會主席亦在股東周年大會上回答提問。於股東周年大會上，每項事宜均以決議案個別提出，以投票方式進行表決。

由高級管理人員主持簡報會及出席與機構投資者及財務分析員的會議，是投資者關係常規項目的一部分，以便就本公司的業績表現及業務目標作雙向溝通。投資者及公眾可登陸公司網址，從網上資料庫下載簡報會文稿資料，網址內亦載有關於本公司各項業務的詳細資料。

本公司還不時主動為分析師及投資者安排反向路演的活動，使他們能與本公司管理層、運營公司管理層、基層員工和用戶有更直接的溝通和瞭解，並進行實地考察，參觀不同地方分公司的業務及營業地點等。

如欲向董事會做出任何查詢，股東可通過股東熱線86531-82366808、82366095、82366096、電郵hdpi@hdpi.com.cn或傳真86531-82366090聯絡董事會秘書，或直接於年會或特別大會上直接提問。關於股東召開年會或特別大會及提呈決議案的程序，可通過上述途徑向董事會秘書查詢。

承董事會命
賀　恭
董事會

中華人民共和國山東省濟南市
二零零六年三月二十四日



監 事 會 報 告 書







致各位股東：

自本公司成立以來，公司監事會成員始終以維護股東和本公司利益為宗旨，嚴格按照《中華人民共和國公司法》、本公司《章程》和香港的有關法律、法規履行職責。

二零零五年，本監事會列席了本公司的董事會會議，考察了公司重大活動，瞭解了公司的發展及生產經營情況。我們認為管理層遵守信用、遵守法律，在本公司的經營、發展、生產管理等各方面，為本公司做出了積極的貢獻，其管理工作是有效的、恰當的，是完全為股東的最大利益著想的。

一 監事會二零零五年工作情況

二零零五年，本公司監事會召開六次會議，會議內容如下：

1. 第三屆五次會議於二零零五年三月二十二日，在中華人民共和國北京市宣武區菜園街1號北京中環假日酒店召開。審議批准《2004年度監事會報告書》、《2004年度財務決算報告》、《2004年度利潤分配預案》、《2004年度報告及摘要》、《監事會議事規則》、《監事會換屆的議案》。

2. 第三屆六次會議，於二零零五年四月四日，在山東省濟南市經三路14號公司會議室以通訊方式召開。審議同意根據中國證監會和上海證券交易所的最新要求，將公司三屆五次監事會批准的《監事會議事規則》報董事會召集的二零零四年年度股東大會批准。

3. 第四屆一次會議，於二零零五年六月二日在中華人民共和國北京市通州區南香河經濟技術開發區中信國安第一城召開。審議同意《關於選舉監事會主席的議案》。

4. 第四屆二次會議，於二零零五年八月二十四至二十五日，在中華人民共和國北京市宣武區菜園街1號北京中環假日酒店召開。審議批准《公司2005年中期報告及財務報告》。

5. 第四屆三次會議，於二零零五年十月二十六日，在山東省濟南市經三路14號公司會議室召開。審議批准《公司2005年第三季度報告》。

6. 第四屆四次會議，於二零零五年十二月二十六日，在山東省濟南市經三路14號公司會議室召開。審議批准《華電國際監事買賣本公司證券守則》。

二零零五年，本公司嚴格按照《公司法》、公司章程及其他法律法規進行規範運作，公司董事及高級管理人員在執行職責時沒有違反國家法律法規和公司章程或損害公司利益的行為。本公司的關聯交易公平、合理，不存在損害公司及股東利益的情況。

二 監事會對本公司依法運作情況的獨立意見

監事會根據國家有關的法律和法規，對於本公司股東大會和董事會會議召開程序、決議事項、董事會對股東大會決議的執行情況、公司高級管理人員履行職責的情況、公司內部管理制度等情況進行了認真的監督。

監事會認為：董事會能夠嚴格按照公司法、證券法、公司章程及其他有關法規和制度進行規範化運作。工作認真負責，決策科學合理。公司的各項管理制度行之有效，並同時根據發展需要正積極完善內部控制制度。公司的各項經營活動符合法律、法規規定。監事會在檢查公司財務情況、監督公司董事及高級管理人員履行職責情況時，未發生任何違紀違規行為，或未發現任何損害股東權益的問題。

三 監事會對檢查本公司財務情況的獨立意見

監事會認真審核了本公司二零零五年度財務決算報告，二零零五年度利潤分配方案、二零零五年度報告和本公司境內外審計師審計後出具的無保留意見的二零零五年度財務審計報告等有關材料。

監事會認為：本公司二零零五年度的財務決算報告真實可靠，客觀的反映了本公司的財務狀況和經營業績。監事會同意審計師出具的本公司財務審計報告，同意本公司二零零五年度利潤分配方案。

四 監事會對本公司最近一次募集資金實際投入情況的獨立意見

本公司最近一次募集資金是二零零五年二月三日境內發行上市的A股，其募集資金的用途與公司在招股説明書裏的承諾是一致的。

五 監事會對本公司收購出售資產情況的獨立意見

在報告期內本公司沒有發生出售資產的情況，無發現任何內幕交易。沒有發現損害股東權益，或造成公司資產流失的情況。

六 監事會對本公司關聯交易情況的獨立意見

二零零五年度，本公司共發生四次關連交易，分別為：投資華電置業、收購宿州公司和新鄉公司97%和90%的股權、濰坊發電廠公司制改制、以及與中國華電工程（集團）有限公司簽訂《城市中水深度處理工程協議》。

監事會認為：本公司的收購項目所支付的價格是合理的，關聯交易是公平的，收購交易符合公司和全體股東的利益。

監事會今後將繼續認真履行職責，為維護全體股東的利益而努力工作。監事會對本集團所取得的工作成就表示滿意，對本集團今後的發展前景充滿信心。

監事會主席
馮蘭水

中華人民共和國山東省濟南市
二零零六年三月二十四日

公司資料

法定地址	中華人民共和國 山東省濟南市 經三路14號
授權代表	陳建華 周連青
公司秘書	周連青
香港股份過戶登記處	香港證券登記有限公司 香港 灣仔皇后大道東183號 合和中心17樓
核數師	畢馬威會計師事務所 執業會計師 香港 中環 太子大廈8樓
本公司法律顧問 **香港及美國法律**	貝克•麥堅時律師事務所 香港 中環 夏慤道10號 和記大廈14樓
中國法律	海問律師事務所 中華人民共和國 北京市 朝陽區 東三環北路二號 南銀大廈1711室

公司刊物

本公司之二零零五年度中期業績報告及年報分別於二零零五年八月和二零零六年四月出版。有關中期業績報告及年報可在下列地址索取：

中國	華電國際電力股份有限公司 中華人民共和國 山東省濟南市 經三路14號 電話：(86 531)8236-6222 傳真：(86 531)8236-6090
香港	皓天公關財經顧問有限公司 香港灣仔港灣道1號 會展廣場辦公大樓31樓3103室 電話：(852)2851-1038 傳真：(852)2815-1352

致華電國際電力股份有限公司各股東
國際核數師報告書
（於中華人民共和國成立的有限責任公司）

我們已審核刊於第60至第116頁按照《國際財務報告準則》編製的財務報表。

董事及核數師各自的責任

貴公司董事須負責編製真實與公允的財務報表。在編製真實與公允的財務報表時，董事必須選取並貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並且説明任何重大背離適用的會計準則的原因。

我們的責任是根據我們審核工作的結果，對這些財務報表作出獨立的意見，並僅向整體股東報告。除此之外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

意見的基礎

我們是按照香港會計師公會頒佈的《香港核數準則》進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製這些財務報表時所作出的主要估計和判斷、所釐定的會計政策是否適合貴公司及貴集團的具體情況，及有否貫徹地運用並足夠地披露這些會計政策。

我們在策劃和進行審核工作時，是以取得我們認為必須的一切數據及解釋為目標，使我們能獲得充分的憑證，就財務報表是否存在重大的錯誤陳述，作出合理的確定。在制定意見時，我們亦已衡量財務報表所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的財務報表均能真實與公允地反映貴公司及貴集團於二零零五年十二月三十一日的財政狀況和貴集團截至該日止年度的溢利和現金流量，並已按照國際會計準則委員會所採納的《國際財務報告準則》及香港《公司條例》的披露要求適當地編製。

畢馬威會計師事務所
執業會計師

香港，二零零六年三月二十四日

綜合損益表

	附註	2005	2004
			（重報）
		人民幣千元	人民幣千元
營業額	5	**13,300,397**	10,175,438
經營費用			
耗煤		**(7,270,536)**	(4,647,567)
折舊及攤銷		**(1,621,738)**	(1,532,923)
大修費用		**(246,988)**	(233,417)
維修保養費用		**(151,863)**	(144,180)
員工成本	6	**(1,057,365)**	(919,543)
行政費用		**(506,429)**	(357,708)
銷售有關税項	7	**(134,291)**	(108,213)
其他經營費用		**(257,449)**	(214,414)
		(11,246,659)	(8,157,965)
經營溢利		**2,053,738**	2,017,473
投資收益		**240**	30,066
其他收益淨額		**45,037**	22,119
財務費用淨額	8	**(446,357)**	(493,708)
應佔聯營公司溢利減虧損		**16,636**	263
除税前溢利	9	**1,669,294**	1,576,213
所得税	12(a)	**(512,341)**	(504,152)
本年度溢利		**1,156,953**	1,072,061
屬於：			
本公司股東權益持有人		**1,066,421**	1,045,708
少數股東權益		**90,532**	26,353
本年度溢利		**1,156,953**	1,072,061
每股基本盈利	14	**人民幣0.179元**	人民幣0.199元

第69至第116頁的附註屬本財務報表的一部分。

綜合資產負債表

	附註	2005 人民幣千元	2004 （重報） 人民幣千元
非流動資產			
物業、機械裝置及設備	15	**21,348,609**	20,925,048
在建工程	16	**9,048,143**	2,876,732
預付租賃	17	**429,770**	416,204
無形資產	18	**44,431**	37,465
聯營公司權益	20	**918,211**	410,163
其他投資	22	**175,639**	175,639
遞延税項資產	28	**46,218**	61,667
		32,011,021	24,902,918
流動資產			
存貨	23	**558,847**	358,036
訂金、其他應收款及預付款		**87,127**	452,876
應收賬款及應收票據	24	**1,263,332**	1,050,495
可收回税項	12(b)	**2,789**	9,210
定期存款（到期日超過三個月）		**—**	10,752
現金及現金等價物	25	**845,642**	1,260,127
		2,757,737	3,141,496
流動負債			
銀行貸款	26(a)	**5,492,551**	3,876,569
股東貸款的本期部分	26(b)	**175,000**	335,000
國家貸款的本期部分	26(c)	**9,584**	9,111
其他貸款	26(d)	**398,623**	629,342
應付控股公司款		**33,000**	—
應付賬款和應付票據	27	**1,061,917**	1,426,699
其他應付款		**889,640**	781,848
應付税項	12(b)	**113,970**	84,681
		8,174,285	7,143,250
淨流動負債		**(5,416,548)**	(4,001,754)
總資產減流動負債結轉		**26,594,473**	20,901,164

綜合資產負債表（續）

	附註	2005	2004 (重報)
		人民幣千元	人民幣千元
總資產減流動負債承前		**26,594,473**	20,901,164
非流動負債			
銀行貸款	26(a)	**9,785,891**	8,500,075
股東貸款	26(b)	**1,135,000**	175,000
國家貸款	26(c)	**70,179**	79,492
其他貸款	26(d)	**1,365,647**	1,008,376
遞延政府補助		**136,170**	98,920
遞延税項負債	28	**439,170**	352,799
		12,932,057	10,214,662
資產淨額		**13,662,416**	10,686,502
資本及儲備			
股本	29(a)	**6,021,084**	5,256,084
儲備		**6,600,625**	4,617,475
屬於本公司股東權益持有人的權益		**12,621,709**	9,873,559
少數股東權益		**1,040,707**	812,943
總權益		**13,662,416**	10,686,502

董事會於二零零六年三月二十四日核准並許可發出

賀恭
董事長

陳建華
董事

第69至第116頁的附註屬本財務報表的一部分。

資產負債表

	附註	2005 人民幣千元	2004 人民幣千元
非流動資產			
物業、機械裝置及設備	15	**11,033,595**	11,789,830
在建工程	16	**3,150,007**	696,249
預付租賃	17	**196,401**	194,091
無形資產	18	**45,457**	45,457
附屬公司權益	19	**2,327,813**	1,406,873
聯營公司權益	20	**869,540**	375,740
合營企業權益	21	**193,983**	193,983
其他投資	22	**172,939**	172,939
遞延税項資產	28	**38,221**	50,411
		18,027,956	14,925,573
流動資產			
存貨	23	**313,524**	183,269
應收附屬公司款		**56,455**	39,812
訂金、其他應收款及預付款		**34,146**	345,194
應收賬款及應收票據	24	**654,317**	572,929
定期存款(到期日超過三個月)		**—**	10,752
現金及現金等價物	25	**484,574**	474,547
		1,543,016	1,626,503
流動負債			
銀行貸款	26(a)	**1,766,840**	1,916,359
股東貸款的本期部分	26(b)	**175,000**	335,000
國家貸款的本期部分	26(c)	**9,584**	9,111
其他貸款	26(d)	**42,000**	198,037
應付控股公司款		**33,000**	—
應付附屬公司款		**101,753**	48,000
應付賬款和應付票據	27	**418,719**	590,851
其他應付款		**353,762**	413,007
應付税項	12(b)	**79,098**	74,380
		2,979,756	3,584,745
淨流動負債		**(1,436,740)**	(1,958,242)
總資產減流動負債結轉		**16,591,216**	12,967,331

資產負債表（續）

	附註	2005 人民幣千元	2004 人民幣千元
總資產減流動負債承前		**16,591,216**	12,967,331
非流動負債			
銀行貸款	26(a)	**3,123,758**	2,601,408
股東貸款	26(b)	**585,000**	175,000
國家貸款	26(c)	**67,929**	79,492
其他貸款	26(d)	**898,037**	700,000
遞延政府補助		**43,000**	15,000
		4,717,724	3,570,900
資產淨額		**11,873,492**	9,396,431
資本及儲備			
股本	29(a)	**6,021,084**	5,256,084
儲備		**5,852,408**	4,140,347
		11,873,492	9,396,431

董事會於二零零六年三月二十四日核准並許可發出

賀恭
董事長

陳建華
董事

第69至第116頁的附註屬本財務報表的一部分。

綜合股東權益變動表

截至二零零五年十二月三十一日止年度
（按國際財務報告準則編製）
（以人民幣列示）

	屬於本公司股東權益持有人								
	股本 人民幣千元 （附註29(a)）	資本儲備 人民幣千元 （附註29(b)）	法定盈餘公積 人民幣千元 （附註29(c)）	法定公益金 人民幣千元 （附註29(d)）	任意盈餘公積 人民幣千元 （附註29(e)）	保留溢利 人民幣千元	合計 人民幣千元	少數股東權益 人民幣千元	總權益 人民幣千元
2004年1月1日									
結餘	5,256,084	778,040	755,700	283,920	60,655	1,982,537	9,116,936	186,586	9,303,522
本年度溢利	—	—	—	—	—	1,045,708	1,045,708	26,353	1,072,061
收購附屬公司	—	—	—	—	—	—	—	609,524	609,524
利潤分配	—	—	104,400	52,200	—	(156,600)	—	—	—
儲備調撥	—	(622)	622	(3,035)	3,035	—	—	—	—
已核准本公司股東									
權益持有人的股息	—	—	—	—	—	(289,085)	(289,085)	—	(289,085)
已核准附屬公司									
少數股東的股息	—	—	—	—	—	—	—	(9,520)	(9,520)
2004年12月31日結餘	5,256,084	777,418	860,722	333,085	63,690	2,582,560	9,873,559	812,943	10,686,502
2005年1月1日結餘									
－ 上年度報告	**5,256,084**	**777,418**	**860,722**	**333,085**	**63,690**	**2,582,560**	**9,873,559**	**812,943**	**10,686,502**
－ 修訂負商譽的									
會計政策所產生的									
年初結餘調整	**—**	**—**	**—**	**—**	**—**	**6,966**	**6,966**	**—**	**6,966**
－ 已重報	**5,256,084**	**777,418**	**860,722**	**333,085**	**63,690**	**2,589,526**	**9,880,525**	**812,943**	**10,693,468**
發行A股	**765,000**	**1,120,501**	**—**	**—**	**—**	**—**	**1,885,501**	**—**	**1,885,501**
本年度溢利	**—**	**—**	**—**	**—**	**—**	**1,066,421**	**1,066,421**	**90,532**	**1,156,953**
收購附屬公司	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**12,332**	**12,332**
少數股東注入									
附屬公司資本	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**134,493**	**134,493**
利潤分配	**—**	**—**	**101,497**	**50,748**	**—**	**(152,245)**	**—**	**—**	**—**
儲備調撥	**—**	**—**	**—**	**(4,399)**	**4,399**	**—**	**—**	**—**	**—**
已核准本公司股東									
權益持有人的股息	**—**	**—**	**—**	**—**	**—**	**(210,738)**	**(210,738)**	**—**	**(210,738)**
已核准附屬公司									
少數股東的股息	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(9,593)**	**(9,593)**
2005年12月31日結餘	**6,021,084**	**1,897,919**	**962,219**	**379,434**	**68,089**	**3,292,964**	**12,621,709**	**1,040,707**	**13,662,416**

第69至第116頁的附註屬本財務報表的一部分。

股東權益變動表

截至二零零五年十二月三十一日止年度
(按國際財務報告準則編製)
(以人民幣列示)

	股本 人民幣千元 (附註29(a))	資本儲備 人民幣千元 (附註29(b))	法定 盈餘公積 人民幣千元 (附註29(c))	法定公益金 人民幣千元 (附註29(d))	任意 盈餘公積 人民幣千元 (附註29(e))	保留溢利 人民幣千元	總權益 人民幣千元
2004年1月1日 結餘	5,256,084	778,040	755,700	283,920	60,655	1,664,035	8,798,434
本年度溢利	—	—	—	—	—	887,082	887,082
利潤分配	—	—	104,400	52,200	—	(156,600)	—
儲備調撥	—	(622)	622	(3,035)	3,035	—	—
已核准股息	—	—	—	—	—	(289,085)	(289,085)
2004年12月31日結餘	5,256,084	777,418	860,722	333,085	63,690	2,105,432	9,396,431
2005年1月1日 結餘	**5,256,084**	**777,418**	**860,722**	**333,085**	**63,690**	**2,105,432**	**9,396,431**
發行A股	**765,000**	**1,120,501**	**—**	**—**	**—**	**—**	**1,885,501**
本年度溢利	**—**	**—**	**—**	**—**	**—**	**802,298**	**802,298**
利潤分配	**—**	**—**	**101,497**	**50,748**	**—**	**(152,245)**	**—**
儲備調撥	**—**	**—**	**—**	**(4,399)**	**4,399**	**—**	**—**
已核准股息	**—**	**—**	**—**	**—**	**—**	**(210,738)**	**(210,738)**
2005年12月31日結餘	**6,021,084**	**1,897,919**	**962,219**	**379,434**	**68,089**	**2,544,747**	**11,873,492**

第69至第116頁的附註屬本財務報表的一部分。

	附註	2005 人民幣千元	2004 人民幣千元
經營活動			
從顧客處收得現金		**13,139,982**	10,187,042
支付給供應商及員工的現金		**(9,646,753)**	(6,693,619)
來自經營活動的現金		**3,493,229**	3,493,423
已付利息		**(756,971)**	(616,045)
已付企業所得稅		**(401,070)**	(554,312)
來自經營活動的現金淨額		**2,335,188**	2,323,066
投資活動			
購入物業、機械裝置及設備和在建工程		**(6,025,017)**	(2,774,951)
出售物業、機械裝置及設備所得款項		**5,595**	231
已付預付租賃		**(37,037)**	(26,061)
購買附屬公司，扣除併入現金後的淨額	32	**(120,911)**	(216,293)
購入聯營公司		**(245,000)**	(79,740)
資本注入聯營公司		**(255,140)**	(140,360)
購入其他投資		**—**	(12,600)
資本注入其他投資		**—**	(30,000)
已收利息		**19,285**	12,717
已收股息		**493**	30,066
減少定期存款（到期日超過三個月）		**10,752**	10,280
用於投資活動的現金淨額		**(6,646,980)**	(3,226,711)

綜合現金流量表（續）

	附註	2005 人民幣千元	2004 人民幣千元
籌資活動			
新發行股		**1,893,315**	—
新增貸款		**11,888,506**	7,371,568
新增政府補助		**41,000**	45,445
已付發行股份交易成本		**(3,394)**	—
已收到其他來自籌資活動的現金		**25,671**	—
償還貸款		**(9,859,307)**	(5,534,719)
附屬公司收到少數股東注資		**134,493**	9,000
已付本公司股東權益持有人的股息		**(210,738)**	(289,085)
已付附屬公司少數股東股息		**(12,239)**	(7,276)
來自籌資活動的現金淨額		**3,897,307**	1,594,933
現金及現金等價物（減少）／增加淨額		**(414,485)**	691,288
年初現金及現金等價物		**1,260,127**	568,839
年末現金及現金等價物	25	**845,642**	1,260,127

第69至第116頁的附註屬本財務報表的一部分。

1 公司背景

華電國際電力股份有限公司(「本公司」)是於一九九四年六月二十八日在中華人民共和國(「中國」)成立的一間股份有限公司。

本公司及各附屬公司(「本集團」)與合營企業主要從事發電及供熱業務。所生產的電力全部輸往電廠所在的省電網公司。

2 主要會計政策

編製財務報表時採用的主要會計政策如下：

(a) 遵例聲明及編製基準

(i) 遵例聲明

本公司及本集團的財務報表已按照國際會計準則委員會所採納的《國際財務報告準則》編製。《國際財務報告準則》包括所有適用的個別《國際財務報告準則》、《國際會計準則》及相關的詮釋。

本財務報表同時符合香港《公司條例》的披露要求和適用的《香港聯合交易所有限公司證券上市規則》披露規定。

國際會計準則委員會頒佈了多項新訂及經修訂的《國際財務報告準則》。這些準則在由二零零五年一月一日或以後開始的會計期間生效或可供提早採用。會計政策的重大變動對本年及以前年度的財務報表的影響，及其有關資料已列於附註3 。

(ii) 編製基準

截至二零零五年十二月三十一日止年度的財務報表包括本集團及其應佔聯營公司及合營企業的權益。

除衍生金融工具是以公允價值列示外(見附註2(n))，本財務報表是以歷史成本作為編製基準。除會計政策的修訂外(見附註3)，本集團採用一貫的會計政策，這些會計政策是與以往年度一致的。

2 主要會計政策 *(續)*

(a) 遵例聲明及編製基準 *(續)*

(ii) 編製基準*(續)*

管理層在編製符合《國際財務報告準則》的財務報表所作的判斷、估計和假設，會影響會計政策的應用及於財務報表截止日的資產及負債的匯報，以及報告期內的收入和支出的匯報數額。這些估計和有關的假設是基於以往的經驗及各種其他因素，而管理層亦相信在實際情況下是合理的。管理層按上述的結果為基準，對一些不明顯能從其他來源確定的資產和負債的賬面價值作出判斷。實際結果可能與估計金額有異。

這些估計及其假設會持續被審查。如果會計估計的修訂只對該期間有影響，則該修訂會於該期間確認。但如會計估計的修訂會對該期間及將來有影響，則該修訂會於該期間及將來確認。

管理層於應用《國際財務報告準則》時所採用而將會對財務報表有重大影響和有重大風險導致資產和負債的賬面價值於下年度作出重大調整的主要假設和估計，已列於附註37。

(b) 綜合基準

(i) 附屬公司

附屬公司是指由本公司控制的企業。如果本公司有權直接或間接控制企業的財務及經營決策，從而透過其業務獲益，便屬於控制該企業。附屬公司的財務報表由控制生效當日至控制停止當日止記入綜合財務報表內。

本公司資產負債表所示於附屬公司的權益，是按成本減去任何減值損失(見附註2(g))後列賬。

2 主要會計政策(續)

(b) 綜合基準(續)

(ii) 聯營公司

聯營公司是指本集團對其財務及經營決策具有重大影響，但不具有控制力的企業。本集團按權益法計算聯營公司已確認的收益或虧損的相應份額，由重大影響生效當日至重大影響停止當日止記入綜合財務報表內。當本集團在聯營公司中按比例分擔的虧損超過了賬面價值，賬面價值將被減記至零，並不再確認更多的虧損，除非本集團對該聯營公司存在法律或推定的債務責任。

本公司資產負債表所示於聯營公司的投資，是按成本減去任何減值損失(見附註2(g))後列賬。

(iii) 合營企業

合營企業是指以合約協議成立而本集團有權共同控制其業務的企業。綜合財務報表包括由共同控制生效當日至共同控制停止當日止，本集團根據同類性質的項目逐項按比例計算所佔這些企業的資產、負債、收入及支出進行合併。

本公司資產負債表所示於合營企業的投資，是按成本減去任何減值損失(見附註2(g))後列賬。

(iv) 綜合時抵銷的交易

集團內部結餘和交易及集團內部交易所產生的任何未變現收益，均在編製綜合財務報表時抵銷。與合營企業和聯營公司進行交易所產生的未變現收益所抵銷之數，以本集團所擁有該企業的權益為限。未變現虧損的抵銷方法與未變現收益的抵銷方法相同，但只可抵銷沒有減值跡象的部分。

2 主要會計政策 *(續)*

(b) 綜合基準 *(續)*

(v) 少數股東權益

於結算日的少數股東權益是指並非由本公司直接或透過附屬公司間接擁有的股權所佔附屬公司資產淨值的部分；這些權益在綜合資產負債表及綜合股東權益變動表內是包括在權益內但與屬於本公司股東權益持有人的權益分開列示。少數股東所佔本集團本年度業績的權益在綜合損益表內會列示為在本公司少數股東權益與本公司的股東權益持有人之間分配本年度溢利或虧損總額。

如果少數股東應佔的虧損超過其所佔附屬公司資產淨值的權益，超額部分和任何歸屬於少數股東的進一步虧損便會沖減本集團所佔權益，但如少數股東須承擔具有約束力的義務並有能力彌補虧損則除外。附屬公司的所有其後溢利均會分配予本集團，直至本集團收回以往來承擔的少數股東應佔虧損為止。

(c) 投資

沒有流通市場報價或不能可靠地釐定其公允價值的股權投資是按成本減去減值損失（見附註 2(g)）後列賬。

於本集團及/或本公司承諾其購買/出售投資當日對投資進行確認/不予確認。

(d) 商譽

商譽是指收購成本或對聯營公司或合營企業之投資成本超過本集團佔所收購可分資產、負債與或有負債的公允價值之數。

商譽是按成本減去累計減值損失後列賬。商譽會分攤到現金產生單位及將每年進行減值測試（見附註2(g)）。至於收購聯營公司或合營企業方面，聯營公司或合營企業的商譽是包括在聯營公司或合營企業權益中。

任何購入可分資產、負債與或有負債的公允價值超過收購成本或對聯營公司或及合營企業之投資成本之數須即時於損益表中確認。

如於年內出售現金產生單位、聯營公司或合營企業，任何應佔購入商譽的數額，均在計算出售的溢利或虧損時包括在內。

2 主要會計政策 *(續)*

(e) 物業、機械裝置及設備與折舊

物業、機械裝置及設備是按成本減去累計折舊和任何減值損失(見附註2(g))後列賬。

當有跡象表明物業、機械裝置及設備在投入使用後所發生的費用會使流入企業的未來經濟利益超過原先估計的運營標準，則這些支出作為物業、機械裝置及設備的新增成本予以資本化。所有其他費用通常在費用發生時計入當年損益。

折舊是按物業、機械裝置及設備的預計可用年限或按餘下可用年限(即預計可用年限減於本集團購入時已使用的時間)，經計及其估計剩餘價值後以直線法計算，以沖銷其成本。所採用的預計或餘下可用年限如下：

建築物	15至25年
發電機及相關機器和設備	10至20年
汽車、家具、固定裝置、設備及其他	5至10年

若某一項物業、機械裝置及設備的不同部分有不同的可用年限，則將該項資產的成本按合理的基準分攤到各部分，然後各部分分別計提折舊。各資產的可用年限及剩餘價值(如有)將每年被審查。

報廢或出售的物業、機械裝置及設備所產生的損益以估計出售所得淨額與資產的賬面金額之間的差額釐定，並於報廢或出售日在損益表內確認。

(f) 在建工程

在建工程是以成本減去任何減值損失(見附註 2(g))後列賬。成本包括建造開支及相關設備的成本，而建造開支包括相關借入資金在建築期間的利息成本及被視為對利息成本作出調整的匯兑差額。

待工程完成及投入運作後，有關成本將會撥入物業、機械裝置及設備，並按上文附註2(e) 項所列的適用年率計提折舊準備。發電機於試行運作期結束時即視為已經完成及投入運作。

2 主要會計政策 *(續)*

(g) 減值

(i) 權益證券投資和應收款的減值

本公司在每個結算日審閱已按成本或攤銷成本入賬的權益證券投資和其他流動與非流動應收款，以確定是否有客觀的減值證據。如有任何這類證據存在，便會釐定減值損失並按以下方式確認：

- 就以成本列賬的非掛牌權益證券和流動應收款而言，減值損失是以金融資產的賬面金額與以同類金融資產的當時市場回報率折現(如果折現會造成重大的影響)的預計未來現金流量之間的差額計量。如果流動應收款的減值損失在其後的期間減少，則應轉回減值損失。權益證券的減值損失不可轉回。

- 就以攤銷成本列賬的金融資產而言，減值損失是以資產的賬面金額與以其初始實際利率(即在初始確認有關資產時計算的實際利率)折現的預計未來現金流量現值之間的差額計量。

如果減值損失在其後的期間減少，而且客觀上與減值損失確認後發生的事件有關，則應通過損益轉回減值損失。減值損失的轉回不應使資產的賬面金額超過其在以往年度沒有確認任何減值損失而應已釐定的數額。

(ii) 其他長期資產的減值

本公司在每個結算日審閱內部和外來的信息，以確定以下資產是否出現減值跡象，或是以往確認的減值損失(與商譽有關則除外)已經不再存在或可能已經減少：

- 物業、機械裝置及設備；

- 在建工程；

- 預付租賃；

- 於附屬公司、聯營公司和合營企業的權益；及

- 商譽。

如果出現任何這類跡象，便會估計資產的可收回數額。此外，就商譽而言，不論是否有任何減值跡象存在，本公司也會每年估計其可收回數額。

2 主要會計政策 *(續)*

(g) 減值 *(續)*

(ii) 其他長期資產的減值 *(續)*

— 計算可收回數額

其他資產的可收回數額是其淨售價與使用價值兩者中的較高額。在評估使用價值時，預計未來現金流量會按照能反映當時市場對貨幣時間值和資產特定風險的評估的税前折現率，折現至其現值。如果資產所產生的現金流入基本上並非獨立於其他資產所產生的現金流入，則以能產生獨立現金流入的最小資產類別(即現金產出單元)來釐定可收回數額。

— 確認減值損失

當資產或所屬現金產出單元的賬面金額高於其可收回數額時，便會在損益中確認減值損失。就現金產出單元確認的減值損失會作出分配，首先減少已分配至該現金產出單元(或該組單元)的任何商譽的賬面金額，然後按比例減少該單元(或該組單元)內其他資產的賬面金額；但資產的賬面值不得減少至低於其個別公允價值減去出售成本後所得數額或其使用價值(如能釐定)。

— 轉回減值損失

就商譽以外的資產而言，如果用以釐定可收回數額的估計數額出現正面的變化，有關的減值損失便會轉回；但商譽的減值損失不會轉回。

所轉回的減值損失以在以往年度沒有確認任何減值損失而應已釐定的資產賬面金額為限。所轉回的減值損失在確認轉回的年度內計入損益中。

(h) 預付租賃

預付租賃是指向中國土地管理部門支付的土地使用權金額。土地使用權以攤餘成本減減值損失(見附註2(g))後列賬。攤銷是自確認起按相關租賃期由15年至50年以直線法進行攤銷並計入當年損益。

2 主要會計政策 *(續)*

(i) 存貨

存貨包括發電廠所耗用的燃煤、燃油、物料、部件及零件，均以成本減陳舊準備後入賬。成本包括採購成本及運輸成本和處理費用(以適用者為準)。燃煤及燃油的成本按加權平均基準計算。物料、部件及零件的成本則按先入先出基準計算。

(j) 應收賬款及其他應收款

應收賬款及其他應收款初始是以公允價值入賬，期後以攤餘成本減減值損失(見附註2(g))後列賬，但如折讓至現值的影響不大，則以成本減減值損失(見附註2(g))後列賬。

(k) 有息貸款

有息貸款初始是以公允價值減有關交易成本入賬。初始計量後，有息貸款按攤餘成本列賬，即有息貸款的成本與其償還金額的差按實際利率法在貸款期限內於損益中確認。

(l) 應付賬款及其他應付款

應付賬款及其他應付款初始是以公允價值入賬。初始計量後，如折現至現值的影響不大，則以成本列賬，否則以攤餘成本列賬。

(m) 現金及現金等價物

現金及現金等價物包括存放於銀行的現金結餘、現金、存放於銀行及其他財務機構而可隨時提取的存款及短期、流動性高、易於轉換為已知現金金額、價值變動風險很少及於購入時期限少於三個月的投資。

(n) 套期

衍生金融工具初始是以公允價值入賬。初始計量後，公允價值須於每個結賬日再次計量。

公允價值套期是指以衍生金融工具規避已確認資產或負債的公允價值變動風險，套期工具以公允價值進行期末計量所產生的收益或損失在損益表中確認。被套期項目因所規避風險所產生的收益或損失，在損益表中予以確認。

2 主要會計政策（續）

(o) 營業額的確認

(i) 售電收入

售電收入在向省電網公司供電時確認。

(ii) 售熱收入

售熱收入在向客戶提供熱能時確認。

(iii) 股息收入

非上市的股權投資的股息是於收取款項的權利確立時確認。

(iv) 政府補助

當可以合理確定本集團將會收到政府補助並會履行該補助的附帶條件時，便會初始在資產負債表將有附帶條件的政府補助確認為遞延收入。用於彌補本集團已發生費用的補助是於費用發生的期間有系統地在損益表確認為收入。用於彌補本集團資產成本的補助，則按該資產的可用年限有系統地在損益表確認為收入。

(p) 大修、維修及保養

大修、維修及保養的開支在產生時記入損益表。

(q) 外幣換算

外幣交易按交易日的匯率換算。以外幣計價的貨幣性資產及負債則按結算日的匯率換算。

至於以外幣計價的非貨幣性資產及負債，如以歷史成本入賬，在交易日按交易日的匯率換算。如以公允價值入賬，則按計算公允價值確定當日的匯率換算。

與為在建工程融資借入的資金有關而被視為對利息成本作出調整的外幣匯兑差額，於建築期內撥作資本。所有其他匯兑差額均在損益表內處理。

2 主要會計政策 *(續)*

(r) 所得稅

按本年度溢利或虧損計算的所得稅包括即期稅項及遞延稅項。除卻與直接確認為權益的項目有關的所得稅是在權益賬內確認外，所得稅均在損益表內確認。

即期稅項是根據年內應課稅收入以在結算日施行或實質上施行的稅率計算的預計應付稅項，以及就以往年度應付稅項作出的任何調整。

遞延稅項是以資產負債表負債法計算，就資產與負債在作出財務匯報時的賬面值與計稅所用的數額之間的臨時差異計算，惟不會包括在初始確認的商譽及在初始確認不會影響會計或應課稅溢利的資產或負債的臨時差異。所提撥的遞延稅項數額是根據把資產與負債的賬面值變現或結算的預期情況，以在結算日施行或實質上施行的稅率計算。

遞延稅項資產只會在未來應課稅溢利有可能用作抵銷未用稅損及退還稅款時才會確認。如相關的稅項利益不再可能獲實現，則會將遞延稅項資產減記至相符的數額。

(s) 準備

當本集團或本公司因過去的事件而有一項法律或推定的債務及有可能導致經濟利益流出時，準備會在資產負債表被確認。

(t) 借貸成本

除卻把直接用作購置或需要一段相當長時間建造才可投入既定用途的資產所產生的借貸成本撥作資本外，借貸成本均在發生期間內列作開支。

2 主要會計政策 *(續)*

(u) 經營租賃

經營租賃的應付租金是按相關租賃期以直線法記入損益表內。

(v) 僱員福利

薪金、年度獎金、有薪年假，對界定供款計劃的供款及非貨幣性福利成本在僱員提供相關服務的年度內計提。如延遲付款或結算會構成重大的貨幣時間價值，則這些數額會以現值列賬。

(w) 研究及開發費用

研究及開發費用是在發生的期間內確認為支出。

(x) 關聯方

就此等財務報表而言，倘本集團有能力直接或間接控制另一方或對另一方的財務及經營決策發揮重大的影響力，反之亦然，或本集團及另一方均受制於共同的控制下，則該方被視為本集團的關聯方。關聯方可以是個人(管理層主要人員、重大的股東及/或其近親家庭成員)或企業，亦包括本集團的關聯方對其有重大的影響力的其他企業(如本集團的關聯方為個人)，及為本集團或其關聯方僱員利益的退休後福利計劃。

(y) 股息

股息於宣派期內確認為負債。

3 會計政策的修訂

國際會計準則委員會頒佈了多項新訂及經修訂的《國際財務報告準則》會在始於二零零五年一月一日或以後的會計年度生效。

本集團及/或本公司所採用的會計政策已採用新訂和經修訂的《國際財務報告準則》，其摘要已列於附註2。會計政策的重大變動對本年及以前年度的財務報表的影響，及其有關資料已列於以下附註。

本集團並沒有採用在本會計年度尚未生效的新準則或詮釋(見附註40)。

3 會計政策的修訂 *(續)*

(a) 正商譽及負商譽的攤銷(《國際財務報告準則》第3號「企業合併」及《國際會計準則》第36號「資產減值」)

在以往期間：

- 就協議日期在二零零四年三月三十一日前的企業合併而言，正商譽按成本減累計攤銷及任何減值損失後入賬。攤銷在利益預計可用的時間內(但以二十年為限)按直線法，從初始確認日起記入損益表。在出現任何減值跡象時，會對商譽可收回數額作估計。

  除非商譽的減值損失是由性質獨特及預計不會出現的特殊外界因素所造成，而可收回數額的增加明顯是與該特殊因素轉回有關，否則減值損失不予轉回。

- 就協議日期在二零零四年三月三十一日前的企業合併而言，負商譽(但以所收購非貨幣性資產公允價值為限)則按應計折舊/攤銷的非貨幣性資產的加權平均可用年限在損益表內確認。高於所收購非貨幣性資產公允價值的負商譽會即時在損益表內確認。

根據《國際財務報告準則》第3號和《國際會計準則》第36號的規定，本集團由二零零五年一月一日起停止對企業合併產生的正商譽進行攤銷。這些商譽按成本減任何累計減值損失後入賬。商譽不予攤銷，而是每年，包括初始確認當年或在出現減值跡象時接受減值測試。減值損失會在與商譽相配的現金產生單位的賬面值高於其可收回數額時確認。減值損失不予轉回。

此外，根據《國際財務報告準則》第3號由二零零五年一月一日起，如果透過企業合併收購的淨資產的公允價值高於已付價款(即按照以往會計政策原應列作負商譽的金額)，高出的部分會立即在損益表中確認。有關的會計政策的詳細資料已刊於附註2(d)。

本集團已按照《國際財務報告準則》第3號的過渡性安排，按未來適用法採用有關正商譽的新會計政策。因此，比較數字並無重報；於二零零五年一月一日的商譽累計攤銷已與成本沖銷；以及沒有在截至二零零五年十二月三十一日止年度的損益表確認商譽攤銷。

3 會計政策的修訂 *(續)*

(a) 正商譽及負商譽的攤銷(《國際財務報告準則》第3號「企業合併」及《國際會計準則》第36號「資產減值」) *(續)*

本集團已按照《國際財務報告準則》第3號的過渡性安排，按未來適用法採用有關負商譽的新會計政策。因此，比較數字並無重報；負商譽的賬面金額不予確認，保留溢利的年初結餘已同時作出相應調整；以及沒有在截至二零零五年十二月三十一日止年度的損益表確認負商譽攤銷。

由於採用該會計政策，本集團截至二零零五年十二月三十一日止年度內的商譽攤銷減少人民幣3,536,000元(二零零四年：人民幣0元)；除稅後溢利及每股基本盈利分別增加人民幣3,536,000元(二零零四年：人民幣0元)及人民幣0.0006 元(二零零四年：人民幣0元)。本集團於二零零五年一月一日的保留溢利年初結餘增加了人民幣6,966,000元。本公司截至二零零五年十二月三十一日止年度內的商譽攤銷減少人民幣3,352,000元(二零零四年：人民幣0元)，除稅後溢利增加人民幣3,352,000元(二零零四年：人民幣0元)。

(b) 財務報表之呈報的修訂(《國際會計準則》第1號「財務報表之呈報」)

(i) 應佔聯營公司的稅項之呈報(《國際會計準則》第1號「財務報表之呈報」)

在以往年度，本集團應佔聯營公司的稅項是按權益法包括在本集團綜合損益表的所得稅內。根據《國際會計準則》第1號的執行指引，本集團由二零零五年一月一日起修訂呈報的方式，將應佔聯營公司的稅項按權益法包括在本集團綜合損益表的應佔聯營公司的溢利減虧損並於計算本集團除稅前溢利或虧損前列示。這呈報的修訂已按追溯調整法對比較數字作出重報。

由於採用該會計政策，本集團應佔聯營公司的溢利減虧損減少人民幣10,401,000元(二零零四年：人民幣176,000元)，而本集團的所得稅亦相對減少。此修訂對本集團的除稅後溢利及每股基本盈利並無影響。

3 會計政策的修訂 *(續)*

(b) 財務報表之呈報的修訂(《國際會計準則》第1號「財務報表之呈報」) *(續)*

(ii) 少數股東權益(《國際會計準則》第1號「財務報表之呈報」和《國際會計準則》第27號「綜合及獨立財務報表」)

在以往年度，於結算日的少數股東權益是在綜合資產負債表內與負債及權益分開呈報。少數股東所佔本集團本年度業績的權益亦會在損益表內分開呈報，並列作計算股東應佔溢利前作出的扣減。

根據《國際會計準則》第1號和第27號的規定，由二零零五年一月一日起，於結算日的少數股東權益在綜合資產負債表的權益項目中，與本公司的股東權益持有人應佔權益分開呈報，而少數股東所佔本集團本年度業績的權益，則在綜合損益表內列示為在本公司少數股東權益與本公司的股東權益持有人之間分配本年度溢利或虧損總額。新政策的詳細情況已刊於附註2(b)。

於比較期間在綜合資產負債表、損益表及權益變動表內呈報的少數股東權益已因而重報。

(c) 關聯方的披露(《國際會計準則》第24號「關聯方的披露」)

根據《國際會計準則》第24號關聯方的定義(已列於附註2(x))已擴展並闡明關聯方包括受個人關聯方(即主要管理人員，主要股東及/或其密切的家庭成員)重大影響的企業及為本集團或本集團關聯方的員工利益的退休計劃。

根據《國際會計準則》第24號由二零零五年一月一日起，本集團已對主要管理人員的薪酬和退休計劃的供款作出披露。

4 分部報告

本集團的溢利差不多全部來自在中國的發電及售電業務。因此，不用提供分部分析。

5 營業額

營業額是指售電及售熱的收入，並已扣除增值稅。

本集團營業額的重要類別列示如下：

	2005 人民幣千元	2004 人民幣千元
售電收入	**13,034,607**	9,975,734
售熱收入	**265,790**	199,704
	13,300,397	10,175,438

6 員工成本

	2005 人民幣千元	2004 人民幣千元
工資及員工福利	**732,078**	641,615
退休成本(附註31)	**149,357**	127,262
其他員工成本	**175,930**	150,666
	1,057,365	919,543

7 銷售有關稅項

銷售有關稅項是指城市維護建設稅及教育費附加，兩者分別按應付增值稅淨額的5-7% 及3%計算。

8 財務費用淨額

	2005 人民幣千元	2004 人民幣千元
銀行貸款及須於五年以內償還的其他貸款的利息	**766,807**	625,066
須於五年後償還的其他貸款的利息	**6,849**	5,868
減：利息資本化	**(256,320)**	(100,440)
	517,336	530,494
減：利息收入	**(19,285)**	(12,717)
外幣匯兑淨收益	**(39,984)**	—
衍生金融工具淨收益	**(11,710)**	(24,069)
	446,357	493,708

利息成本已就在建工程按每年5.26%(二零零四年:4.99%)的平均比率資本化。

9 除税前溢利

計算除税前溢利時已扣除/(計入):

	2005 人民幣千元	2004 人民幣千元
核數師酬金	**5,231**	4,779
無形資產及預付租賃攤銷	**23,471**	21,534
存貨成本	**7,763,525**	5,098,095
折舊	**1,598,267**	1,511,389
政府補助	**3,750**	—
處理物業、機械裝置及設備虧損/(收益)	**1,459**	(51)
應收賬款及其他應收款的淨減值損失確認/(轉回)	**8,058**	(493)
存貨(沖銷轉回)/沖銷	**(3,007)**	1,084
有關土地及樓宇的經營租賃費用	**37,260**	35,070
研究及開發費用	**5,499**	5,232
應佔聯營公司的税項	**10,401**	176

10 董事和監事酬金

	董事酬金及監事酬金	薪金、津貼及實物利益	退休福利	獎金	2005 合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
執行董事					
陳建華	—	162	24	548	734
田沛亭	—	164	24	548	736
獨立非執行董事					
丁慧平	—	50	—	—	50
趙景華	—	50	—	—	50
胡元木	—	50	—	—	50
王傳順	—	50	—	—	50
監事					
鄭飛雪	—	88	24	298	410
	—	614	72	1,394	2,080

10 董事和監事酬金 *(續)*

	董事酬金及監事酬金 人民幣千元	薪金、津貼及實物利益 人民幣千元	退休福利 人民幣千元	獎金 人民幣千元	2004 合計 人民幣千元
執行董事					
笪鴻興	—	135	21	497	653
陳建華	—	135	21	497	653
田沛亭	—	135	21	497	653
獨立非執行董事					
丁慧平	—	50	—	—	50
趙景華	—	50	—	—	50
胡元木	—	50	—	—	50
王傳順	—	50	—	—	50
監事					
鄭飛雪	—	39	16	92	147
	—	644	79	1,583	2,306

11 最高酬金人士

五名最高酬金人士，其中兩名(二零零四年：三名)為董事，其酬金已於附註10披露。其餘三名(二零零四年：兩名)最高酬金人士的酬金總額如下：

	2005 人民幣千元	2004 人民幣千元
薪金及其他酬金	**416**	228
退休福利	**72**	42
獎金	**1,511**	838
	1,999	1,108

12 綜合損益表所示的所得稅

(a) 綜合損益表所示的稅項為：

	2005 人民幣千元	2004 (重報) 人民幣千元
本年度中國企業所得稅		
本年度中國企業所得稅準備	**436,780**	457,050
以前年度多提	**—**	(2,643)
	436,780	454,407
遞延稅項		
臨時差異的產生及逆轉(附註28)	**75,561**	49,745
綜合損益表內的總所得稅費用	**512,341**	504,152

實質稅率調節：

	2005 人民幣千元	2004 (重報) 人民幣千元
稅前溢利	**1,669,294**	1,576,213
按33% 法定稅率計算的中國企業所得稅費用	**550,867**	520,150
不可扣稅的支出	**1,051**	11,847
不用徵稅的收入	**(12,390)**	(10,041)
以前年度多提	**—**	(2,643)
附屬公司的優惠稅率對所得稅的影響	**(27,187)**	(15,161)
	512,341	504,152

附註：除其中一間附屬公司享有優惠稅率15% 外，中國企業所得稅根據相關的企業所得稅法規釐定的本年度估計應課稅溢利，以法定稅率33%(二零零四年：33%)計算。

12 綜合損益表所示的所得稅 *(續)*

(b) 資產負債表所示的所得稅為：

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
本年度中國企業所得稅準備	**436,780**	457,050	**364,463**	421,452
已繳納本年度稅款	**(325,599)**	(381,579)	**(285,365)**	(347,072)
應付中國企業所得稅(淨額)	**111,181**	75,471	**79,098**	74,380
指：				
應付稅項	**113,970**	84,681	**79,098**	74,380
可收回稅項	**(2,789)**	(9,210)	**—**	—
	111,181	75,471	**79,098**	74,380

13 股息

(a) 本公司並無就此等股息於財務報表內反映：

	2005	2004
	人民幣千元	*人民幣千元*
於資產負債表日後擬派末期股息每股 人民幣0.065元(2004年：人民幣0.035元)	**391,370**	210,738

根據於二零零六年三月二十四日召開的董事會會議上通過的決議，本公司將向股東分派末期股息每股人民幣0.065元，應付股息合共為人民幣391,370,000元，但有待於即將舉行的股東周年大會上經由股東核准。

13 股息(續)

(b) 本年度已分派的股息如下：

	2005 人民幣千元	2004 人民幣千元
截至2005年12月31日止年度 中期股息每股人民幣0元 (2004年：人民幣0.02元)	—	105,122
截至2004年12月31日止年度 末期股息每股人民幣0.035元 (2003年：人民幣0.035元)	**210,738**	183,963
	210,738	289,085

14 每股盈利

(a) 每股基本盈利

每股基本盈利是按照本公司截至二零零五年十二月三十一日止年度的普通股股東應佔溢利人民幣1,066,421,000元(二零零四年：人民幣1,045,708,000元)及截至二零零五年十二月三十一日止年度已發行的加權平均股數5,957,334,000股(二零零四年：5,256,084,000股)計算。

(b) 每股攤薄盈利

截至二零零四年和二零零五年十二月三十一日止兩個年度均沒有可能造成攤薄影響的普通股。

15 物業、機械裝置及設備

(a) 本集團

	建築物 人民幣千元	發電機及相關機器和設備 人民幣千元	汽車、家具、固定裝置、設備及其他 人民幣千元	總計 人民幣千元
成本：				
2004年1月1日	5,599,514	17,888,466	517,808	24,005,788
添置	11,448	6,096	16,409	33,953
透過購買附屬公司	1,210,506	1,956,631	22,115	3,189,252
轉自在建工程(附註16)	679,442	1,319,086	52,371	2,050,899
處理	—	(19,115)	(1,628)	(20,743)
2004年12月31日	7,500,910	21,151,164	607,075	29,259,149
2005年1月1日	7,500,910	21,151,164	607,075	29,259,149
添置	710	3,574	26,994	31,278
透過購買附屬公司	—	—	5,566	5,566
轉自在建工程(附註16)	290,917	1,680,138	20,983	1,992,038
處理	(6,952)	(526)	(8,494)	(15,972)
2005年12月31日	7,785,585	22,834,350	652,124	31,272,059
累計折舊：				
2004年1月1日	1,463,305	5,197,526	182,444	6,843,275
本年度折舊	323,685	1,126,529	61,175	1,511,389
處理時撥回	—	(19,102)	(1,461)	(20,563)
2004年12月31日	1,786,990	6,304,953	242,158	8,334,101
2005年1月1日	1,786,990	6,304,953	242,158	8,334,101
本年度折舊	337,326	1,190,531	70,410	1,598,267
處理時撥回	(914)	(403)	(7,601)	(8,918)
2005年12月31日	2,123,402	7,495,081	304,967	9,923,450
賬面淨值：				
2005年12月31日	5,662,183	15,339,269	347,157	21,348,609
2004年12月31日	5,713,920	14,846,211	364,917	20,925,048

15 物業、機械裝置及設備(續)

(b) 本公司

	建築物 人民幣千元	發電機及相關機器和設備 人民幣千元	汽車、家具、固定裝置、設備及其他 人民幣千元	總計 人民幣千元
成本：				
2004年1月1日	3,972,854	14,210,207	398,550	18,581,611
添置	433	1,793	14,761	16,987
轉自在建工程(附註16)	3,022	122,968	34,210	160,200
處理	—	(16,321)	(513)	(16,834)
2004年12月31日	3,976,309	14,318,647	447,008	18,741,964
2005年1月1日	3,976,309	14,318,647	447,008	18,741,964
添置	710	2,498	14,491	17,699
轉自在建工程(附註16)	26,496	162,445	11,929	200,870
處理	(923)	(526)	(4,431)	(5,880)
2005年12月31日	4,002,592	14,483,064	468,997	18,954,653
累計折舊：				
2004年1月1日	1,200,873	4,651,117	140,730	5,992,720
本年度折舊	187,795	752,559	35,859	976,213
處理時撥回	—	(16,308)	(491)	(16,799)
2004年12月31日	1,388,668	5,387,368	176,098	6,952,134
2005年1月1日	1,388,668	5,387,368	176,098	6,952,134
本年度折舊	188,042	745,734	39,547	973,323
處理時撥回	(340)	(403)	(3,656)	(4,399)
2005年12月31日	1,576,370	6,132,699	211,989	7,921,058
賬面淨值：				
2005年12月31日	2,426,222	8,350,365	257,008	11,033,595
2004年12月31日	2,587,641	8,931,279	270,910	11,789,830

(c) 本集團所有建築物均位於中國。

16 在建工程

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
1月1日結餘	**2,876,732**	709,699	**696,249**	160,648
透過購買附屬公司	**2,046,274**	1,359,268	**—**	—
增加	**6,117,175**	2,858,664	**2,654,628**	695,801
轉往物業、機械裝置及設備(附註15)	**(1,992,038)**	(2,050,899)	**(200,870)**	(160,200)
12月31日結餘	**9,048,143**	2,876,732	**3,150,007**	696,249

17 預付租賃

預付租賃是指向中國土地管理部門支付的土地使用權金額。

18 無形資產

(a) 本集團

	商譽	**負商譽**	**總計**
	人民幣千元	人民幣千元	人民幣千元
成本：			
2004年1月1日及2004年12月31日	65,173	(10,998)	54,175
2005年1月1日	65,173	(10,998)	54,175
年初數調整(附註3(a))	(20,742)	10,998	(9,744)
2005年12月31日	44,431	—	44,431
累計攤銷：			
2004年1月1日	16,473	(3,299)	13,174
本年攤銷	4,269	(733)	3,536
2004年12月31日	20,742	(4,032)	16,710
2005年1月1日	20,742	(4,032)	16,710
年初數調整(附註3(a))	(20,742)	4,032	(16,710)
2005年12月31日	—	—	—
賬面淨值：			
2005年12月31日	44,431	—	44,431
2004年12月31日	44,431	(6,966)	37,465

18 無形資產(續)

(b) 本公司

	商譽
	人民幣千元
成本：	
2004年1月1日及2004年12月31日	60,330
2005年1月1日	60,330
年初數調整(附註3(a))	(14,873)
2005年12月31日	45,457
累計攤銷：	
2004年1月1日	11,521
本年攤銷	3,352
2004年12月31日	14,873
2005年1月1日	14,873
年初數調整(附註3(a))	(14,873)
2005年12月31日	—
賬面淨值：	
2005年12月31日	45,457
2004年12月31日	45,457

本公司資產負債表中的商譽是從一間附屬公司所轉入的。該附屬公司將其所有業務,包括資產及負債轉入本公司後,同時於二零零零年解散。

於二零零四年,商譽以直線法按10至18年攤銷。二零零四年度的商譽攤銷已包括在綜合損益表的「折舊及攤銷」中。

如附註3(a)中所詳述,本集團由二零零五年一月一日起停止對商譽進行攤銷。本集團已按照《國際財務報告準則》第3號的過渡性安排,於二零零五年一月一日將正商譽的累計攤銷與成本沖銷及對負商譽的賬面金額不予確認。

19 附屬公司權益

	本公司	
	2005	2004
	人民幣千元	*人民幣千元*
非上市股本，按成本	**2,327,813**	1,406,873

所有附屬公司均為在中國成立及經營的有限責任公司。主要附屬公司於二零零五年十二月三十一日的詳情如下：

		所有權益比率			
公司	**繳足資本**	**本集團的實際權益**	**由本公司持有**	**由附屬公司持有**	**主要業務**
	人民幣千元	%	%	%	
四川廣安發電有限責任公司(「廣安公司」)	1,270,260	80	80	—	發電及售電
華電青島發電有限公司(前稱「青島公司」)	380,000	55	55	—	發電及售電和發熱及供熱
華電淄博熱電有限公司	374,800	100	100	—	發電及售電和發熱及供熱
華電章丘發電有限公司	380,508	80.41	80.41	—	發電及售電

19 附屬公司權益 *(續)*

所有附屬公司均為在中國成立及經營的有限責任公司。主要附屬公司於二零零五年十二月三十一日的詳情如下：*(續)*

公司	繳足資本	所有權益比率			主要業務
		本集團的實際權益	由本公司持有	由附屬公司持有	
	人民幣千元	%	%	%	
華電滕州新源熱電有限公司	245,000	54.49	54.49	—	發電及售電和發熱及供熱
華電國際山東物資有限公司	30,000	94	40	60	物資採購
華電青島熱力有限公司	20,000	55	55	—	供熱
華電新鄉發電有限公司（「新鄉公司」）（附註）	69,000	90	90	—	興建發電廠
安徽華電宿州發電有限公司（「宿州公司」）（附註）	55,000	97	97	—	興建發電廠

附註：這些公司於二零零五年購入。

20 聯營公司權益

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
非上市股本，按成本	—	—	**869,540**	375,740
應佔淨資產	**918,210**	410,163	—	—
	918,210	410,163	**869,540**	375,740

所有聯營公司均為在中國成立及經營的有限責任公司。聯營公司於二零零五年十二月三十一日的詳情如下：

		所有權益比率			
公司	**繳足資本**	**本集團的實際權益**	**由本公司持有**	**由附屬公司持有**	**主要業務**
	人民幣千元	%	%	%	
寧夏發電集團有限公司	900,000	31.11	31.11	—	發電及售電和投資控股
安徽池州九華發電有限公司(「池州公司」)	640,000	40	40	—	發電及售電
華電置業有限公司(「華電置業」)(附註)	550,000	30	30	—	物業發展
四川瀘洲川南發電有限責任公司(附註)	200,000	40	40	—	興建發電廠
寧夏英力特中寧發電有限公司	171,200	50	50	—	發電及售電
四川華鎣山龍灘煤電有限責任公司	82,260	36	—	45	煤炭開採與銷售

附註：這些公司於二零零五年新成立。

20 聯營公司權益 *(續)*

聯營公司財務資料概要

	資產	負債	權益	收入	溢利
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
2005					
100%	10,980,517	(8,328,808)	2,651,709	698,358	37,270
本集團的實際權益	4,236,672	(3,318,461)	918,211	324,096	16,636
2004					
100%	5,801,583	(4,618,480)	1,183,103	42,920	922
本集團的實際權益	2,246,086	(1,835,923)	410,163	13,352	263

21 合營企業權益

	本公司	
	2005	2004
	人民幣千元	*人民幣千元*
非上市權益，按成本	**193,983**	193,983

合營企業是在中國成立及經營的有限責任公司。合營企業於二零零五年十二月三十一日的詳情如下：

		所有權益比率			
公司	繳足資本	本集團的實際權益	由本公司持有	由附屬公司持有	主要業務
	人民幣千元	%	%	%	
華電濰坊發電有限公司(「濰坊公司」)(前稱「濰坊電廠第一期」)	200,000	30	30	—	發電及售電

濰坊電廠第一期於二零零五年十二月十六日在中國註冊為一間有限責任公司，並更名為「華電濰坊發電有限公司」。

21 合營企業權益 *(續)*

在綜合財務報表內，以下項目代表本集團所擁有合營企業資產與負債及收入與支出的權益：

	2005 **人民幣千元**	2004 *人民幣千元*
非流動資產	**905,032**	701,551
流動資產	**57,025**	68,822
非流動負債	**(269,879)**	(66,113)
流動負債	**(385,538)**	(403,967)
淨資產	**306,640**	300,293
收入	**336,631**	1,006,723
支出	**(326,143)**	(941,750)
本年度溢利	**10,488**	64,973

22 其他投資

	本集團		**本公司**	
	2005 **人民幣千元**	2004 *人民幣千元*	**2005** **人民幣千元**	2004 *人民幣千元*
非上市股本證券，按成本	**175,639**	175,639	**172,939**	172,939

本集團和本公司的其他投資主要包括在山東魯能菏澤煤電開發有限公司(「菏澤公司」)的投資，計人民幣91,339,000元。菏澤公司主要從事巨野煤田煤電化基地的開發與建設。本集團和本公司於二零零五年十二月三十一日擁有菏澤公司18.4% 的權益。

23 存貨

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
燃煤	**343,374**	155,869	**181,111**	58,741
燃油	**35,400**	39,712	**19,856**	23,250
物料、部件及零件	**180,073**	162,455	**112,557**	101,278
	558,847	358,036	**313,524**	183,269

24 應收賬款及應收票據

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
售電應收賬款及應收票據	**1,214,094**	991,515	**653,690**	572,929
售熱應收賬款及應收票據	**49,238**	58,980	**627**	—
	1,263,332	1,050,495	**654,317**	572,929

應收售電款自發票日起計30日內到期。應收售熱款自發票日起計90日內到期。應收賬款及應收票據的賬齡分析如下：

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
1年以內	**1,247,413**	1,020,280	**654,317**	572,929
1至2年	**17**	3,030	**—**	—
2至3年	**1,594**	25,572	**—**	—
3年以上	**14,308**	1,613	**—**	—
	1,263,332	1,050,495	**654,317**	572,929

25 現金及現金等價物

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
現金及銀行結餘	**845,554**	1,203,466	**484,486**	417,886
銀行及其他財務機構存款	**88**	56,661	**88**	56,661
	845,642	1,260,127	**484,574**	474,547

26 貸款

(a) 銀行貸款

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
到期日：				
1年以內				
一短期銀行貸款	**3,794,297**	2,567,810	**1,158,597**	961,511
一長期銀行貸款的本期部分	**1,698,254**	1,308,759	**608,243**	954,848
	5,492,551	3,876,569	**1,766,840**	1,916,359
1至2年	**2,055,743**	1,863,331	**996,071**	564,848
2至5年	**5,315,555**	4,414,719	**2,127,687**	1,394,560
5年以上	**2,414,593**	2,222,025	**—**	642,000
	9,785,891	8,500,075	**3,123,758**	2,601,408
	15,278,442	12,376,644	**4,890,598**	4,517,767

除本集團的一間附屬公司中的人民幣1,930,000,000元(二零零四年：人民幣1,480,000,000元)的銀行貸款是以其電費收益權作為抵押外，所有銀行貸款均為無抵押貸款。

26 貸款(續)

(a) 銀行貸款(續)

這些銀行貸款的貨幣單位、利率及到期日的詳情如下：

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
人民幣貸款				
在2005年12月31日的浮動年利率主要為4.70%至6.12%(2004年：4.54%至5.85%)，至2021年到期	**13,891,560**	10,966,858	**3,552,220**	3,160,421
美元貸款				
在2005年12月31日的浮動年利率主要為4.60%至5.86%(2004年：2.30%至3.94%)，至2017年到期	**1,386,882**	1,409,786	**1,338,378**	1,357,346
	15,278,442	12,376,644	**4,890,598**	4,517,767

本集團及本公司的美元銀行貸款分別為171,852,000美元(二零零四年：170,336,000美元)及165,842,000美元(二零零四年：164,000,000美元)。

(b) 股東貸款

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
到期日：				
1年以內	**175,000**	335,000	**175,000**	335,000
1至2年	**—**	175,000	**—**	175,000
2至5年	**335,000**	—	**335,000**	—
5年以上	**800,000**	—	**250,000**	—
	1,135,000	175,000	**585,000**	175,000
	1,310,000	510,000	**760,000**	510,000

26 貸款(續)

(b) 股東貸款(續)

所有股東貸款均為無抵押貸款及以人民幣為單位。這些股東貸款的利率及到期日的詳情如下：

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
山東省國際信託投資有限公司(「山東省國際信託」)				
在2005年12月31日的浮動年利率主要為5.27%至5.85%(2004年：5.76%)，至2011年到期	**760,000**	510,000	**760,000**	510,000
中國華電集團公司(「中國華電」)(附註)				
在2005年12月31日的固定年利率為4.98%，於2015年到期	**550,000**	—	—	—
	1,310,000	510,000	**760,000**	510,000

附註：從中國華電借入的貸款代表中國華電將其發行的企業債券所得金額的部分，以上述相同的利率及還款期限轉貸予本集團。

26 貸款(續)

(c) 國家貸款

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
到期日：				
1年以內	**9,584**	9,111	**9,584**	9,111
1至2年	**10,340**	9,831	**10,340**	9,831
2至5年	**36,374**	34,380	**36,169**	34,380
5年以上	**23,465**	35,281	**21,420**	35,281
	70,179	79,492	**67,929**	79,492
	79,763	88,603	**77,513**	88,603

國家貸款主要是9,605,000美元的國家貸款(二零零四年：10,705,000美元)，浮動年利率為3.77%(二零零四年：2.05%)，至二零一二年到期。

這些貸款代表國際復興開發銀行(「世界銀行」)，根據在一九九二年訂立的貸款協議，授予中國政府3.1億美元信貸，以融資鄒縣第三期項目。根據上述貸款協議的條款，中國政府將該筆信貸轉借予山東省政府，而山東省政府再將之轉借予山東電力集團公司。根據山東省財政廳於一九九七年八月五日發出的通知，並經世界銀行正式同意，山東省政府已將本金額為278,250,000美元的部分信貸提供予本公司，並由山東電力集團公司提供還款擔保。

26 貸款(續)

(d) 其他貸款

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
到期日：				
1年以內				
— 短期其他貸款	**300,000**	548,037	**42,000**	198,037
— 長期其他貸款的本期部分	**98,623**	81,305	**—**	—
	398,623	629,342	**42,000**	198,037
1至2年	**828,623**	99,102	**700,000**	—
2至5年	**537,024**	899,720	**198,037**	700,000
5年以上	**—**	9,554	**—**	—
	1,365,647	1,008,376	**898,037**	700,000
	1,764,270	1,637,718	**940,037**	898,037

26 貸款(續)

(d) 其他貸款(續)

除了10,384,000美元(二零零四年:12,693,000美元)的美元貸款外,所有其他貸款均以人民幣為單位。所有其他貸款均為無抵押貸款。這些其他貸款的利率及到期日的詳情如下:

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
中國華電集團財務有限公司(「華電財務」)(前稱「華電財務有限公司」)貸款				
在2005年12月31日的浮動年利率主要為5.02%至5.27%(2004年:4.54%至4.94%),至2010年到期	**1,288,037**	978,037	**898,037**	898,037
附屬公司貸款				
在2005年12月31日的浮動年利率主要為5.02%,至2006年到期	**—**	—	**42,000**	—
其他				
在2005年12月31日的浮動年利率主要為5.27%至5.3%(2004年:3.41%至5.76%),至2010年到期	**476,233**	659,681	**—**	—
	1,764,270	1,637,718	**940,037**	898,037

27 應付賬款和應付票據

所有應付賬款及應付票據將於一年內到期。

28 遞延稅項資產及負債

遞延稅項資產及負債來自下表所列的項目：

本集團：

	資產		負債		淨額	
	2005	2004	**2005**	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元
開辦費用	**8,431**	12,537	**—**	—	**8,431**	12,537
存貨和應收款準備	**25,461**	26,289	**—**	—	**25,461**	26,289
物業、機械裝置及設備折舊	**1,160**	1,160	**(369,489)**	(303,593)	**(368,329)**	(302,433)
就物業、機械裝置及設備和在建工程對公允價值作出調整	**—**	—	**(76,590)**	(56,387)	**(76,590)**	(56,387)
按已付金額抵扣	**34,923**	26,677	**—**	—	**34,923**	26,677
一般性借款利息資本化	**—**	—	**(19,007)**	—	**(19,007)**	—
其他	**2,159**	2,185	**—**	—	**2,159**	2,185
	72,134	68,848	**(465,086)**	(359,980)	**(392,952)**	(291,132)
在依法課稅單位與司法管轄區內抵銷	**(25,916)**	(7,181)	**25,916**	7,181	**—**	—
淨遞延稅項負債	**46,218**	61,667	**(439,170)**	(352,799)	**(392,952)**	(291,132)

本公司：

	2005	2004
	人民幣千元	人民幣千元
開辦費用	**1,227**	1,914
存貨和應收款準備	**20,067**	20,588
物業、機械裝置及設備折舊	**1,160**	1,160
按已付金額抵扣	**28,372**	26,677
一般性借款利息資本化	**(12,605)**	—
其他	**—**	72
遞延稅項資產	**38,221**	50,411

並無未在財務報表內確認的重大遞延稅項資產或負債。

28 遞延稅項資產及負債 *(續)*

就會計及稅務項目的計算若干項目所產生臨時差異的變動載列如下：

本集團：

	2004年1月1日結餘 人民幣千元	透過購買附屬公司 人民幣千元	在2004年度損益表內確認 人民幣千元	**2005年1月1日結餘 人民幣千元**	**透過購買附屬公司 人民幣千元**	**在2005年度損益表內確認 人民幣千元**	**2005年12月31日結餘 人民幣千元**
開辦費用	19,183	2,763	(9,409)	**12,537**	**—**	**(4,106)**	**8,431**
存貨和應收款準備	25,010	1,514	(235)	**26,289**	**—**	**(828)**	**25,461**
物業、機械裝置及設備折舊	(148,239)	(98,651)	(55,543)	**(302,433)**	**—**	**(65,896)**	**(368,329)**
就物業、機械裝置及設備和在建工程對公允價值作出調整	(46,854)	(13,069)	3,536	**(56,387)**	**(26,259)**	**6,056**	**(76,590)**
按已付金額抵扣	14,850	—	11,827	**26,677**	**—**	**8,246**	**34,923**
一般性借款利息資本化	—	—	—	**—**	**—**	**(19,007)**	**(19,007)**
其他	1,156	950	79	**2,185**	**—**	**(26)**	**2,159**
	(134,894)	(106,493)	(49,745)	**(291,132)**	**(26,259)**	**(75,561)**	**(392,952)**
			(附註12(a))			**(附註12(a))**	

本公司：

	2004年1月1日結餘 人民幣千元	在2004年度損益表內確認 人民幣千元	**2005年1月1日結餘 人民幣千元**	**在2005年度損益表內確認 人民幣千元**	**2005年12月31日結餘 人民幣千元**
開辦費用	5,141	(3,227)	**1,914**	**(687)**	**1,227**
存貨和應收款準備	20,710	(122)	**20,588**	**(521)**	**20,067**
物業、機械裝置及設備折舊	2,697	(1,537)	**1,160**	**—**	**1,160**
按已付金額抵扣	14,850	11,827	**26,677**	**1,695**	**28,372**
一般性借款利息資本化	—	—	**—**	**(12,605)**	**(12,605)**
其他	—	72	**72**	**(72)**	**—**
	43,398	7,013	**50,411**	**(12,190)**	**38,221**

29 股本和儲備

(a) 本公司的註冊已發行及繳足資本包括4,021,056,200股(二零零四年:3,825,056,200股)每股面值人民幣1元的非上市國內股份、569,000,000股(二零零四年:0股)每股面值人民幣1元的A股和1,431,028,000股(二零零四年:1,431,028,000股)每股面值人民幣1元的H股。所有股份在各重要方面均享有同等權益。

於二零零五年一月，本公司發行765,000,000股每股面值人民幣1元的人民幣普通股，發行價為每股人民幣2.52元的現金。新發行的人民幣普通股包括196,000,000股非上市國內股份。其餘的569,000,000股A股於二零零五年二月在上海證券交易所掛牌上市。這次發行人民幣普通股所籌集的淨金額為人民幣1,885,501,000元，其中人民幣765,000,000元撥入股本，餘額人民幣1,120,501,000元撥入資本儲備。

(b) 資本儲備主要是指發行股份收到的溢價減發行股份而引起的費用，這是按中國法規規定處理的。

(c) 根據本公司的公司章程，本公司需要撥出按中國會計法規釐定的稅後溢利最少10%(由董事會酌情釐定)作為法定公積金，直至基金的結餘達到註冊股本的50% 為止。撥入法定公積金的款項必須在向股東分派股息前轉撥。

法定公積金可以用作彌補以往年度的虧損(如有)，也可以透過按股東現時的持股比例向其發行新股或透過增加股東目前所持股份的面值而轉為股本，惟發行新股後的結餘不可少於註冊股本的25% 。董事會於二零零六年三月二十四日決議分配截至二零零五年十二月三十一日止年度溢利的10%(二零零四年:10%)作為法定公積金。

(d) 根據本公司的公司章程，本公司需要撥出按中國會計法規釐定的稅後利潤5% 至10%(由董事會酌情釐定)作為法定公益金。這些基金只能用於為本公司員工提供集體福利的資本項目上，如興建宿舍、食堂及其他員工福利設施。除非公司清盤，否則這些基金是不可分派的。撥入法定公益金的款項必須在向股東分派股息前轉撥。董事會於二零零六年三月二十四日決議分配截至二零零五年十二月三十一日止年度溢利的5%(二零零四年:5%)作為法定公益金。

(e) 根據企業會計制度，法定公益金在用於員工集體福利時自法定公益金轉入任意公積金。截至二零零五年十二月三十一日止年度，人民幣4,399,000元(二零零四年:人民幣3,035,000元)已從法定公益金轉入任意公積金。

(f) 根據本公司的公司章程，可用作分派的保留溢利是指按中國會計法規釐定的數額與按《國際財務報告準則》釐定的數額兩者中的較低數額。於二零零五年十二月三十一日，計及本年度擬派末期股息(見附註13) 後及根據本公司的公司章程分配到法定公積金和法定公益金後，可用作分派的保留溢利為人民幣2,153,377,000元(二零零四年:人民幣1,894,694,000元)。

(g) 二零零五年度的普通股股東應佔溢利包括人民幣802,298,000元(二零零四年:人民幣887,082,000元)的溢利，已在本公司財務報表內處理。

30 重大關聯交易

(a) 與中國華電、同系附屬公司及山東省國際信託的交易

本集團是中國華電轄下的一個大集團的一部分，與山東省國際信託同是由中國政府擁有，並與中國華電、同系附屬公司及山東省國際信託有重大交易及關係。由於這些關係，會導致這些交易的條款將和非關聯方進行交易時不一致。

本集團與中國華電、同系附屬公司及山東省國際信託的主要關聯交易是按一般商業條款進行，並列示如下:

	附註	2005 人民幣千元	2004 人民幣千元
已付及應付受控股公司控制的企業之建築費	(i)	**17,109**	19,797
利息支出	(ii)	**97,820**	58,250
來自關聯方貸款額	(iii)	**1,293,037**	1,243,037
償還關聯方貸款額	(iii)	**683,037**	301,944

附註：

(i) 此款項為已付及應付中國華電之附屬公司 -- 中國華電工程(集團)公司(「中國華電工程」)的建築費。

於二零零三年十二月，青島公司與中國華電工程及阿爾斯通電力挪威公司簽訂一份有關建設海水脫硫項目的合同，合同金額為5,790,000美元(約人民幣47,922,000元)。

於二零零五年十一月，本公司及濰坊公司與中國華電工程簽訂有關廢水循環系統的合同，合同金額分別為人民幣76,658,000元及人民幣50,900,000元(本集團的分攤：人民幣15,270,000元)。

(ii) 已付利息為山東省國際信託、中國華電及中國華電財務提供的貸款所產生的利息費用。

(iii) 此款項代表來自/償還山東省國際信託、中國華電及中國華電財務的貸款額。貸款的詳情已分別載於附註26(b)及26(d)。

(iv) 本公司於二零零四年一月向中國華電收購其持有的廣安公司80%的權益，合共人民幣580,800,000元。

(v) 本公司於二零零四年八月向中國華電收購其持有的池州公司40%的權益，合共人民幣79,400,000元。

30 重大關聯交易 *(續)*

(a) 與中國華電、同系附屬公司及山東省國際信託的交易 *(續)*

(vi) *本公司，中國華電及若干其他的同系附屬公司於二零零五年六月八日在中國北京成立華電置業。華電置業註冊資本為人民幣5.5億元。本公司持有華電置業30% 的權益，投資成本為人民幣165,000,000 元。*

(vii) *本公司於二零零五年十二月分別以人民幣74,900,000元及人民幣90,100,000元向中國華電收購其持有的宿州公司97% 及新鄉公司90% 的權益。*

(b) 與主要管理人員的交易

主要管理人員的薪酬包括已刊載於附註10的支付本公司的董事和監事的金額及刊載於附註11的支付若干最高酬金人士的金額，其詳情如下：

	2005 **人民幣千元**	2004 人民幣千元
薪金及其他酬金	**1,481**	1,192
退休福利	**229**	181
獎金	**4,371**	3,441
	6,081	4,814

總酬金已包括在「員工成本」內(見附註6)。

(c) 對界定供款計劃的供款

本集團為員工參與各市及省政府所管理的多個界定供款計劃。本集團的員工福利計劃的詳情已列示於附註31。於二零零五年十二月三十一日，本集團並沒有對退休計劃的重大未付供款。

(d) 與中國的其他國有企業的交易

本集團是一間國有企業，在現階段在一個主要由中國政府直接或間接擁有或控制的企業，以及眾多的政府機關和機構(統稱為「國有企業」)為主的經濟體制中運營。除了附註30(a) 中所述的交易外，本集團大多數的交易是與國有企業進行的，這些交易都是在日常業務過程中進行。這些交易包括售電和售熱；購入燃煤和材料；購入物業、廠房和設備以及籌借資金，執行以上交易時所遵照的條款與同非國有企業訂立的交易條款相若。本集團認為已於附註30(a) 中就關聯方交易作出有意義的披露。

31 退休計劃

本集團需要向國家經營的退休計劃作出供款，供款額為員工薪金總額的20%(二零零四年：20%)。該計劃的成員有權從國家獲得相等於退休當日薪金某一固定比例的退休金。此外，本集團設立了一個同樣由國家經營的定額供款退休計劃，以補上述計劃的不足。除卻上述的年度供款外，本集團無重大責任就與這些計劃有關的其他退休福利付款。

本集團於本年度就這些計劃作出的供款合共為人民幣149,357,000元(二零零四年：人民幣127,262,000元)，已記入綜合損益表內。

32 購買附屬公司

本集團於二零零五年購買若干附屬公司。購買的資產與承擔的負債的公允價值如下：

	賬面值	**公允價值調整**	**確認值**
	人民幣千元	*人民幣千元*	*人民幣千元*
物業、機械裝置及設備	5,566	—	5,566
在建工程	1,966,683	79,591	2,046,274
訂金、其他應收款及預付款	310	—	310
現金及現金等價物	11,089	—	11,089
應付賬款和其他應付款	(29,648)	—	(29,648)
貸款	(1,830,000)	—	(1,830,000)
遞延税項負債	—	(26,259)	(26,259)
少數股東權益	(8,550)	(3,782)	(12,332)
合計	115,450	49,550	165,000
減：所購入的現金及現金等價物			(11,089)
應付控股公司款			(33,000)
現金流出淨額			120,911

收購對本集團的本年度淨溢利並無重大影響。

33 承擔

(a) 資本承擔

本集團(不包括合營企業)及本公司在十二月三十一日未償付亦未在綜合財務報表內提撥準備的資本承擔如下：

	本集團		本公司	
	2005	2004	**2005**	2004
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
已訂約				
一 興建電廠	**12,188,311**	6,185,912	**5,206,305**	2,995,935
一 投資	**461,800**	796,940	**1,589,700**	790,600
一 技改工程及其他	**216,687**	276,921	**201,537**	12,880
	12,866,798	7,259,773	**6,997,542**	3,799,415
已獲授權但未訂約				
一 興建電廠	**12,726,711**	9,367,247	**5,703,750**	5,557,685
一 技改工程及其他	**762,482**	567,380	**499,836**	103,627
	13,489,193	9,934,627	**6,203,586**	5,661,312
	26,355,991	17,194,400	**13,201,128**	9,460,727

除上述以外，於二零零五年十二月三十一日，本集團分攤合營企業的資本承擔為人民幣1,058,502,000元(二零零四年：人民幣312,096,000元)。

(b) 經營租賃承擔

於二零零五年十二月三十一日，根據不可解除的土地及建築物的經營租賃在日後應付的最低租賃付款額總數如下：

	本集團及本公司	
	2005	2004
	人民幣千元	人民幣千元
1年內	**33,978**	34,778
1年後但5年內	**120,712**	120,712
5年後	**502,967**	533,145
	657,657	688,635

根據與國家簽定的協議，本公司由一九九七年九月一日起向國家租用有關的土地，為期三十年。自二零零一年一月一日起生效的現時年租金為人民幣30,178,000元。年租金每五年調整一次，但上調幅度不得超過前年租金的30%。土地的最低租賃付款額是按現時年租金人民幣30,178,000元計算的，因調整的金額仍在協商中。

34 或有負債

於二零零五年十二月三十一日，本公司為若干附屬公司的銀行貸款合共人民幣876,911,000元（二零零四年：人民幣1,197,975,000元）作出擔保。

35 遠期合約

於二零零五年，本公司為規避償還前述美元貸款所產生的外匯風險，與銀行簽定了於若干外幣遠期合約以作套期之用。

36 金融工具

本集團於日常業務過程中將面對利率、信貸、外匯及流動性風險。本集團使用衍生金融工具用作規避外幣匯率變動的風險。本集團亦通過財務管理政策及應用去限制上述風險，詳情如下：

(a) 利率風險

本集團的未償還貸款的利率和還款期載於附註26。

(b) 信貸風險

本集團的絕大部分現金及現金等價物及定期存款（到期日超過三個月）均存放於中國的四大國營銀行。

山東電力集團公司及四川省電力公司均為省電網公司，是本集團所供應電力的購買方。售電及售電應收款的詳情如下：

	2005 ***人民幣千元***	2004 *人民幣千元*
售電:		
山東電力集團公司	**11,402,256**	9,021,456
四川省電力公司	**1,632,351**	954,278
售電應收款:		
山東電力集團公司	**974,809**	787,156
四川省電力公司	**239,285**	204,359

資產負債表上列示的各金融資產（包括衍生金融工具）的賬面值為本集團對於金融資產的最大信貸風險。

沒有其他金融資產具有重大的信貸風險。

(c) 外匯風險

由於本集團部分貸款是以美元為單位，故本集團須承擔外匯風險。美元兑人民幣的匯率貶值或增值均會影響本集團的財政狀況及經營業績。

為規避美元貸款的外匯風險，本公司與銀行簽定了若干的美元遠期合約以作套期之用（見附註35）。

36 金融工具及風險的集中(續)

(d) 流動資金風險

本集團內的個別營運實體須負責本身的現金管理工作，包括現金盈餘的短期投資和籌借貸款以應付預計現金需求(如果借款額超過某些預設授權上限時，需尋求母公司董事會的批核)。本集團的政策是定期監察當時和預計的流動資金需求，以及是否符合借款契約的規定，以確保維持充裕的現金儲備和可供隨時變現的有價證券，同時獲得大型金融機構承諾提供足夠的備用資金，以滿足短期和較長期的流動資金需求。

(e) 公允價值

以下關於金融工具的估計公允價值是《按國際會計準則》第32及第39號的要求所披露的。本集團金融工具的估計、方法及假設是為了符合《國際會計準則》第32及第39號的要求，應與本集團的綜合財務報表及相關的附註一起閱讀。本集團按適當的市場資料及評估方法來評估公允價值。可是分析市場數據時需要用相當的判斷來估計公允價值。所以，現在所披露的估計並不一定能顯示本集團能在現在的市場交易中所變現的金額。採用不同的市場假設及/或估計的方法可能會對估計的公允價值有重大的影響。

以下為本集團用於估計金融工具的公允價值時所採用的主要方法及假設。

由於本集團的流動金融資產及負債於短期內到期，故這些工具的賬面值估計約相等於公允價值。

遠期外匯合同是以公允價值入賬。

投資項目為非上市股本權益，而這類權益在中國並沒有公開的市價，故要合理地估計其公允價值將會招致高昂的費用。

長期金融負債的賬面價值估計約相等於公允價值，其公允價值是採用提供予本集團大致上相同性質及還款期的貸款的現行市場利率，就已貼現的日後現金流量作出估計。

37 會計估計及判斷

本集團的財務狀況和經營結果很容易受編製財務報表時所採用的會計方法、假設和估計所影響。本集團對這些假設和估計是基於以往的經驗及各種其他假設，而本集團亦相信這是合理的。本集團亦按這些假設和估計為基準，對一些不明顯地能從其他來源確定的事項作出判斷。管理層會不斷評估這些估計。實際結果可能因事實、情況和條件的改變與估計金額有異。

當審閱財務報表時，應考慮重大會計政策的選擇，判斷和其他不確定性將影響這些政策的應用及匯報的結果將受條件和假設的改變的敏感性。主要會計政策已列示於附註2。本集團相信下列重大會計政策於編製財務報表時涉及最主要的判斷和估計。

(a) 長期資產的減值

如果有跡象顯示長期資產的淨賬面值不能收回，則資產可能已「減值」，並需按《國際會計準則》第36號的規定確認減值虧損。長期資產的賬面值會被定期審閱以確定其可收回數額是否已低於賬面值。當有事件或情況的改變顯示資產的賬面值可能不可收回，則會作出減值測試。若減值出現，其賬面值將被減至其可收回數額。可收回數額是淨售價與使用價值兩者中的較高額。本集團很難準確估計資產的售價因為不容易取得報價的市場價格。在確定使用價值時，資產所產生的預計現金流將折現其現值，當中需要對銷售額、價格及經營成本作出重大判斷。本集團將用所有可取得的資料去對可收回數額作出合理的估計，當中包括按合理可支持的假設為基準的估計及對預期的銷售額、價格及經營成本的估計。

(b) 折舊

物業、機械裝置及設備是按其預計可用年限，經計及其估計剩餘價值後以直線法計算其折舊。本集團定期審閱資產的預計可用年限以確定報告期內的折舊費用。可用年限是按本集團以往的經驗，並考慮已進行的升級和改善工作及預期的技術改變後所估計的。將來期間的折舊費用會因以前估計的重大改變而作出調整。

(c) 壞賬減值

本集團估計客戶不可還款的能力以作出減值損失。本集團根據應收賬款的賬齡，客戶的信用情況及以往沖銷的經驗為基準作出估計。如果客戶財務狀況下滑，實際沖銷可能比估計為高。

38 資產負債表日後非調整事項

於資產負債表日後，董事提議分配末期股息，詳情見附註13。

39 比較數字

為了配合本年度報表的呈報及會計政策之修訂，若干比較數字已被重分類。詳情見附註3。

40 截至二零零五年十二月三十一日止之會計年度未生效之修訂、新準則和新詮釋的影響

截至本財務報表發出日，國際會計準則委員會頒佈了多項修訂、新準則和新詮釋。但這些準則在截至二零零五年十二月三十一日止之會計年度尚未生效，因此並未在本年度之財務報表中採用。

關於這些發展，與本集團營運及財務報表有關的事項詳情如下：

		在以下日期或之後開始的會計期間生效
《國際財務報告詮釋委員會(IFRIC)詮釋》第4號	確定某項安排是否包含租賃	2006年1月1日
《國際會計準則》第19號修訂	僱員福利 -- 精算收益與虧損、團體計劃和披露	2006年1月1日
《國際會計準則》第39號修訂	金融工具：確認和計量	
	一公允價值計量選擇權	2006年1月1日
	一金融擔保合同	2006年1月1日
《國際財務報告準則》第7號	金融工具：披露	2007年1月1日
《國際會計準則》第1號修訂	財務報表的列報：資本披露	2007年1月1日

本集團正在評估這些修訂、新準則和新詮釋對初始應用期間的預計影響。暫時的結論是，雖然採納這些修訂、新準則和新詮釋可能會導致新披露或對披露修訂，但應不會嚴重影響本集團的經營業績和財政狀況。

41 母公司及最終控股公司

本公司董事認為，本公司的母公司及最終控股公司均是於中國成立的國有企業一中國華電。

五年財務概要（附註）

	2001 人民幣千元	2002 人民幣千元	2003 人民幣千元	2004 人民幣千元	**2005** **人民幣千元**
營業額	7,142,341	7,808,238	8,065,832	10,175,438	**13,300,397**
除稅前溢利	2,054,204	1,719,412	1,587,209	1,576,213	**1,669,294**
所得稅	(674,648)	(541,855)	(538,681)	(504,152)	**(512,341)**
本年度溢利	1,379,556	1,177,557	1,048,528	1,072,061	**1,156,953**
屬於：					
本公司股東權益持有人	1,379,497	1,181,697	1,028,647	1,045,708	**1,066,421**
少數股東權益	59	(4,140)	19,881	26,353	**90,532**
本年度溢利	1,379,556	1,177,557	1,048,528	1,072,061	**1,156,953**
非流動資產總值	15,343,546	17,273,208	18,906,152	24,902,918	**32,011,021**
流動資產總值	3,249,879	1,883,833	1,673,563	3,141,496	**2,757,737**
資產總值	18,593,425	19,157,041	20,579,715	28,044,414	**34,768,758**
流動負債總值	(2,872,972)	(1,685,966)	(2,608,676)	(7,143,250)	**(8,174,285)**
非流動負債總值	(7,514,743)	(8,921,297)	(8,667,517)	(10,214,662)	**(12,932,057)**
淨資產	8,205,710	8,549,778	9,303,522	10,686,502	**13,662,416**
屬於本公司股東權益持有人的總權益	8,199,589	8,382,630	9,116,936	9,873,559	**12,621,709**
少數股東權益	6,121	167,148	186,586	812,943	**1,040,707**
總權益	8,205,710	8,549,778	9,303,522	10,686,502	**13,662,416**

註： 國際會計準則委員會頒佈了多項新訂和經修訂的《國際財務報告準則》。這些準則在由二零零五年一月一日或之後開始的會計期間生效或可供提早採用。初始應用這些新訂和經修訂的《國際財務報告準則》所引致的會計政策變動已於本財務報表內反映，有關資料載列於附註3。二零零四和二零零五年度的數字已按照過渡性條文的規定，就這些新訂和經修訂會計政策作出調整，並已在附註3披露。只有在附註3中註明已追溯採用新會計政策的情況下，才會重報較早年度的數字。

中國核數師審計報告

華電國際電力股份有限公司全體股東：

我們審計了後附的貴公司2005年12月31日的合併資產負債表和資產負債表、2005年度的合併利潤及利潤分配表和利潤及利潤分配表以及合併現金流量表和現金流量表。這些會計報表的編製是貴公司管理當局的責任，我們的責任是在實施審計工作的基礎上對這些會計報表發表意見。

我們按照中國註冊會計師獨立審計準則計劃和實施審計工作，以合理確信會計報表是否不存在重大錯報。審計工作包括在抽查的基礎上檢查支持會計報表金額和披露的證據，評價管理當局在編製會計報表時採用的會計政策和作出的重大會計估計，以及評價會計報表的整體反映。我們相信，我們的審計工作為發表意見提供了合理的基礎。

我們認為，上述會計報表符合中華人民共和國財政部頒佈的企業會計準則和《企業會計制度》的規定，在所有重大方面公允地反映了貴公司2005年12月31日的合併財務狀況和財務狀況、2005年度的合併經營成果和經營成果以及2005年度的合併現金流量和現金流量。

畢馬威華振會計師事務所

中國註冊會計師

張京京

楊芳

中國北京
東長安街1號
東方廣場東2座辦公樓8層
郵編：100738

2006年3月24日

合併資產負債表

（金額單位：人民幣千元）

資產	註釋	**2005年**	2004年
流動資產			
貨幣資金	4	**845,642**	1,270,879
應收銀行承兑匯票		**6,475**	49,633
應收賬款	5	**1,256,857**	1,000,862
其他應收款	6	**69,441**	96,779
預付賬款	7	**11,168**	349,578
存貨	8	**558,847**	358,036
流動資產合計		**2,748,430**	3,125,767
長期投資			
長期股權投資	9	**1,374,344**	845,812
其中：合併價差及股權投資差額		**283,017**	262,827
固定資產			
固定資產原價		**33,007,379**	30,992,853
減：累計折舊		**(11,829,642)**	(10,267,481)
固定資產淨值	10	**21,177,737**	20,725,372
工程物資	11	**5,062,900**	1,881,316
在建工程	11	**3,850,818**	1,007,498
固定資產合計		**30,091,455**	23,614,186
無形資產及其他資產			
無形資產	12	**170,747**	143,276
遞延税項			
遞延税項資產	20	**58,822**	61,667
資產總計		**34,443,798**	27,790,708

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

刊載於第134頁至第186頁的會計報表註釋為本會計報表的組成部分。

合併資產負債表（續）

（金額單位：人民幣千元）

負債和股東權益	註釋	**2005年**	2004年
流動負債			
短期借款	13	**4,094,297**	3,115,847
應付銀行承兑匯票		**164,045**	—
應付賬款	14	**897,872**	1,426,699
應付工資		**108,527**	83,739
應付福利費		**24,673**	21,813
應交税金	15	**250,569**	308,045
其他應交款	16	**25,298**	17,551
其他應付款	17	**624,754**	426,171
一年內到期的長期借款	18	**1,981,461**	1,734,175
流動負債合計		**8,171,496**	7,134,040
長期負債			
長期借款	19	**12,356,717**	9,762,943
專項應付款		**113,370**	98,920
長期負債合計		**12,470,087**	9,861,863
遞延税項			
遞延税項負債	20	**299,038**	232,082
負債合計		**20,940,621**	17,227,985
少數股東權益		**977,006**	747,968

賀恭
法定代表人

祝方新
主管會計工作的公司負責人

陶雲鵬
會計機構負責人

刊載於第134頁至第186頁的會計報表註釋為本會計報表的組成部分。

（金額單位：人民幣千元）

負債和股東權益 *（續）*	*註釋*	**2005年**	2004年
股東權益			
股本	21	**6,021,084**	5,256,084
資本公積	22(a)	**1,897,561**	755,383
盈餘公積	22(b)	**1,409,742**	1,257,497
其中：法定公益金		**379,434**	333,085
未分配利潤		**3,197,784**	2,545,791
其中：於資產負債表日後提議分配的現金股利	23(b)	**391,370**	210,738
股東權益合計		**12,526,171**	9,814,755
負債和股東權益總計		**34,443,798**	27,790,708

此會計報表已於2006年3月24日獲本公司董事會批准。

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

刊載於第134頁至第186頁的會計報表註釋為本會計報表的組成部分。

資產負債表

（按中國會計準則及制度編製）
（金額單位：人民幣千元）

資產	註釋	2005年	2004年
流動資產			
貨幣資金	4	**484,574**	485,299
應收賬款	5	**654,317**	572,929
其他應收款	6	**83,570**	75,436
預付賬款	7	**7,031**	309,571
存貨	8	**313,524**	183,269
流動資產合計		**1,543,016**	1,626,504
長期投資			
長期股權投資	9	**4,349,190**	2,674,992
固定資產			
固定資產原價		**19,016,471**	18,803,782
減：累計折舊		**(7,987,049)**	(7,015,439)
固定資產淨值	10	**11,029,422**	11,788,343
工程物資	11	**2,084,575**	501,231
在建工程	11	**1,039,315**	207,100
固定資產合計		**14,153,312**	12,496,674
無形資產及其他資產			
無形資產	12	**127,307**	121,819
遞延稅項			
遞延稅項資產	20	**50,826**	50,411
資產總計		**20,223,651**	16,970,400

賀恭
法定代表人

祝方新
主管會計工作的公司負責人

陶雲鵬
會計機構負責人

刊載於第134頁至第186頁的會計報表註釋為本會計報表的組成部分。

資產負債表（續）

（金額單位：人民幣千元）

負債和股東權益	註釋	2005年	2004年
流動負債			
短期借款	13	**1,200,597**	1,159,548
應付銀行承兑匯票		**130,000**	—
應付賬款	14	**288,719**	590,851
應付工資		**85,827**	80,839
應付福利費		**14,761**	11,302
應交税金	15	**160,448**	255,938
其他應交款	16	**20,824**	16,214
其他應付款	17	**285,753**	171,094
一年內到期的長期借款	18	**792,827**	1,298,959
流動負債合計		**2,979,756**	3,584,745
長期負債			
長期借款	19	**4,674,724**	3,555,900
專項應付款		**43,000**	15,000
長期負債合計		**4,717,724**	3,570,900
負債合計		**7,697,480**	7,155,645
股東權益			
股本	21	**6,021,084**	5,256,084
資本公積	22(a)	**1,897,561**	755,383
盈餘公積	22(b)	**1,409,742**	1,257,497
其中：法定公益金		**379,434**	333,085
未分配利潤		**3,197,784**	2,545,791
其中：於資產負債表日後提議分配的現金股利	23(b)	**391,370**	210,738
股東權益合計		**12,526,171**	9,814,755
負債和股東權益總計		**20,223,651**	16,970,400

此會計報表已於2006年3月24日獲本公司董事會批准。

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

刊載於第134頁至第186頁的會計報表註釋為本會計報表的組成部分。

合併利潤及利潤分配表

(金額單位:人民幣千元)

	註釋	**2005年**	2004年
主營業務收入	24	**13,300,397**	10,175,438
減:主營業務成本		**(10,221,162)**	(7,364,476)
主營業務稅金及附加	25	**(134,291)**	(108,213)
主營業務利潤		**2,944,944**	2,702,749
加:其他業務利潤		**25,548**	15,586
減:管理費用		**(871,956)**	(673,606)
財務費用	26	**(513,273)**	(493,708)
營業利潤		**1,585,263**	1,551,021
加:投資收益	27	**15,802**	30,329
營業外收入		**17,005**	8,884
減:營業外支出		**(6,873)**	(6,804)
利潤總額		**1,611,197**	1,583,430
減:所得稅	28	**(506,581)**	(512,384)
少數股東損益		**(89,640)**	(26,988)
淨利潤		**1,014,976**	1,044,058
加:年初未分配利潤		**2,545,791**	1,947,418
可供分配的利潤		**3,560,767**	2,991,476
減:提取法定盈餘公積	22(b)	**(101,497)**	(104,400)
提取法定公益金	22(b)	**(50,748)**	(52,200)
可供股東分配的利潤		**3,408,522**	2,834,876
減:分配普通股股利	23(a)	**(210,738)**	(289,085)
年末未分配利潤		**3,197,784**	2,545,791
其中:於資產負債表日後提議分配的現金股利	23(b)	**391,370**	210,738

此會計報表已於2006年3月24日獲本公司董事會批准。

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

刊載於第134頁至第186頁的會計報表註釋為本會計報表的組成部分。

利潤及利潤分配表

（金額單位：人民幣千元）

	註釋	2005年	2004年
主營業務收入	24	**8,022,182**	6,668,344
減：主營業務成本		**(6,125,119)**	(4,679,280)
主營業務稅金及附加	25	**(82,907)**	(75,649)
主營業務利潤		**1,814,156**	1,913,415
加：其他業務利潤		**791**	2,590
減：管理費用		**(513,439)**	(432,184)
財務費用	26	**(198,506)**	(223,241)
營業利潤		**1,103,002**	1,260,580
加：投資收益	27	**275,990**	201,313
營業外收入		**1,447**	40
減：營業外支出		**(1,415)**	(3,436)
利潤總額		**1,379,024**	1,458,497
減：所得稅	28	**(364,048)**	(414,439)
淨利潤		**1,014,976**	1,044,058
加：年初未分配利潤		**2,545,791**	1,947,418
可供分配的利潤		**3,560,767**	2,991,476
減：提取法定盈餘公積	22(b)	**(101,497)**	(104,400)
提取法定公益金	22(b)	**(50,748)**	(52,200)
可供股東分配的利潤		**3,408,522**	2,834,876
減：分配普通股股利	23(a)	**(210,738)**	(289,085)
年末未分配利潤		**3,197,784**	2,545,791
其中：於資產負債表日後提議分配的現金股利	23(b)	**391,370**	210,738

此會計報表已於2006年3月24日獲本公司董事會批准。

賀恭
法定代表人

祝方新
主管會計工作的公司負責人

陶雲鵬
會計機構負責人

刊載於第134頁至第186頁的會計報表註釋為本會計報表的組成部分。

合併現金流量表

截至2005年12月31日止年度
(按中國會計準則及制度編製)
(金額單位：人民幣千元)

	現金流量表補充說明	2005年
經營活動產生的現金流量：		
售電及售熱收到的現金		15,320,457
收到的其他與經營活動有關的現金		160,218
現金流入小計		15,480,675
購買商品和接受勞務支付的現金		(8,871,117)
支付給職工以及為職工支付的現金		(997,903)
支付的各項稅費		(1,957,121)
支付的其他與經營活動有關的現金		(562,375)
現金流出小計		(12,388,516)
經營活動產生的現金流量淨額	i	3,092,159
投資活動產生的現金流量：		
取得投資收益所收到的現金		493
處置固定資產所收回的現金淨額		5,595
減少定期存款		147,554
收到的其他與投資活動有關的現金		19,285
現金流入小計		172,927
購建固定資產、無形資產和其他長期資產所支付的現金		(6,062,054)
增加定期存款		(136,802)
投資所支付的現金		(500,140)
購買子公司所支付的現金淨額	ii	(120,911)
現金流出小計		(6,819,907)
投資活動產生的現金流量淨額		(6,646,980)

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

刊載於第134頁至第186頁的會計報表註釋為本會計報表的組成部分。

(金額單位:人民幣千元)

	現金流量表 補充説明	2005年
籌資活動產生的現金流量:		
吸收投資所收到的現金		2,027,808
借款所收到的現金		11,888,506
專項應付款所收到的現金		41,000
收到的其他與籌資活動有關的現金		29,799
現金流入小計		13,987,113
償還借款所支付的現金		(9,859,307)
償付利息所支付的現金		(756,971)
分配股利所支付的現金		(210,738)
分配少數股東股利所支付的現金		(12,239)
支付的其他與籌資活動有關的現金		(7,522)
現金流出小計		(10,846,777)
籌資活動產生的現金流量淨額		3,140,336
現金及現金等價物淨減少額	iii	(414,485)

賀恭	**祝方新**	**陶雲鵬**
法定代表人	主管會計工作的 公司負責人	會計機構負責人

刊載於第134頁至第186頁的會計報表註釋為本會計報表的組成部分。

（金額單位：人民幣千元）

現金流量表補充說明

i 將淨利潤調節為經營活動現金流量：

	2005年
淨利潤	1,014,976
加：計提的資產減值準備	5,051
固定資產折舊	1,569,463
無形資產攤銷	9,562
合併價差及股權投資差額攤銷	29,360
處置固定資產的損失	1,459
財務費用	513,273
投資收益	(16,096)
少數股東損益	89,640
遞延稅項淨負債增加	69,801
存貨的增加	(197,804)
經營性應收項目的減少	124,955
經營性應付項目的減少	(121,481)
經營活動產生的現金流量淨額	3,092,159

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

刊載於第134頁至第186頁的會計報表註釋為本會計報表的組成部分。

(金額單位:人民幣千元)

現金流量表補充說明(續)

ii 購買子公司所支付的現金淨額

購買子公司對本集團的資產與負債產生以下影響:

	2005年
貨幣資金	11,089
其他應收款	310
固定資產	5,566
工程物資及在建工程	1,966,683
應付工資及福利費	(567)
應交税金	(26)
其他應交款	(2,750)
其他應付款	(26,305)
借款	(1,830,000)
少數股東權益	(8,550)
購入資產與負債淨額	115,450
購入所得股權投資差額	49,550
初始投資成本	165,000
減:應轉入子公司貨幣資金	(11,089)
應付中國華電集團公司	(33,000)
購買子公司所支付的現金淨額	120,911

賀恭
法定代表人

祝方新
主管會計工作的公司負責人

陶雲鵬
會計機構負責人

刊載於第134頁至第186頁的會計報表註釋為本會計報表的組成部分。

現金流量表補充說明(續)

iii 現金及現金等價物淨減少情況：

	2005年
現金及現金等價物的年末餘額	845,642
減：現金及現金等價物的年初餘額	(1,260,127)
現金及現金等價物淨減少額	(414,485)

此會計報表已於2006年3月24日獲本公司董事會批准。

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

刊載於第134頁至第186頁的會計報表註釋為本會計報表的組成部分。

(金額單位：人民幣千元)

	現金流量表補充説明	2005年
經營活動產生的現金流量：		
售電及售熱收到的現金		9,304,493
收到的其他與經營活動有關的現金		7,080
現金流入小計		9,311,573
購買商品和接受勞務支付的現金		(5,242,942)
支付給職工以及為職工支付的現金		(640,559)
支付的各項税費		(1,321,327)
支付的其他與經營活動有關的現金		(313,717)
現金流出小計		(7,518,545)
經營活動產生的現金流量淨額	i	1,793,028
投資活動產生的現金流量：		
取得投資收益所收到的現金		25,990
處置固定資產所收回的現金淨額		1,302
減少定期存款		147,554
收到的其他與投資活動有關的現金		12,294
現金流入小計		187,140
購建固定資產、無形資產和其他長期資產所支付的現金		(2,594,820)
增加定期存款		(136,802)
投資所支付的現金		(1,381,739)
現金流出小計		(4,113,361)
投資活動產生的現金流量淨額		(3,926,221)

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

刊載於第134頁至第186頁的會計報表註釋為本會計報表的組成部分。

現金流量表（續）

截至2005年12月31日止年度
（按中國會計準則及制度編製）
（金額單位：人民幣千元）

	現金流量表補充說明	2005年
籌資活動產生的現金流量：		
吸收投資所收到的現金		1,893,315
借款所收到的現金		6,163,936
專項應付款所收到的現金		28,000
收到的其他與籌資活動有關的現金		26,619
現金流入小計		8,111,870
償還借款所支付的現金		(5,473,889)
償付利息所支付的現金		(279,125)
分配股利所支付的現金		(210,738)
支付的其他與籌資活動有關的現金		(4,898)
現金流出小計		(5,968,650)
籌資活動產生的現金流量淨額		2,143,220
現金及現金等價物淨增加額	ii	10,027

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

刊載於第134頁至第186頁的會計報表註釋為本會計報表的組成部分。

(金額單位：人民幣千元)

現金流量表補充說明

	2005年
i 將淨利潤調節為經營活動現金流量：	
淨利潤	1,014,976
加：沖回的資產減值準備	(1,576)
固定資產折舊	976,009
無形資產攤銷	7,637
股權投資差額攤銷	28,710
處置固定資產的損失	179
財務費用	198,506
投資收益	(304,700)
遞延税項資產增加	(415)
存貨的增加	(128,846)
經營性應收項目的減少	199,568
經營性應付項目的減少	(197,020)
經營活動產生的現金流量淨額	1,793,028
ii. 現金及現金等價物淨增加情況：	
現金及現金等價物的年末餘額	484,574
減：現金及現金等價物的年初餘額	(474,547)
現金及現金等價物淨增加額	10,027

此會計報表已於2006年3月24日獲本公司董事會批准。

賀恭	**祝方新**	**陶雲鵬**
法定代表人	*主管會計工作的公司負責人*	*會計機構負責人*

刊載於第134頁至第186頁的會計報表註釋為本會計報表的組成部分。

1. 公司基本狀況

華電國際電力股份有限公司(以下簡稱「本公司」)是經原中華人民共和國國家經濟體制改革委員會體改生[1994]76號文《關於設立山東國際電源開發股份有限公司的批覆》批准,於1994年6月28日在中華人民共和國(「中國」)成立的股份有限公司,註冊股本為每股面值人民幣1元的普通股3,825,056,200股,計人民幣3,825,056,200元。同日,本公司的發起人山東電力集團公司、山東省國際信託投資公司、山東魯能開發總公司、中國電力信託投資有限公司及棗莊市基本建設投資公司投入本公司有關兩家位於中國山東省鄒縣及十里泉的發電廠的所有資產(土地除外)及負債,連同兩家發電廠的若干有關在建工程,代價為將上述全部股本配發予有關的發起人。

本公司經國務院證券委員會於1998年12月15日以證監發[1998]317號文件批准發行境外股(H股),註冊股本每股面值人民幣1元的普通股因此增加至5,256,084,200股,其中內資股為3,825,056,200股,境外股(H股)為1,431,028,000股。本公司於1999年6月成功地將本公司的1,431,028,000股境外股(H股)在香港聯合交易所掛牌上市。

根據股東大會於2003年6月24日通過的決議,本公司的名稱由「山東國際電源開發股份有限公司」改為「華電國際電力股份有限公司」,並於2003年11月1日取得了更新的企股魯總字第003922號企業法人營業執照。

本公司經中國證券監督管理委員會於2005年1月以證監發行字[2005]2號文批准發行765,000,000股人民幣普通股,每股面值人民幣1元,本公司的註冊股本因此增加至6,021,084,200股。新發行的人民幣普通股包括196,000,000非流通企業法人股。其餘的569,000,000A股於2005年2月3日在上海證券交易所掛牌上市。

本公司及其子公司和合營企業(「本集團」)主要從事發電及供熱業務,所發的電力全部輸往各電廠所在地的省電網公司。

2. 會計報表編製基準及主要會計政策

本集團編製會計報表所採用的主要會計政策是根據中華人民共和國財政部頒佈的企業會計準則和《企業會計制度》及其他有關規定制定的。

本集團於報告期內納入合併範圍的子公司名稱、業務性質、註冊資本、實際投資額、本公司所持有的各種股權的比例及合併期間詳見會計報表註釋32。

(a) 會計年度

本集團的會計年度自公曆1月1日起至12月31日止。

(b) 合併報表的編製方法

本集團合併會計報表是按照《企業會計制度》和財政部頒佈的《合併會計報表暫行規定》（財會字[1995]11號）編製的。

合併會計報表的合併範圍包括本公司及其所有子公司。子公司指本公司通過直接及間接佔被投資公司50%以上（不含50%）權益性資本的公司，或本公司雖然佔有被投資公司權益性資本不足50%但對其具有實質控制權的公司。只有在本公司對子公司佔50%以上權益性資本或雖佔其權益性資本不足50%但對其具有實質控股權的期間，其經營成果才反映在本集團的合併利潤表中。少數股東應佔的權益和損益作為獨立項目記入合併會計報表內。

當子公司或合營企業所採用的會計政策與本公司不一致時，合併時已按照本公司的會計政策對子公司或合營企業會計報表進行必要的調整。合併時所有集團內重大交易，包括集團內未實現利潤及往來餘額均已抵銷。

與其他投資者通過合同、協議規定分享對被投資企業的控制權而形成的合營企業，在編製合併報表時，本公司按比例合併方法對合營企業的資產、負債、收入、成本及費用進行合併，即將在合營企業的各項資產、負債、收入、成本及費用中所佔份額與本公司會計報表的類似項目逐行進行合併。

2. 會計報表編製基準及主要會計政策*(續)*

(c) 記賬基礎和計價原則

本集團記賬基礎為權責發生制。除特別聲明外，計價方法為歷史成本法。

(d) 記賬本位幣

本集團的記賬本位幣為人民幣。

(e) 外幣折算

外幣交易按交易當日中國人民銀行公佈的外匯牌價及國家認可的套算匯率折合為人民幣。年末各項貨幣性外幣資產及負債賬戶按資產負債表日中國人民銀行公佈的外匯牌價及國家認可的套算匯率折合為人民幣。除與購建固定資產直接有關的匯兑損益(參見註釋2(j))所述情況外，外幣折算差異作為匯兑損益計入當期損益。

(f) 現金等價物

現金等價物指本集團持有期限短、流動性強、易於轉換為已知金額現金、價值變動風險很小的投資。

(g) 壞賬準備

壞賬準備是由本集團根據單獨認定已有跡象表明回收困難的應收賬款和賬齡分析估計計提。其他應收款的壞賬準備是本集團根據其性質估計相應回收風險而計提的。

(h) 存貨

存貨包括煤、燃油、物料、組件及零件。存貨以成本減存貨陳舊準備入賬。

存貨成本包括採購成本及運輸成本和處理費用(以適用者為準)。存貨在取得時按實際成本入賬。耗用煤及燃油的成本按加權平均法計算；耗用物料、組件及零件的成本按先進先出法計算。

本集團存貨盤存制度為永續盤存制。

2. 會計報表編製基準及主要會計政策(續)

(i) 長期投資

本公司對被投資企業具有控制、共同控制或重大影響的長期投資採用權益法核算，即最初以初始投資成本計量，以後根據應享有的被投資企業所有者權益的份額進行調整。

初始投資成本與享有被投資企業所有者權益份額之差額作為股權投資差額，並按以下方式處理：

— 初始投資成本超過享有被投資企業所有者權益份額之差額，按直線法攤銷。合同規定投資期限的，按投資期限攤銷。合同沒有規定投資期限的，按10年平均攤銷；年末未攤銷餘額包括在長期股權投資中。

— 初始投資成本低於享有被投資企業所有者權益份額之差額，如果是在財政部發佈《關於執行〈企業會計制度〉和相關會計準則有關問題解答(二)》(財會[2003]10號)以前發生的，合同規定投資期限的，按投資期限攤銷。合同沒有規定投資期限的，按10年平均攤銷，年末未攤銷餘額包括在長期股權投資中；在財政部頒佈財會[2003]10號以後發生的，記入資本公積——股權投資準備。

聯營公司是指本集團長期擁有其不少於20%但不高於50%股本權益且對管理層有重大影響力但並無控制權的公司。

本集團對被投資企業無控制、無共同控制且無重大影響的長期投資採用成本法核算，即以初始投資成本計價。投資收益在被投資企業宣佈分派現金股利或利潤分配時確認。

處置長期股權投資按實際取得的價款與賬面價值的差額計入當期損益。

本集團對長期股權投資計提減值準備(參見註釋2(m))。

2. 會計報表編製基準及主要會計政策(續)

(j) 固定資產與在建工程

固定資產指本集團為生產電力及熱力和經營管理而持有的，使用期限超過1年且單位價值較高的資產。

固定資產以成本減累計折舊及減值準備(參見註釋2(m))記入資產負債表內。在建工程以成本減減值準備(參見註釋2(m))記入資產負債表內。

在有關建造的資產達到預定可使用狀態之前發生的與購建固定資產有關的一切直接或間接成本，包括在購建期間利用專門借款進行購建所發生的借款費用(包括有關借款本金和利息的匯兑損益)，全部資本化為在建工程。

在建工程於達到預定可使用狀態時轉入固定資產。在建工程不計提折舊。

本集團對固定資產在預計使用年限內按直線法計提折舊，各類固定資產的預計可使用年限和預計淨殘值率分別為：

	預計使用年限	預計淨殘值率
土地使用權、房屋及建築物	15至50年	0% - 3%
發電機組	10至20年	3%
其他	5至10年	3%

(k) 經營租賃費用

經營租賃的租金在租賃期內按直線法確認為費用。

(l) 無形資產

無形資產主要是指土地使用權。

土地使用權以成本減累計攤銷及減值準備(參見註釋2(m))記入資產負債表內。

土地使用權的成本按直線法在使用權期限內攤銷。

2. 會計報表編製基準及主要會計政策(續)

(m) 資產減值準備

本集團對各項資產(包括長期投資、固定資產、在建工程、無形資產等)的賬面價值定期進行審閱，以評估可收回金額是否已跌至低於賬面價值。當發生事項或情況變化顯示賬面價值可能無法收回，這些資產便需進行減值測試。若出現減值情況，賬面價值會減低至可收回金額，減計的價值即為資產減值損失。

可收回金額是指資產的銷售淨價與預期從該資產的持續使用和使用壽命結束時的處置中形成的預計未來現金流量的現值兩者中的較高者。

本公司按單項項目計算資產減值損失，並將減值損失記入當期損益。但當本公司已將長期股權投資初始投資成本小於應享有被投資單位所有者權益份額的差額記入了資本公積後，長期股權投資的減值損失首先沖減該投資初始確認時記入資本公積的金額，減值損失超過該資本公積的部分記入當期損益。

如果有跡象表明以前年度據以計提資產減值的各種因素發生變化，使得資產的可收回金額大於其賬面價值，則以前年度已確認的資產減值損失便會轉回，轉回的資產減值損失計入當期損益，但轉回後資產的賬面價值不應高於假如資產沒有計提資產減值情況下的賬面價值。長期股權投資的減值損失轉回時，首先轉回原確認減值損失時記入損益的部分，然後再恢復原沖減的資本公積。

(n) 所得稅

所得税是按照納税影響會計法確認的當期所得税費用。當期所得税費用包括當期應交所得税和遞延税項資產和負債的變動。

當期應交所得税按當期應納税所得額和適用的所得税率計算。

遞延税項是按債務法計算所做出的準備。該法是根據時間性差異計算遞延税項，即對由於税法與會計制度在確認收益、費用或損失時的時間不同而產生的税前會計利潤與應納税所得額的差異計算遞延税項。在税率變動或開徵新税時，該法對原已確認的時間性差異的所得税影響金額進行調整，在轉回時間性差異的所得税影響金額時，按照現行所得税率計算轉回。

預期可在未來抵減應納税所得額的税務虧損(在同一法定納税單位及司法管轄區內)將用來抵銷遞延税項負債。當與遞延税項資產相關的税務利益預計不能實現時，該相關遞延税項資產將相應減少至其預期可實現數額。

2. 會計報表編製基準及主要會計政策(續)

(o) 預計負債及或有負債

如果本集團須就已發生的事件承擔現時義務，且該義務的履行很可能會導致經濟利益流出企業，以及有關金額能夠可靠地估計，本集團便會對該義務計提預計負債。

如果上述義務的履行導致經濟利益流出企業的可能性較低，或是無法對有關金額作出可靠地估計，該義務將被披露為或有負債。

(p) 專項應付款

專項應付款是指本集團接受國家撥入的具有專門作環保用途的撥款。本集團於實際收到專項撥款時記入專項應付款。撥款項目完成後，將有關的撥款記入資本公積。

(q) 收入確認

收入是在經濟利益能夠流入本集團，以及相關的收入和成本能夠可靠地計量時，根據下列方法確認：

(i) 電力收入

電力收入於電力供應至各電廠所在地的省電網公司時確認。

(ii) 熱力收入

熱力收入於熱力供應至客戶時確認。

(r) 研究及開發費用

研究及開發費用於實際發生時計入當期損益。

(s) 借款費用

用於購建固定資產的專門借款的借款費用在有關固定資產達到預定可使用狀態所必要的購建期內予以資本化，計入所購建固定資產的成本。

除上述借款費用外，其他借款費用均於發生當期確認為財務費用。

2. 會計報表編製基準及主要會計政策*(續)*

(t) 大修、維修及保養支出

大修、維修及保養支出於實際發生時計入當期損益。

(u) 股利分配

現金股利於宣告發放時計入當期利潤及利潤分配表。資產負債表日後至會計報表批准報出日之間建議或批准的現金股利在資產負債表股東權益中單獨列示。

(v) 退休福利

按照中國有關法規，本集團為員工參加了政府組織安排的定額供款退休計劃。本集團按員工工資的一定比率，向退休計劃供款。上述供款按照權責發生制原則計入當期損益。按供款計劃繳款後，本集團不再有其他的支付義務。

(w) 關聯方

如果本集團有能力直接或間接控制、共同控制另一方或對另一方施加重大影響；或另一方有能力直接或間接控制、共同控制本集團或對本集團施加重大影響；或本集團與另一方或多方同受一方控制，均被視為關聯方。關聯方可為個人或企業。

(x) 公允價值套期

公允價值套期是指以衍生金融工具規避已確認資產或負債的公允價值變動風險，套期工具以公允價值進行期末計量所產生的收益或損失在損益表中確認。被套期項目因所規避風險所產生的收益或損失，在損益表中予以確認。

3. 稅項

本集團所適用的主要稅種及稅率如下：

	稅率	納稅基數
增值稅		
一 售電	17%	按銷售金額
一 供熱	13%	按銷售金額
城市維護建設稅	5 - 7%	按應交增值稅額
所得稅（註）	15%、33%	按本年的應納稅所得額

註：除四川廣安發電有限責任公司（「廣安公司」）外，本集團2004及2005年度適用的所得稅稅率主要為33%。

本集團於2005年度享受主要稅收優惠的資料如下：

公司名稱	優惠稅率	優惠原因
廣安公司	15%	享受西部大開發企業所得稅優惠政策

按照《財政部、國家稅務總局、海關總署關於西部大開發稅收優惠政策問題的通知》（財稅[2001]202號）及《國家稅務局關於落實西部大開發有關稅收政策具體實施意見的通知》（國稅發[2002]47號）規定，在2001年至2010年期間，企業經稅務機關審核確認後，可減按15%稅率繳納企業所得稅。根據四川省國家稅務局出具的批准文件，廣安公司於2005年度減按15%的稅率繳納企業所得稅。

4. 貨幣資金

	本集團				本公司			
	2005年		2004年		**2005年**		2004年	
	原幣	**人民幣/人民幣等值**	原幣	人民幣/人民幣等值	**原幣**	**人民幣/人民幣等值**	原幣	人民幣/人民幣等值
	千元	**千元**	千元	千元	**千元**	**千元**	千元	千元
現金								
人民幣		**1,016**		3,801		**657**		1,406
銀行及金融機構活期及定期存款(3個月以內)								
人民幣		**844,427**		1,256,266		**483,718**		473,081
美元	**24**	**191**	6	48	**24**	**191**	6	48
港幣	**8**	**8**	11	12	**8**	**8**	11	12
		844,626		1,256,326		**483,917**		473,141
現金及現金等價物		**845,642**		1,260,127		**484,574**		474,547
銀行定期存款(3個月以上)								
人民幣		**—**		10,752		**—**		10,752
		845,642		1,270,879		**484,574**		485,299

以上銀行及金融機構活期及定期外幣存款按以下匯率折算為人民幣：

	2005年	2004年
美元	**8.0702**	8.2765
港幣	**1.0403**	1.0637

5. 應收賬款

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
應收售電款	**1,229,497**	961,758	**653,690**	572,929
應收供熱款	**43,263**	40,694	**627**	—
	1,272,760	1,002,452	**654,317**	572,929
減：壞賬準備	**(15,903)**	(1,590)	**—**	—
合計	**1,256,857**	1,000,862	**654,317**	572,929

壞賬準備分析如下：

	本集團	
	2005年	2004年
	千元	千元
年初餘額	**1,590**	—
本年計提	**14,313**	1,590
年末餘額	**15,903**	1,590

5. 應收賬款(續)

應收賬款賬齡分析如下：

	本集團							
	2005年				2004年			
賬齡	金額 千元	比例	壞賬準備 千元	比例	金額 千元	比例	壞賬準備 千元	比例
1年以內	1,240,938	97.5%	—	—	970,647	96.8%	—	—
1年至2年	17	—	—	—	3,189	0.3%	159	5.0%
2年至3年	3,189	0.3%	1,595	50%	26,918	2.7%	1,346	5.0%
3年以上	28,616	2.2%	14,308	50%	1,698	0.2%	85	5.0%
合計	1,272,760	100%	15,903	1.2%	1,002,452	100%	1,590	0.2%

	本公司							
	2005年				2004年			
賬齡	金額 千元	比例	壞賬準備 千元	比例	金額 千元	比例	壞賬準備 千元	比例
1年以內	654,317	100%	—	—	572,929	100%	—	—

沒有跡象表明賬齡在一年內的應收賬款的可回收性存在問題，故未計提壞賬準備。

本集團並沒有對個別重大的應收賬款計提全額及比例較大的壞賬準備。

上述餘額中無對持有本公司5%或以上表決權股份的股東的應收賬款。

應收賬款前5名單位的應收賬款總額如下：

	2005年		2004年	
	金額 千元	佔應收款 比例	金額 千元	佔應收款 比例
本集團	1,260,180	99.0%	997,996	99.6%
本公司	654,317	100.0%	572,929	100.0%

6. 其他應收款

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
應收關聯單位往來款	**8,475**	—	**64,929**	37,096
其他	**66,824**	108,892	**22,102**	41,968
	75,299	108,892	**87,031**	79,064
減：壞賬準備	**(5,858)**	(12,113)	**(3,461)**	(3,628)
合計	**69,441**	96,779	**83,570**	75,436

壞賬準備分析如下：

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
年初餘額	**12,113**	11,239	**3,628**	4,332
購買子公司轉入	**—**	2,957	**—**	—
本年轉回	**(6,255)**	(2,083)	**(167)**	(704)
年末餘額	**5,858**	12,113	**3,461**	3,628

6. 其他應收款(續)

其他應收款賬齡分析如下：

本集團

賬齡	2005年 金額 千元	2005年 比例	2005年 壞賬準備 千元	2005年 比例	2004年 金額 千元	2004年 比例	2004年 壞賬準備 千元	2004年 比例
1年以內	**58,407**	**77.5%**	**146**	**0.2%**	86,634	79.6%	1,103	1.3%
1至2年	**10,983**	**14.6%**	**1,093**	**10%**	3,708	3.4%	2	0.1%
2至3年	**501**	**0.7%**	**10**	**2%**	385	0.4%	7	1.8%
3年以上	**5,408**	**7.2%**	**4,609**	**85.2%**	18,165	16.6%	11,001	60.6%
合計	**75,299**	**100%**	**5,858**	**7.8%**	108,892	100%	12,113	11.1%

本公司

賬齡	2005年 金額 千元	2005年 比例	2005年 壞賬準備 千元	2005年 比例	2004年 金額 千元	2004年 比例	2004年 壞賬準備 千元	2004年 比例
1年以內	**83,126**	**95.5%**	**59**	**0.1%**	72,223	91.4%	68	0.1%
1至2年	**12**	**—**	**—**	**—**	3,276	4.1%	2	0.1%
2至3年	**501**	**0.6%**	**10**	**2%**	14	—	7	50%
3年以上	**3,392**	**3.9%**	**3,392**	**100%**	3,551	4.5%	3,551	100%
合計	**87,031**	**100%**	**3,461**	**4.0%**	79,064	100%	3,628	4.6%

上述餘額中無對持有本公司5%或以上表決權股份股東的其他應收款。

本集團並沒有個別重大實際沖銷或收回以前年度已全額或較大比例計提壞賬準備的其他應收款。

6. 其他應收款(續)

其他應收款前5名單位的其他應收款總額如下：

	2005年		2004年	
	金額	佔其他應收款比例	金額	佔其他應收款比例
	千元		千元	
本集團	**43,660**	**58.0%**	43,091	39.6%
本公司	**64,929**	**74.6%**	41,199	52.1%

7. 預付賬款

	本集團		本公司	
	2005年	2004年	2005年	2004年
	千元	千元	千元	千元
預付關聯單位賬款	—	—	—	2,716
其他	**11,168**	349,578	**7,031**	306,855
	11,168	349,578	**7,031**	309,571

	本集團				本公司			
	2005年		2004年		2005年		2004年	
	金額	比例	金額	比例	金額	比例	金額	比例
	千元		千元		千元		千元	
1年以內	**4,501**	**40.3%**	342,558	98%	**364**	**5.2%**	304,904	98%
1年至2年	**6,667**	**59.7%**	7,020	2%	**6,667**	**94.8%**	4,667	2%
合計	**11,168**	**100%**	349,578	100%	**7,031**	**100%**	309,571	100%

上述餘額中無對持有本公司5%或以上表決權股份的股東的預付賬款。

賬齡超過1年的預付賬款主要是用作日後採購的押金和預付租賃費。

8. 存貨

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
煤	**343,374**	155,869	**181,111**	58,741
燃油	**35,400**	39,712	**19,856**	23,250
物料、組件及零件	**244,334**	229,723	**169,903**	160,033
	623,108	425,304	**370,870**	242,024
減：存貨減值準備	**(64,261)**	(67,268)	**(57,346)**	(58,755)
	558,847	358,036	**313,524**	183,269

存貨減值準備為對物料、組件及零件的存貨陳舊撥備。

存貨減值準備

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
年初餘額	**67,268**	64,551	**58,755**	58,422
購買子公司轉入	**—**	1,633	**—**	—
本年(轉回)/計提	**(3,007)**	1,084	**(1,409)**	333
年末餘額	**64,261**	67,268	**57,346**	58,755

於成本及費用中確認的存貨成本如下：

	2005年	2004年
	千元	千元
本集團	**7,763,525**	5,098,095
本公司	**4,588,850**	3,158,380

以上存貨均為購買形成的。

9. 長期股權投資

本集團

	在聯營公司的投資	其他股權投資	合併價差及股權投資差額	合計
	千元	千元	千元	千元
投資成本				
年初餘額	407,346	175,639	262,827	845,812
增加投資	500,140	—	49,550	549,690
按權益法核算調整數	16,930	—	—	16,930
應收股利	(8,728)	—	—	(8,728)
本年度攤銷	—	—	(29,360)	(29,360)
年末餘額	915,688	175,639	283,017	1,374,344

本公司

	在子公司的投資	在合營企業的投資	在聯營公司的投資	其他股權投資	股權投資差額	合計
	千元	千元	千元	千元	千元	千元
年初餘額	1,742,359	128,236	373,186	172,939	258,272	2,674,992
增加投資	871,389	—	493,800	—	49,550	1,414,739
按權益法核算調整數	287,138	22,309	16,930	—	—	326,377
應收股利	(25,340)	(4,140)	(8,728)	—	—	(38,208)
本年度攤銷	—	—	—	—	(28,710)	(28,710)
年末餘額	2,875,546	146,405	875,188	172,939	279,112	4,349,190

本集團並沒有對個別重大的長期股權投資計提減值準備。

本公司的子公司、合營企業和聯營公司的詳情列於註釋32。

9. 長期股權投資(續)

(a) 於2005年12月31日，本公司對主要子公司投資分析如下：

	廣安公司	華電青島發電有限公司(「青島公司」)	華電淄博熱電有限公司(「淄博公司」)	華電章丘發電有限公司(「章丘公司」)	華電滕州新源熱電有限公司(「滕州公司」)	華電新鄉發電有限公司(「新鄉公司」)	安徽華電宿州發電有限公司(「宿州公司」)	其他子公司	合計
	千元	千元	千元	千元	千元	千元	千元	千元	千元
佔被投資單位股本的比例	80%	55%	100%	80.41%	54.49%	90%	97%		
投資期限	無	20年	無	無	無	30年	30年		
初始投資成本									
（於2005年12月31日）	1,037,013	248,318	374,800	305,740	133,620	90,100	74,900	63,322	2,327,813
投資成本									
年初餘額	630,223	478,490	291,119	142,461	127,897	—	—	72,169	1,742,359
加：增加投資	456,200	—	120,000	179,739	—	62,100	53,350	—	871,389
按權益法核算調整數	169,851	47,907	25,116	25,343	5,811	—	—	13,110	287,138
減：應收股利	—	—	—	(21,471)	(467)	—	—	(3,402)	(25,340)
年末餘額	1,256,274	526,397	436,235	326,072	133,241	62,100	53,350	81,877	2,875,546

9. 長期股權投資*(續)*

(b) 於2005年12月31日，本公司對合營企業投資分析如下：

	華電濰坊發電有限公司 **(「濰坊公司」)** **(前稱「濰坊發電廠」)** *千元*
佔被投資單位權益比例	30%
投資期限	30年
初始投資成本(於2005年12月31日)	193,983
投資成本	
年初餘額	128,236
加：按權益法核算調整數	22,309
減：應收股利	(4,140)
年末餘額	146,405

9. 長期股權投資(續)

(c) 於2005年12月31日，本集團對主要聯營公司投資列示如下：

聯營公司	投資期限	初始投資成本 千元 (於2005年12月31日)	本集團佔被投資單位股本的比例 千元	年初餘額 千元	增加投資 千元	按權益法核算調整數 千元	應收股利 千元	年末餘額 千元
本公司								
寧夏發電集團有限責任公司(「寧夏發電公司」)	無	280,000	31.11%	168,386	112,000	6,702	(253)	286,835
安徽池州九華發電有限公司(「池州公司」)	30年	258,940	40%	179,200	76,800	(7,984)	—	248,016
華電置業有限公司(「華電置業」)	無	165,000	30%	—	165,000	—	—	165,000
四川瀘州川南發電有限公司(「瀘州公司」)	25年	80,000	40%	—	80,000	—	—	80,000
寧夏英力特中寧發電有限公司(「中寧公司」)	25年(不含建設期)	85,600	50%	25,600	60,000	18,212	(8,475)	95,337
本公司合計		869,540		373,186	493,800	16,930	(8,728)	875,188
四川華鎣山龍灘煤電有限責任公司(「龍灘煤電公司」)	無	40,500	36%	34,160	6,340	—	—	40,500
本集團合計		910,040		407,346	500,140	16,930	(8,728)	915,688

9. 長期股權投資(續)

(d) 於2005年12月31日，本集團對主要其他股權投資列示如下：

被投資單位名稱	投資期限	初始投資成本 千元 (於2005年12月31日)	佔被投資單位股本的比例	年初及年末餘額 千元
本公司				
山東魯能菏澤煤電開發有限公司	50年	91,339	18.4%	91,339
山東魯能礦業集團有限公司	無	69,000	7.04%	69,000
山西省煤炭運銷集團晉中南鐵路煤炭銷售有限公司	無	12,600	14%	12,600
本公司合計		172,939		172,939
其他		2,700		2,700
本集團合計		175,639		175,639

9. 長期股權投資(續)

(e) 於2005年12月31日，本集團的合併價差及股權投資差額列示如下：

	廣安公司	青島公司	濰坊公司	池州公司	宿州公司	新鄉公司	其他	本公司合計	淄博公司	本集團合計
	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
攤銷期限	10年	15年	15年	10年	10年	10年			10年	
合併價差及股權投資差額										
年初餘額	29,436	90,412	235,706	2,940	—	—	37,556	396,050	6,506	402,556
本年增加	—	—	—	—	21,550	28,000	—	49,550	—	49,550
年末餘額	29,436	90,412	235,706	2,940	21,550	28,000	37,556	445,600	6,506	452,106
累計攤銷										
年初餘額	(2,944)	(33,149)	(82,498)	(123)	—	—	(19,064)	(137,778)	(1,951)	(139,729)
本年攤銷	(2,943)	(6,029)	(15,713)	(294)	—	—	(3,731)	(28,710)	(650)	(29,360)
年末餘額	(5,887)	(39,178)	(98,211)	(417)	—	—	(22,795)	(166,488)	(2,601)	(169,089)
淨值										
年末餘額	23,549	51,234	137,495	2,523	21,550	28,000	14,761	279,112	3,905	283,017
年初餘額	26,492	57,263	153,208	2,817	—	—	18,492	258,272	4,555	262,827

於2005年12月31日，本集團長期投資賬面價值合計佔淨資產的比例為11.0%(2004年：8.6%)。

10. 固定資產

	本集團			
	土地使用權、房屋及建築物	發電機組	其他	合計
	千元	千元	千元	千元
原價：				
年初餘額	7,936,257	22,421,212	635,384	30,992,853
購買子公司轉入	—	—	7,182	7,182
本年增加	710	3,574	26,994	31,278
在建工程轉入（註釋11）	290,917	1,680,138	20,983	1,992,038
本年減少	(6,952)	(526)	(8,494)	(15,972)
年末餘額	8,220,932	24,104,398	682,049	33,007,379
累計折舊：				
年初餘額	(2,206,411)	(7,764,739)	(296,331)	(10,267,481)
購買子公司轉入	—	—	(1,616)	(1,616)
本年計提折舊	(331,252)	(1,175,271)	(62,940)	(1,569,463)
處理變賣沖回	914	403	7,601	8,918
年末餘額	(2,536,749)	(8,939,607)	(353,286)	(11,829,642)
賬面淨值：				
年末餘額	5,684,183	15,164,791	328,763	21,177,737
年初餘額	5,729,846	14,656,473	339,053	20,725,372

10. 固定資產（續）

	本公司			
	土地使用權、房屋及建築物	發電機組	其他	合計
	千元	千元	千元	千元
原價：				
年初餘額	3,920,184	14,443,541	440,057	18,803,782
本年增加	710	2,498	14,491	17,699
在建工程轉入（註釋11）	26,496	162,445	11,929	200,870
本年減少	(923)	(526)	(4,431)	(5,880)
年末餘額	3,946,467	14,607,958	462,046	19,016,471
累計折舊：				
年初餘額	(1,411,271)	(5,417,354)	(186,814)	(7,015,439)
本年計提折舊	(190,689)	(745,773)	(39,547)	(976,009)
處理變賣沖回	340	403	3,656	4,399
年末餘額	(1,601,620)	(6,162,724)	(222,705)	(7,987,049)
賬面淨值：				
年末餘額	2,344,847	8,445,234	239,341	11,029,422
年初餘額	2,508,913	9,026,187	253,243	11,788,343

已提足折舊仍繼續使用的固定資產賬面原價為：

	2005年	2004年
	千元	千元
本集團	**1,532,354**	1,137,597
本公司	**1,071,330**	687,574

於2005年12月31日，本集團並無暫時閒置的固定資產。

11. 工程物資及在建工程

本集團的工程物資主要為預付購買設備款。

本集團的主要工程物資及在建工程分析如下：

工程項目	預算金額	年初餘額	購買子公司轉入	本年增加	本年轉入固定資產	年末餘額	工程投入佔預算比例	資金來源	本年借款費用資本化金額
	千元	千元	千元	千元	千元	千元			千元
本公司									
鄒縣發電廠第四期發電機組	8,490,000	66,779	—	468,493	—	535,272	6.3%	募股資金、自有資金及銀行貸款	3,196
寧夏靈武發電廠發電機組	5,145,230	51,531	—	293,296	—	344,827	6.7%	自有資金及銀行貸款	5,865
工程物資		501,231	—	1,583,344	—	2,084,575	—	自有資金及銀行貸款	20,476
脱硫、技改工程及其他		88,790	—	271,296	(200,870)	159,216	—	自有資金及銀行貸款	124
本公司合計		708,331	—	2,616,429	(200,870)	3,123,890			29,661
					(註釋10)				(註釋26)
子公司									
廣安公司第三期發電機組	4,490,000	74,761	—	332,669	—	407,430	9.1%	自有資金及銀行貸款	8,341
青島公司第二期發電機組	2,502,550	225,554	—	1,480,139	(1,464,559)	241,134	68.0%	自有資金及銀行貸款	22,654
新鄉公司寶山發電廠第一期發電機組	4,970,260	—	248,078	—	—	248,078	5.0%	自有資金及銀行貸款	—
宿州公司第一期發電機組	4,702,560	—	413,257	—	—	413,257	8.8%	自有資金及銀行貸款	—
工程物資		1,220,387	1,258,602	237,399	—	2,716,388	—	自有資金及銀行貸款	73,041
脱硫、技改工程及其他		443,658	46,746	1,139,921	(318,732)	1,311,593	—	自有資金及銀行貸款	39,446
子公司小計		1,964,360	1,966,683	3,190,128	(1,783,291)	5,337,880			143,482

11. 工程物資及在建工程(續)

本集團的主要工程物資及在建工程分析如下：(續)

工程項目	預算金額	年初餘額	購買子公司轉入	本年增加	本年轉入固定資產	年末餘額	工程投入佔預算比例	資金來源	本年借款費用資本化金額
	千元	千元	千元	千元	千元	千元			千元
應佔合營企業									
濰坊公司第二期發電機組	1,427,853	34,039	—	121,725	—	155,764	10.9%	自有資金及銀行貸款	4,763
工程物資		159,698	—	102,239	—	261,937	—	自有資金及銀行貸款	10,581
脫硫、技改工程及其他		22,386	—	19,738	(7,877)	34,247	—	自有資金及銀行貸款	917
應佔合營企業小計		216,123	—	243,702	(7,877)	451,948			16,261
本集團合計		2,888,814	1,966,683	6,050,259	(1,992,038)	8,913,718			189,404
					(註釋10)				(註釋26)

本集團本年度用於確定借款利息資本化金額的資本化率平均為5.21%(2004年：4.99%)。

12. 無形資產

	本集團 千元	本公司 千元
成本：		
年初餘額	175,082	150,306
本年增加	37,033	13,125
年末餘額	212,115	163,431
累計攤銷：		
年初餘額	(31,806)	(28,487)
本年攤銷	(9,562)	(7,637)
年末餘額	(41,368)	(36,124)
賬面淨值：		
年末餘額	170,747	127,307
年初餘額	143,276	121,819

無形資產主要為土地使用權。包括在無形資產賬戶中的土地使用權是指未開發或建造自用項目的土地使用權和在採用《企業會計制度》前已開發或建造自用項目的土地使用權。

除濰坊公司、青島公司和廣安公司的土地使用權主要為行政劃撥取得外，本集團土地使用權(包括在固定資產、在建工程和無形資產賬戶中的土地使用權)主要為通過出讓方式取得。

於2005年12月31日，土地使用權的剩餘攤銷年限為6年至66年。

13 短期借款

	本集團					
	2005年			2004年		
	利率	原幣 千元	人民幣/ 人民幣等值 千元	利率	原幣 千元	人民幣/ 人民幣等值 千元
短期銀行借款						
人民幣	4.70%- 5.58%		3,526,860	4.54%- 5.58%		1,740,160
美元	4.60%- 5.43%	33,139	267,437	2.30%- 2.76%	100,000	827,650
短期人民幣其他借款(註)	5.02%		300,000	4.54%- 4.78%		548,037
			4,094,297			3,115,847

	本公司					
	2005年			2004年		
	利率	原幣 千元	人民幣/ 人民幣等值 千元	利率	原幣 千元	人民幣/ 人民幣等值 千元
短期銀行借款						
人民幣	4.70%- 5.22%		891,160	5.02%		133,861
美元	4.60%- 5.43%	33,139	267,437	2.30%- 2.76%	100,000	827,650
短期人民幣其他借款(註)	5.02%		42,000	4.54%		198,037
			1,200,597			1,159,548

13 短期借款(續)

註：短期人民幣其他借款

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
中國華電集團財務有限公司(「華電財務」)(前稱「華電財務有限公司」)	**300,000**	248,037	**—**	198,037
其他關聯單位借款	**—**	—	**42,000**	—
其他	**—**	300,000	**—**	—
	300,000	548,037	**42,000**	198,037

從中國華電集團公司(「中國華電」)的子公司——華電財務借入的其他借款的利率是按中國人民銀行同期的借款利率下浮10%執行。

以上的外幣借款按以下匯率折算為人民幣：

	2005年	2004年
美元	**8.0702**	8.2765

以上所有短期借款均為信用借款。

上述餘額中無對持有本公司5%或以上表決權股份的股東的短期借款。

14. 應付賬款

應付賬款年末餘額中無對持有本公司5%或以上表決權股份的股東的應付賬款。

於2004年和2005年12月31日，本集團的應付賬款賬齡均在1年以內，沒有任何賬齡超過3年的個別重大應付賬款。

15. 應交稅金

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
應交增值稅	**99,495**	192,660	**49,437**	148,981
應交城市維護建設稅	**17,440**	16,699	**14,588**	13,978
應交企業所得稅	**113,970**	84,681	**79,098**	74,380
應收預付企業所得稅	**(2,789)**	(9,210)	**—**	—
其他	**22,453**	23,215	**17,325**	18,599
合計	**250,569**	308,045	**160,448**	255,938

16. 其他應交款

其他應交款主要為尚未繳付的教育費附加。教育費附加按應交增值稅額的3%計提。

17. 其他應付款

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
應付中國華電	**33,000**	—	**33,000**	—
應付其他關聯單位往來款	**—**	—	**101,753**	48,000
應付非關聯施工單位賬款	**317,092**	246,362	**44,896**	48,458
其他	**274,662**	179,809	**106,104**	74,636
	624,754	426,171	**285,753**	171,094

應付中國華電款項為應付購買子公司(註釋29(i))的收購款餘額。

應付非關聯施工單位賬款主要為應付工程質量保證金。

除應付中國華電外，其他應付款年末餘額中無其他對持有本公司5%或以上表決權股份的股東的其他應付款。

於2004年及2005年12月31日，本集團並沒有個別重大賬齡超過3年的其他應付款。

18. 一年內到期的長期借款

	本集團				本公司			
	2005年		2004年		2005年		2004年	
	原幣	人民幣/人民幣等值	原幣	人民幣/人民幣等值	原幣	人民幣/人民幣等值	原幣	人民幣/人民幣等值
	千元	千元	千元	千元	千元	千元	千元	千元
1年內到期的銀行借款								
人民幣		1,437,428		1,041,428		350,000		690,000
美元	32,320	260,826	32,300	267,331	32,000	258,243	32,000	264,848
1年內到期的股東借款								
人民幣		175,000		335,000		175,000		335,000
1年內到期的國家借款								
美元	1,188	9,584	1,101	9,111	1,188	9,584	1,101	9,111
1年內到期的其他借款								
人民幣		80,000		62,206		—		—
美元	2,308	18,623	2,308	19,099	—	—	—	—
		1,981,461		1,734,175		792,827		1,298,959
		(註釋19(b))		(註釋19(b))		(註釋19(b))		(註釋19(b))

以上的外幣借款按以下匯率折算為人民幣：

	2005年	2004年
美元	8.0702	8.2765

借款的情況分析列於註釋19。

截止2005年12月31日，濰坊公司共有逾期借款人民幣76,428千元(按本公司所佔份額)，此部分借款由中國建設銀行貸出，用於濰坊公司兩台300MW機組的建設，已分別於1996年至2000年到期。出於企業經營需要，濰坊公司的另一投資方濰坊市投資公司已與中國建設銀行協商推遲還款。現該項借款年利率為5.76%，並不收取任何罰息。公司目前估計還款時間可能在2006年底之前。

19. 長期借款

(a) 長期借款按還款期分析如下：

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
銀行借款				
1至2年	**2,055,743**	1,863,331	**996,071**	564,848
2至5年	**5,315,555**	4,414,719	**2,127,687**	1,394,560
5年以上	**2,414,593**	2,222,025	**—**	642,000
	9,785,891	8,500,075	**3,123,758**	2,601,408
股東借款(註(i))				
1至2年	**—**	175,000	**—**	175,000
2至5年	**335,000**	—	**335,000**	—
5年以上	**800,000**	—	**250,000**	—
	1,135,000	175,000	**585,000**	175,000
國家借款(註(ii))				
1至2年	**10,340**	9,831	**10,340**	9,831
2至5年	**36,374**	34,380	**36,169**	34,380
5年以上	**23,465**	35,281	**21,420**	35,281
	70,179	79,492	**67,929**	79,492
其他借款(註(iii))				
1至2年	**828,623**	99,102	**700,000**	—
2至5年	**537,024**	899,720	**198,037**	700,000
5年以上	**—**	9,554	**—**	—
	1,365,647	1,008,376	**898,037**	700,000
	12,356,717	9,762,943	**4,674,724**	3,555,900

除股東借款外，上述餘額中無其他對持有本公司5%或以上表決權股份的股東的長期借款。

19. 長期借款(續)

(b) 長期借款具體情況如下：

本集團

	利率及期限	2005年 原幣 千元	2005年 人民幣/人民幣等值 千元	2004年 原幣 千元	2004年 人民幣/人民幣等值 千元
長期銀行借款					
人民幣借款	於2005年12月31日的年利率主要為4.94%至6.12%不等(2004年：4.78%至5.85%)，在2021年或以前到期		10,364,700		9,226,698
美元借款	於2005年12月31日的年利率主要為4.67%至5.86%(2004年：3.94%)，在2017年或以前到期	138,713	1,119,445	70,336	582,136
			11,484,145		9,808,834
股東借款(註(i))					
人民幣借款	於2005年12月31日的年利率主要為4.98%至5.85%不等(2004年：5.76%)，在2015年或以前到期		1,310,000		510,000
國家借款(註(ii))					
人民幣借款	於2005年12月31日的年利率主要為2.55%(2004年：無)，在2010年或以前到期		2,250		—
美元借款	於2005年12月31日的年利率主要為3.77%(2004年：2.05%)，在2012年或以前到期	9,605	77,513	10,705	88,603
			79,763		88,603
其他借款(註(iii))					
人民幣借款	於2005年12月31日的年利率主要為5.02%至5.76%不等(2004年：4.94%至5.76%)，在2010年或以前到期		1,380,468		984,627
美元借款	於2005年12月31日的年利率主要為5.93%(2004年：3.41%)，在2010年或以前到期	10,384	83,802	12,693	105,054
			1,464,270		1,089,681
			14,338,178		11,497,118
減：一年內到期的長期借款(註釋18)			(1,981,461)		(1,734,175)
			12,356,717		9,762,943

19. 長期借款*(續)*

(b) 長期借款具體情況如下：*(續)*

本公司

	利率及期限	2005年 原幣 千元	2005年 人民幣／人民幣等值 千元	2004年 原幣 千元	2004年 人民幣／人民幣等值 千元
長期銀行借款					
人民幣借款	於2005年12月31日的年利率主要為4.94%至5.51%不等(2004年：4.94%至5.51%)，在2010年或以前到期		**2,661,060**		3,026,560
美元借款	於2005年12月31日的年利率主要為4.67%至5.86%不等(2004年：3.94%)，在2008年或以前到期	**132,703**	**1,070,941**	64,000	529,696
			3,732,001		3,556,256
股東借款(註(i))					
人民幣借款	於2005年12月31日的年利率主要為5.27%至5.85%不等(2004年：5.76%)，在2011年或以前到期		**760,000**		510,000
國家借款(註(ii))					
美元借款	於2005年12月31日的年利率主要為3.77%(2004年：2.05%)，在2012年或以前到期	**9,605**	**77,513**	10,705	88,603
其他借款(註(iii))					
人民幣借款	於2005年12月31日的年利率主要為5.02%至5.18%不等(2004年：4.94%)，在2008年或以前到期		**898,037**		700,000
			5,467,551		4,854,859
減：一年內到期的長期借款(註釋18)			**(792,827)**		(1,298,959)
			4,674,724		3,555,900

19. 長期借款(續)

(b) 長期借款具體情況如下：(續)

以上的外幣借款按以下匯率折算為人民幣：

	2005年	2004年
美元	**8.0702**	8.2765

註(i) 股東借款

股東借款餘額分析如下：

	本集團		本公司	
	2005年 千元	2004年 千元	**2005年 千元**	2004年 千元
山東省國際信託投資有限公司	**760,000**	510,000	**760,000**	510,000
中國華電	**550,000**	—	—	—
	1,310,000	510,000	**760,000**	510,000

從山東省國際信託投資有限公司借入的股東借款的利率是執行中國人民銀行同期的長期借款利率。

從中國華電借入的股東借款的利率為固定利率4.98%。這筆借款是由中國華電將其發行的企業債券所取得的部分金額，以同樣的利率及期限條款轉貸予本集團。

註(ii) 國家借款

國家借款主要來自國際復興開發銀行(「世界銀行」)，根據1992年訂立的借款協議授予中國政府以提供鄒縣第三期項目所需資金的310,000,000美元信貸。根據上述借款協議的條款，中國政府將該項信貸轉貸予山東省政府，而山東省政府再將該項信貸轉貸予山東電力集團公司。根據山東省財政廳於1997年8月5日的通知，並獲世界銀行正式同意，本金278,250,000美元之信貸部分由山東省政府提供予本公司，並由山東電力集團公司提供擔保。

19. 長期借款(續)

(b) 長期借款具體情況如下：(續)

註(iii) 其他借款

其他借款餘額分析如下：

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
華電財務	**988,037**	730,000	**898,037**	700,000
其他	**476,233**	359,681	**—**	—
	1,464,270	1,089,681	**898,037**	700,000

從華電財務借入的其他借款的利率是按中國人民銀行同期的長期借款利率下浮10%執行。

(c) 長期借款擔保或抵押的情況分析如下：

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
信用借款	**10,705,065**	8,236,773	**5,390,038**	4,766,256
由山東電力集團公司提供擔保的借款	**77,513**	88,603	**77,513**	88,603
由中國華電提供擔保的借款	**380,000**	—	**—**	—
由第三方企業提供擔保的借款	**1,245,600**	1,691,742	**—**	—
質押借款	**1,930,000**	1,480,000	**—**	—
	14,338,178	11,497,118	**5,467,551**	4,854,859
減：一年內到期的長期借款	**(1,981,461)**	(1,734,175)	**(792,827)**	(1,298,959)
	12,356,717	9,762,943	**4,674,724**	3,555,900

上述質押借款由本集團的一間子公司的電費收費權作質押擔保。

20. 遞延稅項

遞延稅項(負債)/資產由以下項目的稅務影響所組成：

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
遞延稅項資產：				
開辦費用	**8,431**	12,537	**1,227**	1,914
存貨和應收款準備	**25,461**	26,289	**20,067**	20,588
物業、機械裝置及設備折舊	**1,160**	1,160	**1,160**	1,160
其他	**37,082**	28,862	**28,372**	26,749
	72,134	68,848	**50,826**	50,411
在依法課稅單位與司法管轄區內抵銷	**(13,312)**	(7,181)	**—**	—
遞延稅項資產總額	**58,822**	61,667	**50,826**	50,411
遞延稅項負債：				
物業、機械裝置及設備折舊	**(312,350)**	(239,263)	**—**	—
在依法課稅單位與司法管轄區內抵銷	**13,312**	7,181	**—**	—
遞延稅項負債總額	**(299,038)**	(232,082)	**—**	—
遞延稅項(負債)/資產淨額	**(240,216)**	(170,415)	**50,826**	50,411

21. 股本

	2005年 **千元**	2004年 千元
註冊、已發行及繳足股本：		
4,021,056,200股(2004年:3,825,056,200股) 每股面值人民幣1元的企業法人股(尚未流通)	**4,021,056**	3,825,056
1,431,028,000股每股面值人民幣1元的H股	**1,431,028**	1,431,028
569,000,000股每股面值人民幣1元的A股(流通)	**569,000**	—
	6,021,084	5,256,084

上述各類股本在各重要方面均享有相等權益。

本公司經中國證券監督管理委員會於2005年1月以證監發行字[2005]2號文批准發行765,000,000股人民幣普通股，每股面值人民幣1元，註冊股本因此增加至6,021,084,200股。新發行的人民幣普通股包括196,000,000非流通企業法人股。其餘的569,000,000A股於2005年2月3日在上海證券交易所掛牌上市。

上述實收3,825,056,200企業法人股的股本已於1994年6月18日由山東濟寧會計師事務所驗證，並出具驗資報告。驗資報告文號為會師(鄒)驗字第102號。

上述實收H股的股本已於1999年8月30日由畢馬威華振會計師事務所驗證，並出具驗資報告。驗資報告文號為KPMG—C—(1999)CVNo.0005。

上述實收A股及196,000,000企業法人股的股本已於2005年1月28日由畢馬威華振會計師事務所驗證，並出具驗資報告。驗資報告文號為KPMG—A—(2005)CRNo.0005。

22. 資本公積、法定盈餘公積、法定公益金及任意盈餘公積

(a) 資本公積

資本公積變動情況如下：

	本集團及本公司		
	股本溢價	其他	總額
	千元	千元	千元
2004年1月1日	747,941	6,837	754,778
本年增加	—	605	605
2004年12月31日	747,941	7,442	755,383
本年增加	1,120,501	21,677	1,142,178
2005年12月31日	1,868,442	29,119	1,897,561

股本溢價主要是本公司於1999年6月份發行H股及2005年1月份發行人民幣普通股所收到的溢價淨額。其他資本公積主要是國家撥款項目完成後從專項應付款轉入的款項。

(b) 法定盈餘公積、法定公益金及任意盈餘公積變動情況如下：

	本集團及本公司			
	法定盈餘公積	法定公益金	任意盈餘公積	總額
	千元	千元	千元	千元
2004年1月1日	756,322	283,920	60,655	1,100,897
利潤分配	104,400	52,200	—	156,600
轉入任意盈餘公積	—	(3,035)	3,035	—
2004年12月31日	860,722	333,085	63,690	1,257,497
利潤分配	101,497	50,748	—	152,245
轉入任意盈餘公積	—	(4,399)	4,399	—
2005年12月31日	962,219	379,434	68,089	1,409,742

22. 資本公積、法定盈餘公積、法定公益金及任意盈餘公積 *(續)*

(c) 利潤分配

(i) 利潤分配是根據本公司章程的有關規定及條款而作出的。

(ii) 根據本公司的公司章程，本公司需要按中國會計準則及制度確定的稅後利潤提取至少10%作為法定盈餘公積，直至其餘額達到註冊股本的50%為止。法定盈餘公積必須在向股東分派股息前提取。

法定盈餘公積可以用作彌補以往年度的虧損（如有），也可轉增股本，但轉增股本後的餘額不得少於註冊股本的25%。

(iii) 根據本公司的公司章程，本公司需要按中國會計準則及制度確定的稅後利潤提取5%至10%（由董事會酌情厘定）作為法定公益金。該基金只能用於為本公司員工提供集體福利，如興建宿舍、食堂及其他員工福利設施。除非公司清盤，否則該基金是不可分派的。法定公益金必須在向股東分派股息前提取。

(iv) 根據企業會計制度，法定公益金在用於員工集體福利時自法定公益金轉入任意盈餘公積。截至2005年12月31日止年度，人民幣4,399,000元(2004年：人民幣3,035,000元）已從法定公益金轉入任意盈餘公積。

(v) 本公司董事會批准有關提取2004年和2005年度的利潤分配方案如下：

	2005年	2004年
(a) 提取法定盈餘公積	**10%**	10%
(b) 提取法定公益金	**5%**	5%

有關股利分配的詳情，見註釋23。

(vi) 根據本公司的公司章程，可用作分派的未分配利潤是指按適用於本公司的中國會計準則及制度確定的數額與按《國際財務報告準則》或按本公司股份上市當地的會計準則（如本集團的財務報表不是按照《國際財務報告準則》編製）確定的數額兩者中的較低數額。

23. 股利

(a) 已記入各年度股利分配的已分配股利如下：

	2005年 千元	2004年 千元
中期股利每股人民幣0.02元	—	105,122
2004年度末期股利每股人民幣0.035元	210,738	—
2003年度末期股利每股人民幣0.035元	—	183,963
	210,738	289,085

(b) 未記入各年度股利分配的擬派發股利如下：

	2005年 千元	2004年 千元
擬派發末期股利：		
2005年度(每股人民幣0.065元)	391,370	—
2004年度(每股人民幣0.035元)	—	210,738
	391,370	210,738

股利在宣佈分派期間內確認為負債。

24. 主營業務收入

主營業務收入為售電及供熱的收入，並已扣除增值税，列示如下：

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
售電收入	**13,034,607**	9,975,734	**8,020,386**	6,668,344
供熱收入	**265,790**	199,704	**1,796**	—
	13,300,397	10,175,438	**8,022,182**	6,668,344

本集團需就售電及供熱收入分別按銷售發票價的17%及13%計繳增值税(銷項增值税)。銷項增值税由山東電力集團公司、四川省電力公司或購熱方負擔，連同發票價一起支付。本集團在採購物料時所繳付之增值税(進項增值税)，可從售電及售熱時收到的銷項增值税中扣除。

本集團從前五名客戶獲得收入總額，以及其佔本集團主營業務收入百分比如下：

	2005年		2004年	
	收入金額	**佔主營業務收入比例**	收入金額	佔主營業務收入比例
	千元		千元	
本集團	**13,215,444**	**99.4%**	10,133,544	99.6%
本公司	**8,022,182**	**100%**	6,668,344	100%

25. 主營業務税金及附加

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
城市維護建設税	**85,305**	75,128	**52,759**	52,955
教育費附加	**48,986**	33,085	**30,148**	22,694
	134,291	108,213	**82,907**	75,649

26. 財務費用

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
發生的利息支出	**773,656**	630,934	**288,772**	263,465
減：資本化的利息支出	**(189,404)**	(100,440)	**(29,661)**	(6,867)
淨利息支出	**584,252**	530,494	**259,111**	256,598
利息收入	**(19,285)**	(12,717)	**(12,294)**	(9,288)
淨匯兌收益	**(39,984)**	—	**(36,601)**	—
衍生金融工具淨收益	**(11,710)**	(24,069)	**(11,710)**	(24,069)
合計	**513,273**	493,708	**198,506**	223,241

27. 投資收益

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
長期股權投資收益				
一 按成本法	**240**	30,066	**—**	29,825
一 按權益法	**15,856**	386	**304,700**	200,026
股權投資差額攤銷	**(294)**	(123)	**(28,710)**	(28,538)
合計	**15,802**	30,329	**275,990**	201,313

本公司投資收益的匯回並沒有任何重大限制。

28. 所得稅

在利潤表中的所得稅包括：

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
當期稅項				
本年度中國企業所得稅	**436,780**	457,050	**364,463**	421,452
以往年度多提準備	**—**	(2,643)	**—**	—
	436,780	454,407	**364,463**	421,452
遞延稅項				
時間性差異的產生及轉回	**69,801**	57,977	**(415)**	(7,013)
	506,581	512,384	**364,048**	414,439

於2004年度和2005年度，中國企業所得稅是按應課稅利潤的15%或33%計算(註釋3)。本集團沒有未提準備的重大遞延稅項。

29. 關聯方及其重大交易

(a) 存在控制關係的關聯方

公司名稱	註冊地址	主要業務	與本公司關係	經濟性質或類型	法定代表人
中國華電集團公司	中國北京市	進行電源及電力相關產業的開發建設和經營管理，組織電力熱力生產和銷售	控股股東	全民所有制	賀恭
廣安公司	中國廣安市	發電及售電	子公司	有限責任公司	陳建華
青島公司	中國青島市	發電及售電和發熱及供熱	子公司	有限責任公司	陳建華
淄博公司	中國淄博市	發電及售電和發熱及供熱	子公司	有限責任公司	王文琦
章丘公司	中國章丘市	發電及售電	子公司	有限責任公司	鍾統林
滕州公司	中國滕州市	發電及售電和發熱及供熱	子公司	有限責任公司	鍾統林
新鄉公司	中國新鄉市	興建發電廠	子公司	有限責任公司	楊家朋

29. 關聯方及其重大交易(續)

(a) 存在控制關係的關聯方(續)

公司名稱	註冊地址	主要業務	與本公司關係	經濟性質或類型	法定代表人
宿州公司	中國宿州市	興建發電廠	子公司	有限責任公司	張濤
華電國際山東物資有限公司	中國濟南市	物資採購	子公司	有限責任公司	王文琦
華電青島熱力有限公司	中國青島市	售熱	子公司	有限責任公司	王文琦

(b) 存在控制關係的關聯方的註冊資本及變動情況

公司名稱	年初數 *人民幣千元*	本年增加 *人民幣千元*	年末數 *人民幣千元*
中國華電集團公司	12,000,000	—	12,000,000
廣安公司	700,000	570,260	1,270,260
青島公司	380,000	—	380,000
淄博公司	254,800	120,000	374,800
章丘公司	180,000	200,508	380,508
滕州公司	245,000	—	245,000
新鄉公司	20,000	49,000	69,000
宿州公司	10,000	45,000	55,000
華電國際山東物資有限公司	30,000	—	30,000
華電青島熱力有限公司	20,000	—	20,000

29. 關聯方及其重大交易(續)

(c) 存在控制關係的關聯方所持股份或權益及其變化

公司名稱	年初數		本年增加		年末數	
	千股	%	千股	%	千股	%
中國華電集團公司	2,815,075	53.56	196,000	(3.55)	3,011,075	50.01
廣安公司	560,000	80.00	456,200	—	1,016,200	80.00
青島公司	209,000	55.00	—	—	209,000	55.00
淄博公司	254,800	100.00	120,000	—	374,800	100.00
章丘公司	126,000	70.00	179,975	10.41	305,975	80.41
滕州公司	133,500	54.49	—	—	133,500	54.49
新鄉公司	—	—	62,100	90.00	62,100	90.00
宿州公司	—	—	53,350	97.00	53,350	97.00
華電國際山東物資有限公司	28,200	94.00	—	—	28,200	94.00
華電青島熱力有限公司	11,000	55.00	—	—	11,000	55.00

(d) 不存在控制關係的關聯方

截至2005年12月31日止，本公司不存在控制關係的關聯方為：

公司名稱	與本公司關係
山東省國際信託投資有限公司	持有本公司15.00%股權
中國華電工程(集團)公司	此公司由中國華電集團公司控制
中國華電集團財務有限公司	此公司由中國華電集團公司控制

29. 關聯方及其重大交易(續)

(e) 本公司董事會認為下列重大交易是在日常業務過程中按正常商業條款或按監管這些交易的協議進行。

	註釋	2005年 千元	2004年 千元
建築費	(i)	**17,109**	19,797
利息支出	(ii)	**97,820**	58,250
借款	(ii)	**1,293,037**	1,243,037
償還借款	(ii)	**683,037**	301,944

(i) 上述金額是指應付/已付中國華電工程(集團)公司的建築費。

於2003年12月，青島公司與中國華電工程(集團)公司及阿爾斯通電力挪威公司簽訂一份建設合同，在青島公司興建海水脱硫項目，合同金額為5,790,000美元。

於2005年11月，鄒縣發電廠及濰坊公司分別與中國華電工程(集團)公司簽訂一份建設合同，在鄒縣發電廠及濰坊公司興建廢水循環系統，合同金額分別為人民幣76,658,000元及人民幣50,900,000元(本集團所佔權益：人民幣15,270,000元)。

(ii) 山東國際信託投資有限公司、中國華電及華電財務提供的貸款詳情，載於註釋13及19。

(f) 於2004年1月，本公司以人民幣5.8億元向中國華電收購其持有的廣安公司80%的權益。

(g) 於2004年8月，本公司以人民幣79,740,000元向中國華電收購其持有的池州公司40%的權益。

(h) 於2005年4月，本公司、中國華電及若干中國華電其他的子公司於中國北京市合資成立華電置業。華電置業於2005年6月8日註冊成立，註冊資本為人民幣5.5億元。本公司的投資成本為人民幣1.65億元，持有華電置業30%的權益。

(i) 於2005年12月，本公司分別以人民幣74,900,000元及人民幣90,100,000元向中國華電收購其持有的宿州公司97%及新鄉公司90%的權益。

(j) 於2004年和2005年12月31日，除列於註釋13及19的應付關聯方貸款和註釋6及17的其他應收／應付關聯方往來款外，本集團及本公司並無其他應收／應付關聯方的往來賬餘額。

30. 資本承擔

於12月31日，本集團(不包括合營企業)的資本承擔如下：

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
已簽訂合同	**12,866,798**	7,259,773	**6,997,542**	3,799,415
已批准但未簽訂合同	**13,489,193**	9,934,627	**6,203,586**	5,661,312
	26,355,991	17,194,400	**13,201,128**	9,460,727

本集團分攤合營企業的資本開支承擔：

	2005年	2004年
	千元	千元
本集團分攤合營企業的資本開支承擔	**1,058,502**	312,096

該等資本承擔是關於已承諾將為購買固定資產支付的金額和對本集團的投資及聯營公司的權益的資本性支出。

31. 經營租賃承擔

根據不可撤銷的有關土地和房屋經營租賃協議，本集團於年末以後的最低租賃付款額如下:

	本集團及本公司	
	2005年	2004年
	千元	千元
1年以內	**33,978**	34,778
1年以上2年以內	**30,178**	30,178
2年以上3年以內	**30,178**	30,178
3年以上	**563,323**	593,501
	657,657	688,635

根據簽定的協議，本公司由1997年9月1日起向山東省人民政府租用有關的土地，為期30年。年租金每5年調整一次，但上調幅度不得超過前一年租金的30%。自2001年1月1日起生效的年租金為人民幣30,178,000元。因租金的調整仍在商議中，土地的最低租賃付款額是按現時年租人民幣30,178,000元計算的。

32. 子公司、合營企業和聯營公司

於2005年12月31日，本公司之主要子公司、合營企業和聯營公司的詳情如下：

(i) 子公司

公司	註冊資本	本集團應佔權益	本公司應佔權益	子公司應佔權益	投資金額	合併期間	主要業務
	千元	百分比(%)	百分比(%)	百分比(%)	千元		
廣安公司	1,270,260	80	80	—	1,037,013	自2004年度	發電及售電
青島公司	380,000	55	55	—	248,318	自1999年度	發電及售電和發熱及供熱
淄博公司	374,800	100	100	—	374,800	自2001年度	發電及售電和發熱及供熱
章丘公司	380,508	80.41	80.41	—	305,740	自2002年度	發電及售電
滕州公司	245,000	54.49	54.49	—	133,620	自2002年度	發電及售電和發熱及供熱
新鄉公司	69,000	90	90	—	90,100	自2005年度	興建發電廠
宿州公司	55,000	97	97	—	74,900	自2005年度	興建發電廠
華電國際山東物資有限公司	30,000	94	40	60	12,000	自2004年度	物資採購
華電青島熱力有限公司	20,000	55	55	—	11,000	自2004年度	售熱

32. 子公司、合營企業和聯營公司*(續)*

於2005年12月31日，本公司之主要子公司、合營企業和聯營公司的詳情如下：*(續)*

(i) 子公司*(續)*

本集團於2005年12月購買宿州公司97%權益及新鄉公司90%權益。本集團自購買日起控制以上投資的財務和經營政策，並從其活動中獲得利益或承擔風險，因此這些投資自購買日起併入本集團的合併財務報表。這些投資於購買日的淨資產和自購買日至2005年12月31日止期間的經營成果總結如下：

	千元
於購買日的淨資產：	
流動資產	11,399
固定資產	1,972,249
流動負債	(649,648)
長期負債	(1,210,000)
淨資產	124,000

這些投資自購買日至2005年12月31日止期間並無重大的經營成果。

32. 子公司、合營企業和聯營公司(續)

(ii) 合營企業

公司	註冊資本 千元	本公司應佔權益 百分比(%)	投資金額 千元	合併期間	主要業務
濰坊公司	200,000	30	193,983	自1999年度	發電及售電

濰坊發電廠在2005年12月16日註冊成為一間有限責任公司,並改名為「華電濰坊發電有限公司」。

(iii) 聯營公司

公司	註冊資本 千元	本集團應佔權益 百分比(%)	本公司應佔權益 百分比(%)	子公司應佔權益 百分比(%)	投資金額 千元	主要業務
寧夏發電公司	900,000	31.11	31.11	—	280,000	發電,售電和投資控股
池州公司	640,000	40	40	—	258,940	發電及售電
華電置業	550,000	30	30	—	165,000	物業開發
瀘州公司	200,000	40	40	—	80,000	興建發電廠
中寧公司	171,200	50	50	—	85,600	發電及售電
龍灘煤電公司	82,260	36	—	45	40,500	煤炭開採與銷售

33. 或有負債

於2005年12月31日，本公司為子公司的銀行貸款合計人民幣876,911,000元作出擔保。

34. 非經常性損益

根據《公開發行證券的公司信息披露規範問答第1號——非經常損益》(2004年修訂)的規定，本集團非經常性損益列示如下：

	本集團		本公司	
	2005年	2004年	**2005年**	2004年
	千元	千元	**千元**	千元
本年度非經常性損益				
營業外收入	**17,005**	8,884	**1,447**	40
營業外支出	**(6,873)**	(6,804)	**(1,415)**	(3,436)
衍生金融工具淨收益	**11,710**	24,069	**11,710**	24,069
	21,842	26,149	**11,742**	20,673
減：以上各項對稅務的影響	**(7,208)**	(8,629)	**(3,875)**	(6,822)
合計	**14,634**	17,520	**7,867**	13,851

35 資產負債表日後事項

截至本會計報表批准日，本集團無重大需要呈報的資產負債表日後事項。

36 分部報告

本集團的盈利主要來自中國的發電業務。因此，無需編製分部報告。

按中國會計準則及制度和《國際財務報告準則》編製的合併會計報表的差異

本集團2004年和2005年度按照《國際財務報告準則》編製的會計報表是由香港執業會計師畢馬威會計師事務所審計。

本集團2004年和2005年度按中國企業會計準則和《企業會計制度》編製的會計報表是由畢馬威華振會計師事務所審計。

就中國會計準則及制度和《國際財務報告準則》之主要差異對淨利潤的影響分析如下：

	註釋	**2005年 人民幣千元**	2004年 人民幣千元 (見註釋(f))
按中國會計準則及制度編製的會計報表的淨利潤		**1,014,976**	1,044,058
調整：			
淨資產公允價值調整	(a)	**(32,893)**	(32,721)
商譽／合併價差調整	(b)	**29,360**	25,653
一般性借款利息資本化	(c)	**58,257**	—
政府補助	(d)	**2,363**	—
其他調整	(e)	**1,074**	605
調整對稅務的影響		**(6,716)**	8,113
少數股東損益	(f)	**90,532**	26,353
按《國際財務報告準則》編製的會計報表的淨利潤		**1,156,953**	1,072,061

就中國會計準則及制度和《國際財務報告準則》之主要差異對權益的影響分析如下：

	註釋	**2005年 人民幣千元**	2004年 人民幣千元 (見註釋(f))
按中國會計準則及制度編製的會計報表的股東權益		**12,526,171**	9,814,755
調整：			
淨資產公允價值調整	(a)	**415,976**	374,916
商譽／合併價差調整	(b)	**(238,586)**	(225,362)
一般性借款利息資本化	(c)	**58,257**	—
政府補助	(d)	**(18,240)**	—
其他調整	(e)	**(127)**	(127)
調整對稅務的影響		**(121,742)**	(90,623)
少數股東權益	(f)	**1,040,707**	812,943
按《國際財務報告準則》編製的會計報表的總權益		**13,662,416**	10,686,502

註釋：

(a) 在編製合併財務報表時，根據中國會計準則及制度，合併財務報表是以母公司和子公司及合營企業的個別財務報表為依據編製；根據《國際財務報告準則》，合併財務報表是以母公司的財務報表和被收購子公司及合營企業按被收購時資產負債的公允價值為基礎編製。本公司的子公司及合營企業在被收購時的淨資產的公允價值與其賬面值存在差異，該差異主要是由於固定資產所致的。

淨資產公允值調整主要為子公司及合營企業於被收購時的固定資產公允價值與其賬面值之差及收購日後對公允價值及賬面值之差所作的折舊調整。

(b) 根據中國會計準則及制度，合併價差是指收購成本超過購入淨資產賬面值的份額。按照《國際財務報告準則》，商譽是指收購成本超過可分淨資產公允價值的份額。如註釋 (a) 所述，由於購入的淨資產賬面值和公允價值存在差異，所以合併價差和商譽亦存在差異。截至2004年12月31日止年度的淨利潤差異是因合併價差和商譽攤銷所致。按照2005年1月1日生效的《國際財務報告準則》第三號，商譽不再進行攤銷。負商譽被撥回至年初的未分配利潤中作出調整。

(c) 根據中國會計準則及制度，只有為購建固定資產而借入的專門借款所發生的費用才予以資本化為該資產成本的一部分。而根據《國際財務報告準則》，對於一般性借款用於獲取一項符合條件的資產，其借款費用應予以資本化為該資產成本的一部分。

(d) 根據中國會計準則及制度，有條件性的政府補助金會先記於長期負債，當有關的工程已符合政府補助金的要求時，政府補助金會轉入資本公積。而根據《國際財務報告準則》，有條件性的政府補助金會先記於長期負債，並當有關的工程已符合政府補助金的要求時，將根據其有關資產的使用年限內按直線法攤銷記入利潤表內。

(e) 其他調整內的每個單項調整金額並不重大。

(f) 根據中國會計準則及制度，少數股東權益在負債之外及作為股東權益的扣除項目單獨列示。同樣在合併利潤表中，少數股東損益亦作為淨利潤的扣減項目單獨列示。而根據《國際財務報告準則》，少數股東權益應於權益項目內區別於本公司股東應佔權益而單獨列示。同樣，少數股東應佔利潤作為本年度利潤或虧損在少數股東及本公司股東之間的分配，於合併利潤表內單獨列示。

2004年同期比較數字已經重述，以符合本年度的披露方式。

Designed and produced by: **Wonderful Sky Public Relations & Financial Consultant Co. Ltd.** Tel.: **2851 1038**

HUADIAN POWER

華電國際

HUADIAN POWER

華電國際

HUADIAN POWER

華電國際電力股份有限公司
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED

山東省濟南市經三路14號
Jingsan Road, Jinan, Shandong, PRC
Postal Code : 250001
web site : www.hdpi.com.cn



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Board of Directors of 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "Company") has resolved that the 2005 Annual General Meeting ("AGM") of the Company will be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the People's Republic of China (the "PRC") (中國北京市宣武區菜園街1號北京中環假日酒店) at 10:00 a.m. on Friday, 26 May 2006 for the purpose of considering the following matters:

ORDINARY RESOLUTIONS

1. To consider and approve the report of the Board of Directors of the Company for the year 2005.
2. To consider and approve the report of the Supervisory Committee of the Company for the year 2005.
3. To consider and approve the audited financial statements of the Company for the year 2005.
4. To consider and approve the profit distribution proposal of the Company for the year 2005 (Note 1).
5. To consider and approve the re-appointments of KPMG and KPMG Huazhen as international auditors and domestic auditors of the Company, respectively, for the financial year ending 31 December 2006, and to authorize the Board of Directors of the Company to determine their remuneration.
6. To consider and approve the report of the Independent Non-executive Directors of the Company for the year 2005 (Note 2).

By order of the Board of Directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Company Secretary

As at the date hereof, the Board of Directors of the Company comprises He Gong (Chairman), Chen Feihu (Vice Chairman), Zhu Chongli (Vice Chairman), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Shandong, the PRC
10 April 2006


SEC MAIL
RECEIVED
PROCESSING
MAY 01 2006
WASH, D.C.
192
SECTION

Notes:

1. **Profit Distribution Proposal of the Company for the Year 2005**

   As audited by KPMG and KPMG Huazhen, net profit attributable to shareholders of the Company for the financial year ended 31 December 2005 based on the financial reports of the Company, its subsidiaries and jointly controlled entity prepared under International Financial Reporting Standards ("IFRS") was RMB1,066,421,000, and net profit attributable to shareholders of the Company for the financial year ended 31 December 2005 based on the financial reports of the Company, its subsidiaries and jointly controlled entity prepared under PRC Accounting Standards and Regulations ("PRC GAAP") was RMB1,014,976,000. The Company shall transfer 10% of its net profit attributable to shareholders for 2005 as shown in the accounts prepared under PRC GAAP (i.e. an amount of RMB101,497,000) to the statutory surplus reserve, and transfer 5% of its net profit attributable to shareholders for 2005 as shown in the accounts under PRC GAAP (i.e. an amount of RMB50,748,000) to the statutory public welfare fund. As disclosed in the Company's 2005 annual results announcement dated 24 March 2006, the Board of Directors of the Company recommended the payment of a final dividend of RMB0.065 per share (including tax) for the financial year ended 31 December 2005, totalling approximately RMB391,370,470.

2. **Report of the Independent Non-executive Directors**

   The Company's A shares are listed on Shanghai Stock Exchange of the PRC. The report of the Independent Non-executive Directors of the Company for the year 2005 is prepared in compliance with relevant and applicable PRC regulatory requirements, and will be proposed for approval by the Company's shareholders at the AGM as required under such requirements. The report is available on the website of the Shanghai Stock Exchange of the PRC at http://www.sse.com.cn.

3. **Eligibility of attending the AGM and payment of dividends**

   Shareholders of the Company's H shares whose names appear on the Company's register of members maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 25 April 2006 ("Registered H Shareholders") are entitled to the Company's final dividends for 2005, and are eligible to attend the AGM conditional upon completion of the necessary registration procedures.

   Final dividends payable to the shareholders of domestic shares will be declared and paid in Renminbi, while dividends payable to shareholders of H shares will be declared in Renminbi and paid in Hong Kong dollars (calculated based on the arithmetic average of the closing exchange rate of Renminbi to Hong Kong dollars published by the People's Bank of China over the calendar week prior to Friday, 26 May 2006). The dividends will be paid on Thursday, 22 June 2006, subject to the approval of the Profit Distribution Proposal of the Company for the year 2005 at the AGM.

4. **Closure of H share register of members**

   For the convening of the AGM and the payment of the final dividends for 2005, in respect of shareholders of H shares, the Company's H share register of members will be closed from Wednesday, 26 April 2006 to Friday, 26 May 2006, both days inclusive, during which period no transfer of the Company's H shares will be effected. In order to be entitled to the Company's final dividends for 2005 and/or attend the AGM, shareholders of the Company's H shares are required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Tuesday, 25 April 2006.

5. Registration procedures for attending the AGM

(1) Shareholders who are entitled to and who intend to attend the AGM are required to deliver the completed and signed written reply slip to the Secretarial Office of the Board of Directors of the Company on or before Thursday, 4 May 2006. Please use the "Reply Slip for Attendance" or a duplicate copy thereof to reply. In addition to the requirements mentioned above, Registered H Shareholders who intend to attend the AGM shall also deliver copies of their instruments of transfer and the relevant share certificates to the Secretarial Office of the Board of Directors of the Company on or before Thursday, 4 May 2006.

(2) Shareholders may deliver the necessary registration documents to the Company in person, by post or by facsimile. Upon receipt of the above documents, the Company shall complete the registration procedures in respect of attending the AGM, and shall issue copies or facsimile copies of admission cards for attending the AGM by post or by facsimile. Shareholders or their proxies may produce such copies of the admission cards at the time of attending the meeting in exchange for the original of the admission cards.

6. Proxies

(1) Any shareholder who is entitled to attend the AGM is entitled to appoint one or more proxies to attend and vote at the AGM on his behalf by completing the enclosed "Proxy Form For Use at the Annual General Meeting" (the "Proxy Form") or by completing a duplicate copy thereof. A proxy need not be a shareholder of the Company. Should more than one proxy be appointed, such proxies shall only exercise their voting rights on a poll. The Proxy Form shall be signed by shareholder who is entitled to attend the AGM or his attorney duly authorised in writing. If the Proxy Form is signed by the attorney of a shareholder, the power of attorney or other documents of authorization authorising the attorney to appoint the proxy shall be notarised. If the attorney is a corporation, then the Proxy Form shall be executed under seal or shall be executed by its director or a duly authorised person.

(2) In respect of shareholders of the Company's domestic shares, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to the Secretarial Office of the Board of Directors of the Company not less than 24 hours before the time designated for convening the AGM. In respect of Registered H Shareholders, the notarised power of attorney or other documents of authorization and the completed Proxy Form shall be delivered to Hong Kong Registrars Limited not less than 24 hours before the time designated for convening the AGM.

7. Procedure to demand a poll

Pursuant to articles 75 to 77 of the Company's articles of association, at any general meeting of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by a show of hands) demanded by:

(i) the chairman of the meeting;

(ii) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(iii) one or more shareholders (including proxies) representing, either calculated separately or in aggregate, one-tenth or more of all shares carrying the right to vote at the meeting.

A demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

8. Miscellaneous

(1) Each of the shareholders of the Company (or his proxy) shall exercise his voting rights according to the number of shares with voting rights represented by him and shall be entitled to one vote for each share held.

(2) The AGM is expected to take half a day. Shareholders attending the AGM shall be responsible for their own travel and accommodation expenses.

(3) The registered address of the Company and the contact details of the Secretarial Office of the Board of Directors of the Company are as follows:

No. 14, Jingsan Road
Jinan, Shandong Province
The People's Republic of China
Tel No.: 86531-8236 6222
Fax No.: 86531-8236 6090 / 8236 6091

(4) The address and contact details of Hong Kong Registrars Limited are as follows:

Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel No.: 852-2862 8628
Fax No.: 852-2865 0990/852-2529 6087

* *for identification only*

File No. 82-4932



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股份代碼: 1071)

股東周年大會通告

茲通告華電國際電力股份有限公司(「本公司」)董事會決定於二零零六年五月二十六日(星期五)上午十時於中華人民共和國(「中國」)北京市宣武區菜園街1號北京中環假日酒店舉行本公司二零零五年度股東周年大會，屆時提交會議審議之決議案如下：

普通決議案

1. 審議及批准《公司二零零五年度董事會報告》。
2. 審議及批准《公司二零零五年度監事會報告》。
3. 審議及批准《公司二零零五年度財務報告》。
4. 審議及批准《公司二零零五年度利潤分配方案》。(附註一)
5. 審議及批准續聘畢馬威會計師事務所和畢馬威華振會計師事務所為本公司截至二零零六年十二月三十一日止財政年度之國際及境內核數師，並授權本公司董事會決定其酬金。
6. 審議及批准本公司二零零五年度獨立非執行董事述職報告。(附註二)

承董事會命
華電國際電力股份有限公司
周連青
公司秘書

於本通告日期，本公司董事會由下列董事組成：賀 恭(董事長)、陳飛虎(副董事長)、朱崇利(副董事長)、陳建華(執行董事)、田沛亭(執行董事)、王映黎(非執行董事)、張炳炬(非執行董事)、彭興宇(非執行董事)、丁慧平(獨立非執行董事)、趙景華(獨立非執行董事)、王傳順(獨立非執行董事)、胡元木(獨立非執行董事)。

中華人民共和國•山東
二零零六年四月十日

附註：

一. 本公司二零零五年度利潤分配方案

二零零五年度經畢馬威會計師事務所及畢馬威華振會計師事務所審計，本公司、附屬公司和合營企業按國際財務報告準則編制的截至二零零五年十二月三十一日止財政年度財務報告的股東應佔淨利潤為人民幣1,066,421千元，按中國會計準則編制的截至二零零五年十二月三十一日止財政年度財務報告的股東應佔淨利潤為人民幣1,014,976千元。按照國內會計報告所呈列的二零零五年度股東應佔淨利潤提取10%的法定公積金(即人民幣101,497千元)和5%的法定公益金(即人民幣50,748千元)；誠如日期為二零零六年三月二十四日本公司的二零零五年全年業績公告所披露，本公司董事會建議派發二零零五年度末期股息每股人民幣0.065元(含稅)，合計人民幣391,370.47 千元。

二、 獨立非執行董事述職報告

本公司A股在中國上海証券交易所上市。二零零五年本公司獨立非執行董事述職報告乃遵照中國有關及適用的監管規定而編制，並根據該等規定提呈股東周年大會批准。述職報告可在中國上海證券交易所的網站http://www.sse.com.cn上閱覽。

三、 出席股東周年大會的資格及股息派發事宜

於二零零六年四月二十五日(星期二)辦公時間結束時，名列香港證券登記有限公司保存本公司股東名冊上的本公司H股股東(「H股註冊股東」)將獲派發本公司二零零五年度末期股息，並於完成必須的登記手續的前提下有權出席本公司二零零五年度股東周年大會(「股東周年大會」)。

末期股息之內資股股息以人民幣派發和支付；H股股息以人民幣宣派，以港幣支付(此值將按二零零六年五月二十六日(星期五)之前的一個星期中國人民銀行公佈的人民幣兑換港幣收市滙率的平均值計算)。在《公司二零零五年度利潤分配方案》獲得股東周年大會審議通過的前提下，股息派發日期為二零零六年六月二十二日(星期四)。

四、 暫停H股股份登記

為了配合召開股東周年大會和派發二零零五年度末期股息的安排，就H股股東而言，本公司將於二零零六年四月二十六日(星期三)至二零零六年五月二十六日(星期五)(包括首尾兩天)期間暫停辦理H股股東名冊過戶手續，在該期間不登記H股股份轉讓。本公司H股股東如欲獲派發二零零五年度末期股息和／或出席股東周年大會必須將過戶文件及有關股票憑證在二零零六年四月二十五日(星期二)下午四時前送達本公司H股的股份登記公司，即位於香港灣仔皇后大道東183號合和中心17樓1712至1716室的香港證券登記有限公司，方有權獲派發末期股息及出席股東周年大會。

五、 參加股東周年大會的登記手續

(1) 有權出席股東周年大會的本公司股東，如欲出席股東周年大會，必須在二零零六年五月四日(星期四)或該日前將已填妥及簽署之書面確認回復送達本公司董事會秘書室。該書面回復請採用本通告隨附的「出席確認回執」或其複印件。擬出席股東周年大會的H股註冊股東，除前述要求外，必須在二零零六年五月四日(星期四)或該日前將其過戶文件副本及有關股票憑證副本送達本公司董事會秘書室。

(2) 股東可以下列方法將必要的登記文件送交本公司：親自交回、郵遞或傳真。收悉上述文件後，本公司將完成參加股東周年大會的登記程序，並以郵遞或傳真方式發出股東周年大會入場證副本或傳真副本。股東或其代表在參加股東周年大會時，可以用副本交換股東周年大會入場證正本。

六、 股東代理人

(1) 有權出席股東周年大會的股東有權通過填妥本通告隨附的「股東周年大會適用的代表委任表格」(「委任書」)或其複印本委任一位或多位代理人代表其出席股東周年大會及投票。代理人不必為本公司股東。如委任超過一名代理人，該等代理人只能以投票方式行使表決權。委任書必須由有權出席股東周年大會的股東或由其以書面形式正式授權的委託人簽署。如委任書由股東的委託人簽署，則授權該委託人委任代理人的授權書或其他授權文件必須經過公證。如委託人為一法人，則其委任書應加蓋法人印章或由其董事或正式委任的代理人簽署。

(2) 就內資股股東而言，經公證的授權書或其他授權文件及填妥的委任書，必須於股東周年大會指定的舉行時間前二十四小時送達本公司董事會秘書室方為有效。 就H股註冊股東而言，經公證的授權書或其他授權文件及填妥的委任書，必須於股東周年大會指定的舉行時間前二十四小時送達香港證券登記有限公司方為有效。

七、 要求進行表決的手續

根據公司章程第75至77條，於本公司的任何股東大會上，決議案須以舉手的方式表決，除非下列人士在舉手表決以前或以後，要求以投票方式表決：

(一) 會議主席；

(二) 至少兩名有投票權的股東，親自出席或者以代理人出席；或者

(三) 單獨或者合併計算持有在該會議上有表決權的股份10%以上(含10%)的一個或者若干股東(包括股東代理人)。

以投票方式表決的要求可以由提出者撤回。如果要求以投票方式表決的事項是選舉會議主席或者中止會議，則應當立即進行投票表決；其他要求以投票方式表決的事項，由主席決定何時舉行投票，會議可以繼續進行討論其他事項。投票結果仍被視為在該會議上所通過的決議。在大會上進行的投票，如股東(包括其股東代理人)擁有兩票或以上的表決權，不必把所有表決權以同樣方式表決。

八、 其他事項

(1) 每位本公司股東(或其股東代理人)在股東周年大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份有一票表決權。

(2) 股東周年大會會期預計半天，參加股東周年大會的股東的交通及食宿費自理。

(3) 本公司的註冊地址及本公司董事會秘書室之聯絡資料如下：

中華人民共和國山東省濟南市經三路十四號
電話：86531-8236 6222
傳真：86531-8236 6090/8236 6091

(4) 香港證券登記有限公司的地址及聯絡資料如下：

香港灣仔皇后大道東183號合和中心17樓1712-1716室
電話：852-2862 8628
傳真：852-2865 0990/852-2529 6087

* *僅供識別*




SEC MAIL
RECEIVED
PROCESSING
MAY 01 2006
WASH, DC
192
SECTION

華電國際電力股份有限公司
Huadian Power International Corporation Limited

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

PROXY FORM FOR USE AT THE ANNUAL GENERAL MEETING

I/We ______________________ with H share shareholder account number (if applicable): ______________________ of ______________________ *(Note 1)*, being shareholder(s) of ____________ domestic shares / ____________ H shares *(Note 2)* in 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "**Company**"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or ______________________ of ______________________ *(Note 3)* as my/our proxy to attend and act for me/us at the 2005 Annual General Meeting of the Company to be held at Holiday Inn Central Plaza, I Caiyuan Street, Xuanwu District, Beijing, the People's Republic of China (中國北京市宣武區菜園街1號北京中環假酒日店) at 10:00 a.m. on Friday, 26 May, 2006 or at any adjournment thereof and to vote for me/us on my/our behalf at such meeting or at any adjournment thereof in respect of the resolutions set out in the Notice of Annual General Meeting as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS	FOR *(Note 4)*	AGAINST *(Note 4)*
ORDINARY RESOLUTIONS		
1. To approve the report of the Board of Directors of the Company for the year 2005.		
2. To approve the report of the Supervisory Committee of the Company for the year 2005.		
3. To approve the audited financial statements of the Company for the year 2005.		
4. To approve the profit distribution proposal of the Company for the year 2005.		
5. To approve the re-appointments of KPMG and KPMG Huazhen as international auditors and domestic auditors of the Company, respectively, for the financial year ending 31st December, 2006, and to authorize the Board of Directors of the Company to determine their remuneration.		
6. To approve the report of the independent non-executive Directors of the Company for the year 2005.		

Signature *(Note 5)* ______________________ Date: ______________________ 2006

Notes:

1. Please insert full name and address in block capitals.
2. Please delete as appropriate and insert the number of shares in the Company registered in your name and to which this proxy form relates. If no such number is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name.
3. You are entitled to choose any person to be your proxy. If a person other than the Chairman of the Annual General Meeting is to be appointed as your proxy, please strike out the words "THE CHAIRMAN OF THE MEETING or" and insert the full name and address of the proxy to be appointed in the space provided. The proxy need not be a member of the Company. You are entitled to appoint one or more proxies to attend and vote at the meeting. However, if you appoint more than one proxy, you should state the number of shares each of them represents. Any alteration made to this proxy form must be signed by the person who signs the proxy form.
4. Important: If you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". In respect of each of the resolutions, failure to tick either box or failure to indicate as to how to vote on the proxy form returned will entitle your proxy to decide whether to vote and as to how to vote at his discretion.
5. This proxy form must be signed by you or your attorney duly authorised in writing. If the attorney is a corporation or an institution, this proxy form must be executed under seal or executed by its director or a duly authorised person. All powers of attorney referred to in this Note must be notarised.
6. To be valid, this proxy form and the notarised power of attorney or other documents of authorisation must be delivered to the Secretarial Office of the Board of Directors of the Company or the Company's H share registrar at Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as the case may be, not less than 24 hours before the time designated for convening the Annual General Meeting.
7. When attending the Annual General Meeting, proxies representing the respective shareholders should present their completed and signed proxy forms and their identity documents.
8. This proxy form should be completed in duplicate. One form should be delivered according to the instructions as set out in Note 6 and the other should be presented by the proxy when attending the Annual General Meeting according to the instructions as set out in Note 7.

* *for identification only*



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股份代碼：1071)

股東周年大會適用的代表委任表格（委任書）

本人／吾等 ______________ H股股東帳號(如適用)：______________

地址為 ______________ *(附註1)*

持有華電國際電力股份有限公司(「本公司」)投票：內資股 ______________ 股／H股 ______________ 股 *(附註2)*。作為本公司的股東，現委任 *(附註3)* 大會主席，或 ______________ 為本人／吾等的代表，代表本人／吾等出席二零零六年五月二十六日(星期五)上午十時正於中華人民共和國北京市宣武區菜園街1號北京中環假酒日店舉行的本公司二零零五年度股東周年大會或其延遲會議，並於該股東周年大會或其延遲會議代表本人／吾等，依照下列指示就股東周年大會通告載列之決議案投票；如無作出指示，則由本人／吾等的代表酌情決定投票。

決議	贊成 *(附註4)*	反對 *(附註4)*
普通決議案		
1. 批准《公司二零零五年度董事會報告》。		
2. 批准《公司二零零五年度監事會報告》。		
3. 批准《公司二零零五年度財務報告》。		
4. 批准《公司二零零五年度利潤分配方案》。		
5. 批准續聘畢馬威會計師事務所及畢馬威華振會計師事務所為本公司截至二零零六年十二月三十一日止財政年度之國際及境內核數師，並授權本公司董事會決定其年度酬金。		
6. 批准本公司二零零五年獨立非執行董事述職報告。		

簽署(附註5) ______________ 日期：二零零六年______月______日

附註：

1. 請用正楷填上全名及地址。
2. 請劃去不適用者並請填上以您名義登記與本委任書有關的股份數額。如未有填上數額，則本委任書將被視為與以您名義登記的所有本公司股份有關。
3. 您有權委任您選擇的任何人士為您的代理人。如欲委任大會主席以外的人士為代理人，請將「大會主席，或」字樣刪去，並在空格內填上您所擬委任代理人的姓名及地址。您可委任一位或多位代理人出席及投票，受委任代理人毋須為本公司股東。但如您委任數人為您的代理人，請注明每名代理人所代表的股份數目。本委任書的每項更改，將須由簽署人簽字示可。
4. 請注意，如投票贊成任何決議案，請在「贊成」格內加上「√」；如投票反對任何決議案，請在「反對」格內加上「√」。如無任何指示或交回的委任書並無指示受委任代理人如何就某項議案投票，代理人可自行決定是否及如何投票。
5. 本委任書須由您或您正式書面授權的人士簽署。如委託人為一公司或機構，則本委任書必須加蓋該公司或機構印章，或由其董事或正式授權的代理人簽署。本附註所述的授權書均須公證。
6. 本委任書連同簽署人經公證的授權書或其他授權文件，最遲須於股東周年大會召開前二十四小時(視情況而定)送達本公司董事會秘書室或送達本公司H股的股份登記公司-即位於香港灣仔皇后大道東183號合和中心17樓1712至1716室的香港證券登記有限公司方為有效。
7. 代理人代表股東出席股東周年大會時應出示已填妥及簽署的本委任書及代理人的身份證明文件。
8. 本委任書以一式兩份填寫，其中一份應依據附註6的指示予以送達，另一份則應依據附註7的指示於代理人出席股東周年大會時出示。

* *僅供識別*



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

REPLY SLIP FOR ATTENDANCE

I/We, ____,

being shareholder(s) of ____________ domestic shares / ____________ H shares# in 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "Company"), intend to attend the Annual General Meeting of the Company to be held on Friday, 26 May, 2006.

Name of shareholder attending the Annual General Meeting: ______________________

H share shareholder account number (if applicable): ______________________

Signature of shareholder: ______________________

Date: ____________, 2006

\# Delete where appropriate

Notes:

1. Please enclose duplicate copy of your identity documents (identity card or passport).
2. This reply slip shall be completed and signed and shall be delivered to the Secretarial Office of the Board of Directors of the Company at No.14, Jingsan Road, Jinan, Shandong Province, the People's Republic of China (tel. no: 86-531-8236 6222, contact person: Mr. Zhou Lianqing) on or before Thursday, 4 May, 2006. This reply slip may be returned in person (registration procedures for attending the Attend General Meeting may forthwith be proceeded thereafter), or delivered by post (postal code: 250001) or by facsimile (fax no: 86-531-8236 6090 / 8236 6091).

* *for identification only*



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股份代碼：1071)

出席確認回執

本人／吾等 ______________________________ 為華電國際電力股份有限公司Huadian Power International Corporation Limited*(「本公司」) 股票：內資股 ______________ 股／H股 ______________ 股#的股東，並擬出席於二零零六年五月二十六日(星期五)舉行的本公司二零零五年度股東周年大會。

出席股東周年大會者姓名：______________ H股股東帳號(如適用)：______________

股東簽名：______________ 日期：二零零六年____月____日

請刪去不適用者

附註：

1. 請附上身份證明文件(身份證或護照)的複印件。
2. 此回執在填妥及簽署後須於二零零六年五月四日(星期四)或該日前送達中華人民共和國山東省濟南市經三路十四號本公司董事會秘書室(聯繫電話：86-531-8236 6222，聯繫人：周連青先生)。此回執可採用親自交回(隨即可辦理出席股東周年大會的股東登記手續)、郵遞(郵政編碼：250001)或傳真(傳真號碼：86-531-8236 6090 / 8236 6091)的方式送達。

* *僅供識別*




MAIL PROCESSING SECTION
RECEIVED
MAY 01 2006
WASH. D.C.
192

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

CONNECTED TRANSACTION

On 24th April, 2006, the Company and Huadian Coal entered into the Agreement as part of the Capital Enlargement. Upon completion of the Agreement, the Company will be interested in approximately 20.19% of the expected enlarged registered capital of Huadian Coal.

Huadian Coal is, prior to the Capital Enlargement, a wholly owned subsidiary of China Huadian, which is the controlling shareholder of the Company. Thus, Huadian Coal is a connected person of the Company for the purposes of the Listing Rules. The entering into of the Agreement constitutes a connected transaction of the Company. As the relevant "percentage ratios" represented by the capital contribution to be made by the Company under the Agreement are less than 2.5%, the transaction falls within the provision under Rule 14A.32(1) of the Listing Rules, and therefore is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

INTRODUCTION

On 24th April, 2006, the Company and Huadian Coal entered into the Agreement as part of the Capital Enlargement. Upon completion of the Agreement, the Company will be interested in approximately 20.19% of the expected enlarged registered capital of Huadian Coal.

HUADIAN COAL

Certain coal mines and related assets owned by China Huadian were merged through re-organization to form Huadian Coal which was established on 8th September, 2005 as a limited liability company in Beijing Municipality, the PRC, and is principally engaged in the processing, sale, storage and transportation of coal products, electricity generation and related businesses. Huadian Coal currently has a registered capital of RMB500 million which is 100% interested by China Huadian.

The audited book value of the net assets of Huadian Coal as of 31st December, 2005 under PRC Accounting Standards and Regulations is RMB536.77 million (equivalent to approximately HK$516.13 million).

Under PRC Accounting Standards and Regulations, the coal mines and related assets comprised under Huadian Coal through the re-organization completed in September 2005 as described above have recorded audited net profit before and after taxation in the sums of RMB46.46 million (equivalent to approximately HK$44.67 million) and RMB40.36 million (equivalent to approximately HK$38.81 million), respectively, for the year ended 31st December, 2005.

CAPITAL ENLARGEMENT OF HUADIAN COAL

Under the Capital Enlargement, the registered capital of Huadian Coal will be increased by RMB1,060 million from RMB500 million to RMB1,560 million. As part of the Capital Enlargement, the Company will, pursuant to the Agreement, contribute capital towards Huadian Coal in the sum of RMB315 million (equivalent to approximately HK$302.88 million), representing approximately 20.19% of the expected enlarged registered capital of Huadian Coal. To the knowledge of the Directors, under the Capital Enlargement, China Huadian and certain subsidiaries and associates of China Huadian other than the Company will together contribute additional capital towards Huadian Coal in an aggregate sum of RMB745 million, representing approximately 47.76% of Huadian Coal's expected enlarged registered capital. Following completion of the Capital Enlargement, Huadian Coal is expected to be directly interested as to (i) approximately 20.19% by the Company, (ii) approximately 51.28% by China Huadian and (iii) the remaining interests by subsidiaries and associates of China Huadian other than the Company.

Agreement

1. Date: *24th April, 2006*
2. Parties
   (1) the Company; and
   (2) Huadian Coal
3. Consideration and payment terms

   Pursuant to the Agreement, the Company has agreed to contribute a sum of RMB315 million (equivalent to approximately HK$302.88 million) to the registered capital of Huadian Coal by way of cash within 15 days from the date of the Agreement, and such contribution will be funded by internal resources of the Company. As described above, the consideration represents approximately 20.19% of the expected enlarged registered capital of Huadian Coal following completion of the Capital Enlargement. The Agreement does not provide for any other capital commitment or loan arrangement required of the Company, and the Company is not expected to provide any guarantee or indemnity in connection with the Capital Enlargement.
4. Certain other material terms

   Following completion of the Capital Enlargement, the board of directors of the Huadian Coal is expected to comprise 11 members, two of which will be nominated by the Company. The supervisory committee of Huadian Coal is expected to comprise 11 members, one of which will be nominated by the Company.

For the purpose of preparing the Group's accounts, Huadian Coal will be accounted for as an associate of the Company, and the Group's consolidated financial statements will include the Company's 20.19% share of the total recognised gains and losses of Huadian Coal on an equity accounted basis.

REASONS FOR THE TRANSACTION AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

The Company is principally engaged in the construction and operation of power plants and other businesses related to power generation. Investment in Huadian Coal is compatible with the development strategy of the Company to ensure better control over its upstream resources supply and to co-operate with coal industry players to develop coal-electric power projects. Moreover, investment in the coal industry and organic expansion towards the upstream resources chain are important components of the Company's development strategy. Insofar as the Directors are aware, these measures conform to the relevant PRC national policy and receive support from relevant PRC governmental authorities.

The Directors believe that the Company's investment in Huadian Coal will also help secure the supply of coal for the Company's power plants. Huadian Coal develops coal resources. It is believed that the Company, through its strategic investment in Huadian Coal, will be able to utilise Huadian Coal's position in the development of coal resources and the related supply network throughout the PRC.

In addition, it is generally expected that coal will remain as the main resource element for the PRC's energy structure and constitute its major consumption in the near future, the demand for coal resources is likely to attain stable and sustainable growth. Therefore, the Company's investment in Huadian Coal is also anticipated to help generate a relatively stable return for its investment.

The Directors, including the independent non-executive Directors, believe that the transactions under the Agreement are on normal commercial terms, which are fair and reasonable and in the interests of the Company's shareholders as a whole.

CONNECTED TRANSACTION

Huadian Coal is, prior to the Capital Enlargement, a wholly owned subsidiary of China Huadian, which is the controlling shareholder of the Company. Thus, Huadian Coal is a connected person of the Company for the purposes of the Listing Rules. The entering into of the Agreement therefore constitutes a connected transaction of the Company. As the relevant "percentage ratios" represented by the capital contribution to be made by the Company under the Agreement are less than 2.5%, the transaction falls within the provision under Rule 14A.32(1) of the Listing Rules, and therefore is only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	means the agreement dated 24th April, 2006 between the Company and Huadian Coal
"Capital Enlargement"	means the proposed increase of the registered capital of Huadian Coal from RMB500 million to RMB1,560 million
"China Huadian"	means 中國華電集團公司 China Huadian Corporation*, a wholly State-owned enterprise and the controlling shareholder of the Company
"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange, respectively
"Directors"	means the directors of the Company
"Group"	means the Company and its subsidiaries
"Huadian Coal"	means 華電煤業集團有限公司Huadian Coal Industry Group Co., Ltd*, a limited liability company established in the PRC
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	means The People's Republic of China
"RMB"	means Renminbi, the lawful currency of the PRC

By order of the board of Directors
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
Zhou Lianqing
Company Secretary

The board of Directors comprises, as at the date of this announcement, He Gong (*Chairman*), Chen Feihu (*Non-executive Director*), Zhu Chongli (*Non-executive Director*), Chen Jianhua (*Executive Director*), Tian Peiting (*Executive Director*), Wang Yingli (*Non-executive Director*), Zhang Bingju (*Non-executive Director*), Peng Xingyu (*Non-executive Director*), Ding Huiping (*Independent non-executive Director*), Zhao Jinghua (*Independent non-executive Director*), Wang Chuanshun (*Independent non-executive Director*) and Hu Yuanmu (*Independent non-executive Director*).

Shandong, the PRC
24th April, 2006

* *For identification only*

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股份代碼： 1071)

關連交易

> 於二零零六年四月二十四日，本公司與華電煤業訂立該協議，參與資本擴充。完成擴資後，本公司將擁有華電煤業已擴充註冊資本的20.19%權益。
>
> 華電煤業進行資本擴充前，乃中國華電(本公司之控股股東)的全資附屬公司。因此，就上市規則而言，華電煤業乃本公司的關連人士，訂立該協議構成本公司的關連交易。由於本公司根據協議作出注資的有關「百分比率」少於2.5%，因此交易並不歸屬於上市規則第14A.32(1)條的規定，交易只須符合上市規則第14A.45及14A.47條項下的申報及公告的規定，無須遵守上市規則第14A章項下須由獨立股東批准的交易。

緒言

於二零零六年四月二十四日，本公司與華電煤業訂立該協議，參與資本擴充。完成擴資後，本公司將擁有華電煤業擴大後註冊資本的20.19%權益。

華電煤業

中國華電擁有的部份煤礦和相關資產經合併重整組成的華電煤業(於二零零五年九月八日成立)是一間在中華人民共和國北京市成立的有限責任公司，主要從事煤產品加工、銷售、儲存及運送，發電及相關業務。目前，華電煤業由中國華電全資擁有，其註冊資本為人民幣5億元。

截至二零零五年十二月三十一日止，根據中國會計準則及制度編製，華電煤業經審核淨資產賬面值為人民幣536.77百萬元(折約港幣516.13百萬元)。

根據中國會計準則及制度，組成華電煤業的煤礦及相關資產(華電煤業通過上文所述於二零零五年九月完成的重整而組成)於截至二零零五年十二月三十一日止年度錄得的除稅前及除稅後經審核淨利潤分別為人民幣46.46百萬元(折約港幣44.67百萬)及人民幣40.36百萬元(折約港幣38.81百萬元)。

華電煤業的資本擴充

根據資本擴充協議的規定，華電煤業的註冊資本將會增加人民幣10.6億元，即由人民幣5億元增至人民幣15.6億元。本公司參與資本擴充的一部份，將按照該協議向華電煤業支付人民幣3.15億元(折約港幣3.0288億元)，佔華電煤業預計擴大後註冊資本約20.19%。就董事所知悉，根據資本擴充協議的規定，中國華電及中國華電部份附屬公司(本公司除外)及聯營公司將共同向華電煤業額外支付合共人民幣7.45億元，佔華電煤業預計擴大註冊資本約47.76%。完成資本擴充後，(i)本公司將直接持有華電煤業約20.19%的權益；(ii)中國華電將持有華電煤業約51.28%的權益；及(iii)中國華電的附屬公司(本公司除外)及聯營公司將持有華電煤業的其餘權益。

該協議

1. 日期：　二零零六年四月二十四日
2. 訂約方
   (1) 本公司；及
   (2) 華電煤業。
3. 對價及付款條款

   根據該協議，本公司已同意於該協議訂立日後15天內以現金投入人民幣3.15億元(折約港幣3.0288億元)的註冊資本，有關對價由本公司自有資金撥付。誠如上文所述，完成資本擴充後，本公司投資款約佔華電煤業預計擴大後註冊資本的20.19%。該協議並無為本公司提供需要的資本承擔或借款安排，本公司亦不預期為有關資本擴充提供任何擔保或賠償。
4. 若干其他重要條款

   完成資本擴充後，華電煤業董事會預期將由11人組成，其中兩名由本公司提名。華電煤業的監事會將由11人組成，其中一人由本公司提名。

就編製本集團賬項而言，完成資本擴充後，華電煤業將成為本公司之聯營公司，本集團將以權益法按應佔華電煤業已確認收益或虧損的20.19%股權比例注入綜合財務報表內。

交易的理由及預期為本公司帶來的利益

本公司主要從事建造和經營發電廠及其他相關業務。投資華電煤業符合本公司的發展策略，確保更好地控制上游資源供應及與煤炭產業共同開發煤電項目。此外，投資煤炭產業與有系統的開發上流資源鏈，乃本公司發展策略的重要組成部份。就各董事所知悉，以上措施符合中國有關國家政策，並獲得相關中國政府機關的鼎力支援。

董事相信，本公司投資華電煤業亦有助於確保本公司發電廠的煤炭供應。華電煤業開發煤炭資源，本公司相信透過策略投資華電煤業，將能利用華電煤業發展煤炭資源的優勢及在中國各地的相關供應網絡。

此外，普遍預料煤炭將會成為中國能源架構的主要資源，並於未來數年成為主要的消費品，因此煤炭資源的需求將會穩定持續增長。因此，本公司投資華電煤業亦預計有助為其投資帶來較穩定的回報。

董事(包括獨立非執行董事)認為該協議項下的交易，乃按正常商業條款進行，屬公平合理，符合本公司股東的整體利益。

關連交易

華電煤業進行資本擴充前，乃中國華電(本公司之控股股東)的全資附屬公司。因此，就上市規則而言，華電煤業乃本公司的關連人士，訂立該協議構成本公司的關連交易。由於本公司資本所佔的有關「百分比率」少於2.5%，因此交易並不歸屬於上市規則第14A.32(1)條的規定，交易只須符合上市規則第14A.45及14A.47條項下的申報及公告的規定，無須遵守上市規則第14A章項下須由獨立股東批准的交易。

釋義

於本公告內，除非文義另有所指，否則以下詞彙將具以下涵義：

「該協議」	指	本公司與華電煤業於二零零六年四月二十四日訂立的協議
「資本擴充」	指	華電煤業註冊資本擬由人民幣5億元擴大至人民幣15.6億元
「中國華電」	指	中國華電集團公司一間國有獨資公司，及本公司的控股股東
「本公司」	指	華電國際電力股份有限公司，一間於中華人民共和國註冊成立之中外合資股份有限公司，公司之H股及A股分別於香港聯合交易所有限公司及上海證券交易所上市
「董事」	指	本公司的董事
「本集團」	指	本公司及其附屬公司
「華電煤業」	指	華電煤業集團有限公司，一間於中國成立的有限責任公司
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「中國」	指	中華人民和共和國
「人民幣」	指	人民幣，中國法定貨幣

承董事會命
華電國際電力股份有限公司
周連青
公司秘書

於本公告日期，本公司董事會成員包括：賀恭(董事長)、陳飛虎(非執行董事)、朱崇利(非執行董事)、陳建華(執行董事)、田沛亭(執行董事)、王映黎(非執行董事)、張炳炬(非執行董事)、彭興宇(非執行董事)、丁慧平(獨立非執行董事)、趙景華(獨立非執行董事)、王傳順(獨立非執行董事)及胡元木(獨立非執行董事)。

中國山東
二零零六年四月二十四日

* *僅供識別*